TECHNICAL REPORT

FEASIBILITY STUDY of the ROSE DEPOSIT and RESOURCE ESTIMATE for the MILLS LAKE DEPOSIT

of the

KAMISTIATUSSET (KAMI) IRON ORE PROPERTY, LABRADOR

for

Alderon Iron Ore Corp.

43-101 Technical Report

Effective Date: December 17, 2012

PREPARED BY:	IN COOPERATION WITH:

DATE AND SIGNATURE PAGE

This report is effective as of the 17th day of December 2012.

“Angelo Grandillo”                                                                                                                                                                                                                                                                              January 9, 2013
Angelo Grandillo P.Eng., M. Eng., BBA Inc. “Patrice Live”	Date January 9, 2013
Patrice Live Ing, BBA Inc. “Paul Deering”	Date January 9, 2013
Paul Deering P. Eng., P. Geo., Stantec “Michael Kociumbas”	Date January 9, 2013
Michael Kociumbas B.Sc., P. Geo., Watts, Griffis and McQuat Limited “Richard W. Risto”	Date January 9, 2013
Richard W. Risto M.Sc., P. Geo., Watts, Griffis and McQuat Limited	Date

CERTIFICATE OF QUALIFIED PERSON

I, Angelo Grandillo, do hereby certify that:

1. I reside at 1060 des Perdrix, Longueuil, Québec, Canada, J4J 5J7.

2. I am an Associate and a Project Manager in the consulting firm:
   BBA Inc.
   630 René-Lévesque Blvd. West
   Suite 1900
   Montréal, Québec
   Canada H3B 1S6

3. This certificate accompanies the report titled "Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador" for Alderon Iron Ore Corp., having an effective date of December 17, 2012.

4. I graduated from McGill University of Montreal with a B. Eng. in Metallurgy in 1981, and M. Eng. in 1988.

5. I am in good standing as a member of the Order of Engineers of Québec (#38342) and Professional Engineers and Geoscientists, Newfoundland and Labrador (#06360).

6. I have read the definition of "qualified person" set out in the National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I have personally visited the property on March 22-23, 2011 and on October 13-14 of 2011.

8. I am responsible for the coordination, consolidation and review of this NI 43-101 Technical Report. I have also authored and am responsible for sections: 1 to 5, 13, 17, 18.1, 18.2, 18.3, 19 and 21 to 27.

9. I am independent of the issuer as described in Section 1.5 of NI 43-101. I have had prior involvement with the Kamistiatusset property as a "qualified person" for the Preliminary Economic Assessment Study preceding this Feasibility Study.

10. I have practiced my profession continuously since my graduation in 1981. My relevant experience includes technical and operations management and project management in iron ore and gold projects.

11. I have read National Instrument 43-101, Form 43-101F1 and the Technical Report has been prepared in compliance with this Instrument.

12. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report and the parts that I am responsible for, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Prepared in Montréal, Québec, January 9, 2013

Signed
Angelo Grandillo, Eng. M.Eng.

REGISTERED PROFESSIONAL ENGINEER
PEG Newfoundland and Labrador
ANGELO M. GRANDILLO
SIGNATURE
Jan 9 2013
DATE
NEWFOUNDLAND & LABRADOR

CERTIFICATE OF QUALIFIED PERSON

I, Patrice Live, do hereby certify that:

1. I reside in Longueuil, Quebec, Canada.

2. I am an Associate and a Mining Engineer in the consulting firm:
   BBA Inc.
   630 René-Lévesque Blvd. West
   Suite 1900
   Montréal, Québec
   Canada H3B 1S6

3. This certificate accompanies the report titled "Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador" for Alderon Iron Ore Corp., having an effective date of December 17, 2012.

4. I graduated from Laval University with a B. Eng. in Mining in 1976.

5. I am in good standing as a member of the Order of Engineers of Québec (#38991).

6. I have read the definition of "qualified person" set out in the National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I have not visited the property.

8. I have supervised and verified the preparation of Sections 15 and 16 of this NI-43-101 Technical Report.

9. I am independent of the issuer as described in Section 1.5 of NI 43-101. I have not had prior involvement with the Kamistiatusset property.

10. I have practiced my profession continuously since my graduation in 1976. My relevant experience includes technical and study management in iron ore and gold projects.

11. I have read National Instrument 43-101, Form 43-101F1 and the Technical Report has been prepared in compliance with this Instrument.

12. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report and the parts that I am responsible for, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Prepared in Montréal, Québec, January 9, 2013

Signed
Patrice Live, Eng.

INGÉNIEUR · ENGINEER
PATRICE LIVE
38991
QUÉBEC

CERTIFICATE

I, Michael W. Kociumbas, do hereby certify that:

1. I reside at 420 Searles Court, Mississauga, Ontario, Canada, L5R 2C6.

2. I am a Senior Geologist and Vice-President with Watts, Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

3. This certificate accompanies the report titled "Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador" for Alderon Iron Ore Corp., having an effective date of December 17, 2012.

4. I am a graduate from the University of Waterloo, Waterloo, Ontario with an Honours B.Sc. Degree in Applied Earth Sciences, Geology Option (1985), and I have practised my profession continuously since that time.

5. I am a licensed Professional Geoscientist of the Association of Professional Geoscientists of Ontario (Membership #0417) and Professional Engineers and Geoscientists, Newfoundland and Labrador (Membership #06332). I am Member of: Canadian Institute of Mining, Metallurgy and Petroleum (Membership #94100); Prospectors and Developers Association of Canada (Membership #10463). I am an Associate of Geological Association of Canada.

6. I have read the definition of "qualified person" set out in the National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I have not visited the Property.

8. I am responsible for Section 14. I am jointly responsible for Sections 1 and 25 with co-authors of this Technical Report.

9. I am independent of the issuer as described in Section 1.5 of NI 43-101. I have had prior involvement with the Kamistiatusset property as a qualified person for the PEA preceding this Feasibility Study and with the initial NI 43-101 Technical Report for Mills Lake and Rose Central.

10. My relevant experience includes over 25 years of field exploration and project management for both gold and base metal projects, including a number of iron deposits both in Canada and internationally. I have extensive experience with Mineral Resource estimation techniques and the preparation of technical reports.

11. I have read NI 43-101, Form 43-101F1 and the Technical Report and have prepared the technical report in compliance with NI 43-101, Form 43-101F1 and generally accepted Canadian mining industry practice.

12. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report and the parts that I am responsible for, contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Prepared in Toronto, Ontario, January 9, 2013

Michael Kociumbas, P.Geo.
January 9, 2013

CERTIFICATE

I, Richard W. Risto, do hereby certify that:

1. I reside at 22 Northridge Ave, Toronto, Ontario, Canada, M4J 4P2.

2. I am a Senior Associate Geologist with Watts, Griffis and McOuat Limited, a firm of consulting engineers and geologists, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

3. This certificate accompanies the report titled "Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador" for Alderon Iron Ore Corp., having an effective date of December 17, 2012.

4. I am a graduate from the Brock University, St. Catherines, Ontario with an Honours B.Sc. Degree in Geology (1977), Queens University, Kingston, Ontario with a M.Sc. Degree in Mineral Exploration (1983).

5. I am a licensed Professional Geoscientist of the Association of Professional Geoscientists of Ontario (Membership #0276) and Professional Engineers and Geoscientists, Newfoundland and Labrador (Membership #06333). I am a member of the Association of Applied Geochemists; and, the Prospectors and Developers Association of Canada.

6. I have read the definition of "qualified person" set out in the National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I visited the Property on August 3 to 6, 2010 and November 1 to November 3, 2010.

8. I am responsible for Sections 6 to 12. I am jointly responsible for Sections 1 to 25 with co-authors of this Technical Report.

9. I am independent of the issuer as described in Section 1.5 of NI 43-101. I have had prior involvement with the Kamistiatusset property as a "qualified person" for the PEA preceding this Feasibility Study and with the initial NI 43-101 Technical Report for Mills Lake and Rose Central.

10. My relevant experience includes over 30 years of field exploration and project evaluation for both precious and base metal projects including a number of iron deposits both in Canada and internationally.

11. I have read NI 43-101, Form 43-101F1 and the Technical Report and have prepared the technical report in compliance with NI 43-101, Form 43-101F1 and generally accepted Canadian mining industry practice.

12. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report and the parts that I am responsible for, contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Prepared in Toronto, Ontario, January 9, 2013

Richard W. Risto, M.Sc., P.Geo.
January 9, 2013

CERTIFICATE OF QUALIFIED PERSON

I, Paul D. Deering, do hereby certify that:

1. I reside at 42 Moores Drive, Mount Pearl, Newfoundland and Labrador, Canada, A1N 3V6.

2. I am a Principal and Practice Leader in the consulting firm:
   Stantec Consulting Limited
   607 Torbay Road
   St. John's, NL
   A1N 3V6

3. This certificate accompanies the report titled "Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador" for Alderon Iron Ore Corp., having an effective date of December 17, 2012.

4. I graduated from Memorial University with a B.Sc. (hon) in Earth Sciences in 1987, and the University of New Brunswick with a B.Sc.Eng. in Engineering 1995.

5. I am in good standing as a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador (#03088).

6. I have read the definition of "qualified person" set out in the National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I have personally visited the property on March 22-23, 2011.

8. I am responsible for the coordination, consolidation and review of sections: 1.11, 16.1.3, 18.4. 18.5, 20, and 25.4.

9. I am independent of the issuer as described in Section 1.5 of NI 43-101. I have had prior involvement with the Kamistiatusset property as a "qualified person" for the Preliminary Economic Assessment Study preceding this Feasibility Study.

10. I have practiced my profession continuously since my graduation in 1987 and 1995. My relevant experience includes exploration geology, engineering geology and project management in iron ore, base metals and gold projects.

11. I have read National Instrument 43-101, Form 43-101F1 and the Technical Report has been prepared in compliance with this Instrument.

12. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report and the parts that I am responsible for, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Prepared in St. John's, Newfoundland and Labrador, January 9, 2013.

Signed
Paul D. Deering, P.Eng., P.Geo.

REGISTERED PROFESSIONAL ENGINEER
PEG Newfoundland and Labrador
PAUL D. DEERING
SIGNATURE
DATE
NEWFOUNDLAND & LABRADOR

REGISTERED PROFESSIONAL GEOSCIENTIST
PAUL DEERING
SIGNATURE
DATE
NEWFOUNDLAND & LABRADOR

TABLE OF CONTENTS

LIST OF ABBREVIATIONS		XXI
UNITS OF MEASURE		XXV
1.	SUMMARY	1-1
1.1	Introduction	1-1
1.2	Geology and Mineralization	1-2
1.3	Exploration and Drilling	1-3
1.4	Sample Preparation and Data Verification	1-5
1.5	Mineral Processing and Metallurgical Testwork	1-5
1.6	Mineral Resources	1-8
1.7	Mineral Reserves	1-12
1.8	Mining Methods	1-15
1.9	Recovery Methods and Processing Plant Design	1-15
1.10	Project Infrastructure	1-17
1.11	Market Studies and Contracts	1-18
1.12	Environment	1-20
1.13	Capital Costs	1-23
1.14	Operating Costs	1-24
1.15	Economic Analysis	1-25
1.16	Project Schedule	1-28
1.17	Conclusions and Recommendations	1-29
2.	INTRODUCTION	2-1
2.1	Scope of Study	2-1
2.2	Sources of Information	2-1
2.3	Terms of Reference	2-2
2.4	Site Visit	2-2
3.	RELIANCE ON OTHER EXPERTS	3-1
4.	PROPERTY DESCRIPTION AND LOCATION	4-1

December 2012

i

4.1	Property Location	4-1
4.2	Property Description and Ownership	4-1
4.3	Property Agreements	4-4
4.4	Permitting	4-6
5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
5.1	Access	5-1
5.2	Climate	5-1
5.3	Local Resources and Infrastructure	5-1
5.4	Physiography	5-2
6.	HISTORY	6-1
7.	GEOLOGICAL SETTING AND MINERALIZATION	7-1
7.1	Regional Geology	7-1
7.2	Property Geology	7-5
7.2.1	General	7-5
7.2.2	East of Mills Lake	7-7
7.3	Mineralization and Structure	7-7
7.3.1	Weathering	7-8
7.3.2	Wabush Basin – Rose Deposits	7-9
7.3.3	Mills Lake Basin – Mills Lake and Mark Lake Deposits	7-16
7.3.4	Mineralization by Rock Type and Specific Gravity	7-19
8.	DEPOSIT TYPE	8-1
9.	EXPLORATION	9-1
9.1	General	9-1
9.2	Altius Exploration Programs 2006 – 2009	9-1
9.3	Alderon’s Summer 2010 Exploration Program	9-3
10.	DRILLING	10-1
10.1	Historic Drilling	10-1
10.2	Altius 2008 Drilling Program	10-1
10.2.1	General	10-1
10.3	Alderon 2010 Drilling Program	10-5

December 2012

10.3.1	General	10-5
10.4	Alderon 2011 Winter Drilling Program	10-10
10.4.1	General	10-10
10.5	Alderon Summer 2011 - 2012 Drilling Program	10-13
10.6	Drillhole Collar Surveying	10-21
10.7	Downhole Attitude Surveying	10-22
10.8	Geophysical Downhole Surveying	10-24
10.9	WGM Comments on Altius and Alderon Drilling	10-26
11.	SAMPLE PREPARATION, ANALYSIS AND SECURITY	11-1
11.1	Field Sampling and Preparation	11-1
11.1.1	2008 Drill Core Handling and Logging	11-1
11.1.2	2008 Sampling Method and Approach	11-2
11.1.3	2008 Core Storage	11-3
11.1.4	Alderon 2010-2012 Drill Core Handling and Logging	11-3
11.1.5	Alderon 2010-2012 Sampling Method and Approach	11-5
11.1.6	WGM Comments on Sampling for 2008 through 2012 Drilling Programs	11-6
11.2	Laboratory Sample Preparation and Assaying	11-7
11.2.1	Altius 2008 Preparation and Assaying	11-7
11.2.2	Alderon 2010-2012 Sample Preparation	11-8
11.2.3	Alderon 2010-2012 Sample Assaying	11-11
11.3	Sampling and Assaying QA/QC	11-13
11.3.1	2008 through 2012 QA/QC	11-13
11.3.2	Supplemental QA/QC	11-22
11.4	WGM’s Comments on 2008 through 2012 Assaying	11-30
12.	DATA VERIFICATION	12-1
13.	MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
13.1	Testwork Plan	13-2
13.1.1	Historical Testwork	13-2
13.1.2	PEA Study Metallurgical Testwork Plan	13-3
13.1.3	Feasibility Study Metallurgical Testwork Plan	13-5
13.1.4	Feasibility Study Sample Preparation and Representativity	13-8
13.2	Mineralogical Analysis Test Results	13-11
13.2.1	Historical Mineralogical Analysis Results	13-11

December 2012

13.2.2	PEA Study Mineralogical Analysis Results	13-11
13.2.3	Feasibility Study Mineralogical Analysis Results	13-13
13.3	Beneficiation Testwork	13-18
13.3.1	Historical Beneficiation Test Result Summary	13-18
13.3.2	PEA Beneficiation Test Result Summary	13-18
13.3.3	Feasibility Study Wilfley Table Testwork Results	13-20
13.3.4	Feasibility Magnetic Separation Test Results	13-25
13.4	Ore Grindability	13-29
13.4.1	Historical Grindability Tests Results	13-29
13.4.2	PEA Grindability Tests Results	13-29
13.4.3	FS Ore Grindability Testwork Results Using the SPI and IGS Methodology	13-30
13.4.4	Particle Size Distribution Testwork Results	13-38
13.4.5	Other Grindability Test Work	13-40
13.5	Solid-Liquid Separation Tests	13-47
13.6	Process Flowsheet and Metallurgical Performance Validation	13-50
13.7	Recommended Testwork for Final Design	13-54
14.	MINERAL RESOURCE ESTIMATE AND MINERAL RESERVE ESTIMATES	14-1
14.1	Mineral Resource Estimate Statement	14-1
14.2	General Mineral Resource Estimation Procedures	14-5
14.3	Database	14-5
14.3.1	Drillhole Data	14-5
14.3.2	Data Validation	14-6
14.3.3	Database Management	14-7
14.4	Geological Modelling Procedures	14-7
14.4.1	Cross Section Definition	14-7
14.4.2	Geological Interpretation and 3-D Wireframe Creation	14-8
14.4.3	Topographic Surface Creation	14-10
14.5	Statistical Analysis, Compositing, Capping and Specific Gravity	14-19
14.5.1	Back-Coding of Rock Code Field	14-19
14.5.2	Statistical Analysis and Compositing	14-19
14.5.3	Grade Capping	14-28
14.5.4	Density/Specific Gravity	14-29

December 2012

14.6	Block Model Parameters, Grade Interpolation and Categorization of Mineral Resources
14-30
14.6.1	General	14-30
14.6.2	Block Model Setup/Parameters	14-30
14.6.3	Grade Interpolation	14-32
14.6.4	Mineral Resource Categorization	14-37
14.7	Block Model Validation	14-45
15.	MINERAL RESERVE ESTIMATE	15-1
15.1	Resource Block Model	15-1
15.1.1	Model Coordinate System	15-3
15.1.2	Model Densities	15-5
15.1.3	Model Recoveries	15-6
15.1.4	Model Surfaces	15-7
15.2	Pit Optimization	15-9
15.2.1	Pit Optimization Parameters	15-9
15.2.2	Cut-Off Grade Calculation	15-16
15.2.3	Pit Optimization Results	15-16
15.3	Engineered Pit Design	15-18
15.3.1	Pit Design Parameters	15-18
15.3.2	Engineered Pit Design Results	15-20
15.4	Mineral Reserve Estimate	15-28
16.	MINING METHOD	16-1
16.1	Mine Production Schedule and Methodology	16-1
16.1.1	Optimized Mine Phases	16-1
16.1.2	Designed Phases	16-1
16.1.3	Mine Production Schedule	16-3
16.2	Waste Rock Pile Design	16-18
16.3	Mine Equipment and Operations	16-21
16.3.1	Operating Time Calculations	16-21
16.3.2	Equipment Availability and Utilization	16-23
16.3.3	Loading Parameters	16-23
16.3.4	Hauling Parameters	16-26

December 2012

v

16.3.5	Drilling and Blasting	16-28
16.3.6	Mining Equipment Fleet	16-30
16.4	Operations Management	16-35
16.4.1	Mine Manpower Requirement	16-35
17.	RECOVERY METHODS	17-1
17.1	Process Design Basis	17-1
17.2	Process Flowsheet and Mass and Water Balance	17-4
17.3	General Process Description and Plant Design	17-9
17.4	Ore Crushing, Conveying and Storage	17-10
17.5	Grinding and Screening	17-11
17.5.1	Grinding	17-11
17.5.2	Screening	17-12
17.6	Gravity Spiral Circuit	17-13
17.7	Magnetic Separation Plant	17-15
17.8	Tailings Dewatering and Pumping	17-18
17.9	Concentrate Conveying and Load-Out	17-19
17.10	General Concentrator Plant Services	17-20
17.10.1	Compressed Air	17-20
17.10.2	Freshwater	17-20
17.10.3	Cooling Water	17-21
17.10.4	Process and Recycled Water	17-21
17.10.5	Fire Protection	17-21
17.10.6	Steam	17-22
18.	PROJECT INFRASTRUCTURE	18-1
18.1	General Kami Site Plot Plan	18-1
18.2	Kami Site Infrastructures	18-5
18.3	Electricity	18-12
18.4	Railway Transportation	18-18
18.5	Pointe Noire Terminal	18-20
19.	MARKET STUDIES AND CONTRACTS	19-1
19.1	Market Study and Alderon Marketing Strategy	19-1
19.2	Off-Take and Agreements	19-2

December 2012

19.3	Port Agreement	19-3
19.4	Railway Transportation Negotiation Status	19-4
19.5	Electric Power Supply Status	19-4
19.6	Other Agreements	19-5
20.	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT
20-1
20.1	Environmental Setting	20-1
20.1.1	Kami Iron Ore Property, Labrador	20-1
20.1.2	Concentrate Storage and Reclaim Facilities, Québec	20-4
20.2	Jurisdiction, Applicable Laws and Regulations	20-5
20.2.1	Major Projects Management Office	20-6
20.3	Environmental Studies	20-7
20.4	Environmental Permitting	20-8
20.5	Tailings Management	20-11
20.5.1	Tailings Management Facility (TMF) Design Considerations	20-15
20.5.2	TMF Design Basis	20-16
20.5.3	TMF Rehabilitation	20-17
20.6	Waste Stockpiles	20-18
20.6.1	Overburden and Waste Rock Management	20-20
20.6.2	Waste Stockpile Rehabilitation	20-21
20.7	Site Geotechnical	20-22
20.7.1	Crusher Area	20-22
20.7.2	Tailings Impoundment	20-23
20.7.3	Rail Loop	20-23
20.7.4	Process Plant Area	20-24
20.7.5	Site Road Works	20-24
20.8	Baseline Hydrogeology	20-25
20.9	Hydrologic Study	20-28
20.9.1	Hydrology and Water Quality	20-29
20.9.2	Water Supply	20-31
20.9.3	Water Management	20-31
20.10	Rehabilitation and Closure Planning	20-34

December 2012

20.10.1	Rehabilitation Planning	20-34
20.10.2	Proposed Approach to Rehabilitation and Closure	20-36
20.10.3	Progressive Rehabilitation	20-37
20.10.4	Closure Rehabilitation	20-37
20.10.5	Post-Closure Monitoring and Treatment	20-39
20.10.6	Cost Estimate for Closure	20-40
20.11	Community Relations	20-41
20.11.1	Aboriginal Consultation	20-41
20.11.2	Community Consultation	20-44
21.	CAPITAL AND OPERATING COSTS	21-1
21.1	Basis of Estimate and Assumptions	21-2
21.1.1	Type and Class of Estimate	21-3
21.1.2	Dates, Currency and Exchange Rates	21-3
21.1.3	Labour Rates and Labour Productivity Factors	21-4
21.1.4	General Direct Capital Costs	21-7
21.1.5	Indirect Costs	21-10
21.1.6	Contingency	21-11
21.1.7	Exclusions	21-11
21.1.8	Assumptions	21-11
21.2	Estimated Capital Costs	21-12
21.2.1	Mine Capital Costs	21-14
21.2.2	Processing Plant and Kami Site Infrastructure Capital Costs	21-14
21.2.3	Kami Site Rail Line Capital Costs	21-15
21.2.4	Pointe-Noire Terminal Capital Costs	21-15
21.2.5	Rehabilitation and Mine Closure Costs	21-15
21.3	Estimated Operating Costs	21-15
21.3.1	Mining Operating Costs	21-18
21.3.2	Processing Operating Costs	21-21
21.3.3	General Kami Site Infrastructure Operating Costs	21-24
21.3.4	Sales, General and Administration	21-24
21.3.5	Tailings and Water Management and Environmental	21-25
21.3.6	Concentrate Transportation – Rail	21-25

December 2012

21.3.7	Concentrate Handling and Ship Loading	21-26
22.	ECONOMIC ANALYSIS	22-1
22.1	Taxation	22-5
22.2	Sensitivity Analysis	22-7
22.3	Risk Analysis and Management	22-10
22.3.1	Scope	22-10
22.3.2	Risk Assessment Methodology	22-11
22.3.3	Results of Risk Analysis	22-14
23.	ADJACENT PROPERTIES	23-1
24.	OTHER RELEVANT DATA AND INFORMATION	24-1
24.1	Project Implementation and Execution Plan	24-1
25.	INTERPRETATION AND CONCLUSION	25-1
25.1	Metallurgy and Ore Processing	25-1
25.2	Geology and Mineral Resources	25-3
25.3	Mineral Reserves	25-5
25.4	Environmental Permitting	25-6
25.5	Project Financials	25-7
25.6	Conclusions	25-7
26.	RECOMMENDATIONS	26-1
27.	REFERENCES	27-1

December 2012

LIST OF TABLES

Table 1.1 : Metallurgical Performance Parameters Derived from Testwork Results	1-7
Table 1.2 : Categorized Mineral Resource Estimate for the Kami Iron Ore Project (Cut-Off of 15% TFe)	1-9
Table 1.3 : Alderon Feasibility Study Mineral Reserves	1-14
Table 1.4 : Nominal Operating Values Projected From Testwork Results	1-16
Table 1.5 : Total Estimated Initial Capital Costs (M$)	1-23
Table 1.6 : Total Estimated Average LOM Operating Cost ($/t Dry Concentrate)	1-24
Table 1.7 : Pre-Tax Financial Analysis Results	1-26
Table 1.8 : Sensitivity Analysis Table (Before Tax)	1-27
Table 1.9 : Key Project Milestones	1-28
Table 3.1 : Technical Report Section List of Responsibility	3-2
Table 3.2 : List of Contributors to FS	3-4
Table 4.1 : Kamistiatusset Property in Labrador	4-1
Table 4.2 : List of Permits Kami Iron Ore Corp. - Stage 2 Geotechnical Investigation	4-9
Table 7.1 : Regional Stratigraphic Column, Western Labrador Trough	7-4
Table 7.2 : Summary of Rock Composition Grouped by Rock Type for Rose Area Drilling from Routine Sample Assays	7-22
Table 8.1 : Deposit Model for Lake Superior-Type Iron Formation After Eckstrand (1984)	8-2
Table 10.1 : Drilling Summary – Altius 2008 Program	10-3
Table 10.2 : 2010 Drilling Summary by Deposit or Zone	10-5
Table 10.3 : Drilling Summary – Alderon 2010 Program	10-8
Table 10.4 : Drilling Summary – Alderon 2011 Winter Program	10-11
Table 10.5 : Summary of Summer Exploration 2011-2012 Drilling	10-14
Table 10.6 : Drilling Summary – Summer 2011-2012 Exploration Drillholes	10-15
Table 10.7 : Drilling Summary – Overburden Pit-Slope Design Program	10-18
Table 10.8 : Drilling Summary – Feasibility Level Site-Wide Geotechnical Program	10-19
Table 11.1 : Sampling and Analysis Summary, Altius 2008 Drill Program	11-8
Table 11.2 : Sampling and Analysis Summary, Alderon 2010 Drill Program	11-9
Table 11.3 : Sampling and Analysis Summary, Alderon 2011 Winter Drill Program	11-10

December 2012

x

Table 11.4 : Sampling and Analysis Summary, Alderon Summer 2011-2012 Drilling Program	11-11
Table 11.5 : Certified Standard Reference Materials Used for the In-Field QA/QC Programs - Altius 2008 and Alderon 2010	11-14
Table 11.6 : Summary Results for SGS Lakefield Lab Standards for Head Analysis Fe2O3 2008 – 2012 Programs	11-19
Table 11.7 : Summary Results for SGS Lakefield Lab Standards for Head Analysis magFe Summer 2011–2012 Program	11-21
Table 11.8 : Summary Results for SGS Lakefield Lab Standards for Head Analysis FeO 2008–2012 Programs	11-21
Table 12.1 : Summary of WGM Independent Second Half Core Sampling	12-3
Table 12.2 : Comparison of Analytical Results - WGM Independent Sample Assays versus 2008 and 2010 Original Sample Assays	12-4
Table 13.1 : Grinding Test Plan Summary	13-6
Table 13.2 : Summary of Gravity Beneficiation Test Plan	13-7
Table 13.3 : Summary of Magnetic Beneficiation Test Plan	13-8
Table 13.4 : Modal Composition within PEA Testwork Head Samples	13-12
Table 13.5 : Rose North Modal Table	13-14
Table 13.6 : Iron Deportment in Rose North Sample	13-15
Table 13.7 : Mn Deportment in Rose North Sample	13-16
Table 13.8 : PEA Metallurgical Performance Parameters Derived from Testwork	13-19
Table 13.9 : PEA Mag Plant Metallurgical Performance Parameters	13-20
Table 13.10 : PEA Final Concentrate	13-20
Table 13.11 : Gravity Variability Test Results Normalized to 4.3% SiO2	13-23
Table 13.12 : Comparison of Mn Gravity Concentrate Grade Estimation	13-25
Table 13.13 : Grades and Recoveries after LIMS and DT Cobbing of Gravity Tailings	13-26
Table 13.14 : Fe and SiO2 Grades and Magnetite and Weight Recoveries by Size	13-28
Table 13.15 : Second Stage LIMS Cleaning Size-by-Size Assays	13-28
Table 13.16 : SPI Test Results	13-31
Table 13.17 : Mineralization Zone Proportion in Rose Deposit	13-35
Table 13.18 : Specific Energy by Mineralization Estimated with CEET	13-36
Table 13.19 : Proportion and Average Specific Energy of the Ore Used for Blending	13-37

December 2012

Table 13.20 : Calculated Throughput by Mineralization Limited at 3,145 t/h	13-37
Table 13.21 : Ore Hardness and Grindability Parameters Derived from Various Testing Methods	13-42
Table 13.22 : Orange Samples Specific Energy Results	13-45
Table 13.23 : Filtration Test Parameters	13-47
Table 13.24 : Dynamic Thickening Test Results	13-48
Table 13.25 : Yield or Peak Stress Measurements on Thickened Tailings	13-49
Table 13.26 : Calculation Criteria for LOM Metallurgical Performance Estimation	13-52
Table 13.27 : Year-by-Year Production	13-53
Table 13.28 : Preliminary Kami Concentrate Analysis	13-54
Table 13.29 : Preliminary Kami Concentrate PSD Analysis	13-54
Table 14.1 : Categorized Mineral Resource Estimate for Rose Central and Rose North (Cut-Off of 15% TFe) (Effective Date as at December 17, 2012)	14-2
Table 14.2 : Categorized Mineral Resource Estimate for Mills Lake (Cut-Off of 15% TFe) (Effective Date as at December 17, 2012)	14-2
Table 14.3 : Basic Statistics of 3 m Composites	14-20
Table 14.4 : Block Model Coding of Kami Project Deposits	14-33
Table 14.5 : ID² Interpolation Parameters, First Search Ellipsoid (2/3 Sill Range)	14-34
Table 14.6 : ID² Interpolation Parameters, Second Search Ellipsoid (Sill Range)	14-35
Table 14.7 : ID² Interpolation Parameters, Third Search Ellipsoid	14-36
Table 14.8 : Categorized Mineral Resources by %TFe_H Cut-Off for Mills Lake (Effective Date as at December 17, 2012)	14-43
Table 14.9 : Categorized Mineral Resources by %TFe_H Cut-Off for Rose Central and Rose North (Effective Date as at December 17, 2012)	14-44
Table 14.10 : Comparison of Average Grade of Assays and Composites with Total Block Model Average Grades for Rose Central	14-45
Table 14.11 : Comparison of Average Grade of Assays and Composites with Total Block Model Average Grades for Rose North	14-45
Table 14.12 : Comparison of Average Grade of Assays and Composites with Total Block Model Average Grades for Mills Lake	14-46
Table 15.1 : Rose FS Block Model Items	15-2
Table 15.2 : Variety of Waste Rock Densities	15-5

December 2012

Table 15.3 : Fe Recovery by Ore Type	15-6
Table 15.4 : Pit Optimization Parameters	15-10
Table 15.5 : Selected Pit at Various Cut-Off Grades	15-16
Table 15.6 : Alderon Feasibility Study Measured and Indicated Resources	15-17
Table 15.7 : Summary of Engineered Pit Design Parameters	15-19
Table 15.8 : Alderon Feasibility Study Mineral Reserves (Effective as of December 17, 2012)	15-28
Table 15.9 : Alderon Feasibility Study In-Pit Reserve by Ore Class, Type and Grade	15-29
Table 16.1 : Alderon FS LOM Plan	16-4
Table 16.2: Waste Rock Pile Parameters	16-18
Table 16.3: Overburden Pile Parameters	16-18
Table 16.4 : Waste Rock Pile Summary	16-20
Table 16.5 : Overburden Pile Design Summary	16-20
Table 16.6 : Operating Shift Parameters	16-22
Table 16.7 : Equipment Operating Time	16-22
Table 16.8 : Major Equipment Availability and Utilization	16-23
Table 16.9 : Ore Shovel Loading Parameters for Ore	16-24
Table 16.10 : Waste Shovel Loading Parameters for Waste Rock and Overburden	16-25
Table 16.11 : Trucks Speeds and Fuel Consumptions (Loaded and Empty)	16-27
Table 16.12 : Drill and Blast Specifications	16-29
Table 16.13 : Blasting Accessories	16-30
Table 16.14 : Major Mine Equipment Life	16-31
Table 16.15 : Equipment Fleet over LOM	16-33
Table 16.16 : Equipment Replacement Schedule	16-34
Table 16.17 : Mine Area Annual Salaried Personnel	16-37
Table 16.18 : Mine Area Hourly Personnel	16-38
Table 17.1: Concentrate Production Nominal and Design Production Rates	17-2
Table 17.2: Nominal Operating Values Projected From Testwork Results	17-3
Table 17.3: Gravity Circuit Summary	17-14
Table 17.4: Kami Steam and Fuel Oil Estimated Consumption	17-23
Table 18.1 : Kami Site Power Load Estimate Table	18-16

December 2012

Table 20.1 : Potential Permits, Approvals, and Authorizations Newfoundland and Labrador; Mine and Associated Infrastructure, including Rail Infrastructure	20-8
Table 20.2 : Potential Permits, Approval and Authorizations – Québec; Terminal Site	20-10
Table 20.3 : Potential Permits, Approval and Authorizations - Federal	20-10
Table 20.4 : Potential Permits, Approval and Authorizations– Municipal	20-10
Table 20.5 : Water Balance Results under the 30-Year Climate Normal (Year 1982 to 2011) Conditions	20-29
Table 20.6 : Monthly Maximum, Minimum, and Mean Daily Flows at the Outlet of Long Lake	20-30
Table 20.7 : Peliminary Stakeholder List	20-45
Table 21.1 : Total Estimated Initial Capital Costs (M$)	21-1
Table 21.2 : Total Estimated Average LOM Operating Cost ($/t Dry Concentrate)	21-2
Table 21.3 : Foreign Exchange Rates	21-3
Table 21.4 : Direct Cost Currency Distribution ($ x 1,000)	21-4
Table 21.5 : Labour Rates Used for Cost Estimation	21-5
Table 21.6 : Labour Productivity Factors	21-7
Table 21.7 : Detailed Project Capital Cost Estimate	21-13
Table 21.8 : Detailed Operating Cost Estimate	21-17
Table 21.9 : Mine Personnel Annual Compensation	21-20
Table 21.10 : Kami Ore Processing Operating Cost Estimate	21-22
Table 21.11 : Concentrator Personnel Annual Compensation and Headcount	21-23
Table 21.12 : Kami Site Administrative Personnel Annual Compensation	21-25
Table 22.1 : Kami Project Table of Undiscounted Cash Flow	22-4
Table 22.2 : Financial Analysis Results	22-5
Table 22.3 : After Tax Financial Analysis Results	22-7
Table 22.4 : Sensitivity Analysis Table (Before Tax)	22-8
Table 22.5 : Basis for Consequence Rating	22-12
Table 22.6 : Basis for Probability Rating	22-13
Table 22.7 : Basis for Risk Severity	22-13
Table 22.8 : Risk Register Summary of Predominant Risk Categories	22-15
Table 22.9 : Risk Distribution in the Risk Severity Table before Mitigation	22-16
Table 22.10 : Risk Distribution in the Risk Severity Table after Mitigation	22-16

December 2012

Table 24.1 : Key Project Milestones	24-1
Table 25.1 : Summary Performance Parameters Derived from Testwork Results	25-2
Table 25.2: Categorized Mineral Resource Estimate for Kami Iron Ore Project (Cut-Off of 15% TFe)	25-4
Table 25.3: Alderon Feasibility Study Mineral Reserves	25-6
Table 25.4: Pre-Tax Financial Analysis Results	25-7

December 2012

LIST OF FIGURES

Figure 4.1 : Land Status Map	4-2
Figure 7.1 : Regional Geology	7-3
Figure 7.2 : Property Geology	7-6
Figure 7.3 : Ground Magnetic Survey with 2008-2012 Drillhole Locations	7-13
Figure 7.4 : Rose Lake Area - Cross Section 20+00E	7-14
Figure 7.5 : Mills Lake Area - Cross Section 36+00E	7-18
Figure 7.6 : Bulk Density for 0.1 m Samples Intervals vs. %TFe on Routine Samples	7-25
Figure 7.7 : SG by Gas Comparison Pycnometer on Pulps vs. %TFe on Routine Assay Samples	7-26
Figure 7.8 : DGI Probe Densities for all 2012-2008 Drillholes of Rose Lake	7-27
Figure 7.9 : DGI Probe Densities for Mills Lake Samples	7-28
Figure 11.1 : TFe_H Results for the Field-Inserted Certified Reference Standards for all Drilling Programs 2008 through 2012	11-14
Figure 11.2 : MagFe_Sat Results for the Field-Inserted Certified Reference Standards for all Drilling Programs 2008 through 2012	11-15
Figure 11.3 : Results for Duplicate ¼ Split Drill Core Samples - %TFe_H – 2008 through 2012 Programs	11-16
Figure 11.4 : Results for Duplicate ¼ Split Drill Core Samples – %magFe Satmagan_H – 2008 through 2012 Programs	11-16
Figure 11.5 : Results for Duplicate ¼ Split Drill Core Samples - %FeO_H – 2008 through 2012 Programs	11-17
Figure 11.6 : Results for Duplicate ¼ Split Drill Core Samples - %DTWR – 2008 through 2012 Programs	11-17
Figure 11.7 : magFe from Davis Tube versus magFe from Satmagan	11-23
Figure 11.8 : %TFe_H at Inspectorate vs. SGS Lakefield	11-24
Figure 11.9 : %FeO_H by HF-H2SO4 Digestion at Inspectorate vs. SGS Lakefield	11-25
Figure 11.10 : %magFeSat at Inspectorate vs. SGS Lakefield	11-25
Figure 11.11 : %MnO_H at Inspectorate vs. SGS Lakefield	11-26
Figure 11.12 : %SiO2_H at Inspectorate vs. SGS Lakefield	11-26
Figure 11.13 : %TFe on Heads at AcmeLabs versus SGS Lakefield	11-28

December 2012

Figure 11.14 : %magFe on Heads by Satmagan at AcmeLabs versus SGS Lakefield	11-28
Figure 11.15 : %FeO on Heads at AcmeLabs versus SGS Lakefield	11-29
Figure 11.16 : %MnO on Heads at AcmeLabs versus SGS Lakefield	11-29
Figure 12.1 : %TFe_H for WGM Independent Sample vs. Alderon or Altius Original Sample	12-6
Figure 12.2 : %magFe_H (Satmagan) for WGM Independent Sample vs. Alderon or Altius Original Sample	12-6
Figure 12.3 : %FeO_H for WGM Independent Sample vs. Alderon or Altius Original Sample	12-7
Figure 12.4 : %SiO2_H for WGM Independent Sample vs. Alderon or Altius Original Sample	12-7
Figure 12.5 : %Mn_H for WGM Independent Sample vs. Alderon or Altius Original Sample	12-8
Figure 13.1 : Location of Yellow Code Samples	13-9
Figure 13.2 : Location of Orange Code Samples	13-10
Figure 13.3 : Location of Green Code Samples	13-10
Figure 13.4 : Fe-Oxide Liberation Curves	13-13
Figure 13.5 : Iron Oxides Release Curves	13-17
Figure 13.6 : RC-1 SiO2 Grade vs. Elemental Recovery Curves	13-21
Figure 13.7 : RN-1 SiO2 Grade vs. Elemental Recovery Curves	13-21
Figure 13.8 : RC-2 SiO2 Grade vs. Elemental Recovery Curves	13-22
Figure 13.9 : RN-2 SiO2 Grade vs. Elemental Recovery Curves	13-22
Figure 13.10 : RC-3 SiO2 Grade vs. Elemental Recovery Curves	13-22
Figure 13.11 : RN-3 SiO2 Grade vs. Elemental Recovery Curves	13-22
Figure 13.12 : Very Fine Magnetite Locked in Gangue Mineral	13-27
Figure 13.13 : Rose Central SPI Test Results	13-31
Figure 13.14 : Rose North SPI Test Results	13-32
Figure 13.15 : Rose Deposit SPI Data Compared to SGS Benchmark Plants	13-33
Figure 13.16 : Throughput Sensitivity on Ore Specific Energy	13-35
Figure 13.17 : McPherson Test Result of Predicted AG Mill PSD	13-39
Figure 13.18 : FS Predicted AG Mill PSD	13-40
Figure 13.19 : Variation of BWI Against Regrind Size for Each Ore Type	13-43
Figure 13.20: Ore Type Average Specific Energy Comparison Between Several Calculation Methods	13-46
Figure 13.21 : Simplified Process Block Diagram	13-50
Figure 14.1 : Rose North and Rose Central 3-D Geological Model (Looking SW)	14-11

December 2012

Figure 14.2 : Rose North and Rose Central 3-D Geological Model (Looking NW)	14-11
Figure 14.3 : Mills Lake 3-D Geological Model (Looking NW)	14-12
Figure 14.4 : Rose Deposit Cross Section 20+00E Showing %TFe Block Grade Model	14-13
Figure 14.5 : Rose Deposit Cross Section 20+00E Showing Mineral Resource Categorization	14-14
Figure 14.6 : Rose Deposit Cross Section 10+00E Showing %TFe Block Grade Model	14-15
Figure 14.7 : Rose Deposit Cross Section 10+00E Showing Mineral Resource Categorization	14-16
Figure 14.8 : Mills Lake Deposit Cross Section 36+00E Showing %TFe Block Grade Model	14-17
Figure 14.9 : Mills Lake Deposit Cross Section 36+00E Showing Mineral Resource Categorization	14-18
Figure 14.10 : Normal Histogram, %TFeHead – Rose Central 3 m Composites (RC-1, RC-2 and RC-3 Domains)	14-21
Figure 14.11 : Normal Histogram, %hmFeHead – Rose Central 3 m Composites (RC-1, RC-2 and RC-3 Domains)	14-22
Figure 14.12 : Normal Histogram, %magFeHead – Rose Central 3 m Composites (RC-1, RC-2 and RC-3 Domains)	14-23
Figure 14.13 : Normal Histogram, %TFeHead – Rose North 3 m Composites (NR-1, NR-2, NR-3 and Limonite Domains)	14-24
Figure 14.14 : Normal Histogram, %hmFeHead – Rose North 3 m Composites (NR-1, NR-2, NR-3 and Limonite Domains)	14-25
Figure 14.15 : Normal Histogram, %magFeHead – Rose North 3 m Composites (NR-1, NR-2, NR-3 and Limonite Domains)	14-26
Figure 14.16 : Normal Histogram, %TFeHead, %hmFeHead, %magFeHead – Mills Lake 3 m Composites (Hematite Zone)	14-27
Figure 14.17 : Normal Histogram, %TFeHead, %hmFeHead, %magFeHead – Mills Lake 3 m Composites (Magnetite Zone)	14-28
Figure 14.18 : Rose Deposit, Level Plan 450 m - %TFe Block Model and Geological Outlines	14-41
Figure 14.19 : Rose Deposit, Level Plan 450 m showing Mineral Resource Categorization	14-42
Figure 15.1 : Demonstration of Blocks in Model	15-4

December 2012

Figure 15.2 : Sample Block Dimensions	15-4
Figure 15.3 : Isopach Mapping of Overburden Thicknesses	15-8
Figure 15.4 : Slopes Sectors for Pit Optimization	15-12
Figure 15.5 : Surface Constraints for Pit Optimization	15-13
Figure 15.6 : Selling Price Sensitivity (Discounted Pit Shells)	15-15
Figure 15.7 : Selling Price Sensitivity (Discounted Pit Shells Section N1856.37 m)	15-15
Figure 15.8 : Pit Optimization 2-D Plan View	15-17
Figure 15.9 : Engineered Pit Design 2-D View	15-20
Figure 15.10 : Engineered Pit Design 3-D View	15-21
Figure 15.11 : Engineered Pit Design Plan View Indicating Cross-Section Cut	15-22
Figure 15.12 : Section View N1005 m	15-23
Figure 15.13 : Section View N1560 m	15-23
Figure 15.14 : Section View N1860 m	15-24
Figure 15.15 : Section View N2280 m	15-24
Figure 15.16 : Section View E600 m (e.g. North Rose Region)	15-25
Figure 15.17 : Section View E1110 m (e.g. Rose Central Region)	15-25
Figure 15.18 : Rose Pit Design Plan View z=170 m	15-26
Figure 15.19 : Rose Pit Design Plan View z=282 m	15-26
Figure 15.20 : Rose Pit Design Plan View z=450 m	15-27
Figure 15.21 : Rose Pit Design Plan View z=548 m	15-27
Figure 16.1 : Phase Designs	16-2
Figure 16.2 : SR and Material Moved Trend Over LOM	16-5
Figure 16.3 : LOM Plan Year 00 (PP)	16-6
Figure 16.4 : LOM Plan Year 01	16-7
Figure 16.5 : LOM Plan Year 02	16-8
Figure 16.6 : LOM Plan Year 03	16-9
Figure 16.7 : LOM Plan Year 04	16-10
Figure 16.8 : LOM Plan Year 06	16-11
Figure 16.9 : LOM Plan Year 09	16-12
Figure 16.10 : LOM Plan Year 13	16-13
Figure 16.11 : LOM Plan Year 14	16-14
Figure 16.12 : LOM Plan Year 16	16-15

December 2012

Figure 16.13 : OM Plan Year 25	16-16
Figure 16.14 : LOM Plan Year 30	16-17
Figure 16.15 : Site Plan Showing Waste Rock and Overburden Pile	16-19
Figure 16.16 : South Waste Rock Pile	16-19
Figure 16.17 : North Overburden Pile	16-19
Figure 16.18 : Cycle Time Trend over LOM	16-28
Figure 16.19 : Haul Truck Fleet over LOM	16-31
Figure 17.1: Process Flow Diagram Crushing and Crushed Ore Storage	17-5
Figure 17.2: Process Flow Diagram Grinding, Screening and Gravity Concentration	17-6
Figure 17.3: Process Flow Diagram Regrind and Magnetic Separation Plant	17-7
Figure 17.4: Process Flow Diagram General Process Water Balance	17-8
Figure 18.1 : Site Plan Kami Iron Ore	18-3
Figure 18.2 : Site Plan Kami Iron Ore Project (Zoom on Kami Site Infrastructure)	18-4
Figure 18.3 : Lot 99-10 Camp Concept	18-11
Figure 18.4 : Kami Site Wide Electrical Single Line Diagram and Major Electrical Equipment List	18-17
Figure 18.5 : Pointe-Noire Terminal Site Plan	18-21
Figure 20.1 : Tailings Deposition Plan for Life of Mine Dam Rising by the Upstream Method	20-13
Figure 20.2 : Tailings Startup and Ultimate Dam Typical Cross Section	20-14
Figure 20.3 : Proposed Locations of Waste and Overburden Stockpiles	20-19
Figure 22.1 : Sensitivity Analysis Graph for IRR	22-9
Figure 22.2 : Sensitivity Analysis Graph for NPV	22-10
Figure 24.1 : Preliminary Construction Manpower Curve	24-4

December 2012

LIST OF ABBREVIATIONS

Two Dimensional	2D
Three Dimensional	3D
Aboriginal Affairs and Northern Development Canada	AANDC
Atlantic Canada Opportunities Agency	ACOA
Aluminum Conductor- Steel Reinforced	ACSR
Autogenous	AG
Alderon Iron Ore Corp.	Alderon
Allnorth Land Surveyors	Allnorth
Altius Minerals Corporation	Altius
ArcelorMittal Mines of Canada	AMMC
Association of Professional Engineers and Geoscientists of British Columbia	APEGBC
Above Sea Level	asl
All-Terrain Vehicle	ATV
Bureau d’Audiences Publiques sur l’Environnement	BAPE
British Columbia	BC
Breton, Banville and Associates	BBA
Break-Even Milling Cut-Off Grade	BEMCOG
Bell Geospace Inc.	BGI
Basic Oxygen Furnace	BOF
Bond Work Index	BWI
Community Advisory Panel	CAP
Capital Expenditure	CAPEX
Canadian Council of Ministers of the Environment	CCME
Concentric Cylinder Rotational Viscometry	CCRV
Canadian Dam Association	CDA
Centre de Données sur le Patrimoine Naturel du Québec	CDPNQ
Canadian Environmental Assessment Agency	CEA
Canadian Environmental Assessment Act	CEAA
Chemin de Fer Arnaud	CFA
Churchill Fall Labrador Corporation	CFLco
Cost and Freight China	CFR-China
Converting Magnetic Susceptibility	CGS
Council of the Canadian Institute of Mining Metallurgy and Petroleum	CIM
Cliffs Natural Resources Inc.	Cliffs
Cut-Off Grade	COG
Canadian Transportation Agency	CTA
Crusher Work Index	CWI
Department of Advanced Education and Skills	DAES
Diamond Drillhole	DDH

December 2012

Digital Elevation Model	DEM
Fisheries and Oceans Canada	DFO
DGI Geosciences Inc.	DGI
Differential Global Positioning System	DGPS
Department of Health and Community Services	DHCS
Department of Innovation, Business and Rural Development	DIBRD
Diameter	dia
Dry Metric Ton	DMT
Department of Natural Resources	DNR
Department of Environment and Conservation	DOEC
Department of Finances	DOF
Department of Justice	DOJ
Department of Municipal Affairs	DOMA
Direct Reduced Iron	DRI
Double Start	DS
Direct Shipping Ore	DSO
Davis Tube	DT
Department of Tourism, Culture and Recreation	DTCR
Davis Tube Tails	DTT
Department of Transportation and Works	DTW
Drop Weight Test	DWT
Environmental Assessment	EA
Electric Arc Furnace	EAF
Environment Canada	EC
Environmental Effects Monitoring	EEM
Environmental Impact Assessment	EIA
Environmental Impact Statement	EIS
Ecological Land Classifications	ELC
Engineering, Procurement, and Construction Management	EPCM
Environmental Preview Report	EPR
Evapotranspiration	ET
Federal Authority	FA
Freight on Board	FOB
Feasibility Study	FS
Footwall	FW
General and Administration	G&A
General Arrangement	GA
Guidelines for Canadian Drinking Water Quality	GCDWQ
Gemcom Software International Inc.	GemcomTM
Gravity Gradient Instruments	GGI
Geographic Information System	GIS
Global Positioning System	GPS

December 2012

Government Service Centre	GSC
Harmful Alteration, Disruption or Destruction	HADD
Hebei Iron Steel Group Corp., Ltd.	Hebei
Hematite	Hem
Hematite Iron Formation	HIF
Heavy Liquid Separation	HLS
Hematite-Silicate Iron Formation	HSIF
Hematite Iron	hmFe
Hydro Québec	HQ
Hangingwall	HW
Inverse Distance	ID
Intensity-Duration-Frequency	IDF
Intergovernmental and Aboriginal Affairs	IGAA
Integrated Geometallurgical Simulator	IGS
Iron Formation	IF
Iron Ore Company of Canada	IOC
Inter-Ramp Ample	IRA
Internal Rate of Return	IRR
Job Efficiency Factor	JEF
Kamistiatusset	Kami
Length	L
Landdrill International Ltd.	Landdrill
Lerchs-Grossman	LG
Light Detection and Ranging	LIDAR
Low Intensity Magnetic Separation	LIMS
Labrador Mining and Exploration Co. Ltd	LM&E
Loss on Ignition	LOI
Life of Mine	LOM
Magnetite	Mag
Magnetite Iron	magFe
Ministère du Développement Durable, de l’Environnement, de la Faune et des Parcs	MDDEFP
Work Index of Coarse Particle	Mia
Work Index of the Fine Particle	Mib
Mira Geoscience	Mira
Membrane Bioreactor	MBR
Metal Leaching	ML
Memorandum of Understanding	MOU
Major Project Management Office	MPMO
Metal Mining Effluent Regulation	MMER
Material Take-Off	MTO
Ministère des Ressources Naturelles et de la Faune	MRNF
Major Resource Project	MRP

December 2012

Non-Governmental Organization	NGO
Newfoundland and Labrador	NL
Newfoundland and Labrador Department of Natural Resources	NLDNR
Newfoundland and Labrador Organization of Women Entrepreneurs	NLOWE
Nearest Neighbour	NN
Net Operating Hours	NOH
Net Present Value	NPV
Natural Resources Canada	NRCAN
Overburden	OB
Ordre des Géologues du Québec	OGQ
Oxide Iron Formation	OIF
Opinions of Probable Costs	OPC
Operating Expenditure	OPEX
Other Track Material	OTM
Optical Televiewer	OTV
Parrott Survey Limited	Parrott
Platts Iron Ore Index	Platts Price
Project Control Files	PCF
Prospectors and Developers Association of Canada	PDAC
Preliminary Economic Assessment	PEA
Professional Engineers and Geoscientists of Newfoundland and Labrador	PEGNL
Process Flowsheet	PFS
Pre-Operational Verifications	POV
Particle Size Distribution	PSD
Public Water Supply Area	PWSA
Quality Assurance	QA
Quality Control	QC
Québec Cartier Mining	QCM
Quantitative Evaluation of Minerals by Scanning Electron Microscopy	QEMSCAN
Quebec, North Shore & Labrador	QNS&L
Qualified Person	QP
Rose Central	RC
Rose North	RN, NR
Relative to Sea Level	RSL
Run-of-Mine	ROM
Rock Quality Designation	RQD
Rod Work Index	RWI
Secrétariat aux affaires autochtones	SAAA
Semi Autogenous	SAG
Satmagan	Sat
Silicate-Carbonate Iron Formation	SCIF
Specific Gravity	SG

December 2012

Sales, General, and Administrative Expenses	SG&A
SGS Minerals Services	SGS
Silicate Iron Formation	SIF
Single Line Diagram	SLD
SAG Mill Comminution	SMC
Spontaneous Potential	SP
SAG Power Index	SPI
Singlepoint Resistivity	SPR
Stripping Ratios	SR
Scoping Study	SS
Stantec Consulting Ltd.	Stantec
Stassinu Stantec Limited Partnership	Stassinu Stantec
Total Dissolved Solids	TDS
Total Iron Content	TFe
Triangulated Irregular Network	TIN
Tailings Management Facility	TMF
Total Suspended Solids	TSS
Toronto Stock Exchange	TSX
Valued Ecosystem Component	VEC
Power Required to Grind the Ore with an AG Mill	Wa
Power Required to Grind the Ore from 750 µm (22M) to the Final Product Size	Wb
Watts, Griffis and McOuat	WGM
Waste Management Plan	WMP
Whole Rock	WR
Total Operating Grinding Energy	WT
Wilfley Table	WT
Wabush Terminal Station	WTS
X-Ray Diffraction	XRD
X-Ray Fluorescence	XRF

UNITS OF MEASURE
Foot	',ft
Inches	″,in
Dollar	$
Dollar per tonne	$/t
Degree	°
Micron	µm
Ampere	A
Centimeter	cm
Canadian Dollars	CND
Feet per minute	fpm

December 2012

Gram	Gram
Gram per cubic centimeter	g/cc, g/cm3
Gallons per minute	GPM
Giga watt hour	GWh
Hectare	ha
Horsepower	hp
Kilogram	kg
Kilometer	km
Square kilometer	km²
Kilotonne	kt
Kilovolt	kV
Kilowatt	kW
Kilowatt-hours per tonne	kWh/t
Percent	%
Pounds per hour	lb/h
Liter	L
Meter	m
Mile	mi
Million	M
Million tonnes per year	M t/y
Cubic meter per hour	m3/h
Meters Above Sea Level	masl
Meters Below Ground	mbg
Mile	mi
Millimeter	mm
Million tonnes	Mt
Metric tonnes per hour	mt/h
Mega Volt Ampere	MVA
Mega Watt	MW
Standard cubic feet per minute	scfm
Tonnes	t
Tonnes per hour	t/h
Tonnes per cubic meter	t/m3
Tonnes per year	t/y
Metric tons	tonnes or t
Short tons	tons

December 2012

1. SUMMARY

1.1 Introduction

The Property is located south of the towns of Wabush and Labrador City in Newfoundland and Labrador and east of Fermont, Québec. The property perimeter is approximately 6 km southwest from the Wabush Mines mining lease. The Property consists of two non-contiguous blocks and spans an area that extends approximately 12 km east-west and 13 km north-south in NTS map areas 23B/14 and 15, and centered at approximately 52°49’N latitude and 67°02’W longitude. The Property is located within the Newfoundland and Labrador provincial boundaries and is comprised of 305 claim units covering 7,625 hectares.

Alderon Iron Ore Corp. ("Alderon") acquired a 100% interest in the Kamistiatusset Iron Ore Property (the "Property" or "Kami") on December 8, 2010 from Altius Minerals Corporation ("Altius"). The purchase is subject to a 3% gross sales royalty. Subsequently, Alderon signed a subscription agreement dated April 13, 2012, and amended August 13, 2012, with Hebei Iron & Steel Group Co., Ltd. (“Hebei”). Under the terms of this Agreement, Hebei agreed to make a strategic investment into both Alderon and the Property, thus allowing Hebei to hold 19.9% of the outstanding common shares of Alderon and a 25% interest in a newly formed limited partnership that was established to own the Property after certain conditions are met.

This Technical Report presents the updated Mineral Resource and Reserve estimate as well as the results of the Feasibility Study (“FS”) for the development of the Kami Iron Ore Property (the “Project”). The effective date of the FS and the Mineral Resource and Reserve estimate is December 17, 2012. For this FS, Alderon retained the services of the following companies:

▪	BBA under the direction of Angelo Grandillo, P. Eng., Study Manager and Patrice Live, Ing., Mining Manager,
▪	Watts, Griffis, McOuat Limited (WGM), under the direction of Michael Kociumbas, V.P.,P. Geo., Senior Geologist and Richard Risto, M. Sc., P.Geo., Senior Associate Geologist.
▪	Stantec, under the direction of Paul Deering, P. Eng., P. Geo.

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This Report, prepared at the request of Mr. Tayfun Eldem, President and CEO of Alderon, presents the results of the FS.

1.2 Geology and Mineralization

The Property is situated in the highly metamorphosed and deformed metasedimentary sequence of the Grenville Province, Gagnon Terrane of the Labrador Trough ("Trough").  The Trough is comprised of a sequence of Proterozoic sedimentary rocks, including iron formation, volcanic rocks and mafic intrusions. Trough rocks in the Grenville Province are highly metamorphosed and complexly folded. Iron deposits in the Gagnon Terrane, (the Grenville part of the Trough); include those on the Property and Lac Jeannine, Fire Lake, Mont-Wright, Mont-Reed, and Bloom Lake in the Manicouagan-Fermont area, and the Luce, Humphrey and Scully deposits in the Wabush-Labrador City area. The high-grade metamorphism of the Grenville Province is responsible for recrystallization of both iron oxides and silica in primary iron formation, producing coarse-grained sugary quartz, magnetite, and specular hematite schist or gneiss (meta-taconites) that are of improved quality for concentration and processing. The Property is underlain by folded sequences of the Ferriman Group (previously Knob Lake Group) or Gagnon Group containing Wabush/Sokoman Formation iron formation and underlying and overlying units. The stratigraphic sequence varies in different parts of the Property.

The iron formation on the Property is of the Lake Superior-type. Lake Superior-type iron formation consists of banded sedimentary rocks composed principally of bands of iron oxides, magnetite and hematite within quartz (chert)-rich rock with variable amounts of silicate, carbonate and sulphide lithofacies. Such iron formations have been the principal sources of iron throughout the world (Gross, 1996). Mineralization of economic interest on the Property is oxide facies iron formation.

The oxide iron formation ("OIF") consists mainly of semi-massive bands, or layers, and disseminations of magnetite and/or specular hematite (specularite) in recrystallized chert and interlayered with bands (beds) of chert with iron carbonates and iron silicates. Where magnetite or hematite represent minor component of the rock comprised mainly of chert, the rock is lean iron formation. Where silicate or carbonate becomes more prevalent than magnetite and/or hematite, the rock is then silicate iron formation ("SIF"), or where carbonate is also prevalent,

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mineralization is silicate-carbonate iron formation. SIF consists mainly of amphibole and chert, often associated with carbonate and contains magnetite or specularite in minor amounts. Grunerite is a prominent member of the silicate iron assemblage on the Property. The OIF assemblage on the Property is mostly magnetite-rich but includes hematite-rich units as well as lean oxide iron formation and SIF and SCIF variants. Some sub-members contain increased amounts of hematite (specularite) associated with manganese silicates and carbonates. Hematite appears to be more prominent in Rose North mineralization than at either Rose Central or Mills Lake.

In the Mills Lake area, the iron formation consist of a gently east dipping tabular main zone with several parallel ancillary zones. The iron formation in the Rose and Mart Lakes area consists of a series of corrugated gently plunging, northeast-southwest oriented sub-parallel upright to slightly overturned anticlines and synclines. Thickness of oxide and silicate/carbonate iron formation varies widely but is indicated to be up to about 300 m on fold limbs in the Rose Central deposit.

1.3 Exploration and Drilling

All recent exploration and drilling on the Property were completed either by Altius or Alderon. Altius commenced reconnaissance mapping and rock sampling during the summer of 2006. In 2007, their exploration program also included a high-resolution helicopter airborne magnetic survey and line cutting. The results of the 2007 program were positive and the airborne magnetic survey effectively highlighted the extent of the iron formation. Following the 2007 program, Altius acquired additional property.

The 2008 exploration program conducted by Altius consisted of rock sampling, line cutting, a ground gravity and magnetic survey, a high-resolution satellite imagery survey, an integrated 3-D geological and geophysical inversion model and 6,046 m of diamond drilling in 25 holes (including two abandoned holes which were re-drilled). The drilling program was designed to test three known iron ore occurrences that were targeted through geological mapping and geophysics, namely, Mills Lake, Mart Lake and Rose Lake. Drilling confirmed the presence of iron oxide-rich iron formation and was successful in extending the occurrences along strike and at depth.

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Alderon commenced their 2010 drill program on the Property on June 1st. It was focused on the Rose Central and Mills Lake deposits; however, a few drillholes were targeted on the Rose North and South West Rose zones. An aggregate 26,145 m in 82 holes were collared but only 72 holes were drilled to the desired depths. An airborne gravity and magnetic survey covering all of the Property in Newfoundland and Labrador was completed by Bell Geospace Inc.

The drill program on the Rose Central deposit comprised of 56 drillholes aggregating 20,411 m. Drilling was completed along grid lines 200 m apart, filling in between and extending Altius’ 2008 drilling pattern. Distance between holes varied. The holes covered an approximate northeast-southwest strike length of 1.5 km and tested mineralization to a depth of approximately 500 m. Four drillholes were drilled to test the Rose North zone and several Rose Central drillholes also tested the Rose North Zone at depth to allow for a preliminary assessment. Ten (10) holes aggregating 1,423 m were targeted on the South-West Rose zone. On the Mills Lake deposit, 16 holes were drilled aggregating 4,311 m over a north-south strike length of 1.2 km on cross sections 200 m apart. The gently dipping Mills Lake iron formation was tested to a depth of approximately 300 m. In the winter of 2011, Alderon’s drilling program consisted of 29 holes totaling 4,625 m on the Rose North deposit, with one hole drilled on Rose Central for metallurgical sample collection.

The summer 2011-2012 program started in June 2011 and continued through to the end of April 2012. The holes were drilled throughout the Rose Lake area and a number of holes were also completed on the Mills Lake deposit. Exploration drilling aggregated to 100 exploration drillholes totaling 29,668 m. An additional 46 geotechnical holes under Stantec’s management, including several abandoned drillholes, were drilled for pit slope design and general site planning purposes. Four additional holes of the KXN-series were drilled from the north end of Mills Lake north towards the northern boundary of the Kami Property for condemnation purposes.

The purpose of this most recent drilling program was to advance the Project to feasibility stage by upgrading the classification of Mineral Resources and to provide more information for mine planning and metallurgical testwork.

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1.4 Sample Preparation and Data Verification

WGM validated the core logging and sampling procedures used by Alderon as part of an independent verification program and concluded that the drill core handling, logging and sampling protocols meet conventional industry standards and conform to generally accepted best practices. WGM is confident that the protocols that Alderon has in place are appropriate for the collection of data suitable for the completion of a NI 43-101 compliant Mineral Resource estimate.

It is WGM’s opinion that the database dated September 2012, is valid and acceptable for use in Mineral Resource estimation studies. Subsequent to the Mineral Resource estimate being completed, the Project database has been updated to account for additional Check assays, specific gravity analyses and other minor revisions. These changes are not considered to be material and are not reflected in the FS.

1.5 Mineral Processing and Metallurgical Testwork

This FS is based on a completed metallurgical test program aimed at improving and confirming the process flowsheet developed during the Preliminary Economic Assessment (PEA) Study. Results from the testwork were used to determine process performance parameters such as ore throughput, Fe and weight recoveries, final concentrate grade (including key elements such as Fe, SiO2, Mn) and particle size. The key process performance parameters were used as the basis for establishing ore requirements from the mine, sizing of equipment and ultimately to estimate project capital and operating costs, which in turn were used for performing the economical and financial evaluation of the Project. Testwork was performed on samples from the Rose Central and the Rose North components of the Rose deposit. The Mills deposit was not part of the FS testwork or process development. Recommendations were made regarding supplemental confirmatory testwork for final plant design.

FS testwork consisted of the following:

▪	Ore mineralogical analysis for the three Rose North deposit ore types;
▪	Grinding and ore grindability assessment test program;
▪	Gravity beneficiation performance assessment test program;
▪	Magnetic separation test program;
▪	Solid/Liquid separation testwork.

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Mineralogical analysis provided important information to help in the understanding of the mineralogical and metallurgical differences between the ore types found in the Rose deposit. It also highlighted some differences between Rose Central and Rose North, specifically the presence of manganese (Mn) in oxide form in Rose North, which was not present in Rose Central. Mn-oxides generally report to the gravity concentrate in higher proportion than Mn silicates and carbonates. Furthermore, mineralogical analysis indicates that all three Rose North ore types have a finer Fe liberation size than the corresponding Rose Central ore types. Consistent with geological observations, the Rose North deposit exhibits much more weathering than does the Rose Central deposit.

Beneficiation testwork consisting of Wilfley Table (WT) tests, performed on samples from the three ore types from Rose Central and the three ore types from Rose North, provided data permitting the development of grade/recovery curves for each ore type. Using this testwork data and normalizing results to a SiO2 target of 4.3% as well as adjusting for Head grade and scaling factors, it was possible to reasonably estimate the metallurgical performance for a spiral gravity circuit.

A series of low intensity magnetic separation (LIMS) tests and Davis Tube (DT) were conducted on WT tailings from various samples from several ore types in the Rose deposit. The results of this testwork allowed for the assessment of metallurgical performance of the cobbing step of the magnetic separation circuit. It was observed that the cobber concentrate contains a notable quantity of very fine magnetite dispersed in relatively coarse SiO2 particles (peppered silica). During the course of the testwork, strategies for rejecting these particles were investigated.

Following the cobbing step, the cobber concentrate needs regrinding to an appropriate particle size to assure adequate liberation in order to achieve the targeted SiO2 grade. Testwork was performed and results indicated that a P80 of 45 µm and a P100 of 75 µm would provide the required liberation to achieve the targeted SiO2 grade.

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With the testwork results, metallurgical performance parameters were estimated for each ore type. Taking into consideration the life-of-mine (LOM) proportions of each ore type within the Rose deposit, as derived from the mine plan developed in this FS, it was then possible to derive the LOM metallurgical performance parameters used in this Study as the basis of design for the process flowsheet and for process and plant design. Table 1.1 provides a summary of the major metallurgical performance parameters estimated for each ore type as well as for the LOM average ore blend.

Table 1.1 : Metallurgical Performance Parameters Derived from Testwork Results

	RC-1	RC-2	RC-3	RN-1	RN-2	RN-3	LOM Average
LOM Ore Type Proportion (%)	7.5	31.5	13.5	18.3	14.8	14.5	-
LOM Fe Head Grade (%)	30.8	29.2	28.4	33.2	29.0	26.1	29.5
LOM Mn Head Grade (%)	2.84	1.56	0.75	1.19	0.72	0.51	1.20
Gravity Con Weight Rec (%)	35.2	28.7	27.1	30.9	31.5	20.2	28.6
Gravity Fe Rec (%)	74.3	63.9	63.5	60.4	70.2	49.5	62.8
Gravity Con Fe Grade (%)	64.8	65.0	66.6	64.8	64.7	64.0	-
Gravity Con Mn Grade (%)	0.86	1.05	0.72	0.96	0.77	0.50	-
Mag Plant Con Weight Rec (%)	3.7	7.6	7.0	3.4	6.4	9.3	6.5
Mag Plant Fe Rec (%)	7.7	17.0	16.5	6.7	14.6	23.0	14.9
Mag Plant Con Fe Grade (%)	66.0	66.0	66.0	66.0	66.0	66.0	-
Mag Con Mn Grade (%)	0.56	0.56	0.56	0.56	0.56	0.56	-
Total Weight Rec (%)	39.0	36.3	34.0	34.4	37.9	29.5	35.1
Total Fe Rec (%)	82.3	81.0	79.6	67.2	84.8	73.1	77.7
Final Con Fe Grade (%)	64.9	65.2	66.5	64.9	64.9	64.6	65.2
Final Con Mn Grade (%)	0.83	0.94	0.68	0.92	0.74	0.52	0.81
Final Con SiO2 Grade (%)	4.3	4.3	4.3	4.3	4.3	4.3	4.3

For this FS, SPI testing complemented by IGS simulations was used for estimating the specific energy required for primary Autogenous (AG) mill grinding to the required particle size as well as for estimating AG mill throughput. Tests were conducted on about 120 samples from the six ore types within the Rose deposit. The average ore specific energy for AG mill grinding, based

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on the LOM ore type proportions, was estimated to be 4.33 kWh/t. When converted to AG mill throughput, this equates to an average of 2,877 t/h.

The results from the beneficiation and grinding testwork were used to establish the plant throughput and concentrate production rates used in the Study Financial Analysis for each year of operation based on the ore type proportions derived from the mine plan.

1.6 Mineral Resources

Following confirmation and infill drilling campaigns in 2011 and 2012, Alderon prepared updated Mineral Resource estimates for the Rose deposit and Mills Lake, Kami Iron Ore Project. WGM was retained by Alderon to audit this in-house estimate. Mineral Resource estimates for Rose Central, Rose North and Mills Lake were previously completed in 2011. The estimates for Rose Central and Rose North are reported above zero (0.0 m) elevation level (about 575 m from surface) based on BBA’s new economic pit outline.

A summary of the NI 43-101 compliant Mineral Resources is provided in Table 1.2.

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Table 1.2 : Categorized Mineral Resource Estimate for the Kami Iron Ore Project (Cut-Off of 15% TFe)

Zone	Category	Tonnes (Million)	Density	TFe%	magFe%	hmFe%	Mn%
Rose Central	Measured	249.9	3.46	29.4	17.6	8.1	1.60
	Indicated	294.5	3.44	28.5	17.7	5.9	1.28
	Total M&I	544.4	3.45	28.9	17.7	6.9	1.43

	Inferred	160.7	3.45	28.9	16.9	7.1	1.44

Rose North	Measured	236.3	3.48	30.3	13.0	14.7	0.87
	Indicated	312.5	3.49	30.5	11.8	17.1	0.96
	Total M&I	548.8	3.49	30.4	12.3	16.1	0.92

	Inferred	287.1	3.42	29.8	12.5	15.5	0.76

Mills Lake	Measured	50.7	3.58	30.5	21.5	7.0	0.97
	Indicated	130.6	3.55	29.5	20.9	3.9	0.80
	Total M&I	181.3	3.56	29.8	21.1	4.8	0.85

	Inferred	74.8	3.55	29.3	20.3	2.7	0.67

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

The Mineral Resource estimate for the Kami Project was completed in GemcomTM using block sizes of 15 m x 15 m x 14 m for Rose Central and Rose North and 5 m x 20 m x 5 m for Mills Lake and is based on results from 209 diamond drillholes at Rose Central and Rose North (170 holes) and Mills Lake (39 holes) zones totaling 62,247 m. These holes were drilled within the iron mineralization for approximately 2,000 m of strike length and a range of 200 to 400 m of width for Rose Central and Rose North. The holes were drilled on section lines that were

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spaced 100 m apart for both deposits in the main area of mineralization. The drillholes were variably spaced with variable dips leading to a separation of mineralized intersections anywhere from less than 50 m to more than 200 m apart for the near-surface mineralization (down to a vertical depth of about 200 m). For the geological modelling, 3-D bounding boxes defining the maximum extents of the Rose and Mills Lake deposit areas were created. The boxes extended approximately 200 m along strike from the outermost drillholes in each area. Mineralized boundaries extended up to a maximum of about 400 m on the ends of the zones and at depth where there was no/little drillhole information, but only if the interpretation was supported by drillhole intersections on adjacent cross sections or by solid geological inference.

For the Mills Lake deposit, three separate zones were interpreted and wireframed based on drillhole data on vertical sections: a basal magnetite zone; a hematitic interlayer within the magnetite zone; and an upper magnetite zone. Rose North and Rose Central zones were each divided into three metallurgical/mineralogical domains; NR-1, NR-2 and NR-3 and RC-1, RC-2 and RC-3, respectively. The zoning of the Rose deposit was based on recent metallurgical/mineralogical testing of the mineralization plus logging and results in the assay database. The Rose deposit is also influenced by three major listric faults which relocate some of the mineralized zones at depths of up to 100 m. Alteration products in the form of limonite and goethite are dominant features in the Rose North deposit and for this most recent Study, a 3-D solid was created incorporating this alteration and was the “Limonite Zone”. This wireframe was used to overprint the other wireframes in the geological model and re-code the blocks to differentiate them for categorization purposes for the Mineral Resource estimate.

In order to carry out the Mineral Resource grade interpolation, a set of equal length composites of 3 m was generated from the raw drillhole intervals, as the original assay intervals were different lengths and required normalization to a consistent length; 3 m is also the average length of the raw assay intervals for the zones. The statistical distribution of the %TFe samples showed good normal distributions in all zones and it was determined that capping was not required for the Rose Central, Rose North and Mills Lake deposits.

For the current Mineral Resource estimates, Alderon used a DGI probe for each hole that has been drilled since 2011 and recorded major physical properties, including density. This method

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of measuring density proved to be slightly different than WGM’s method but came up with a very similar relationship to WGM’s, i.e., SG by pycnometer results correlate strongly with %TFe on samples. Since there was an insignificant difference between the WGM method and the Alderon method, a best fit correlation line based on DGI data to obtain the density of each block in the model was used: %TFe x 0.0223 + 2.8103. Using this variable density model, a 30% TFe gives a SG of approximately 3.48. Alteration products such as limonite/goethite and secondary manganese hydroxides have developed from the oxide iron and manganese minerals; however, the extent of these secondary iron hydroxides is currently not well understood, particularly at depth. This leads to some uncertainty regarding the determination of density for the Mineral Resource tonnage estimate, particularly in the Limonite Zone. To overcome this uncertainty in grade and density of the altered mineralization in Rose North, all densities within this zone were assigned a SG of 3.0. The secondary iron and manganese hydroxides will also have some impact on potential iron recovery and this requires further evaluation and testwork.

Alderon used an ID2 interpolation method for each of the domains using the 3 m composites and a three-step search ellipsoid approach was used based on results of variography of %TFeHead grade. These three ranges were established for the interpolated domains in all the deposits and were also used as a guide to Mineral Resource categorization, along with the generation of a Distance Model (distance from actual data point in the drillhole to the block centroid). This three-step approach was used in order to inform all the blocks in the block model with grade, however, the classification of the Mineral Resources was also based on drillhole density (or drilling pattern), geological knowledge and zone interpretation. WGM worked extensively with Alderon on this categorization. Other elements interpolated into the grade block model were %Mn, %SiO2, %magFe and %hmFe (calculated). The results of the interpolation approximated the average grade of the all the composites used for the estimate.

Since the drilling density was lower in the deeper parts of the deposits, the drillhole spacing was taken into consideration when classifying the Mineral Resources and these areas were given a lower confidence category, as aforementioned. Even though the wireframe continued to a maximum depth of -106 m (approximately 700 m vertically below surface and extending 100 m past the deepest drilling), at this time, no Mineral Resources were defined/considered below 0 m elevation for Rose North and Rose Central. The Mills Lake wireframes extended to 180 m

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elevation or about 400 m below surface. The Distance Model was used for the final categorization of the Mineral Resources; blocks within the 3-D wireframes that had a distance of 100 m or less were classified as Measured, 100 m to 150 m as Indicated and greater than 150 m as Inferred. Inferred Mineral Resources are interpolated out to a maximum of about 400 m for Rose Central and 300 m for Rose North and Mills Lake on the ends/edges and at depth.

There were some exceptions to the general resource categorization methods, where a combination of the Distance Model and the search ellipsoid pass were intentionally not used for category definition, especially in the Rose North and Rose Central zones. The main case was that all altered mineralization in Rose North logged as limonitic and falling within the defined Limonite Zone was tagged as Inferred. This altered material is considered as “sub-ore” at this stage, until further metallurgical tests are conducted confirming their economic viability. Also, a basal manganese-rich zone identified in the hematite-rich ore (NR-1) in Rose North was categorized as Inferred.

1.7 Mineral Reserves

The FS block model for the Rose deposit, as prepared by Alderon and audited by Watts, Griffis and McOuat Ltd (WGM), was provided to BBA on June 26th, 2012. The model covers the Rose deposit, which is divided into a Rose Central (RC) region and a North Rose (NR) region. It should be noted that the Mills deposit was not part of this FS.

The variables contained in the FS block model include block coordinate location, iron formation (total iron TFe, magnetite, and hematite) and other elements such as manganese (Mn) and silica (SiO2). The model also contains rock type classifications in consideration of ore processing differences between the various ore types within the Rose deposit. These ore types are designated as RC-1, RC-2 and RC-3 and NR-1, NR-2 and NR-3. Each ore type has an associated description of its geology and mineralogy. The rock types are also classified as Measured, Indicated or Inferred.

Pit optimization was carried out for the Alderon FS using the true pit optimizer Lerchs-Grossman 3-D (“LG 3-D”) algorithm in MineSight. The LG 3-D algorithm is based on the graph theory and

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 calculates the net value of each block in the model. With defined pit optimization parameters, including concentrate selling price, mining, processing and other Indirect Costs, Fe recovery for each ore type (as determined by metallurgical testwork), pit slopes (as recommended by Stantec based on geotechnical pit slope study) and imposed constraints, the pit optimizer searches for the pit shell with the highest undiscounted cash flow. For this FS, only the Mineral Resources classified as either Measured or Indicated can be counted towards the economics of the pit optimization run. The approach taken for pit optimization was to first perform LG 3-D pit runs using variable concentrate selling prices ranging from $10/t to $110/t of concentrate in $5/t increments. Then the Net Present Value (NPV) of each of the pit shells was calculated at a discount rate of 8% to identify the optimal pit based on the discounted NPV and strip ratio. Based on this analysis, the chosen pit optimization for this FS was the pit having a selling price of $100/t of concentrate.

The milling cut-off grade (COG) used for this Study to classify material as Mineral Resource or waste is 15% TFe. Total Measured and Indicated Mineral Resource tonnage and Head %TFe show a very low sensitivity to cut-off %TFe grade variation between 7% and 17.5% TFe. This COG is in line with other similar iron ore projects in the region and with historical data. A higher mill COG grade will contribute to optimizing the NPV for the Project.

The optimized pit shell at 15% COG was then used to develop the engineered pit where operational and design parameters such as ramp grades, surface constraints, bench angles and other ramp details were incorporated. Once the engineered pit design was completed, the Mineral Reserve, as shown in Table 1.3 was derived. These Mineral Reserves are included in the Mineral Resource estimate previously discussed.

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Table 1.3 : Alderon Feasibility Study Mineral Reserves

Alderon Feasibility Study Mineral Reserve
Kami Project- Rose Deposit
(Cut-Off Grade=15% TFe)
Material	Mt	TFe%	WREC%	MTFE	MAG%	MN
Proven	431.7	29.7	35.5	15.5	21.4	1.24
Probable	236.8	29.2	34.1	14.9	20.5	1.10
Total	668.5	29.5	35.0	15.3	21.1	1.19

Inferred	28.7
Waste Rock	956.7
OB	121.1
Total Stripping	1 106.5
SR	1.66

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1.8 Mining Methods

A mine plan based on continuous processing operations over 365 days per year, seven days per week and 24 hours per day was developed to support mining operations for the Kami Project. The mine life was estimated at 30 years. Ore requirements were determined based on processing plant production capacity and are in the order of 22.9 Mt/y. Mining phases, including initial overburden and waste pre-stripping requirements and an annual mining schedule were developed. The mining method selected for the Project is based on conventional drill, blast, load and haul. Annual mining equipment fleet requirements were developed based on equipment performance parameters and average hauling distances based on pit design and configuration and location on the site plan for the crusher and waste piles. The selected primary mining equipment fleet includes Komatsu 930E-4SE haul trucks, CAT 6060FSE shovels and P&H 320XPC drills. The BBA Mining Group estimated initial and sustaining capital costs required to support the mining operation as well as annual mining operating costs based on mining operations assumed to be carried out by Alderon using its own equipment and workforce with the exception of blasting explosives services which are assumed to be contracted out.

1.9 Recovery Methods and Processing Plant Design

The metallurgical testwork for the Rose deposit performed during this FS allowed for the validation, optimization and more detailed development of the process and plant design. General Arrangement drawings, equipment sizing, lists, and a process design criteria were developed and used for generating quantities for materials such as concrete and structural steel. In turn, this information was used in the development of the project capital and operating cost estimates. Table 1.4 shows the nominal annual and hourly production rates as well as the operating and metallurgical performance parameters used to determine these rates.

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Table 1.4 : Nominal Operating Values Projected From Testwork Results

	Nominal Operating Parameters
	Annual Operating Throughput (Average LOM)	Nominal Hourly Throughput
	Mt/y	t/h
Throughput (Fresh Feed)	22.9	2,877
Concentrate Production	8.0	1,011
Spiral Concentrate	6.5	819
Mag Plant Concentrate	1.5	182
Tailings Generated	14.9	1,866
Coarse Tailings	10.0	1,252
Fine Tailings	4.9	614

Concentrate Wt Rec %	35.1%
Fe Rec %	77.7%
Plant Utilization %	91.0%
Head Grade %Fe	29.5%
Concentrate Grade %Fe	65.2%
Concentrate Grade %SiO2	4.30%

The process flowsheet and resulting plant design consists of the major processing areas as described below:

▪	ROM ore from the open pit or stockpile is hauled to the crusher area where a gyratory crusher reduces the ore to -250 mm (10”) in size.
▪	Crushed ore is conveyed by overland conveyor to the crushed ore stockpile.
▪	Crushed ore is reclaimed using apron feeders discharging onto a conveyor belt in a reclaim tunnel.
▪	The crushed ore reclaim conveyor feeds the AG mill which performs the primary grinding step in the process. The AG mill is in closed circuit with a two-stage screening circuit.

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▪
Product from the AG grinding and screening circuit is fed to the three-stage spiral circuit for gravity concentration producing a tail and a final gravity concentrate which is filtered and conveyed to the concentrate load-out area.

▪
Tailings from the spirals are cobbed using LIMS. The non-magnetic tailings are dewatered and disposed of to the Tailings Management Facility (TMF). The magnetic concentrate is subjected to a regrinding step in a ball mill required to grind the cobber concentrate to the required liberation particle size.

▪
The reground product is subjected to a multi-stage LIMS cleaning and finishing circuit ending with a screening step to remove coarse silica. The mag plant concentrate is filtered and conveyed with the gravity concentrate to the load-out area.

▪	The final product consists of a combined gravity and mag plant concentrate having a chemical analysis and particle size distribution considered to be appropriate for sintering applications.
▪	Fine tailings from the mag plant are dewatered using a thickener and are subsequently pumped to the TMF.

1.10 Project Infrastructure

During the course of this FS, the Kami site plot plan and site infrastructure initially developed during the PEA Study has been defined in much more detail. The open-pit footprint now includes both Rose Central and Rose North. Geotechnical and topographical data as well as environmental considerations have been used to optimize location of the major site infrastructure. Furthermore, Nalcor has advised that they will provide power with a 315 kV transmission line right to the Kami main substation. The main features of the Kami site infrastructure are as follows:

▪	The Kami Rail Line including the rail line connecting to QNS&L, the rail loop and on site service tracks. Routing of the rail line has been optimized based on topography.
▪	The access road to the Property consisting of a new road, bypassing the Town of Wabush and connecting to Highway 500.
▪	The on-site road work leading from the Property limit to the concentrator and to the crusher and mine services area.

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▪	The mine roads designed specifically for mine haul trucks and other mining equipment connecting the pit to the crusher, waste rock areas and to the mine services area.
▪	The mine services area consisting of the truck wash bay, mine garage, workshop, warehouse, employee facilities, diesel fuel tank farm and fueling station, etc.
▪	The waste rock and overburden stockpiles.
▪	The primary crusher building.
▪	The overland conveyors and crushed ore stockpile.
▪	The ore processing plant (concentrator) and ancillary facilities.
▪	The concentrate load-out system including concentrate conveyors.
▪	Parking areas for employees, light vehicles and heavy mining vehicles.
▪	The raw water pumphouse to be located south-east of Long Lake.
▪	The Nalcor power transmission line and main electrical substation.
▪	The Tailings Management Facility and water reclamation and effluent treatment systems.

A temporary construction camp and construction worker facilities will be built off-site, south of the Town of Wabush.

Alderon will build a facility in Pointe-Noire, Québec for receiving, unloading, stockpiling and reclaiming concentrate for ship loading. The Pointe-Noire Terminal facility is situated along the south side of the existing Pointe-Noire Road and was identified by the Port of Sept-Îles as a potential multi-user storage facility to support their new multi-user dock. The configuration generally consists of a new railcar unloading loop track, a single car rotary dumper, a concentrate storage yard with stacker/reclaimer and interconnecting conveyor systems, leading to the Port of Sept-Îles shiploaders.

1.11 Market Studies and Contracts

The market study commissioned by Alderon during the course of the Preliminary Economic Assessment Study was carried into this FS. For this FS, the medium and long-term commodity price forecast to be used in the Project Financial Analysis was performed by BBA based on various public and private market studies by reputable analysts and iron ore producers, opinions of industry experts as well as other sources. Following its review, BBA arrived at a medium

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(Year 2015 to 2020) and long-term (beyond Year 2020) price of $115/t and $110/t respectively, based on Platts Index benchmark of 62% Fe iron ore concentrate landed at China’s port.

As part of a strategic partnership with Hebei, Hebei has entered into an off-take agreement. As part of this agreement, upon the commencement of commercial production, Hebei is obligated to purchase 60% of the actual annual production from the Property, up to a maximum of 4.8 Mt of the first 8.0 Mt of iron ore concentrate produced annually at the Property. The price paid by Hebei will be based on the monthly average price per DMT for iron ore sinter feed fines quoted by Platts Iron Ore Index (including additional quoted premium for iron content greater than 62%) (“Platts Price”), less a discount equal to 5% of such quoted price. Hebei will also have the option to purchase additional tonnage at a price equal to the Platts Price, without any such discount.

On July 13, 2012, Alderon signed an agreement with the Sept-Îles Port Authority (the “Port”) to ship a nominal 8 Mt of iron ore annually via the new multi-user deep water dock facility that the Port is constructing. Based on its reserved annual capacity, Alderon was required to make a buy-in payment. The Port Agreement includes a base fee schedule regarding wharfage and equipment fees for iron ore loading for Alderon’s shipping operations.

Alderon initiated preliminary tariff negotiations with QNS&L and CFA in April 2012. Alderon’s Base Case for the FS is to use these two rail operators to transport its iron ore concentrate from the Kami Project to the Port of Sept-Îles. Tariffs are expected to be within industry norms. No agreement has been concluded to date.

Nalcor has established a formal process in advance of Nalcor or Newfoundland and Labrador Hydro being able to supply power to an industrial customer in Labrador. The technical process involves three stages: Stage I – Pre-Project Phase; Stage II – Concept Selection; and Stage III – Front End Engineering Design. Alderon and Nalcor have completed Stages I and II of the process. In its Press Release dated December 13, 2012, Alderon announced that it has entered into an agreement with Nalcor to commence Stage III of

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the process, which is scheduled for completion in April 2013. Alderon funded all of the costs associated with Stage II and will also fund all Stage III costs. Commercial discussions will commence during Stage III of the process and once commercial terms are agreed, a formal Power Purchase Agreement will be signed by Alderon and Nalcor, subject to environmental and regulatory approvals.

1.12 Environment

The overall Project is subject to environmental assessment provisions of the Newfoundland and Labrador Environmental Protection Act and the Canadian Environmental Assessment Act. The requirements for each of these processes are well understood. The Environmental Impact Statement that is required pursuant to the Acts has been submitted to both levels of government as a step in the ongoing process. A schedule for the environmental assessment of the Project has been developed. Environmental studies have been conducted and reports have been or are being prepared. Permitting requirements are also well defined and have been considered in the project plan.

A tailings management strategy has been defined and a feasibility level design for the TMF has been developed. A siting study was undertaken and an appropriate area has been determined and located on the site plan taking into account environmental considerations and constraints. The tailings pond within the TMF has been sized to allow for treatment prior to recycling to the mill or discharge to a treatment plant/polishing pond prior to final release to the environment, meeting all regulatory requirements. An overburden and waste rock stockpile feasibility level design has been developed and locations are defined on the site plan. The areas identified do not contain any significant mineralization and make use of the natural topography. Discharges from the stockpiles will be routed to a series of sedimentation ponds to ensure adequate treatment to meet required regulatory requirements prior to release to the environment.

A Rehabilitation and Closure Plan, as required under the Newfoundland and Labrador Mining Act, will be prepared for the Project. The Plan will describe measures planned to restore the Property as close as reasonably possible to its former use or condition or to an alternate use or condition that is considered appropriate and acceptable by the Department of Natural Resources. The Plan will outline measures to be taken for progressive rehabilitation, closure rehabilitation and post-closure monitoring and treatment.

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Alderon is committed to operating within a sustainable development framework. A key principle of sustainable development is to consult with stakeholders who may have an interest in or be affected by the Project in order to build and maintain positive, long-term and mutually beneficial relationships. Alderon has adopted a ‘Life of Project’ approach to public consultation and developed a framework in Alderon’s Project Consultation Plan. The principles guiding the Public Consultation Plan are set out in Alderon’s Communities Relations Policy:

▪	Engage stakeholders through meaningful, transparent and respectful communication and consultation.
▪	Value, acknowledge, and give consideration to the cultural diversity, unique traditions and the needs and aspirations of local people, communities, and other stakeholders.
▪	Develop relationships with local community leaders and provide timely responses to their communications.
▪	Understand, acknowledge and respond to the concerns of local people, communities, and other stakeholders; and
▪	Provide project information and updates on a regular basis.

Alderon has and will continue to conduct a wide range of public consultation initiatives to ensure that stakeholders are apprised of the progress of the Project and afforded an opportunity to express any concerns. Information will be disseminated through digital and print media, including Alderon’s website, e-mail, newspaper advertisements and newsletters and public information sessions. Consultation will take place through the following major engagement activities:

▪	Participation on multi-stakeholder committees;
▪	Council and staff information briefings;
▪	Stakeholder consultation events;
▪	Consultation with educational and training institutions;
▪	Information briefings with regulators;
▪	Media relations; and
▪	Participation in follow-up and monitoring committees.

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Alderon recognizes the importance of building relationships based on mutual trust and respect with aboriginal groups having rights or interests that may be affected by the Project. Alderon has developed an Aboriginal Relations Policy, which is based on the following principles:

▪	Respect for the legal and constitutional rights of aboriginal peoples.
▪	Respect for the unique history, diverse culture, values and beliefs of aboriginal peoples and their historic attachment to the land.
▪	Recognition of the need to pursue meaningful engagement with aboriginal groups.
▪	Recognition of the importance of collaboration with aboriginal groups to identify and respond to issues and concerns.

The Aboriginal Relations Policy is implemented through the Aboriginal Engagement Strategy and Action Plan which outlines a range of engagement activities, actions and initiatives to assist Alderon in identifying, understanding and addressing any potential effects of the Kami Project on aboriginal communities and groups and their current use of land and resources for traditional purposes.

Alderon has identified five aboriginal groups, communities or organizations that may be affected by the Kami Project:

▪	Innu Nation (representing the Innu of Labrador);
▪	NunatuKavut Community Council;
▪	Innu Nation of Uashat mak Mani-Utenam;
▪	Innu Nation of Matimekush-Lac John; and
▪	Naskapi Nation of Kawawachikamach.

Alderon's engagement efforts with these groups commenced prior to project registration and are ongoing. Major engagement initiatives include the following:

▪	Information sharing initiatives;
▪	Community engagement initiatives; and
▪	Traditional land and resource use studies;

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▪	Avoidance or mitigation initiatives.

It is Alderon’s objective to continue to pursue positive and constructive relationships with each of these aboriginal groups throughout the life of the Project until closure and decommissioning.

1.13 Capital Costs

The Kami Iron Ore Project scope covered in this Study is based on the construction of a greenfield facility having a nominal annual production capacity of 8 Mt of concentrate. The Capital Cost Estimate related to the mine, concentrator and Kami site infrastructure have been developed by BBA. Costs related to the Kami Rail Line and the Closure Plan have been developed by Stantec. Costs related to the Pointe-Noire Terminal have been provided by Stantec and Ausenco. Stantec and Golder provided quantities and Material Take-Offs (MTO’s) for the TMF and water management plan to BBA and BBA developed the Capital Cost Estimate for this area. BBA consolidated cost information from all sources. Table 1.5 presents a summary of total estimated initial capital cost for the Project, including Indirect Costs and Contingency.

Table 1.5 : Total Estimated Initial Capital Costs (M$)

Estimated Initial Capital Costs
Mining (Pre-Stripping)	$52.7
Concentrator and Kami Site Infrastructure	$953.6
Kami Site Rail Line	$80.7
Pointe-Noire Terminal	$185.9
TOTAL	$1,272.9

The total initial capital cost, including Indirect Costs and contingency was estimated to be $1,272.9M. This Capital Cost Estimate is expressed in constant Q4-2012 Canadian Dollars, with an exchange rate at par with the US Dollar. This preceding estimate table does not include the following items:

▪	Mining equipment and railcars with an estimated value of $176.9 M, which will be leased. As such, annual lease payments over the life of the lease are included in operating costs.

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▪	Rehabilitation and closure costs required to be disbursed prior to production startup, which were estimated by Stantec to be $48.1M.
▪
Sustaining capital (capital expenses incurred from Year 1 of production to the end of mine life) estimated at $642.4M, which includes items such as mine equipment fleet additions and replacements, facilities additions and improvements and costs related to phasing of TMF and tailings pumping.

1.14 Operating Costs

The Operating Cost Estimate related to the mine, concentrator and Kami site infrastructure have been developed by BBA. General Administration costs have been developed by BBA in collaboration with Alderon. Environmental and TMF costs as well as rail transportation costs were provided by Stantec. Costs related to the operation of the Pointe Noire port facility were in part provided by Stantec with Alderon providing costs related to the ship loading service based on an agreement signed with the Port of Sept-Îles. Table 1.6 presents a summary of total estimated average, LOM operating costs presented in Canadian Dollars/t of dry concentrate produced.

Table 1.6 : Total Estimated Average LOM Operating Cost ($/t Dry Concentrate)

Estimated Average LOM Operating Costs
Mining	$17.11
Concentrator	$6.51
General Kami Site	$0.34
General Administration	$1.50
Environmental and Tailings Management	$0.52
Rail Transportation	$13.33
Port Facilities	$2.86
TOTAL	$42.17

The total estimated operating costs are $42.17/t of dry concentrate produced. Operating costs include the estimated cost of leased equipment (equipment cost plus interest) over the life of the lease. Royalties and working capital are not included in the Operating Cost Estimate presented but are treated separately in the Financial Analysis.

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1.15 Economic Analysis

The economic evaluation of the Kami Iron Ore Project was performed using a discounted cash flow model based on Capital and Operating Cost Estimates developed in this Study for a plant and infrastructure designed for the production an average of 8.0 Mt/y over the LOM. The Financial Analysis was performed with the following assumptions:

▪	LOM and operations are estimated to span over a period of approximately 30 years.
▪	The price of Kami concentrate at 65.2% Fe, loaded in ship (FOB) at Port of Sept-Îles is $107/t for the first five years of production and $102/t thereafter.
▪
Commercial production startup is scheduled to begin in late Q4-2015. The first full year of production is therefore 2016 and it is assumed that this is a ramp-up year with concentrate production at 85% of nominal LOM production. Normal production is assumed thereafter.

▪	All of the concentrate is sold in the same year of production.
▪	All cost and sales estimates are in constant Q4-2012 dollars (no escalation or inflation factor has been taken into account).
▪
The Financial Analysis includes $20.7M in working capital, which is required to meet expenses after startup of operations and before revenue becomes available. This is equivalent to approximately 30 days of Year 1 operating expenses.

▪
All project-related payments, disbursements and irrevocable letters of credit incurred prior to the effective date of this Report are considered as sunk costs and are not considered in this Financial Analysis. Disbursements projected for after the effective date of this Report but before the start of construction are considered to take place in pre-production Year 2 (PP-2) however, it is expected that certain disbursements will be incurred prior to this year.

▪	A 3% gross sales royalty is payable to Altius.
▪
An off-take sales fee is payable to the finder engaged to identify Hebei to Alderon and to assist with the conclusion of the transaction with Hebei. This fee will be calculated as 0.5% of the proceeds received from material sold to Hebei for a period of ten years subsequent to the initial sale of material to Hebei.

▪	US Dollar is considered at par with Canadian Dollar.

This Financial Analysis was performed by BBA on a pre-tax basis. Alderon Management provided the after-tax economic evaluation of the Project, which was prepared with the

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assistance of an external tax consultant. Table 1.7 presents the results of the Financial Analysis with NPV calculated at various discounting rates. The Base Case NPV was assumed at a discount rate of 8%.

Table 1.7 : Pre-Tax Financial Analysis Results

IRR =	29.3%	NPV (M$)	Payback (yrs)
Discount Rate
0%		$11,545M	3.1
5%		$5,030M	3.5
8%		$3,244M	3.8
10%		$2,461M	4.0

On an after tax basis, the IRR was estimated to be 23.1%, the NPV at 8% discount rate is $1,858 M and corresponding payback is 4.5 years.

A sensitivity analysis was also performed to show the project sensitivity to a +/- 15% variation in initial capital cost, annual operating costs, in commodity price and in concentrate production rate considering a variation in Fe recovery rate. This sensitivity range is in line with the accuracy of the cost estimates developed in this FS. The sensitivity analysis was done on the pre-tax Financial Analysis results. Results of this analysis are shown in Table 1.8.

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Table 1.8 : Sensitivity Analysis Table (Before Tax)

	Base Case	Initial CAPEX		Selling Price		OPEX		Production (Reduced Wt. Rec)
		+15%	-15%	+15%	-15%	+15%	-15%	+15%	-15%
		$1,464M	$1,082M	$123-$117/t	$91-$87/t	$48.50/t	$35.85/t	9.2 Mt/y	6.8 Mt/y
IRR	29.3%	26.0%	33.5%	36.4%	21.8%	26.2%	32.3%	35.5%	22.8%
	NPV	NPV	NPV	NPV	NPV	NPV	NPV	NPV	NPV
0%	$11,545M	$11,354M	$11,736M	$15,002M	$8,089M	$10,060M	$13,031M	$14,550M	$8,540M
5%	$5,030M	$4,845M	$5,214M	$6,746M	$3,313M	$4,297M	$5,763M	$6,524M	$3,535M
8%	$3,244M	$3,063M	$3,425M	$4,475M	$2,013M	$2,721M	$3,766M	$4,317M	$2,171M
10%	$2,461M	$2,282M	$2,640M	$3,477M	$1,445M	$2,031M	$2,890M	$3,346M	$1,575M
Please note that this Financial Analysis is before tax.

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1.16           Project Schedule

A Project Execution Plan and a detailed Project Execution Schedule were developed as part of this FS. The key project milestones are indicated in Table 1.9. As can be seen, production startup is scheduled to take place in Q4-2015.

Table 1.9 : Key Project Milestones

Major Milestones	Date
Start Feasibility Study	Aug-11
Interim Engineering & Planning Services Agreement	Aug-12
Start Detailed Engineering	Nov-12
NI 43-101 Feasibility Effective Date	Dec-12
Award EPCM Contract	Jan-13
AG Mill PO Award	Jun-13
Minister's Decision (EA Release)	Sep-13
Permit to Start Construction Available	Nov-13
Start Construction	Nov-13
First Concrete	Apr-14
First Structural Steel at Concentrator	Jul-14
Construction Completed	Aug-15
Power Availability (NL)	Sep-15
POV Completed	Sep-15
Full Handover to Operations	Nov-15

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1.17           Conclusions and Recommendations

Mineral Resource Estimate
WGM believes that the current block model resource estimate and its classification are to NI 43-101 and CIM standards and definitions and adequately represent the mineralization in the Kami deposit.

Mineral Reserves
The mining engineering work performed for this FS was based on the 3-D block model provided by Alderon. Pit optimization was performed applying the Lerchs-Grossman 3-D Algorithm on Measured and Indicated Resources and the pit shell having the optimal discounted NPV and strip ratio at a COG of 15% TFe was selected for the final Mineral Resource estimate. The final Mineral Reserve was estimated after applying engineering and operational design parameters. BBA is of the opinion that the reserve estimate derived in this FS reasonably quantifies the economical ore mineralization of the Rose deposit.

Processing Plant Design and Metallurgical Testing
It is BBA’s opinion that the metallurgical testwork conducted on the Kami ore is of sufficient quantity and quality to support a feasibility level study. Based on the results of the testwork performed on the Rose deposit ore, a robust flowsheet and mass balance were developed for processing the Rose deposit ore. Further confirmatory testwork for final process design was recommended in the following areas:

▪	Grinding and ore grindability;
▪	Gravity Wilfley Table bench tests and spiral pilot scale tests;
▪	Pilot scale mag plant regrind and magnetic separation tests;
▪	More detailed testwork for concentrate filtering, fine tailings thickening and tailings pumping.

Plant and process engineering was initially performed on a process design basis that was preliminary in nature but validated during the course of the FS as metallurgical testwork results became available and were analyzed and interpreted. Although the FS operational parameters

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were found to be well within the process and plant design ranges, BBA recommends that a review and updating of all process areas and equipment be performed for final design.

Mining Engineering
The mine plan developed during the FS provides a reasonable base for projected mining operations at this level of study. BBA recommends the following mining engineering work to be undertaken for final design:

▪	Collect more geotechnical data and develop pit slope design parameters in more detail.
▪	Develop a more detailed hydrology and hydrogeology model to better define mine dewatering requirements in more detail.
▪	Collect hardness data and potentially integrate this information into the geological block model for use in mine planning.
▪	Further optimize mining phases and develop mine schedule in more detail (quarterly for first three years).

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2.           INTRODUCTION

2.1           Scope of Study

The following Technical Report (the Report) summarizes the results of the Feasibility Study (FS) for the development of the Kamistiatusset (Kami) Iron Ore Property in Western Labrador. In August 2011, Alderon Iron Ore Corp. commissioned the engineering consulting group BBA Inc. to perform this Study. This Report was prepared at the request of Mr. Tayfun Eldem, President and Chief Executive Officer of the Corporation. Alderon is a Canadian publicly traded company listed on the TSE under the symbol ADV and on the NYSE MKT under the symbol AXX. Alderon is a British Columbia incorporated company with its registered office located at:

1240–1140 West Pender Street
Vancouver, BC
Canada, V6E 4G1
Tel: (604) 681-8030

This Technical Report titled “Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador”, concerning the development of the Kami Property Rose deposit (consisting of the Rose Central and the Rose North deposits, as referred to throughout this Report), was prepared by Qualified Persons following the guidelines of the “Canadian Securities Administrators” National Instrument 43-101 (effective June 30, 2011), and in conformity with the guidelines of the Canadian Mining, Metallurgy and Petroleum (CIM) Standard on Mineral Resources and Reserves.

This Report is considered effective as of December 17, 2012.

2.2           Sources of Information

This Report is based in part on, internal company technical reports, maps, published government reports, company letters and memoranda, and information, as listed in Section 27 "References” of this Report. Sections from reports authored by other consultants may have been directly quoted or summarized in this Report, and are so indicated where appropriate.

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It should be noted that the authors have relied upon selected portions or excerpts from material contained in previous NI 43-101 compliant Technical Reports available on SEDAR (www.sedar.com). Other information used to complete the present Feasibility Study includes but is not limited to the following reports and documents:

▪	Mineral Resource block model provided by Alderon and audited by WGM;
▪	SGS Minerals Services testwork results;
▪	Internal and commercially available databases and cost models;
▪	Canadian Milling Practice, Special Vol. 49, CIM;
▪
Various reports produced by Stantec, Ausenco, Golder and others concerning rail and port facilities studies, environmental studies and permitting, site hydrology, hydrogeology and geotechnical, tailings management and site closure plan.

2.3           Terms of Reference

Unless otherwise stated:
▪	All units of measurement in the Report are in the metric system;
▪	All costs, revenues and values are expressed in terms of Canadian (CDN) dollars;
▪	All metal prices are expressed in terms of US dollars;
▪	A foreign exchange rate of $1.00US = $1.00CDN was used.

Grid coordinates for the block model are given in the UTM NAD 83 and latitude/longitude system; maps are either in UTM coordinates or latitude/longitude system.

2.4           Site Visit

A site visit was conducted on March 22nd and 23rd, 2011, by BBA, Stantec and Alderon representatives. BBA was represented by Mr. Angelo Grandillo and Stantec was represented by Mr. Paul Deering. The purpose of the visit was to provide all key project team members with an overview of the Kami Property and to review project development milestones and planning. Alderon geologists were available to discuss general geological conditions and to provide a tour of the core storage facility with a presentation of select bedrock core material. BBA performed a visual examination of selected drill cores used to compose the composite samples for metallurgical testwork. To provide an overview of the Property terrain, the team members

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completed a helicopter fly-over. Stantec met with Alderon exploration personnel and reviewed the bedrock core and core logging facility.

Angelo Grandillo of BBA conducted a subsequent site visit on October 13th and 14th of 2011 to minimally inspect more recent core samples as well as to conduct a helicopter fly-over of the site.

Angelo Grandillo of BBA visited the SGS laboratory facility in Lakefield, Ontario and observed one of the project testwork taking place while touring the facility.

Richard Risto of WGM visited the site on August 3rd to August 6th and November 1st to November 3rd, 2010. The purpose of this site visit was to review data and ongoing drilling plans and for the collection of independent samples.

Michael Kociumbas (WGM) and Patrice Live (BBA) have not completed a personal inspection of the Property. They received the details of the personal inspection conducted by their colleagues at WGM and BBA and determined that a personal inspection was not necessary.

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3.           RELIANCE ON OTHER EXPERTS

Neither BBA nor WGM have verified the legal titles to the Property nor any underlying agreement(s) that may exist concerning the licences or other agreement(s) between third parties, but has relied on Alderon to have conducted the proper legal due diligence. Project design requires that certain infrastructure be located outside the mineral property limits. Alderon currently does not have surface rights to use these areas but has indicated that they will acquire these rights at an appropriate time during project development.

Alderon has provided in Section 4 and Section 19 of this Report, a description of the ownership structure resulting from the strategic partnership agreements with Hebei Iron & Steel Group Co., Ltd. BBA has relied on Alderon and their legal counsel to provide all information material to this Feasibility Study pertaining to agreements and engagements made to third parties, as outlined in Section 19 of this Report. BBA believes that Alderon has provided all information stemming from these agreements and has reasonably incorporated the impact of the information provided into the Financial Analysis presented in Section 22 of this Report. Although the Financial Analysis presented in this Report is on a before tax basis, Alderon and their tax consultants have also provided a statement, outlined in Section 22 of this Report,  pertaining to the impact of taxes on the Project.

Any statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false or misleading at the effective date of this Report.

BBA had the responsibility for assuring that this Technical Report meets the guidelines and standards stipulated. Certain sections of this Report however, were contributed by WGM, Stantec or Alderon. Table 3.1 outlines responsibility for the various sections of the Report.

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Table 3.1 : Technical Report Section List of Responsibility

Section Number	Section Title	Responsibility	Comments and Exceptions
1	SUMMARY	BBA
2	INTRODUCTION	BBA
3	RELIANCE ON OTHER EXPERTS	BBA
4	PROPERTY DESCRIPTION AND LOCATION	BBA	Alderon provided information on property description and ownership.
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	BBA
6	HISTORY	WGM
7	GEOLOGICAL SETTING AND MINERALIZATION	WGM
8	DEPOSIT TYPE	WGM
9	EXPLORATION	WGM
10	DRILLING	WGM
11	SAMPLE PREPARATION, ASSAYING AND SECURITY	WGM
12	DATA VERIFICATION	WGM
13	MINERAL PROCESSING AND METALLURGICAL TESTING	BBA
14	MINERAL RESOURCE ESTIMATE	WGM
15	MINERAL RESERVE ESTIMATE	BBA
16	MINING METHODS	BBA	Pit slope and waste rock pile design based on geotechnical assessment by Stantec.
17	RECOVERY METHODS	BBA

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Section Number	Section Title	Responsibility	Comments and Exceptions
18	PROJECT INFRASTRUCTURE	BBA/Stantec	Kami site infrastructure by BBA. TMF, railway and port facilities by Stantec.
19	MARKET STUDIES AND CONTRACTS	BBA	Information on contracts and agreements provided by Alderon.
20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	Stantec	Community relations by Alderon
21	CAPITAL AND OPERATING COSTS	BBA	Stantec provided CAPEX and OPEX for railway, port. Stantec provided quantities to BBA for TMF and waste rock stockpiles. Stantec provided cost estimate for site closure plan.
22	ECONOMIC ANALYSIS	BBA
23	ADJACENT PROPERTIES	BBA
24	OTHER RELEVANT DATA AND INFORMATION	BBA
25	INTERPRETATION AND CONCLUSIONS	BBA
26	RECOMMENDATIONS	BBA
27	REFERENCES	BBA

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The following Qualified Persons (QP) have contributed to the writing of this Report and have provided QP certificates included in this Report indicating the sections of this Report that they have authored.

▪	Angelo Grandillo,	BBA
▪	Paul Deering,	Stantec
▪	Michael Kociumbas,	WGM
▪	Richard Risto,	WGM
▪	Patrice Live,	BBA

The individuals listed below have assisted the listed Qualified Persons and have contributed to this Study. They are not considered as QPs for the purpose of this NI 43-101 Report.

Table 3.2 : List of Contributors to FS

Component	Person	Company
Rail	Sean Robitaille, P.Eng	Stantec
Port Terminal Site	Jim Batt, P.Eng. Sean Robitaille, P.Eng Gary Bepple, A. Sc. T.	Stantec Stantec Ausenco
Site Geotechnical	Sterling Parsons, P.Eng.	Stantec
Tailings Management Facility	Peter Merry, P.Eng.	Golder
Waste Rock/Overburden Stockpiles	Peter Merry, P.Eng.	Golder
Pit Slope Design	Arun Valsangkar, P.Eng Marc Rougier, P.Eng	Stantec Golder
Hydrology and Water Management	Sheldon Smith, P.Geo.	Stantec
Hydrogeology	Robert MacLeod, P.Geo.	Stantec
Rehabilitation and Closure	Amy Copeland, P.Eng.	Stantec
Environmental Assessment - NL	Colleen Leeder	Stantec
Environmental Assessment - QC	Raymond Goulet	Stantec
Mineral Resources	Farshid Ghazanfari, P.Geo.	Alderon
Geology	Edward Lyons, P.Geo.	Alderon
Process and Metallurgy	Jim Thompson, P.Eng.	Alderon

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4.           PROPERTY DESCRIPTION AND LOCATION

4.1           Property Location

The Property is located south of the towns of Wabush and Labrador City in Newfoundland and Labrador and east of Fermont, Quebec. The Property perimeter is approximately 6 km southwest from the Wabush Mines mining lease. The Property consists of two non-contiguous blocks and spans an area that extends approximately 12 km east-west and 13 km north-south in NTS map areas 23B/14 and 15, and centered at approximately 52°49’N latitude and 67°02’W longitude.

4.2           Property Description and Ownership

The Property is located in the Province of Newfoundland and Labrador (NL). Quebec claims previously held by Alderon have been renounced. All mining and processing operations will take place within NL provincial boundaries. According to the claim system registry of the Government of Newfoundland and Labrador, the Property is registered to Alderon Iron Ore Corp. The Property includes three map-staked licences, namely 015980M, 017926M and 017948M, totaling 305 claim units covering 7,625 hectares. Surface rights on these lands are held by the provincial government. Table 4.1 provides details of Alderon’s current mineral land holdings in Labrador. The Property land holdings are shown on Figure 4.1.

Table 4.1 : Kamistiatusset Property in Labrador

Licence	Claims	Area (ha)	NTS Areas	Issuance Date	Renewal Date	Report Date
015980M	191	4,775	23B14 23B15	Dec 29, 2004	Dec 29, 2014	February 27, 2013
017926M	92	2,300	23B15	Aug 30, 2010	Aug 30, 2015	*October 29, 2012
017948M	22	550	23B15	Sept 10, 2010	Sept 10, 2015	*November 09, 2012
Total	305	7,625
*The Department of Natural Resources has granted a 60-day extension for the Report Date for Licences 017926M and 017948M.

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ADV KAM / ADV_12_License_Map.cdr
Last revision date: Friday 9 November, 2012

Watts, Griffis and McOuat

630,000m.E
634,000m.E
638,000m.E
642,000m.E
5,862,000m.N
5,858,000m.N
5,854,000m.N
5,850,000m.N
Legend:
*Property outline
Claims boundary
Newfoundland and Labrador licence
Road
WGM Mineral Resource Estimate Areas
Conservation Zone
*Province boundary and Newfoundland and Labrador Property outline based on Newfoundland and Labrador GeoScience Atlas
**Conservation zone - approximately located
Pike Lake North
Duley Lake Provincial Park
Narrow Lake (Amphi Lake)
Long Lake (Duley Lake)
Pike Lake South
Québec
Rose North Zone
Rose Lake Area
Rose Central Zone
Mart Lake Area
Lac Daviault
017926M
015980M
PROPERTY OUTLINE
Fermont
Mills Lake Zone
Molar Lake
Mills Lake
Mills Lake Area
017948M
Scale 1 : 75,000
0
0.75
3.75
Kilometres
UTM NAD27 Zone 19
Newfoundland and Labrador
Florence Lake
Figure 4.1
ALDERON IRON ORE CORP.
Kami Project
Southwest Labrador, Canada
Land Status Map
Graphics by: Watts, Griffis and McOuat Limited

Figure 4.1 : Land Status Map

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The Property has not been legally surveyed but the claims and licences in Labrador were map-staked and are defined by UTM coordinates, therefore the Property location is considered to be accurate.

In Labrador, a mineral exploration licence is issued for a term of five years. However, a mineral exploration licence may be held for a maximum of twenty years provided the required annual assessment work is completed and reported and the mineral exploration licence is renewed every five years. The following is the minimum annual assessment work required to be done on a licence:

$200/claim in the first year
$250/claim in the second year
$300/claim in the third year
$350/claim in the fourth year
$400/claim in the fifth year
$600/claim/year for years six to ten, inclusively
$900/claim/year for years eleven to fifteen, inclusively
$1,200/claim/year for years sixteen to twenty, inclusively.

The renewal fees are:

$25/claim for Year 5
$50/claim for Year (10)
$100/claim for Year (15)

The minimum annual assessment work must be completed on or before the anniversary date. The assessment report must then be submitted within sixty days after the anniversary date. Licence 015980M is now in its 8th year. The licence was renewed December 29th, 2009 with a fee payment of $4,775.00. Total expenditures on the 191 claims to date accepted by the Department of Mines and Energy total $10,604,874.85. Government records show that a Work Report for the sixth year was accepted on June 21st, 2012. The Work Report for the seventh year is pending. Licence 015980M will remain in good standing until December 29th, 2020, at

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which time a total of $229,200.00 of acceptable work expenditures are required.  In addition, renewal fees for Licence 015980M will be due on December 29th, 2014, and every five years following. Licences 017926M and 017948M are now in their third year. Total expenditures on the 114 claims to date accepted by the Department of Mines and Energy total $28,963.98. Government records show that a Work Report for the first year was accepted on June 21st, 2012. The Work Report for both licences for the second year is pending.

4.3           Property Agreements

On November 2, 2009, 0860132 B.C. Ltd. ("Privco", a company wholly owned by Mr. Mark Morabito) entered into an option agreement (the "Altius Option Agreement") pursuant to which Privco, or an approved assignee of Privco, had the exclusive right and option (the "Option") to acquire a 100% title and interest in the Property, subject to the terms and conditions of the Altius Option Agreement. In order to exercise the Option, Privco was required to (i) assign its interest in the Altius Option Agreement to a company acceptable to Altius, acting reasonably, that has its shares listed on the Toronto Stock Exchange or the TSX Venture Exchange ("Pubco"); (ii) fund exploration expenditures on the Property of at least $1,000,000 in the first year, and cumulative expenditures in the first two years of at least $5 million; and (iii) issue to Altius, after the satisfaction of certain financing conditions, shares of Pubco such that upon issuance, Altius would own 50% of Pubco's issued capital, on a fully diluted basis. In order to exercise the Option, Pubco was required to have initially raised not less than $5,000,000 in capital.

Altius retained a 100% interest in the Property until such time as Privco satisfied all of the conditions to exercise the Option. Privco had until November 2, 2011, to satisfy such conditions and exercise the Option. Upon exercise, Altius was required to transfer its 100% interest in the Property to Pubco and retained 3% gross sales royalty, in addition to the equity stake in Pubco described above.

Subsequently, Alderon was identified as "Pubco", and Privco satisfied the first condition of the Altius Option Agreement on December 15, 2009, when it entered into a share exchange agreement (the "Share Exchange Agreement") whereby Alderon would acquire all of the issued and outstanding shares of Privco from Mr. Morabito, in consideration of issuing

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5,000,000 shares of Alderon to Mr. Morabito. Also on December 15, 2009, Alderon, Privco and Altius entered into an assignment agreement pursuant to which Alderon assumed the rights and obligations of Privco and Pubco under the Altius Option Agreement.

On January 15, 2010, Altius, Privco and Alderon amended the terms of the Altius Option Agreement to provide that upon the completion of a private placement by Alderon in February 2010, all financing conditions set forth in the Altius Option Agreement would have been satisfied. The amendment also clarified the calculation and number of Alderon common shares to be issued to Altius and to achieve the ownership of 50% (fully diluted) of the issued and outstanding common shares of Alderon as of the specified date.

On March 3, 2010, Alderon completed the acquisition of Privco pursuant to the terms of the Share Exchange Agreement and acquired all of the outstanding common shares of Privco. In consideration, Alderon issued 5,000,000 common shares from treasury to Mr. Morabito.

On December 8, 2010, Alderon announced in a press release that Alderon had earned a 100% interest in the Property. In order to complete the exercise of the Option, Alderon issued an aggregate of 32,285,006 common shares from its treasury to Altius. Altius retains a 3% gross sales royalty relating to any potential future mining operations.

Alderon signed a subscription agreement (the "Subscription Agreement") dated April 13, 2012, as amended August 13, 2012, with Hebei Iron & Steel Group Co., Ltd. (“Hebei”). Under the terms of the Subscription Agreement, Hebei agreed to make a strategic investment into both Alderon and the Property in an aggregate amount of $182.2 million, in exchange for 19.9% of the outstanding common shares of Alderon (the "Private Placement") and a 25% interest in a newly formed limited partnership that was established to own the Property. The parties also agreed upon the terms of all other material agreements governing the relationship between Hebei and Alderon and Hebei’s agreement to purchase iron ore concentrate produced at the Property (the “Definitive Agreements”).

On September 4, 2012, Alderon closed the Private Placement with Hebei. Hebei acquired 25,858,889 common shares at a price of $2.41 per common share for gross proceeds to

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Alderon of approximately $62.3 million, representing 19.9% of the issued and outstanding common shares. Alderon and Hebei also executed the remaining Definitive Agreements, including the Investor Rights Agreement dated August 31, 2012, the Off-Take Agreement dated August 31, 2012, and the agreements required to form and operate the limited partnership that will own the Property after the satisfaction of certain conditions.

The limited partnership has been formed and is named the Kami Mine Limited Partnership (the “Limited Partnership”). Pursuant to the terms of the Definitive Agreements, within 15 business days of Hebei receiving a Feasibility Study that meets certain criteria, Hebei will contribute the remaining $119.9 million of the initial investment and Alderon will contribute the Property to the Limited Partnership, which is owned as to 25% by Hebei and 75% by Alderon. Alderon expects that this Report will satisfy the Feasibility Study requirement under the Definitive Agreements and the Property will be transferred to the Limited Partnership as discussed above.

Upon the commencement of commercial production, Hebei is obligated to purchase 60% of the actual annual production from the Property up to a maximum of 4.8 Mt of the first 8.0 Mt of iron ore concentrate produced annually at the Property. The price paid by Hebei will be based on the monthly average price per DMT for iron ore sinter feed fines quoted by Platts Iron Ore Index (including additional quoted premium for iron content greater than 62%) (“Platts Price”), less a discount equal to 5% of such quoted price. Hebei will also have the option to purchase additional tonnage at a price equal to the Platts Price, without any such discount.

Alderon will be the manager of the Property and will receive a fixed annual management fee during the construction period of the Project. Once the Property has reached commercial production, Alderon will receive a management fee on a per tonne of iron ore concentrate basis.
Alderon confirmed that there are no other third party agreements concerning title to, or an interest in the Property, except for a Memorandum of Understanding ("MOU") signed with the Innu Nation of Labrador dated August 11, 2010.

4.4           Permitting

During 2012, Alderon advanced its feasibility and design levels studies by conducting a geotechnical investigation campaign for the evaluation of subsurface soil and rock conditions

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across the Project site for all proposed mine site infrastructure. This included drilling, sampling and testing for the crusher, process plant, conveyors, tailings impoundment, railway, overburden and waste rock stockpile areas, power lines, roads, as well as miscellaneous structures. For execution of this work, Alderon was issued an Exploration Approval from the Government of Newfoundland and Labrador for an initial 450 boreholes under Permit No. E120047 and accompanying Water Use Licence No. WUL-12-035. A second Exploration Approval was issued to Alderon for an additional 90 boreholes under Permit No. E120186 and accompanying Water Use Licence No. WUL-12-124. Subsequent to this Permit, an amendment to the Permit was issued to Alderon from the Town of Labrador City (No. 12-930) to drill inside the Wetland Management Unit (as per the Wetland Stewardship Agreement) of Rose Lake this fall. Alderon has also received an amendment to Water Use Licence No. WUL-12-035 from the Provincial Government of Newfoundland and Labrador to include water withdraw points on Pike Lake South, within the Wetland Management Unit. The new Permit is issued under Water Use Licence No. WUL-12-153.

A fuel cache Permit was obtained from Government Services Newfoundland and Labrador by the helicopter company supporting this field program under Permit No. LB-FC-1206001. Two Permits to Alter a Water Body (Nos. ALT6572-2012 and ALT6637-2012) were issued to Alderon, allowing for drilling inside the 15 m environmental buffer of several water bodies. The Town of Wabush issued to Alderon an Excavation Permit (No. BP-NO-4732) for drilling within the Town’s municipal boundary.

A number of additional Permits and/or Permit Amendments were required from provincial and municipal regulators in order to cut trees for drill setup locations and drill along the proposed railway to the QNS&L rail line within the Town of Wabush’s zoned Public Water Supply Area (PWSA). A Permit for Development was issued to Alderon allowing for drilling specifically at the Jean River Crossing and generally within the Town’s PWSA, excluding inside the 150 m environmental buffer of Wahnahnish Lake (No. PRO6543-2012).

An amendment to Alderon’s Commercial Cutting Permit (No. 12-22-00314) was issued allowing cutting of trees for drill setups inside the 30 m environmental buffer of water bodies.

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Many of the aforementioned Permits are scheduled to expire on December 31, 2012. In the event geotechnical drilling continues into 2013, extensions to these Permits will be requested by Alderon from the various regulatory authorities.

All geotechnical drilling, sampling, and testing work was conducted within the Province of Newfoundland and Labrador.

A list of permits, as outlined above, is detailed in the table below.

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Table 4.2 : List of Permits Kami Iron Ore Corp. - Stage 2 Geotechnical Investigation

Permit Name	Issued To	Permit No.	Expiration
Exploration Approval – 450 Boreholes for drilling on Alderon’s properties	Alderon c/o Stantec	E120047	Dec. 31, 2012
Water Use Licence for E120047 - to draw water from selected sources	Alderon	WUL-12-035	Dec. 31, 2012
Exploration Approval – 90 Boreholes - for drilling outside Alderon’s properties	Alderon c/o Stassinu Stantec	E120186	Dec. 31, 2012
Water Use Licence for E120186 - to draw water from selected sources	Alderon c/o Stassinu Stantec	WUL-12-124	June 30, 2013
Permit for Development - to drill inside PWSA of Wabush and at Jean Lake Crossing in Wabush	Alderon c/o Stassinu Stantec	PRO6543-2012	Aug. 8, 2013
Excavation Permit – Town of Wabush - to conduct drilling inside Town Municipal Boundary	Stantec Consulting Ltd.	BP NO 4732	Not Indicated
Commercial Cutting Permit - to cut setup pads for each drill location	Alderon	12-22-00314	Dec. 31, 2012
Amendment to Commercial Cutting Permit - to cut inside of 30 m buffer zone of water bodies	Alderon	12-22-00314	Dec. 31, 2012
Town of Lab City-Permit - to occupy staging area	Alderon	12-073	Mar. 28, 2013
Alter Water Body - to draw water from unnamed streams inside Wabush Boundary, but outside PWSA for the Town	Alderon c/o Stantec	ALT6637-2012	Oct 1, 2014
Water Use Licence WUL-12-035 was amended and replaced to include two water withdrawl points on Pike Lake South within the Wetland Management Unit.	Alderon c/o Stassinu Stantec	WUL-12-153	Dec. 31, 2012
Alter Water Body - to drill inside 15 m buffer of Waldorf River	Alderon c/o Stantec	ALT6572-2012	Aug. 17, 2014
Fuel Cache at Staging Area - for 100 drums of jet fuel.	Universal Helicopters	LB-FC-1206001	Dec. 31, 2012
Exploration Approval - to drill inside Management Area. Amendment to Exploration Approval # E120186	Alderon c/o Stassinu Stantec	12-930	Dec 31, 2012

Following release from the provincial environmental assessment process, the Property will require a number of approvals, permits and authorizations prior to project initiation. In addition, throughout construction and operation, compliance with various standards contained in federal

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and provincial legislation, regulations and guidelines will be required. Alderon will also be required to comply with any other terms and conditions associated with the release. Section 20.4 outlines the permits, approvals and authorizations that will be required prior to project initiation.

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5.           ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1           Access

The Property is accessible from Labrador City/Wabush, Newfoundland via 4x4 vehicle roads. All-Terrain Vehicle ("ATV") trails enable access to the remainder of the Property. Wabush is serviced daily by commercial airline from Sept-Îles, Montréal and Québec City and also by flights from Goose Bay, Deer Lake and St. John’s.

5.2           Climate

The climate in the region is typical of north-central Québec/Western Labrador (sub-Arctic climate). Winters are harsh, lasting about six to seven months with heavy snow from December through April. Summers are generally cool and wet; however, extended daylight enhances the summer workday period. Early and late winter conditions are acceptable for ground geophysical surveys and drilling operations. The prevailing winds are from the west and have an average of 14 km per hour, based on 30 years of records at the Wabush Airport.

5.3           Local Resources and Infrastructure

The Property is adjacent to the two towns of Labrador City, 2011 population 7,367 and Wabush, population 1,861. Together these two towns are known as Labrador West. Labrador City and Wabush were founded in the 1960s to accommodate the employees of the Iron Ore Company of Canada and Wabush Mines. A qualified work force is located within the general area due to the operating mines and long history of exploration in this region.

Although low cost power from a major hydroelectric development at Churchill Falls to the east is currently transmitted into the region for the existing mines operations, the current availability of additional electric power on the existing infrastructure in the region is limited. Alderon has made the required requests to Nalcor for the supply of power for the project and Nalcor has already initiated the process by undertaking the required studies. In its Press Release dated December 13, 2012, Alderon announced that it has entered into an agreement with Nalcor to commence Stage III of the process, which is scheduled for completion in April 2013.

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The Kami site is also located in proximity to other key services and infrastructure. The Project will include a rail loop and a connection to the QNS&L Railway for transportation of product to port. Fresh water sources on the site are plentiful, although the plan is to maximize recycling and minimize dependence on fresh water. A preliminary site plan, as shown in Figure 18.2, has been developed as part of this Study, which indicates that there are enough barren areas on the site to permit permanent storage of waste rock and tailings.

5.4           Physiography

The Property is characterized by gentle rolling hills and valleys that trend northeast-southwest to the north of Molar Lake and trend north-south to the west of Molar Lake, reflecting the structure of the underlying geology. Elevations range from 590 m to 700 m.

The property area drains east or north into Long Lake. A part of the Property drains north into the Duley Lake Provincial Park before draining into Long Lake.

In the central property area, forest fires have helped to expose outcrops; yet the remainder of the Property has poor outcrop exposure. The cover predominantly consists of various coniferous and deciduous trees with alder growth over burnt areas.

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6.           HISTORY

The earliest geological reconnaissance in the southern extension of the Labrador Trough within the Grenville Province was in 1914, by prospectors in their search for gold. Several parties visited the area between 1914 and 1933, but it was not until 1937 that the first geological map and report was published by Gill et al., 1937 (Rivers, 1980).

The metamorphosed iron formation in the vicinity of Wabush Lake was first recognized by Dr. J.E. Gill in 1933. A few years later, the Labrador Mining and Exploration Co. Ltd. ("LM&E") evaluated the iron formation, but decided it was too lean for immediate consideration (Gross et al., 1972).

In 1949, interest in the Carol Lake area by LM&E was renewed and geological mapping was carried out in the Long Lake (also known as Duley Lake) - Wabush Lake area by H.E. Neal for IOC. The work was done on a scale of 1"=1/2 mi. and covered an area approximately 8 km wide by 40 km long from Mills Lake northward to the middle of Wabush Lake. This work formed part of the systematic mapping and prospecting carried on by LM&E on their concession.

Concentrations of magnetite and specularite were found in many places west of Long Lake and Wabush Lake during the course of Neal's geological mapping. Broad exposures of this enrichment, up to 1.2 km long, assayed from 35% to 54% Fe and 17% to 45% SiO2. Ten (10) enriched zones of major dimensions were located and six (6) of these were roughly mapped on a scale of 1"=200 ft. Seventy-four samples were sent to Burnt Creek for analysis. Two (2) bulk samples, each about 68 kg, were taken for ore dressing tests. One (1) was sent to the Hibbing Research Laboratory and the other was sent to the Bureau of Mines, Ottawa. The material was considered to be of economic significance as the metallurgical testing indicated that it could be concentrated.

Geological mapping on a scale of 1"=½ mi. was carried out by H.E. Neal in the Wabush Lake - Shabogamo Lake area in 1950. Neal (1951) also reported numerous occurrences of pyrolusite and psilomelane and botryoidal goethite being frequently associated with the manganese within the iron formation and quartzite.

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Mills No. 1 was one of the iron deposits discovered in 1950 and was sampled and described at that time. A narrow irregular band of pyrolusite was reported to extend 457 m within a friable magnetite-hematite iron formation located 914 m southwest of the prominent point on the west side of Mills Lake (Neal, 1951).

In 1951, nearly all of the concession held by LM&E within the Labrador Trough was flown with an airborne magnetometer. This survey showed the known deposits to be more extensive than apparent, from surface mapping and suggested further ore zones in drift-covered areas (Hird, 1960).

In 1953, a program of geological mapping in the Mills Lake - Dispute Lake area was conducted by R.A. Crouse of IOC. Crouse (1954) considered the possibility of beneficiating ores within the iron formation and all high magnetic anomalies and bands of magnetite-specularite iron formation were mapped in considerable detail. Occurrences of friable magnetite-specularite gneiss containing enough iron oxides to be considered as beneficiating ore were found in several places west of Long Lake and northwest of Canning Lake. Representative samples assayed 18.55% to 43.23% Fe and 26.66% to 71.78% SiO2 (Crouse, 1954). Seven zones of this material were located in the area. Three of these (one of which was Mills No. 1 deposit) were mapped on a scale of 1"=200 ft. On two of these occurrences, dip needle lines were surveyed at 122 m (400 ft) intervals. Forty-two samples were sent to the Burnt Creek Laboratory for analysis. Three samples were sent to Hibbing, Minnesota for magnetic testing (Crouse, 1954). Crouse (1954) reported that at Mills No. 1, the ore was traced for a distance of 488 m along strike, with the minimum width being 107 m.

In 1957, an area of 86.2 km2 to the west of Long Lake was remapped on a scale of 1"= 1,000 ft and test drilled by IOC to determine areas for beneficiating ore. Dip needle surveying served as a guide in determining the locations of iron formation in drift-covered areas. According to Hird (1960), 272 holes, for a total of 7,985 m (26,200 ft.) were drilled during the 1957 program (approximately 66 holes are located on the Property). Mathieson (1957) reported that there were no new deposits found as a result of the drilling, however, definite limits were established for the iron formation found during previous geological mapping. Three zones of "ore" were outlined, which included Mills No. 1 and an area of 19.1 km2 was blocked out as the total area to

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be retained (Mathieson, 1957). According to Mathieson (1957), the Mills No. 1 zone was outlined by six drillholes and found to have a maximum length of 3,048 m (10,000 ft) and a maximum width of 610 m (2,000 ft). Mathieson (1957) describes mineralization to be composed of specularite with varying amounts of magnetite, grading on average 32.1% Fe. A search by Altius for the logs and/or core from the 1957 LM&E drilling program has not been successful. From local sources, it is known that all holes drilled in this area were of small diameter and very shallow (~30 m).

In early 1959, a decision was made by IOC to proceed with a project designed to open up and produce from the ore bodies lying to the west of Wabush Lake and a major program of construction, development drilling and ore testing was started in the Wabush area (Macdonald, 1960). Also that year, geological mapping (1"=1,000 ft.) and magnetic profiling were conducted by R. Nincheri of LM&E in the Long Lake - Mills Lake areas. Zones of potential beneficiating ores were located to the southwest of Mills Lake (Nincheri, 1959).

In 1972, an extensive airborne electromagnetic survey covered 2,150 km2 of territory, and entailed a 2,736 km line of flying in the Labrador City area. The area covered, extended from the southern extremity of Kissing Lake to north of Sawbill Lake, and from approximately the Québec-Labrador border on the west to the major drainage system, through Long Lake, Wabush Lake and Shabogamo Lake on the east. The survey was done by Sander Geophysics Ltd. (for LM&E) using a helicopter equipped with an NPM-4 magnetometer, a fluxgate magnetometer, a modified Sander EM-3 electromagnetic system employing a single coil receiver, and a VLF unit (Stubbins, 1973).

In 1972 to 1973, an airborne magnetic survey was conducted over the area by Survair Ltd., Geoterrex Ltd., and Lockwood Survey Corporation Ltd., for the Geological Survey of Canada (GSC, 1975).

In 1977, geological mapping was initiated by T. Rivers of the Newfoundland Department of Mines and Energy within the Grenville Province, covering the Wabush-Labrador City area. This work was part of the program of 1:50,000 scale mapping and reassessment of the ratio of mineral potential of the Labrador Trough by the Newfoundland Department of Mines and Energy. Mapping was continued by Rivers in Western Labrador from 1978 to 1980. As part of

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an experimental geochemical exploration program in Labrador by LM&E in 1978, many of the lakes in the Labrador City area were sampled, both for lake bottom sediments and lake water. Lake sediment samples were sent to Barringer Research Ltd., Toronto, Ontario, for a multi-element analysis. Water samples were tested at Labrador City for acidity, before being acidified for shipment. Some samples were also shipped to Barringer for analysis and some were analyzed in the IOC Laboratory in Sept-Îles. A sample portion was also sent to the Learch Brothers Laboratory in Hibbing Minnesota for additional analysis. On Block No. 24 (part of the Property), only one site was sampled. The sediment assay results indicated the sample was statistically “anomalous" in phosphorous. None of the water samples were defined as anomalous. It was concluded that the samples, as a group, are widely scattered, and it is difficult to draw any firm conclusion from the results. He added that a further study might indicate that it is worthwhile to take additional samples.

In 1979, a ground magnetometer survey was conducted on Block No. 24 (part of the Property). A total of four (4) lines having a combined length of 3,500 m were surveyed on this block (Price, 1979). The standard interval between successive magnetometer readings was 20 m. Occasionally over magnetically “quiet” terrain, this interval was increased. Whenever an abrupt change in magnetic intensity was encountered, intermediate stations were surveyed. According to Price (1979), the magnetometer profiles and observations of rare outcrops confirm that oxide facies iron formation occurs on Block No. 24 (in the Mills No. 1 area of the Property). Also in 1979, one diamond drillhole was drilled by LM&E near the north end of Elfie Lake on the Property. The hole (No. 57-1) was drilled vertically to a depth of 28 m (Grant, 1979) and did not encounter the iron oxide facies of interest. In 1983, LM&E collared a 51 m deep (168 ft) diamond drillhole 137 m north of Elfie Lake (DDH No. 57-83-1). The drillhole encountered metamorphosed iron formation from 17 m to a depth of 51 m. Of this, only 2 m was oxide facies. Core recovery was very poor (20%) (Avison et al., 1984).

In 1981 and 1982, an aerial photography and topographic mapping program was completed by IOC to rephotograph the mining areas as part of its program to convert to the metric system. Two scales of aerial photography (1:10,000 and 1:20,000) were flown, and new topographic maps (1:2,000 scale) were made from these photos. The photography was extended to cover all

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the lease and licence blocks in the Labrador City area (Smith et al. 1981; Kelly and Stubbins, 1983).

During the summers of 1977 and 1978, a lake sediment and water reconnaissance survey was undertaken over about one-half (134,000 km2) of Labrador by the GSC, in conjunction with the Newfoundland Department of Mines and Energy. The survey was designed to provide the exploration industry with data on bedrock composition, and to identify metaliferous areas as large scale prospecting targets (McConnell, 1984). Sampling continued in 1982 in southwestern Labrador. Water and sediments from lakes over an approximate area of 50,000 km2 were sampled at an average density of one sample per 13 km2. Lake sediment samples were analyzed for U, Cu, Pb, Zn, Co, Ni, Ag, Mo, Mn, Fe, F, As, Hg and L.O.I. In addition, U, F and pH were determined on the water samples (Davenport and Butler, 1983).

During 1985, field work by C. McLachlan of LM&E was concentrated on the northern part of Block No. 24. A pace and compass grid was established near Molar Lake. Cross lines were added at 152 m (500 ft) intervals. The grid was used to tie in the sample sites and a systematic radiometric survey was thus performed. There were four soil samples and six rock samples (one analyzed) collected (Simpson et al., 1985). A possible source of dolomite as an additive for the IOC pellet plant was examined near Molar Lake. Simpson concluded from visual examination that the dolomite was high in silica.

In 2001, IOC staked a considerable portion of the iron formation in the Labrador City area, with the Kamistiatusset area being in the southern extent of the company’s focus. Extensive geophysical testing was conducted over the area using airborne methods. The Kamistiatusset area and the area north of the Property were recommended as a high priority target by SRK Consulting Ltd., as part of the 2001 IOC Work Report (GSNL open file LAB1369). However, no work was reported for the area.

In 2004, Altius staked twenty (20) claims comprising licence 10501M (predecessor to licence 15980M). In the spring of 2006, Altius staked another thirty-eight (38) claims to the north, comprising licence 11927M. Licence 10501M and licence 15980M were subsequently replaced by licence 15980M, which was acquired by Alderon from Altius as described in Section 4 of this Report. Details of Altius’ exploration on the Property are set out in Section 9 of this Report.

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7.           GEOLOGICAL SETTING AND MINERALIZATION

7.1           Regional Geology

The Property is situated in the highly metamorphosed and deformed metasedimentary sequence of the Grenville Province, Gagnon Terrane of the Labrador Trough ("Trough"), adjacent to and underlain by Archean basement gneiss (Figure 7.1). The Trough, otherwise known as the Labrador-Québec Fold Belt, extends for more than 1,200 km along the eastern margin of the Superior Craton from Ungava Bay to Lake Pletipi, Québec (Neal, 2001). The belt is about 100 km wide in its central part and narrows considerably to the north and south. The Trough itself is a component of the Circum-Superior Belt (Ernst, 2004) that surrounds the Archean Superior Craton, which includes the iron deposits of Minnesota and Michigan. Iron formation deposits occur throughout the Labrador Trough over much of its length.

The Trough is comprised of a sequence of Proterozoic sedimentary rocks including iron formation, volcanic rocks and mafic intrusions. The southern part of the Trough is crossed by the Grenville Front representing a metamorphic fold-thrust belt in which Archean basement and Early Proterozoic platformal cover were thrust north-westwards across the southern portion of the southern margin of the North American Craton during the 1,000 Ma Grenvillian orogeny (Brown, Rivers, and Callon, 1992). Trough rocks in the Grenville Province are highly metamorphosed and complexly folded. Iron deposits in the Gagnon Terrane, (the Grenville part of the Trough); include those on the Property and Lac Jeannine, Fire Lake, Mont-Wright, Mont-Reed, and Bloom Lake in the Manicouagan-Fermont area, and the Luce, Humphrey and Scully deposits in the Wabush-Labrador City area. The metamorphism ranges from greenschist through upper amphibolite into granulite metamorphic facies from the margins to the orogenic centre of the Grenville Province. The high-grade metamorphism of the Grenville Province is responsible for recrystallization of both iron oxides and silica in primary iron formation, producing coarse-grained sugary quartz, magnetite, and specular hematite schist or gneiss (meta-taconites) that are of improved quality for concentration and processing.

North of the Grenville Front, the Trough rocks in the Churchill Province have been only subject to greenschist or sub-greenschist grade metamorphism and the principal iron formation unit is known as the Sokoman Formation. The Sokoman Formation is underlain by the Wishart

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Formation (quartzite) and the Attikamagen Group including the Denault Formation (dolomite) and the Dolly/Fleming Formations (shale). In the Grenville part of the Trough where the Property is located, these same Proterozoic units can be identified, but are more metamorphosed and deformed. In the Grenville portion of the Trough, the Sokoman rocks are known as the Wabush Formation, the Wishart as the Carol Formation (Wabush area) or Wapusakatoo Formation (Gagnon area), the Denault as the Duley Formation and the Fleming as the Katsao Formation (Neal, 2000; Corriveau, L., Perreault, S., and Davidson, A., 2007). The recent synthesis by Clark and Wares (2005) develops modern lithotectonic and metallogenic models of the Trough north of the Grenville Front. In practice, both sets of nomenclature for the rock formations are often used. Alderon and Altius have used the Menihek, Sokoman, Wishart, Denault, and Attikamagen nomenclature throughout their reports to name rock units on the Property. WGM has elected to retain this nomenclature but often gives reference to the other nomenclature. The regional stratigraphy is summarized in Table 7.1.

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Watts, Griffis and McOuat

Legend:
MIDDLE PROTERZOIC (HELIKIAN)
SHABOGAMO FORMATION
Gabbro, metagabbro and amphibolite (hornblende-biotite +/- garnet schist)
LOWER PROTERZOIC (APHEBIAN 1.8-2.5BA)
FERRIMAN GROUP
MENIHEK / NAULT FORMATION
Graphitic-micaceous schist
SOKOMAN / WABUSH FORMATION
11
Silicate-carbonate and oxide iron formation
WISHART / CAROL FORMATION
9
Quartzite, schist and quartz pebble conglomerate
ATTIKAMAGEN GROUP
DENAULT / DULEY FORMATION
Dolomite and calcitic marble
KATSAO FORMATION
4
Biotite bearing quartzofeldspathic schist
2
Granitoid Intrusions
ARCHEAN
ASHUANIPI METAMORPHIC COMPLEX
1
Gneisses and migmatite
Property outline
67°20'
67°10'
67°00'
66°50'
66°40'
53°00'
52°50'
Humphrey/Carol Mine
Labrador City
Scully Mine (Wabush Mines)
Wabush
Newfoundland and Labrador
Québec
Bloom Lake Mine (Under development)
QUÉBEC
Fermont
Mont-Wright Mine
N
Scale 1 : 150,000
0
1.5
7.5
Kilometres
UTM NAD27 Zone 19
Graphics by Watts, Griffis and McOuat Limited
Adapted after Map 85-24 and 85-25 T.Rivers (1985)

Figure 7.1.

ALDERON IRON ORE CORP.

Kami Project

Southwest Labrador, Canada

Regional Geology

Figure 7.1 : Regional Geology

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Table 7.1 : Regional Stratigraphic Column, Western Labrador Trough

Description
Middle Proterozoic – Helikian
Shabogamo Mafic Intrusives -Gabbro, Diabase
Monzonite-granodiorite
Intrusive Contact

Paleoproterozoic – Aphebian
Ferriman Group
Nault Formation (Menihek Formation)	Graphitic, chloritic and micaceous schist
Wabush Formation (Sokoman Formation iron formation)	Quartz, magnetite-specularite-silicate-carbonate iron formation
Carol Formation (Wishart Formation)	Quartzite, quartz-muscovite-garnet schist
Unconformity? – locally transitional contact?
Attikamagen Group
Duley Formation (Denault Formation)	Meta-dolomite and calcite marble
Katsao Formation (Fleming/Dolly Formations)	Quartz-biotite-feldspar schist and gneiss
Unconformity

Archean
Ashuanipi Complex	Granitic and Granodioritic gneiss and mafic intrusives
Note: The names in brackets provide reference to the equivalent units in the Churchill Province part of the Trough.

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7.2           Property Geology

7.2.1	General

The most comprehensive mapping of this area was done by T. Rivers as part of his Labrador Trough mapping program of the mid-1980s. Several maps of the area were produced, with the most applicable to this area being Maps 85-25 and 85-24 (1:100,000) covering National Topographic System Sheet 23B/14. Figure 7.2 is based mainly on River’s work with modifications made by Alderon and Altius through mapping, drilling, and interpretation of geophysical survey results including the 2010 airborne gravity survey.

The Property is underlain by folded, metamorphosed sequences of the Ferriman Group and includes (from oldest to youngest): Denault (Duley) Formation dolomitic marble (reefal carbonate) and Wishart (Carol) Formation quartzite (sandstone) as the footwall to the Sokoman (Wabush) Formation. The Sokoman (Wabush) Formation includes iron oxide, iron carbonate and iron silicate facies and hosts the iron oxide deposits. The overlying Menihek Formation resulted from clastic pelitic sediments derived from emerging highlands into a deep-sea basin and marks the end of the chemical sedimentation of the Sokoman Formation.

Proterozoic biotite-garnet-amphibole dikes and sills cut through all formations.

Altius’ exploration was focused on three parts of the Property known as the Mills Lake, Rose Lake and the Mart Lake areas. Alderon’s 2010 to 2012 drilling was focused on the Rose Lake and Mills Lake areas. On some parts of the Property, the Sokoman (Wabush) is directly underlain by Denault (Duley) Formation dolomite and the Wishart (Carol) Formation quartzite is missing or is very thin. In other places, both the dolomite and quartzite units are present.

Alderon interprets the Property to include two iron oxide hosting basins juxtaposed by thrust faulting. The principal basin, here named the “Wabush Basin”, contains the majority of the known iron oxide deposits on the Property. Its trend continues NNE from the Rose Lake area, 9 km to the Wabush Mine and beyond the town of Wabush. The second basin called the "Mills Lake Basin", lies south of the Elfie Lake Thrust Fault and extends southwards, parallel with the west shore of Mills Lake. Each basin has characteristic lithological assemblages and iron formation variants.

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ADV KAM / ADV_34_Prop_Geology_2012.cdr
Last revision date: Friday 9 November 2012

Watts, Griffis and McOuat

630,000m.E
634,000m.E
638,000m.E
642,000m.E
5,862,000m.N
5,858,000m.N
5,854,000m.N
5,850,000m.N
Legend:
Menihek Fm (mudstone)
Sokoman Fm (oxide iron formation)
Sokoman Fm (non-oxide iron formation)
Wishart Fm (quartzite)
Denault Fm (dolo-marble)
Katsao Fm (crystalline paragneiss)
Thrust fault
Principal NW extension fault
Principal NW extension fault
Syncline
Overturned anticline
Property outline
Exploration Drilling by Years
2012 drillhole
2011 drillhole
2010 drillhole
2008 drillhole
SCULLY MINE
Duley Lake Provincial Park
Québec
ROSE
Rose Lake Area
Mart Lake Area
Fermont
MILLS
Mills Lake Area
Newfoundland and Labrador
PROPERTY OUTLINE
Scale 1 : 75,000
0
0.75
3.75
Kilometres
UTM NAD27 Zone 19
Graphics by: Watts, Griffis and McOuat Limited
After: Alderon Resources Corp. and T. Rivers (1985)

Figure 7.2

ALDERON IRON ORE CORP.

Kami Project

Southwest Labrador, Canada

Property Geology

Figure 7.2 : Property Geology

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7.2.2	East of Mills Lake

The portion of the Property east of the western shore of Mills Lake is dominated by gently dipping (15°-20°E) Denault Formation marble with quartz bands paralleling crude foliation. This block is interpreted as being thrust from the east onto the two (2) basin complexes above. The marble outcrops across the 8 km width of licences 017926M and 017948M with consistent east dips. The thickness exposed suggests that several thrust faults may have repeated the Denault Formation stratigraphy. On River’s (1985) maps, this is shown as an infolded syncline of Sokoman Formation, but recent mapping and shallow drilling by Alderon found Denault marble and minor Menihek Formation but no iron formation. Another area on licence 017926M, interpreted by Rivers (1985) as a syncline with Sokoman and Menihek formations in its core, did not show any airborne magnetic or gravity anomalies, and recent Alderon mapping found only dolomite marble.

Alderon initiated its 2010 program by relogging Altius’ drill core and replaced Altius’ previous lithological codes with its codes. Amphibolite dikes and sills cut through all other rock units but are particularly common in the Menihek Formation schists and are a consideration, as they may negatively impact the chemistry of iron concentrates made from mineralization containing these rocks that may be difficult to exclude during mining.

7.3           Mineralization and Structure

Mineralization of economic interest on the Property is oxide facies iron formation. The oxide iron formation ("OIF") consists mainly of semi-massive bands or layers, and disseminations of magnetite and/or specular hematite (specularite) in recrystallized chert and interlayered with bands (beds) of chert with iron carbonates and iron silicates. Where magnetite or hematite represent minor component of the rock comprised mainly of chert, the rock is lean iron formation. Where silicate or carbonate becomes more prevalent than magnetite and/or hematite, then the rock is silicate iron formation ("SIF") and or silicate-carbonate iron formation and its variants. SIF consists mainly of amphibole and chert, often associated with carbonate and contains magnetite or specularite in minor amounts. The dominant amphibole on the Kami Property is grunerite. Where carbonate becomes more prevalent, the rock is named silicate-carbonate or carbonate-silicate iron formation. However, in practice, infinite variations exist

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 between the OIF and silicate-carbonate iron formation composition end members. SIF and its variants and lean iron formation are also often interbedded with OIF.

The OIF on the Property is mostly magnetite-rich and some sub-members contain increased amounts of hematite (specularite). Hematite appears to be more prominent in Rose North mineralization than at either Rose Central or Mills Lake, but all zones contain mixtures of magnetite and hematite. At both Rose North and Rose Central and at Mills Lake, a bright pink rhodonite, which is a manganese silicate, is associated with hematite-rich OIF facies. Deeply weathered iron formation in the Rose North deposit also contains concentrations of secondary manganese oxides. There may also be other manganese species present.

7.3.1	Weathering

The iron deposits in the region have all been affected to some degree by deep humid weathering, likely an extension of the Cretaceous weathering that formed the so-called Direct Shipping Ore (“DSO”) deposits around Schefferville, QC.

The weathering affects the Rose North limb from surface and continues below the base of the drilling at approximately -450 vertical m below surface. The weathering affects all rock types variably. Alderon’s interpretation, based on mineralogical and textural evidence, is that it appears to have two stages. The earlier stage appears to be neutral to slightly alkaline with low oxidation levels. This is expressed in the iron deposits by:

1	Recrystallization of specular hematite to larger subhedral and euhedral crystals almost a magnitude larger than the original meta-taconite specular hematite;
2	Leaching of quartz and carbonate from the non-oxide matrix;
3	Destruction of Mn-silicate and carbonate minerals in the meta-taconite to Mn-oxides (psilomelane and pyrolusite) observed in several holes; and
4	Destruction of Fe-silicates.

The host lithologies, including Menihek schist and Wishart quartzite, are typically changed to soft rock with the original textures preserved, like saprolite weathering, in the schist and extensive leaching of quartz in the quartzite, leaving a quartz-muscovite-calcite powder or

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porous rock. The iron in the micas is not oxidized. This pattern was observed in the SW Rose drilling in 2010 with all units and in the Wishart quartzite and Katsao paragneiss in the footwall of the Rose North deposit.

The second stage of weathering is superimposed on the first and is more intense closer to the surface. It is characterized by the onset of veins and fractures merging to larger replacements of the original iron formation with Fe-hydroxide minerals such as limonite and goethite with minor earthy red hematite. The manganese oxides remain as powdery psilomelane and minor crystalline pyrolusite in leached vugs.

The early stage weathering forms thin replacements along fracture and fault surfaces aligned with the later NW-trending extensional faults that cut all units. The fault fillings are mainly a dark green “chlorite” type mineral that have not been identified. Adjacent to the fractures, iron silicate is changed to the same “chlorite”, while carbonate grains are less affected. The fractures occasionally change along strike over a few meters to open space fillings that can contain fresh pyrite crystals, fine psilomelane powder, and calcite (but not quartz); limonite-goethite are scarce in these places.

Controls on the weathering patterns appear to be the reticulate pattern of older thrust faults parallel with the trend of the deposits crosscut by the younger NW faults. The two likely provided a connected system for deeper groundwater inflows at the root of the weathering zone.

The weathering may affect the metallurgy characteristics of the iron deposit by increasing the Fe grade by the loss of matrix, increasing porosity, reducing density and hardness, and creating Mn-oxides that can interfere with the extraction process.

7.3.2	Wabush Basin – Rose Deposits

The Wabush Basin on the Property contains (from south to north) the South Rose/Elfie Lake deposit, the Rose Central deposit and the Rose North deposit. These deposits represent different components of a series of gently plunging NNE-SSW upright to slightly overturned anticlines and synclines with parasitic smaller-scale folding. The Rose syncline appears to be dismembered by thrust faulting parallel to the D1 deformation from the SSE. The lateral extent of

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the southeast limb is limited, while the NW limb forms the long linear trend shown by the airborne magnetic and gravity anomalies and Rivers’ (1985) maps. This fold system continues NNE from the western end of the Rose North deposit toward Long (Duley) Lake. The Wabush Mine deposit lies across the lake where the structure opens into a broad open syncline truncated by a northerly-trending late normal fault just west of Wabush.

The stratigraphy in the Rose area ranges from Katsao gneiss, north of the Rose syncline, up to the Menihek Formation mica schist. The contact between the Archean basement and the Denault marble is not exposed, nor has it been drilled to date. The Rose anticline exposes the Wishart Formation quartzite and drillholes also pass into Denault marble in the anticline core and also a thin Wishart unit abruptly passes down into Denault marble below the Mills Lake deposit. The contact relationship between the two units appears gradational to abrupt with increasing quartz at the base of the Wishart. The Wishart includes muscovite + biotite-rich schist and variations in quartzite textures. It appears more variable than the large quartzite exposures near Labrador City.

The upper contact of the Wishart Formation is abrupt. The base of the overlying iron formation often starts with a narrow layer of Fe-silicate–rich iron formation. Alderon’s exploration team correlates this member with the Ruth Fm. Locally; this is called the Basal Iron Silicate Unit (Wabush Mines terminology). The thickness of this subunit ranges 0 to 20 m.

The Sokoman Formation in the Rose Lake area includes three iron-oxide-rich stratigraphic domains or zones separated by two thin low-grade units. This is similar to the sequence observed at the Wabush Mine. At Rose Lake, the low-grade units composed of quartz, Fe-carbonate plus Fe-silicates and minor Fe oxides are thinner and more erratically distributed than at the Wabush Mine. The three oxide divisions or domains in a gross sense are mineralogically distinct and were used as the basis for geo-metallurgical domains and for the subsequent Mineral Resource estimate. These are named RC-1, RC-2, and RC-3 from stratigraphic base to top.

RC-1, the lower stratigraphic level at Rose Lake, typically has substantially higher specular hematite to magnetite ratio; magnetite content can be minimal to almost absent and is mostly

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restricted to the margins of the hematite unit. The principal gangue mineral is quartz with a little carbonate or Fe-silicate. Crystalline rhodonite is locally common. Occasionally, magnetite can be observed replacing the hematite as crystalline clusters to 2 cm with rhodonite coronas. This is interpreted as indicating a broad reduction in Fe oxidation during the peak of metamorphism. The Mn-silicates appear to be cleanly crystallized with little entrainment of Fe oxides. Mn measured in Davis Tube magnetite concentrates done as part of routine sample assaying shows values to 0.8% Mn, however, the overall amount of magnetite is low in the unit. In the Rose Central deposit, this unit appears to thin out along trend and depth to the SW. In the Rose North deposit, the equivalent NR-1 unit includes some secondary manganese oxides developed in the deeply weathered zone. Where the rock is fresh in Rose North, NR-1 and RC-1 rocks appear to have the same characteristics.

RC-2, the middle domain, typically is comprised of a series of interlayered hematite-rich and magnetite-rich OIF units with magnetite being more prominent. The mineralization is somewhat enriched in manganese as rhodochrosite. Davis Tube concentrates from the routine Davis Tube tests done as part of the sample assay program show Mn in the 0.6-1.2% Mn range. Gangue minerals include quartz, Fe-carbonate, and modest amounts of Fe-silicate. In the Rose North limb, the equivalent NR-2 forms two bands; the lower one is more consistent in thickness throughout the drilled length of the deposit while an upper part is thicker to the northeast and thins to the SW.

RC-3, the upper domain at Rose Lake, typically has a much higher magnetite:hematite ratio than the other domains, with hematite being uncommon in any quantity; however, the overall TFe% is the lowest of all three of the defined geo-metallurgical domains. The magnetite is typically finer-grained, although in parasitic fold crests can be coarser due to recrystallization. Characteristically, the Mn content of Davis Tube concentrates is relatively low at ~0.3% Mn. Upwards, this domain grades into assemblages containing less Fe oxide with increasing amounts of Fe-silicate and Fe-carbonate. In the Rose North area, the equivalent NR-3 is present in the same level and with similar Mn in magnetite concentrations as RC-3.

The uppermost part of the Sokoman is principally non-oxide facies. The thin magnetite layers that are present have the same level of Mn in magnetite bands as are typical of the RC-3 zone.

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The contact with the overlying Menihek Formation is a diachronous transition of interlayered Sokoman chemical sediments and Menihek flysch mud. The contact may locally be tightly folded or faulted by post-metamorphic movement parallel with the foliation, but many of the contacts between the two formations are delicately preserved and appear to be "one-way" and not folded stratigraphy. It is probable that all three contact controls are in play.

The Wabush Basin in the southern part of the Property is bounded to the south by a major arcuate ESE to SW-trending thrust fault along Elfie Lake towards Mills Lake. The east margin is bounded by a northerly thrust fault from the east and on the west by a curious probable thrust fault within the Denault Formation that truncates an ENE-striking open anticline.

Figure 7.3 shows the drilling areas and deposit with reference to ground magnetics. Figure 7.4 shows a typical cross section (20E) of the Rose Central – Rose North deposits. The magnetic profile from the ground magnetic survey shows peaks that correlate with magnetite-hematite mineralization intersected in the drillholes. Each of these zones are interpreted as limbs of a series of NE-SW trending, upright to slightly overturned shallow NE plunging anticlines and synclines but structural stacking may also play a role. On Section 20E, the anticlinal hinge of the South Rose-Rose Central is mapped out by drilling, but on sections to the SW and down plunge of Section 20E, this hinge zone has been eroded away (would be above ground surface) and only the SE and NW limbs, which are respectively the South Rose and Rose Central deposits, are present. It can be seen that Wishart Formation quartzite forms the core of the fold (intersected towards the bottoms of drillholes K-10-09, K-08-18, K-10-30 and K-10-35 on Section 20E) and Menihek Formations mica - graphitic schist is the stratigraphic hanging wall above the Sokoman Formation iron formation. The Rose North zone was the main focus of Alderon’s 2011 and 2012 winter drill programs and the Rose Central deposit was the main focus of WGM’s previous Mineral Resource estimate, dated May 2011.

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Figure 7.3 : Ground Magnetic Survey with 2008-2012 Drillhole Locations

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Figure 7.4 : Rose Lake Area - Cross Section 20+00E

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The true width of the Rose Central deposit as shown by the interpretation is in the order of 220 m wide, however, as shown, widths of mineralization rapidly attenuate through the hinge into the South Rose zone or limb and there is no consistent relationship between drillhole intersection length and true width. The true width of the Rose North deposit is in the order of 250 m to 350 m. The Rose North and the Rose Central deposits appear to represent respectively the NW and SW limbs of the same tight syncline. There is also likely another narrow highly attenuated perhaps tightly folded limb of Sokoman between the main Rose Central zone and the Rose North zone. The entire Rose system also appears to attenuate along strike to the SSW. WGM believes it likely that considerable second order and third order parasitic folding is also most likely present and is largely responsible for difficulties in tracing narrow layers of SIF, CSIF (variants) and magnetite and hematite-dominant OIF from drillhole intersection to intersection. Such folding would also, in WGM’s opinion, be the main reason for the interlayering between Menihek-Sokoman-Wishart and even Denault formations, but as aforementioned, the relative importance of possible structural stacking also remains unresolved.

The 2011-12 infill drilling campaign indicated the effects of late, NW-striking, sub-vertical normal faulting. Alderon’s interpretation suggests scale of movement is typically 40 to 180 m. The NW trend is sub-parallel with a major glaciation direction, thus obscuring these features. According to Alderon’s interpretation, four of these faults cut the Rose deposit with interpreted offsets that appear to elevate the SW end of the Rose Central deposit and drop the NE anticline nose. These can be followed in topography and in detailed air-magnetic maps. The surface traces of these faults are shown on the property geology map, Figure 7.2.

The aforementioned interzone stratigraphy and hematite-magnetite zoning of the Rose Central-Rose North zones is apparent on the cross sections. Clearly, core logged as hematite-dominant as completed by Alderon’s exploration crew correlates well with estimated %hmFe calculated from assays. However, the extent of hematite enrichment in Rose North may be exaggerated by the extent of secondary weathering leading to the development of limonite, goethite and secondary hematite after magnetite. In addition to the prominent hematite-rich layer near the stratigraphic base, there are other layers of hematite-rich OIF throughout the zone alternating with magnetite-rich, lean oxide and SIF and variants, but these are less prominent and difficult to trace. This difficulty in tracing individual iron formation variants from

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hole to hole is probably explained by the fact that these other layers are relatively thin and therefore the aforementioned second and third order folding has been more effective in shifting them in position and causing them to thicken and thin. The prevalence of down-dip drilling also makes interpretation more difficult.

In the main body of the Rose Central zone, manganese decreases in concentration from stratigraphic bottom towards the stratigraphic top and hematite also decreases in prevalence as magnetite-rich OIF becomes dominant. This same general pattern, perhaps not as obvious, is also present from footwall to hanging wall in the Rose North zone.

7.3.3	Mills Lake Basin – Mills Lake and Mark Lake Deposits

The Mills Lake Basin is developed south of the Wabush Basin. It is considered to be a separate basin because the amount and distribution of non-oxide facies iron formation is different from the Wabush Basin package at Rose and Wabush Mine.

The oldest lithology in the Mills Lake area is the Denault marble. It forms the core of the open anticline in outcrop west of the Mills deposit. The contact with the overlying Wishart is transitional to sharp. The Wishart is predominantly quartzite with lenses of micaceous schist up to 20 m thick, especially towards the upper contact with the Sokoman Formation. The base of the Sokoman is marked by the discontinuous occurrence of a basal silicate iron formation that ranges from nil to 20 m true thickness that Alderon correlates to the Ruth Formation.

The lower part of the Sokoman is Fe-carbonate-quartz facies IF with scattered zones of disseminated magnetite. The OIF facies forms two coherent lenses traced over 1,400 m on the Mills Lake deposit and similarly south of Mart Lake drilled in 2008 (Seymour et al. 2009). In the Mills Lake deposit, the lower oxide unit is 30-130 m true thickness and the upper one more diffuse and generally less than 25 m thick. In the Mart Zone, the two oxide layers are less than 30 m thick. They are separated by 20 to 50 m of carbonate facies IF. Above the upper oxide lens, more carbonate facies greater than 50 m thick cap the exposed stratigraphy. Alderon reports that the carbonate facies units often show zones of Fe-silicates, which they interpret as being derived from a decarbonation process during metamorphism leading to replacement textures indicating that, at least in the Mills Lake area, the origin of Fe-silicates is principally

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metamorphic and not primary. Disseminated magnetite is a common accessory with the Fe-silicates but isn’t economically significant at this low level of replacement.

The lower oxide facies at the Mills Lake deposit has three levels or stratigraphic domains: a lower magnetite dominant domain, a specular hematite with rhodonite domain, and an upper magnetite domain. The two magnetite dominant domains show different amounts of manganese in magnetite-OIF with the upper portion being low in manganese and the lower one having moderate manganese enrichment. In the Mart zone, a similar pattern is apparent but the two magnetite-dominant OIF domains are more widely separated stratigraphically, are generally thinner, have lower Fe oxide grade, and the hematite member is less well developed.

Figure 7.5 is cross section 36E through the Mills Lake deposit showing the lower and wider lenses of iron formation intersected by three drillholes K-10-95, K-10-96 and K-10-97. The narrower upper lens is intersected only in the top of drillhole K-10-97. Also apparent is the narrow hematite dominant layer which occurs three quarters of the distance towards the top of the lower lens and divides the lower lens into three parts with a magnetic OIF dominant bottom and top. Similar to Rose Central mineralization, the core logging of various facies correlates well with hematitic Fe (%hmFe) calculated from assays. Again, similar to mineralization in the Rose Central and Rose North zones, manganese is significantly higher in hematite-rich OIF than the magnetite-rich OIF.

The Mills Lake Basin outcrop is controlled by an ENE-trending asymmetrical open syncline overturned from the SSE with a steeper north limb and shallow-dipping (18°E) east-facing limb. The fold plunges moderately to the ENE. The Mills Lake Basin is fault-bounded. The northern limit of the basin is the Elfie Lake Thrust Fault pushed from the SSE where it rides over the Wabush Basin package. The east limit is an (interpreted) thrust fault from the east that pushes Denault marble over the Sokoman Formation. The SSE fault appears to be the older of the two. Based on Rivers’ mapping and field observations by Alderon staff, it includes the Mont-Wright deposit and several smaller iron deposits west of Fermont. The details of the basin dimensions are unknown.

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Watts, Griffis and McOuat
Figure 7.5
ALDERON IRON ORE CORP.
Kami Project
Southwest Labrador, Canada
Mills Lake
Cross Section 36+00E
(Looking North)
Total Magnetic Field First Vertical Derivative 5x5 Average
K-10-95
K-10-96
K-10-97
Upper Magnetite Zone
Hematite-rich Zone
Main Magnetite Zone
Legend:
Drill Hole Geology
Overburden
Graphitic Micaceous Schist (Menihek Fm.)
Gneiss
Hematite-rich Iron Formation
Magnetite-rich Iron Formation
Silicate Iron Formation and Lean Magnetite Iron Formation
Quartzite/Schist (Wishart Fm.)
Zones
Outline
Main Magnetite
Main Hematite
Upper Magnetite
Drill Hole Histogram
% TFe_H
% magFeSat_H
% hmFe_H (Calculated)
% Mn_H
Cumulative
Scale 1 : 2,000
0
20
100
Metres
UTM NAD83 Zone 19
634400E
5851600N
634600E
634800E
5851800N
635000E

Figure 7.5 : Mills Lake Area - Cross Section 36+00E

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7.3.4	Mineralization by Rock Type and Specific Gravity

WGM completed studies on the average composition of rock types derived from drill core sample assays for all the deposits. The estimates of %Fe in the form of hematite (%hmFe) have been made by WGM using two different methods depending on the type of assay and testwork data available. For all cases, the distribution of Fe++ and Fe+++ to magnetite was done assuming the iron in magnetite is 33.3% Fe++ and 66.6% Fe+++. The estimation method also assumes all iron in silicates, carbonates, and sulphides is Fe++, and there are no other iron oxide species present in mineralization other than hematite and magnetite. This latter assumption is generally believed to be true only for the Rose Central and Mills Lake deposits. This assumption is not completely true for the Rose North zone where extensive deep weathering has resulted in abundant limonite, goethite and hematite development after magnetite. This weathering is particularly present in 2011 to 2012 drillholes that tested the mineralization mostly close to surface in Rose North. This development of limonite and goethite exaggerates the calculated %hmFe values, affects density of mineralization and also reduces recoverable Fe. It may also, in association with the Rose Lake drainage system, contribute to hydrological issues that may be concerns for potential pit development. A “Limonite Zone” was also one of the defined domains for the Rose North Mineral Resource estimate and all mineralization that fell within this domain was classified as Inferred.

TFe was determined by XRF for most Head or Crude samples, and for most samples, FeO was by titration and magFe were determined by Satmagan. Hematitic Fe, where Satmagan and FeO_H assays are available, was estimated by subtracting the iron in magnetite (determined from Satmagan) and the iron from the FeO analysis, in excess of what can be attributed to the iron in the magnetite, from %TFe, and then restating this excess iron as hematite, as shown below:

%hmFe = %TFe - (Fe+++ (computed from Satmagan) + Fe++ (computed from FeO))

In practice, %otherFe was computed as the first step in the calculation and %hmFe = %TFe - (%magFe+%otherFe), where %otherFe is assumed to represent the Fe in sulphides, carbonates and/or silicates, is the iron represented by Fe++ from FeO_H that is not in magnetite.

%otherFe=Fe++total (from FeO) – Fe++ (from Satmagan)

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Where Fe++ from magnetite exceeds Fe++ from %FeO_H, negative values accrue. These negative values are often small, less than 2% and represent minor but reasonably acceptable assay inaccuracy in either FeO_H or Satmagan results. Small negative values can also accrue for %hmFe where %TFe is smaller than magnetic Fe plus otherFe. For both cases, these small negative values are replaced with zero in WGM’s process of completing the calculations. Where the negative values are greater than 2%, possible error for %TFe Head, Satmagan determinations or FeO_H are indicated and there are some samples in this category.

Not all samples of OIF containing significant hematite were assayed for FeO_H, and for these samples, %otherFe cannot be estimated from Head FeO assays and Satmagan. However, the samples that did not have FeO_H often had Davis Tube tests completed. Where Davis Tube tests were completed, these Davis Tube Tails ("DTT") were generally assayed for FeO and from these results %otherFe can be estimated.

Where Head FeO was not determined and Davis Tube weight recoveries for Davis Tube Tails were available and Davis Tube Tails had been assayed for FeO, the %hmFe was estimated as follows:

%hmFe = %TFe-(magFe_Sat+%otherFefromDT),
Where: %otherFefromDT= %Fe++(from FeO on DTT)*%DTTR/100
and %DTTR (Davis Tube Tail Recovery):= (Davis Tube Feed wt-wt_DTC)*100/Davis
Tube Feed wt)

For some drill core OIF samples, %hmFe cannot be calculated because the necessary assay data is not available. Most of these samples were logged as low in hematite, i.e., magnetite-rich OIF or SIF, and the requisite assays to allow for the calculation of %hmFe were not completed because hematite contents were very low and not significant. Many samples of carbonate and silicate IF were also not assayed completely because they were judged as containing insignificant magnetite or hematite.

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For OIF, the sums of %hmFe and %magFe generally approach %TFe. The difference between the sum of %hmFe and %magFe and %TFe for OIF samples is attributed to minor amounts of iron in silicates and or carbonates, i.e., "otherFe", or also due to the assays for individual iron components (%TFe, %FeO_H or magFe from Satmagan) not being absolutely accurate. The estimates for %hmFe generally appear to be accurate ±2%-3%. For silicate and carbonate IF lithologies, the sum of %hmFe and %magFe is often significantly less than %TFe. The "missing iron" is probably mostly in grunerite, which on the Property is a common iron silicate in IF and/or iron carbonates. Not much of the "otherFe" is likely in sulphides because sulphur levels in this mineralization are generally low.

Table 7.2 summarizes routine sample assay results for Rose drilling by lithology code (Rock Type). A total of 10,503 samples are represented in the table with the results for a few samples not shown. Samples not included consist of samples classified as pegmatites, quartz veins, overburden or mixed lithology code samples and one sample with no code. For the purpose of simplification, some regrouping from Alderon’s logging lithology codes has been completed by WGM to regroup Menihek, Wishart, amphibolites and various SIF variants. This table includes averages for hmFe and otherFe as described. Rocks shaded in pink generally represent mineralization that is potential “ore” with higher magnetite and hematite iron. Other rock types depending on spatial factors, even without higher levels of magnetite and/or hematite, may be within the “ore” and may not be separable during mining.

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Table 7.2 : Summary of Rock Composition Grouped by Rock Type for Rose Area Drilling from Routine Sample Assays

Simplified LithCode	Amp	Men	HIF	HMIF	MHIF	MIF	HSIF	MSIF	MCIF	MCSIF	MHSIF	MHCIF	MQCIF	MQSIF	SIF	QZT	Wishart
Count	64	230	1502	1554	1222	4286	5	287	32	3	11	1	48	38	1071	93	41
pct_TFe (avg)	15.25	8.69	32.19	31.57	31.01	28.64	35.39	29.73	26.17	29.40	28.55	6.00	17.51	25.18	20.53	12.37	5.93
pctMagFe (avg)	3.4	1.4	1.6	8.7	18.8	22.4	1.2	14.5	12.9	15.4	12.3	4.2	7.0	9.8	2.3	2.6	0.6
pct_hmFe calculated (avg)	2.1	0.7	30.2	22.4	11.3	1.9	33.7	1.0	1.7	2.9	6.2	1.0	0.8	4.3	4.1	8.5	2.1
pct_OtherFe (avg)	9.1	6.2	0.4	0.6	1.0	4.4	0.5	13.3	11.2	11.2	10.1	0.8	10.0	9.6	14.4	1.5	3.5
pct_OxFe (avg)	6.24	2.23	31.80	31.01	29.97	24.46	34.86	17.07	15.29	18.25	18.45	5.20	10.24	15.81	6.49	11.21	2.74
pct_SiO2 (avg)	48.77	58.22	46.36	47.90	47.53	47.48	35.00	43.92	43.72	44.27	46.91	54.40	56.84	51.16	50.59	73.99	69.03
pct_Al2O3 (avg)	11.23	11.25	0.16	0.16	0.21	0.33	0.11	0.42	0.51	0.20	0.26	19.70	0.42	0.39	1.13	1.12	7.77
pct_TiO2 (avg)	1.25	0.62	0.01	0.01	0.02	0.02	0.01	0.03	0.03	0.02	0.02	0.01	0.02	0.03	0.10	0.07	0.24
pct_CaO (avg)	4.70	2.29	1.04	1.52	1.95	3.10	1.55	3.62	4.13	3.57	2.87	0.99	4.88	3.09	4.64	1.52	2.79
pct_K2O (avg)	1.41	2.82	0.03	0.02	0.03	0.05	0.01	0.05	0.09	0.04	0.02	4.07	0.10	0.04	0.18	0.30	3.28
pct_Na2O (avg)	1.40	1.19	0.16	0.02	0.03	0.05	0.44	0.04	0.04	0.02	0.02	9.02	0.05	0.03	0.10	0.02	0.40
pct_MgO (avg)	4.71	3.04	0.95	0.97	1.33	2.38	0.93	2.81	3.41	2.41	2.26	0.49	3.24	3.06	4.07	1.00	2.41
pct_MnO (avg)	0.64	0.21	2.90	1.53	1.62	1.15	7.49	1.49	1.13	1.09	2.07	0.47	1.20	0.62	1.07	0.94	0.28
pct_P2O5 (avg)	0.27	0.22	0.03	0.03	0.03	0.04	0.02	0.05	0.04	0.04	0.02	0.01	0.03	0.04	0.07	0.07	0.14
pct_LOI (avg)	3.44	6.75	2.41	2.82	2.96	4.44	3.27	5.00	8.30	7.26	4.98	1.65	8.48	5.76	8.50	3.37	4.53
Notes: Mart Lake and SW Rose drilling excluded. Alderon’s Lean IF codes merged with other iron formation, Various SIF codes combined into SIF, Alderon’s HBN-GN codes regrouped into AMP, Various Alderon Menihek codes regrouped as Menihek. Some samples not shown including one sample with no code, one sample coded as overburden, Quartz Veins, Pegmatites.

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The results of WGM’s analyses show that logging is generally in agreement with rock composition. There are a small percentage of samples that from the assay data appear to be misclassified in terms of lithology code. This misclassification may be due to errors in logging or sample sequencing, i.e., sample mix-up problems in the field or in the lab, or could have resulted from acceptable logging misclassification. Acceptable misclassification by lithology code can occur due to samples containing more than one rock type. This can occur and be acceptable because of the minimum requisite sample length constraints.

Samples logged and coded as magnetite-rich are indicated by assay results to contain more magnetic Fe than samples logged as hematite-rich or carbonate and silicate IF. Samples coded as hematite-rich contain more hematitic Fe. At both Rose and Mills, hematite-rich samples contain higher levels of manganese. This can be observed particularly in the groups coded as HIF and HSIF, respectively Hematite Iron Formation and Hematite-Silicate Iron Formation. Carbonate IF samples are generally higher in CaO. Mafic intrusive rocks (HBG-GN regrouped to AMP) contain higher levels of TiO2, Al2O3 and Mg than IF. Quartz schists, which generally represent Wishart Formation, are high in SiO2 and Al2O3, as are Menihek Formation samples. Denault Formation samples are high in CaO and MgO as this rock is marble or dolomitic marble. There are however, some anomalies probably resulting from mis-logging. Dolomitic samples can be mis-logged as quartzite. Some intervals or samples logged as mafic dikes (HBG-GN) contain high levels of hematite Fe. Samples or units logged as “Lean” iron formation with a Leading “L” in Alderon’s lithology nomenclature, often have assays with significant oxide-iron grade. In Table 7.2, these “L” lithology codes have been regrouped by WGM with the “normal-grade” iron formation. Similarly, samples coded as SIF variants often have more oxide Fe than “otherFe” and these oxide Fe grades may be sufficient to be ore.

Davis Tube tests were completed on 2010 and 2011 drilling program samples using pulverization to 80% passing 70 microns neglecting any liberation studies or relevance to any iron ore processing flowsheets. Most of the tests were completed on Rose Central samples. Davis Tube magnetic concentrates were generally assayed for major elements by XRF. For some samples, Davis Tube Tails were analyzed for FeO. For a proportion of these samples, particularly hematite-rich samples, no XRF analysis on products was possible because the magnetic concentrate produced was too small or non-existent.

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For drillholes that had both Satmagan determinations of %magFe and Davis Tube tests, (these samples are mostly OIF, but also include carbonate and silicate IF and even amphibolite gneiss), the results show that both methods for measuring %magFe produce very similar results with no significant bias. There are a few samples that correlate poorly. WGM communicated this list of suspected sample assays to Alderon. Alderon has completed some Check assaying (Section 11) of the most obvious samples but many of these samples selected could not be relocated by SGS Lakefield. Some re-assays have also been completed on samples selected by WGM for checking the balance of Fe++ from FeO_H, versus Fe++ from Satmagan and %hmFe and some assay errors were located and corrected, but more undoubtedly exist and could be found and corrected with more aggressive Check assaying.

Results for the Davis Tube tests results show the expected high iron recoveries were achieved for magnetite-rich samples and lower recoveries for hematite-rich samples. Clearly, sample pulverization, 80% passing 70 microns, has resulted in a high degree of magnetite liberation. The liberation assay and mineralogical characteristics of the Davis Tube concentrates (because of the fine grinding) may however be misleading compared to the actual recoveries in an operating mine setting with a commercial processing plant. Iron concentrations in magnetic concentrates from magnetite-rich rocks are generally high, averaging close to 70% and ranging from 64% to 72%. Silica values for magnetite-rich lithologies range from 0.4 to 8% but generally average approximately 2%. Manganese in magnetic concentrates is weakly to moderately correlated with manganese in Head samples, but patterns are irregular.

For its 2010 program, Alderon completed bulk density determination on 175, 0.1 m length half split core samples for the purposes of calibrating the downhole density probe data. The samples tested spanned a number of rock types. The bulk densities were determined at SGS Lakefield using the weigh-in-water/weigh-in-air method. These 0.1 m samples represent the upper 0.1 m intervals of routine assay samples that are generally 3 m to 4 m long. There are no XRF WR assays for these specific 0.1 m samples as only the routine sample intervals, of which the 0.1 m samples were a part, were assayed. Figure 7.6 shows that bulk densities for these 0.1 m samples correlate poorly with the %TFe from assays on the longer interval routine samples of which they were a part of. This poor correlation is not unexpected by WGM since mineralization is rarely consistent over entire sample intervals. Note: Although there were 175 wet bulk density

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determinations, more than one result for the 0.1 m samples can match with a routine sample interval.

Figure 7.6 : Bulk Density for 0.1 m Samples Intervals vs. %TFe on Routine Samples

Alderon also completed SG determinations on the rejects from 33 routine samples at SGS Lakefield using the gas comparison pycnometer method. The SG results for these samples versus XRF WR %TFe results are shown on Figure 7.7. The plot also shows the results of DGI Geosciences Inc. ("DGI") downhole density results. This plot shows that SG by pycnometer results correlate strongly with %TFe. It also illustrates that probe determined density averaged over the same sample intervals similarly correlate strongly with both %TFe from assay and with pycnometer determined density.

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Figure 7.7 : SG by Gas Comparison Pycnometer on Pulps vs. %TFe on Routine Assay Samples

WGM’s experience is that there is invariably a strong positive correlation between SG and/or density and %TFe assays for fresh unweathered/un-leached OIF. This occurs because OIF generally has a very simple mineralogy consisting predominantly of hematite and/or magnetite and quartz. Because the iron oxide component is much denser than the quartz and the OIF mineralogy is simple, the Fe concentration of a sample provides an excellent measure of the amount of magnetite and/or hematite present in the sample and hence the density of the sample. Invariably, the relationship between %TFe and SG is much the same from one deposit to the next. Pycnometer determined SG on pulps is not the ideal method for proving the SG to %TFe relationship because any porosity in samples could lead to misleading results. However, where bulk density and pulp density or SG have been determined on fresh unweathered OIF samples, WGM has found that results will be very comparable.

WGM also assessed the gas comparison pycnometer SG results for the 26 samples it collected from Alderon and Altius’ drill core during site visits in 2009 and 2010 and also compared the DGI’s density results from downhole probe averaged over the same Tos and Froms as the WGM sample intervals. Pycnometer SG and %TFe correlated well and the best fit relationship line is similar to Alderon’s 33 SG pycnometer results and similar to that for other iron deposits WGM has reviewed. However, the probe densities do not correlate well with either the

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pycnometer SG or iron assays. WGM believes the discrepancy between the relationships may be due to poor correlation between sample Tos and Froms from sampling, logging, the core meterage blocks and the probe depth indexing.

In late 2012, WGM again reviewed the density data available for the Project. Figure 7.8 shows all DGI probe near densities for all 2008-2012 drillholes from the Rose Lake area. Also shown is the best fit line previously defined. Figure 7.9 shows DGI probe densities for Mills Lake samples where the best fit line from WGM is practically coincident to the best fit line through DGI probe densities plotted against Head %TFe.

Figure 7.8 : DGI Probe Densities for all 2012-2008 Drillholes of Rose Lake

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Figure 7.9 : DGI Probe Densities for Mills Lake Samples

From this review, WGM recommended further determinations of SG to be completed at SGS Lakefield. This recommended testwork completed has confirmed that the probe densities are not very accurate and at least for fresh, unweathered iron formation, sample density is best predicted from Head %TFe. The probe densities would potentially be of more value for Rose North-type weathered mineralization, but for most of the holes testing Rose North mineralization, no probing was completed because of the fragile nature of these drillholes and the fear of losing the probe down the hole.

For the Mineral Resource estimate, Alderon has chosen for its modelling to use the relationship between probe density and %TFe rather than individual probe density values or probe density values aggregated over sample intervals. This decision was made because the probe density versus %TFe models are a little more conservative than the models using the pycnometer SG values. WGM agrees this is acceptable but wants to emphasize that for Rose North weathered mineralization, the distribution of weathering is complex and the relationship between rock density and iron grade and mineralogy is also complex. The density/SG models applied are generally correct only for a portion of that mineralization that is unweathered.

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8.           DEPOSIT TYPE

The iron formation on the Property is iron formation of the Lake Superior type. Lake Superior-type iron formations consist of banded sedimentary rock composed principally of bands of iron oxides, magnetite and hematite within quartz (chert)-rich rock with variable amounts of silicate, carbonate and sulphide lithofacies. Such iron formations have been the principal sources of iron throughout the world (Gross, 1996). Table 8.1, after Eckstrand, Editor (1984), presents the salient characteristics of the Lake Superior-type iron deposit model.

Lithofacies that are not highly metamorphosed or altered by weathering and are fine grained are referred to as taconite.

Metamorphosed taconites are known as meta-taconite or itabirite (particularly if hematite-rich). The iron deposits in the Grenville part of the Labrador Trough in the vicinity of Wabush and Mont-Wright, operated by IOC (Rio Tinto), ArcelorMittal and Cliffs Natural Resources ("Cliffs") (Wabush Mine) are meta-taconite. The Bloom Lake iron deposit acquired with the recent purchase of Consolidated Thompson by Cliffs is also a meta-taconite. The iron formation on the Property is similarly Lake Superior-type meta-taconite.

For non-supergene-enriched iron formation to be mined economically, iron oxide content must be sufficiently high but also, the iron oxides must be amenable to concentration (beneficiation) and the concentrates produced must be low in deleterious elements such as silica, aluminum, phosphorus, manganese, sulphur and alkalis. For bulk mining, the silicate and carbonate lithofacies and other rock types interbedded within the iron formation must be sufficiently segregated from the iron oxides. Folding can be important for repeating iron formation and concentrating iron formation beds to create economic concentrations of iron.

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Table 8.1 : Deposit Model for Lake Superior-Type Iron Formation After Eckstrand (1984)

Commodities	Fe (Mn)
Examples: Canadian - Foreign	Knob Lake, Wabush Lake and Mont-Wright areas, Quebec and Labrador - Mesabi Range, Minnesota; Marquette Range, Michigan; Minas Gerais area, Brazil.
Importance	Canada: the major source of iron. World: the major source of iron.
Typical Grade, Tonnage	Up to billions of tonnes, at grades ranging from 15 to 45% Fe, are averaging 30% Fe.
Geological Setting	Continental shelves and slopes possibly contemporaneous with offshore volcanic ridges. Principal development in middle Precambrian shelf sequences marginal to Archean cratons.
Host Rocks or Mineralized Rocks
Iron formations consist mainly of iron and silica-rich beds; common varieties are taconite, itabirite, banded hematite quartzite, and jaspilite; composed of oxide, silicate and carbonate facies and may also include sulphide facies. Commonly intercalated with other shelf sediments: black

Associated Rocks
Bedded chert and chert breccia, dolomite, stromatolitic dolomite and chert, black shale, argillite, siltstone, quartzite, conglomerate, red beds, tuff, lava, volcaniclastic rocks; metamorphic equivalents.

Form of Deposit, Distribution of Ore Minerals
Mineable deposits are sedimentary beds with cumulative thicknesses typically from 30 m to 150 m and strike lengths of several kilometers. In many deposits, repetition of beds caused by isoclinal folding or thrust faulting has produced widths that are economically mineable. Ore mineral distribution is largely determined by primary sedimentary deposition. Granular and oolitic textures are common.

Minerals: Principal Ore Minerals - Associated Minerals	Magnetite, hematite, goethite, pyrolusite, manganite, hollandite. Finely laminated chert, quartz, Fe-silicates, Fe-carbonates and Fe-sulphides; primary or. metamorphic derivatives.
Age, Host Rocks	Precambrian, predominantly early Proterozoic (2.4 to 1.9 Ga).
Age, Ore	Syngenetic, same age as host rocks. In Canada, major deformation during Hudsonian and, in places, Grenvillian orogenies produced mineable thicknesses of iron formation.
Genetic Model
A preferred model invokes chemical, collodial and possibly biochemical precipitates of iron and silica in euxinic to oxidizing environments, derived from hydrothermal effusive sources related to fracture systems and offshore volcanic activity. Deposition may be distal from effusive centers and hot spring activity. Other models derive silica and iron from deeply weathered land masses, or by leaching from euxinic sediments. Sedimentary reworking of beds is common. The greater development of Lake Superior-type iron formation in early Proterozoic time has been considered by some to be related to increased atmospheric oxygen content, resulting from biological evolution.

Ore Controls, Guides to Exploration
1.    Distribution of iron formation is reasonably well known from aeromagnetic surveys.
2.    Oxide facies is the most economically important, of the iron formation facies.
3.    Thick primary sections of iron formation are desirable.
4.    Repetition of favorable beds by folding or faulting may be an essential factor in generating widths that are mineable (30 to 150 m)..
5.    Metamorphism increases grain size, improves metallurgical recovery.
6.    Metamorphic mineral assemblages reflect the mineralogy of primary sedimentary facies.
7.    Basin analysis and sedimentation modeling indicate controls for facies development, and help define location and distribution of different iron formation facies.

Author	G.A. Gross

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9.           EXPLORATION

9.1           General
Historic exploration is summarized under the History section of the Report. Altius’ initial exploration was in 2006, culminating in a diamond drilling program in 2008. Alderon conducted its first exploration program in the summer of 2010.

9.2           Altius Exploration Programs 2006 – 2009
Reconnaissance mapping and rock sampling commenced during the summer of 2006 and was completed during the 2007 field season. Ten (10) 2006 samples of outcrop and boulders were assayed at SGS Lakefield for major elements. Grab samples yielded iron values typical of oxide facies iron formation. Further outcrop sampling was completed during the 2008 program. A total of 63 rock samples were collected, 29 of which were for chemical analysis, while the remaining were collected for physical properties testing. The 2007 samples were sent to Activation Laboratories in Ancaster, Ontario and assayed for major elements, FeO and total sulphur. Nine (9) rock samples from the Mills Lake area returned Fe values ranging from 9.7% Fe to 43.6% Fe and manganese values ranging from 0.43% Mn to 13.87% Mn. From the Molar Lake area, five (5) rock samples were collected yielding 13.7% Fe to 23.6% Fe and 0.1% to 0.69% Mn. From the Elfie Lake area, two grab samples were collected that respectively returned assay results of 25.9% Fe and 0.95% Mn and 17.9% Fe and 1.07% Mn. From the Mart Lake area, one sample was collected that yielded 16.3% Fe and 0.15% Mn. From the Rose Lake area, a few outcrops over a strike length of approximately 430 m were grab sampled. Values ranged from 5.6% Fe with 9.73% Mn from a sample near the iron formation – Wishart Formation contact to 29.7% Fe with 1.05% Mn from a magnetite specularite sample of iron formation.

Altius’ 2007 exploration program also included a high resolution helicopter airborne magnetic survey carried out by Mcphar Geosurveys Ltd. The purpose of the airborne survey was to acquire high resolution magnetic data to map the magnetic anomalies and geophysical characteristics of the geology. The survey covered one block. Flight lines were oriented northwest-southeast at a spacing of 100 m. Tie lines were oriented northeast-southwest at a spacing of 1,000 m. A total of 905 line km of data were acquired. Data was acquired by using

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precision differential GPS positioning. The rock samples were collected from the Property and sent for physical properties testing to support interpretation of the airborne magnetic survey results.

The results of the 2007 exploration program were positive with rock samples returning favorable iron values and the airborne magnetic survey effectively highlighting the extent of the iron formation. Following the 2007 exploration program, licenses 013935M, 013937M, 010501M, 011927M, 012853M and 012854M were grouped to form license 15037M and licenses 14957M, 14962M, 14967M and 14968M were staked.

The 2008 exploration program on the Property consisted of physical properties testing of the rock samples collected in 2007, line cutting, a ground gravity and magnetic survey carried out by Géosig of Saint Foy, Québec, a high resolution satellite imagery survey (Quickbird), an integrated 3-D geological and geophysical inversion model and 6,129.49 m of diamond drilling in 25 holes. The drilling program was designed to test three known iron ore occurrences on the Property (namely Mills Lake, Mart Lake and Rose Lake) that were targeted through geological mapping and geophysics.

The ground gravity and total field magnetic surveys were conducted along 69.8 km of cut gridlines spaced from 200 m to 400 m apart and oriented northwest-southeast. Gravity surveying and high resolution positional data were collected at 25 m intervals. The magnetic survey stations were spaced at 12.5 m along the lines.

Mira Geoscience ("Mira") was contracted to create a 3-D geological and geophysical inversion model of the Property. Mira was provided with the geological cross sections, airborne and ground geophysics data and the physical rock properties from each of the different lithologies. The 3-D geological and geophysical model was completed to help with target definition and drillhole planning.

Drilling confirmed (see following sections in this Report) the presence of oxide-rich iron formation at the three iron occurrences and was successful in extending the occurrences along

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strike and at depth. Drilling was also fundamental in testing stratigraphy and structure to help refine the geological and structural models for each area to aid in drillhole targeting.

9.3           Alderon’s Summer 2010 Exploration Program
The 2010 exploration program started on June 1st, 2010 and finished December 1st, 2010. The program consisted mainly of a drilling program described under Drilling (Section 10), but also included an airborne geophysical survey covering the three licenses Alderon holds in Newfoundland and Labrador and the relogging and lithology re-coding of Altius’ 2008 drill core. The airborne geophysical survey consisted of 1,079 line km of gravity and magnetic surveying covering a 130 km2 area.

The geophysical survey measuring the gradient of the gravity field and magnetics was carried out by Bell Geospace Inc. ("BGI") of Houston, Texas and flown over the Property from November 8th through November 11th, 2010 onboard a Cessna Grand Caravan. The crew and equipment were stationed in Wabush. The survey was flown in a north-south direction with perpendicular tie lines. Eighty five survey lines and 13 tie lines were flown. The survey lines were 100 m apart on the western side of the survey area, and 300 m apart on the eastern side. The tie lines were 1,000 m apart. The survey lines vary from 10.3 km to 12.4 km in length, and the tie lines varied in length from 5.5 km to 11.7 km.

The survey plan defines a flight path that maintains a constant distance from the ground for the entire length of each survey line. However, it is not always possible to maintain the constant clearance because of variations in terrain relief. Ground clearance does not vary greatly in this survey due to the lack of severe terrain features and ground clearance ranged from 60 m to 187 m.

Magnetic data was acquired with a cesium vapor sensor. A radar altimeter system is deployed to measure the distance between the airplane and the ground. Along with the plane’s altitude acquired via GPS, radar altimetry data is used to produce a Digital Elevation Model ("DEM"). The full Tensor Gravity Gradiometry (Air FTG) system contains three Gravity Gradient Instruments ("GGIs"), each consisting of two opposing pairs of accelerometers arranged on a rotating disc.

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Processing of the gravity data includes line leveling, terrain correction and noise reduction. Measured free air and terrain corrected maps for each of the six tensor components are provided.

Minimal data correction is required for magnetics. The majority of erroneous data is removed by the compensation process that corrects the data for the effects of the aircraft, as heading and position changes, relative to the magnetic field. A base magnetometer was also used to record and remove the daily variations in the magnetic field due to regional factors. A lag correction is applied to correct the distance between the mag sensor and the GPS antenna. The lag correction is computed based on speed and distance to accurately shift the magnetic data to the GPS reference point and ensure that lines flown in opposite directions are not biased by the distance between the sensor and antennae. The earth's field is calculated and removed. Only minor line adjustments are required to remove any remnant errors that are apparent at line intersections. The data is then ready for reduction to the magnetic pole to approximate the anomaly directly over the causative body, and other derivative calculations to accentuate the anomalies.

9.4           Alderon’s Winter 2011 Exploration Program
Alderon’s winter 2011 program consisted of a drilling program on the Rose North deposit. Drilling started in early February and was completed on April 6. Alderon has also completed a LIDAR (Light Detection and Ranging) and air photo survey, however, this data has not been reviewed by WGM but it was used by Alderon to create a topographic surface for the mineral resource estimate and for subsequent mine design by BBA.

9.5           Alderon’s 2011 - 2012 Exploration Program
Alderon’s 2011-2012 exploration program was mostly a drilling program described under the next section of the Report – Section 10. The program started in June 2011 and continued to April 30, 2012 with a break for freeze-up. Drilling comprised infill holes on both the Rose and Mills Lake areas plus geotechnical drillholes and holes for collection of sample for metallurgical testwork. Geological reconnaissance mapping was done in several areas south and east of the Rose deposit, principally for condemnation study around the areas proposed for the mine site civil works.

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An aerial photography orthorectification LIDAR survey was flown over the Property in August-September 2011. Aéro-Photo (1961) Inc. of Québec, Qc performed the work. Imagery was to a resolution of 20 cm per pixel. Allnorth Land Surveyors’ (“Allnorth”) of Kamloops, B.C., participated in establishing ground location control. A follow-up flight over just the original Kami Property was completed in fall 2012 using the same 20 cm resolution in order to document the reclamation works conducted on the 2008-2012 drill areas.

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10.           DRILLING

10.1           Historic Drilling

In 1957, IOC remapped an area of 86.2 km2 to the west of Long Lake on a scale of 1" = 1,000 ft. and test drilled shallow holes throughout the area through overburden cover to determine areas underlain by iron formation. Dip needle surveying served as a guide for determining the locations of iron formation in drift-covered areas.

According to Hird (1960), 272 holes aggregating a total of 7,985 m (26,200 ft.) were drilled during IOC’s 1957 program. Approximately 66 of these holes were located on the Property. Mathieson (1957) reported that there were no new deposits found as a result of the drilling, however, definite limits were established for the iron formation outcrops found during previous geological mapping.

In 1979, one diamond drillhole was drilled by LM&E near the north end of Elfie Lake. The hole (No. 57-1) was drilled vertically to a depth of 28 m (Grant, 1979) and did not encounter oxide iron formation. In 1983, as reported by Avison et al., 1984, LM&E collared a 51 m deep (168 ft.) diamond drillhole 137 m north of Elfie Lake (DDH No. 57-83-1). The drillhole encountered iron formation from 17 m to a depth of 51 m. Of this, however, only 2 m was oxide facies. Core recovery was very poor, (20%).

10.2           Altius 2008 Drilling Program

10.2.1	General

Altius’ 2008 drilling program consisted of 25 holes totaling 6,046 m testing the Mills Lake, Mart Lake and Rose Lake iron occurrences (see Section 7). Aggregate drillhole lengths are revised slightly from previous reports and vary to some extent depending on what is included and revisions to individual depths depending on whether probe or logged depths are used. Descriptions of mineralization and estimated true widths are discussed under Mineralization (Section 7 of this Report). Drillhole locations and collar information are given in Table 10.1. Drilling was carried out between June and October by Lantech Drilling Services of Dieppe, New Brunswick, using a Marooka mounted JKS300 drill rig. A second, larger drill rig was added to

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the program in September, to help complete the program before freeze-up. The second rig was a skid mounted LDS1000 towed by a Caterpillar D6H dozer. Both drills were equipped for drilling BTW sized core. Drilling took place on a two-shift per day basis, 20 hours per day, and seven days per week. The remaining four hours were used up with travel to and from the drill site and shift change.

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Table 10.1 : Drilling Summary – Altius 2008 Program

Hole ID	Prospect	Easting	Northing	Elv	Start	End	Collar	Collar	Core Size	Depth
					Date	Date	Azi	Dip
K-08-01	Rose Lake	633105	5855675.99	615.02	06/06/2008	06/06/2008	315	-45	BTW	275
K-08-02	Mills Lake	634452.91	5851805.11	635.49	11/11/2010	11/11/2010	240	-50	BTW	145.4
K-08-03	Mills Lake	634453.56	5851804.34	635.32	11/11/2010	11/11/2010	240	-90	BTW	186. 9
K-08-04	Mills Lake	634987.31	5851195.09	588.34	30/06/2008	30/06/2008	240	-50	BTW	98
K-08-05	Mills Lake	634820.31	5851104.32	609	05/07/2008	05/07/2008	240	-90	BTW	57
K-08-06	Mills Lake	634568.42	5851419.46	627.57	08/07/2008	08/07/2008	240	-51	BTW	192.8
K-08-07	Mills Lake	634353.57	5852215.55	620.57	12/07/2008	12/07/2008	240	-51	BTW	178.4
K-08-08	Rose Lake	633374.31	5855436.56	626.87	20/07/2008	20/07/2008	315	-50	BTW	241
K-08-09	Rose Lake	633517.08	5855574	628.62	28/07/2008	28/07/2008	315	-51	BTW	317.8
K-08-10	Rose Lake	633658.52	5855708.95	636.94	02/08/2008	02/08/2008	315	-50	BTW	316
K-08-11	Rose Lake	632962.74	5855308.18	644.67	11/08/2008	11/08/2008	135	-50	BTW	38.4
K-08-11A	Rose Lake	632962.74	5855308.18	644.67	12/08/2008	12/08/2008	135	-50	BTW	280
K-08-12	Rose Lake	632622.64	5855634.83	585.84	28/08/2008	28/08/2008	135	-50	BTW	427.8
K-08-13	Mart Lake	633673.87	5854549.78	686.76	04/09/2008	04/09/2008	315	-50	BTW	192. 5
K-08-14	Mart Lake	633552.83	5854432.87	684.88	08/09/2008	08/09/2008	315	-50	BTW	281
K-08-15	Rose Lake	632266.32	5855424.82	576.85	10/09/2008	10/09/2008	135	-50	BTW	316
K-08-16	Mart Lake	633221.92	5854610.32	677.22	16/09/2008	16/09/2008	315	-90	BTW	351
K-08-17	Rose Lake	632263.84	5855427.02	576.46	16/09/2008	16/09/2008	315	-50	BTW	208.8
K-08-18	Rose Lake	633160.58	5855951.69	592.08	22/09/2008	22/09/2008	135	-50	BTW	386.9
K-08-19	Mart Lake	633068.07	5854291	685.77	26/07/2010	26/07/2010	315	-50	BTW	334.8

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Hole ID	Prospect	Easting	Northing	Elv	Start	End	Collar	Collar	Core Size	Depth
					Date	Date	Azi	Dip
K-08-20	Rose Lake	633303.64	5856075.9	601.4	30/09/2008	30/09/2008	135	-50	BTW	441
K-08-21	Mart Lake	633211.05	5854623.03	679.25	04/10/2008	04/10/2008	315	-50	BTW	333.2
K-08-22	Mart Lake	633214.49	5854139.41	658.72	11/10/2008	11/10/2008	315	-50	BTW	75
K-08-23	Mart Lake	633070.52	5854011.82	645.6	15/10/2008	15/10/2008	315	-50	BTW	64
K-08-24	Rose Lake	633333.89	5855191.54	630.36	01/10/2008	01/10/2008	315	-50	BTW	307.8
Total 25 Holes										6,046.5
Coordinates are UTM NAD83, Zone 19N

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10.3           Alderon 2010 Drilling Program

10.3.1	General

The 2010 drill program consisted of a total of eighty-two drillholes aggregating 26,145 m NQ diamond drilling. The objective of the program was to delineate an Inferred iron oxide Mineral Resource of 400-500 MT on two areas: the Rose Central and Mills Lake deposits. The drilling included testing the Rose North Lake zone, the South West Rose Lake zone and the Elfie Lake/South Rose zone. The 2010 program included: borehole geophysics on many of the 2008 and 2010 holes, detailed 3-D, DGPS surveying of 2008 and 2010 drillhole collars, and logging and sampling of drill core including the relogging of 2008 drillholes.

Landdrill International Ltd. ("Landdrill") based in Notre-Dame-du-Nord, QC, was the Drill Contractor for the entire campaign. Throughout the campaign, between three and five diamond drill rigs were operating. Some rigs were brought in for special purposes, like a heli-supported drill for several holes on Rose North and a track-mounted drill to access an area with a restricted access permit. A total of eighty-two holes were collared, but only seventy-two holes were drilled to the desired depths, with the remaining holes being lost during casing or before reaching their target depth because of broken casing, detached rods, bad ground, etc. Table 10.2 provides a summary of 2010 drilling by target zone.

Table 10.2 : 2010 Drilling Summary by Deposit or Zone

Deposit or Zone	Number of Holes	Meters
Rose Lake	56	20,410.6
Mills Lake	16	4,310.9
SW Rose	10	1,423.9
Total	82	26,145.3

Several Rose drillholes also tested the Rose North zone at depth, allowing for a preliminary evaluation.

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The drill campaign consisted of three continuous, and at times, simultaneous phases of exploration:
1.
The drilling began on the north-east extent of the Rose Central Lake trend (L22E) and progressed south-west along the established 200 m spaced northwest-southeast oriented gridlines to Section L8E. Each section was drilled and interpreted with the interpretation extrapolated and integrated into previous sections.

2.
Towards the middle of the program, drilling expanded to test the Rose North and South-West Rose zones, also following 200 m spaced lines. This expansion was done by increasing the number of drills on the Property to allow focus to continue on the Rose Central Zone. The Rose North and South-West Rose zones were difficult to test due to the topography, thick overburden and swampy terrain.

3.	The last phase of exploration focused on the Mills Lake deposit and utilized two drills (one heli-supported, the other self-propelled track driven) over eight weeks.

Drilling on the South-West Rose zone was limited to two cross sections. Drilling was difficult due to a combination of thick overburden (37-65 m vertical depth) with deep saprolitic weathering. Core recovery ranged from adequate to very poor. The weathering decreased at depths below 170 vertical meters, but most holes did not achieve that depth. Drilling on this target was suspended due to poor production.

Drilling on the Rose North zone was limited to two sites due to accessibility. The terrain overlying this target is swampy lowland surrounding a shallow lake. Several holes testing the Rose Central deposit were extended to test the deeper portions of this north zone and indicate this zone requires additional drilling and may significantly contribute to the overall Rose Lake tonnage. This target is best tested during a winter program when the area is frozen and more readily accessible.

Core recovery was generally very good throughout the drilling focused on the Rose and Mills Lake deposits and is not a factor of the Mineral Resource estimate. Core recovery is often poor

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for the drilling on the Rose North zone due to intensive weathering along fault systems. The South-West Rose zone is not part of the present Mineral Resource estimate.

The holes drilled in 2010 are listed in Table 10.3.

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Table 10.3 : Drilling Summary – Alderon 2010 Program

Hole ID	Prospect	Easting	Northing	Elv	Start	End	Collar	Collar	Core Size	Depth
					Date	Date	Azi	Dip
K-10-25	Rose Lake	633293.96	5856085.98	598.85	01/06/2010	01/06/2010	315	-80	NQ	458
K-10-26	Rose Lake	633163.11	5855954.98	592.27	06/06/2010	06/06/2010	315	-80	NQ	323.4
K-10-27	Rose Lake	633326.87	5855774.48	617.87	07/06/2010	07/06/2010	315	-80	NQ	662.2
K-10-28	Rose Lake	632990.72	5855827.07	586.6	10/06/2010	10/06/2010	135	-80	NQ	623
K-10-29	Rose Lake	633167.99	5855949.06	592.9	14/06/2010	14/06/2010	135	-67	NQ	597
K-10-30	Rose Lake	633320.25	5855776.87	617.46	21/06/2010	21/06/2010	135	-65	NQ	191
K-10-31	Rose Lake	633107.81	5855672.11	615.03	24/06/2010	24/06/2010	135	-45	NQ	38
K-10-32	Rose Lake	633057.57	5855759.87	600.61	25/06/2010	25/06/2010	135	-50	NQ	212.3
K-10-33	Rose Lake	633000.06	5855817.6	588.67	27/06/2010	27/06/2010	135	-45	NQ	366
K-10-34	Rose Lake	632947.53	5855585.44	627.82	27/06/2010	27/06/2010	315	-80	NQ	507
K-10-35	Rose Lake	633261.49	5855835.28	609.56	02/07/2010	02/07/2010	135	-50	NQ	212
K-10-36	Rose Lake	632898.35	5855913.52	576.37	03/07/2010	03/07/2010	135	-50	NQ	40
K-10-37	Rose Lake	632916.5	5855899.24	577.58	04/07/2010	04/07/2010	135	-45	NQ	60
K-10-37A	Rose Lake	632916.4	5855899.37	577.85	06/07/2010	06/07/2010	135	-50	NQ	609
K-10-38	Rose Lake	632617.51	5855641.1	584.83	05/07/2010	05/07/2010	135	-70	NQ	444.7
K-10-39	Rose Lake	632943.93	5855589.25	627.77	06/07/2010	06/07/2010	315	-60	NQ	97.6
K-10-39A	Rose Lake	632943.93	5855589.25	627.77	09/07/2010	09/07/2010	315	-60	NQ	517.7
K-10-40	Rose Lake	632672.64	5855580.14	600.97	14/07/2010	14/07/2010	135	-45	NQ	314
K-10-41	Rose Lake	632769.78	5855482.37	635.21	17/07/2010	17/07/2010	135	-75	NQ	141.1
K-10-42	Rose Lake	632807.42	5855724.79	587.43	18/07/2010	18/07/2010	135	-55	NQ	409.7
K-10-43	Rose Lake	632657.31	5855603.34	595	18/07/2010	18/07/2010	135	-60	NQ	183.6
K-10-44	Rose Lake	632769.67	5855483.31	635.02	20/07/2010	20/07/2010	315	-80	NQ	140.6
K-10-45	Rose Lake	632615.89	5855643.13	584.71	22/07/2010	22/07/2010	135	-80	NQ	528
K-10-46	Rose Lake	632675.91	5855577.03	601.29	21/07/2010	21/07/2010	135	-65	NQ	704
K-10-47	Rose Lake	632808.04	5855724.17	587.67	26/07/2010	26/07/2010	135	-82	NQ	609.2
K-10-48	Rose Lake	632386.05	5855601.01	574.67	03/08/2010	03/08/2010	135	-45	NQ	596.2
K-10-49	Rose Lake	632675.88	5855575.38	601.5	03/08/2010	03/08/2010	315	-45	NQ	672
K-10-50	Rose Lake	632801.23	5855732.06	586.12	04/08/2010	04/08/2010	315	-75	NQ	77
K-10-51	Rose Lake	632748.92	5855788.74	579.83	06/08/2010	06/08/2010	315	-50	NQ	278
K-10-52	Rose Lake	632612.9	5855371.98	667.44	14/08/2010	14/08/2010	315	-70	NQ	533
K-10-53	Rose Lake	632385.55	5855601.48	574.59	14/08/2010	14/08/2010	135	-60	NQ	449
K-10-54	Rose Lake	632257.5	5855434.12	575.46	10/08/2010	10/08/2010	315	-45	NQ	196
K-10-55	Rose Lake	632573.32	5855115.37	619.66	27/08/2010	27/08/2010	315	-50	NQ	560.5
K-10-56	Rose Lake	632466.66	5855222.28	631.63	28/08/2010	28/08/2010	315	-50	NQ	324
K-10-57	Rose Lake	632304.06	5855092.34	607.24	31/08/2010	31/08/2010	315	-55	NQ	362.3
K-10-58	Rose Lake	632384.85	5855007.48	593.11	31/08/2010	31/08/2010	315	-50	NQ	65
K-10-59	Rose Lake	632520.28	5854863.85	607.95	01/09/2010	01/09/2010	315	-50	NQ	569
K-10-60	Rose Lake	632787.91	5854897.21	613.81	04/09/2010	04/09/2010	315	-55	NQ	131
K-10-61	Rose Lake	632521.15	5855166.73	625.87	08/09/2010	08/09/2010	315	-50	NQ	377
K-10-62	Rose Lake	632955.98	5855013.36	616.9	07/09/2010	07/09/2010	315	-80	NQ	24
K-10-62A	Rose Lake	632955.98	5855013.36	616.9	08/09/2010	08/09/2010	315	-80	NQ	235
K-10-63	Rose Lake	632955.25	5855014.04	617.04	11/09/2010	11/09/2010	315	-45	NQ	293.1
K-10-64	Rose Lake	632867.99	5855387.91	643.9	13/09/2010	13/09/2010	315	-60	NQ	521.5
K-10-65	SW Rose	631195.7	5854526.62	627.34	22/09/2010	22/09/2010	315	-80	NQ	150
K-10-66	Rose Lake	632942.51	5855587.48	627.53	19/09/2010	19/09/2010	315	-45	NQ	708
K-10-67	Rose Lake	632700.9	5856247.17	573.99	24/09/2010	24/09/2010	315	-45	NQ	165
K-10-68	Rose Lake	632955.79	5855009.24	617.69	22/09/2010	22/09/2010	135	-45	NQ	234.6
K-10-69	Rose Lake	633414.31	5855677.34	625	26/09/2010	26/09/2010	315	-45	NQ	159
K-10-69A	Rose Lake	633427.8	5855665.53	625.55	27/09/2010	30/09/2010	315	-45	NQ	720
K-10-70	Rose Lake	632611.41	5855369.2	667.58	27/09/2010	27/09/2010	315	-45	NQ	788.6
K-10-71	Rose Lake	633526.06	5855844.3	629.69	27/09/2010	27/09/2010	315	-50	NQ	141
K-10-72	SW Rose	631194.86	5854527.57	627.34	29/09/2010	29/09/2010	315	-45	NQ	174
K-10-73	Mills Lake	634567.65	5851420.83	627.63	30/09/2010	30/09/2010	60	-50	NQ	351.9

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10-8

Hole ID	Prospect	Easting	Northing	Elv	Start	End	Collar	Collar	Core Size	Depth
					Date	Date	Azi	Dip
K-10-74	Rose Lake	631954.54	5855502.95	578.83	03/10/2010	03/10/2010	315	-45	NQ	201
K-10-75	SW Rose	631187.71	5854532.95	628.32	06/10/2010	06/10/2010	135	-45	NQ	94.5
K-10-76	Rose Lake	633527.66	5855842.63	629.94	06/10/2010	06/10/2010	315	-50	NQ	357
K-10-77	Mills Lake	634566.6	5851420.2	627.5	06/10/2010	06/10/2010	60	-80	NQ	236
K-10-78	Rose Lake	631955.22	5855502.33	578.66	08/10/2010	08/10/2010	315	-70	NQ	189.3
K-10-79	SW Rose	631301.32	5854416.66	613.58	11/10/2010	11/10/2010	315	-45	NQ	147
K-10-80	Mills Lake	634716.34	5851277.28	613.85	11/10/2010	11/10/2010	240	-45	NQ	218
K-10-81	SW Rose	631300.56	5854417.46	613.61	17/10/2010	17/10/2010	315	-80	NQ	10
K-10-81A	SW Rose	631300.56	5854417.46	613.61	18/10/2010	18/10/2010	315	-80	NQ	384.4
K-10-82	Mills Lake	634717.8	5851278	613.65	14/10/2010	14/10/2010	240	-80	NQ	230
K-10-83	Rose Lake	633288.41	5855526.75	625.31	15/10/2010	15/10/2010	315	-45	NQ	669.4
K-10-84	Rose Lake	633659.98	5855711.68	636.92	18/10/2010	18/10/2010	315	-45	NQ	696
K-10-85	Mills Lake	634799.01	5851314.63	607.22	21/10/2010	21/10/2010	60	-80	NQ	317
K-10-86	SW Rose	631029.3	5854111.34	623	24/10/2010	24/10/2010	315	-80	NQ	66
K-10-86A	SW Rose	631029.3	5854111.34	620	24/10/2010	24/10/2010	315	-75	NQ	69
K-10-86B	SW Rose	631029.3	5854111.34	623	26/10/2010	26/10/2010	315	-85	NQ	155
K-10-87	Mills Lake	634886.18	5851142.5	601.61	29/10/2010	29/10/2010	240	-75	NQ	81.7
K-10-88	SW Rose	630944.3	5854203.34	625	31/10/2010	31/10/2010	315	-70	NQ	174
K-10-89	Mills Lake	634354.47	5852216.17	620.64	10/11/2010	29/11/2010	240	-70	NQ	248
K-10-90	Mills Lake	634451.77	5852022.48	617.98	01/11/2010	01/11/2010	240	-50	NQ	185
K-10-91	Mills Lake	634356.25	5852216.81	620.67	05/11/2010	05/11/2010	60	-60	NQ	284
K-10-92	Mills Lake	634458.68	5852026.93	617.17	04/11/2010	04/11/2010	60	-55	NQ	408.3
K-10-93	Rose Lake	633194.2	5855330.45	636.8	07/11/2010	08/11/2010	315	-45	NQ	129
K-10-94	Mills Lake	634553.31	5851867.33	616.16	12/11/2010	12/11/2010	60	-80	NQ	200
K-10-94A	Mills Lake	634553.52	5851867.7	616.16	13/11/2010	13/11/2010	60	-75	NQ	309
K-10-95	Mills Lake	634522.52	5851628.21	626.19	12/11/2010	12/11/2010	240	-50	NQ	177
K-10-96	Mills Lake	634526.02	5851629.9	625.79	15/11/2010	15/11/2010	60	-80	NQ	204
K-10-97	Mills Lake	634602.72	5851687.33	615.05	19/11/2010	19/11/2010	60	-60	NQ	429.9
K-10-98	Mills Lake	634553.94	5851867.97	616.27	20/11/2010	20/11/2010	60	-55	NQ	431
Total 82 Holes										26,145.3
Coordinates are UTM NAD83, Zone 19N

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10.4           Alderon 2011 Winter Drilling Program

10.4.1	General

The program began in early February and was completed in the middle of April. Total drilling, summarized in Table 10.4, aggregated 4,625 m in twenty-nine drillholes, including several holes that were lost and had to be re-drilled. All drilling except for one hole was done on the Rose North deposit. This one hole, K-11-117–336 m was completed on the Rose Central deposit and was for the purpose of collecting a sample for metallurgical testwork. It was a twin of K-10-42. Landdrill was again the drilling contractor.

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Table 10.4 : Drilling Summary – Alderon 2011 Winter Program

Hole ID	Prospect	Easting	Northing	Elv	Start	End	Collar	Collar	CoreSize	DEPTH
					Date	Date	Azi	Dip
K-11-100	North Rose	632468.13	5856073.27	573.73	09/02/2011	09/02/2011	307	-45	HQ	34.5
K-11-100A	North Rose	632468.07	5856073.37	573.85	09/02/2011	09/02/2011	315	-50	NQ	24
K-11-100B	North Rose	632468.07	5856073.37	573.85	10/02/2011	10/02/2011	307	-45	HQ	132
K-11-101	North Rose	632032.97	5855655.29	574.82	14/02/2011	14/02/2011	312	-45	HQ	164
K-11-102	North Rose	632577.4	5855957.22	572.43	21/02/2011	21/02/2011	312	-50	HQ	308
K-11-103	North Rose	632431.56	5855819.73	571.96	16/02/2011	16/02/2011	315	-50	HQ	124.5
K-11-104	North Rose	632022.56	5855401.55	572.26	18/02/2011	18/02/2011	311	-50	HQ/NQ	326
K-11-105	North Rose	632301.3	5855685.34	527.2	12/04/2011	12/04/2011	315	-50	HQ	45
K-11-105B	North Rose	632302.3	5855686.34	572.2	25/02/2011	25/02/2011	315	-50	HQ	91
K-11-105C	North Rose	632303.3	5855687.34	572.2	12/04/2011	12/04/2011	315	-50	NQ	21
K-11-105D	North Rose	632303.3	5855687.34	572.2	04/03/2011	04/03/2011	315	-47	HQ/NQ	139
K-11-106	North Rose	631894.97	5855537.15	583.66	03/03/2011	03/03/2011	307	-45	HQ	172
K-11-107	North Rose	632195.41	5855808.65	573.48	05/03/2011	05/03/2011	310	-45	HQ	166.3
K-11-108	North Rose	632236.1	5856302.48	586.31	03/03/2011	03/03/2011	131	-45	HQ	229.8
K-11-109	North Rose	632413.31	5855843.34	571.4	10/03/2011	10/03/2011	315	-50	HQ	225
K-11-110	North Rose	632142.3	5855543.34	571.9	16/03/2011	16/03/2011	315	-50	HQ	283.2
K-11-111	North Rose	632324.3	5855674.34	572.2	21/03/2011	21/03/2011	315	-50	HQ/NQ	210
K-11-112	North Rose	632227.59	5856309.08	587.07	12/04/2011	12/04/2011	135	-45	NQ	30
K-11-112A	North Rose	632227.46	5856309.26	587.33	03/04/2011	03/04/2011	129	-45	HQ	219
K-11-113	North Rose	632012.13	5855991	596.55	31/03/2011	31/03/2011	136	-50	NQ	216

December 2012

10-11

Hole ID	Prospect	Easting	Northing	Elv	Start Date	End Date	Collar Azi	Collar Dip	CoreSize	DEPTH
K-11-114	North Rose	632677.68	5856303.45	573.37	12/04/2011	12/04/2011	314	-45	NQ	27
K-11-114A	North Rose	632677.79	5856303.37	573.72	04/04/2011	04/04/2011	315	-45	NQ	106
K-11-114B	North Rose	632677.79	5856303.37	573.72	10/04/2011	10/04/2011	315	-60	NQ	50
K-11-114C	North Rose	632677.87	5856303.16	573.23	10/04/2011	10/04/2011	319	-58	NQ	50
K-11-114D	North Rose	632680.87	5856304.26	573.14	12/04/2011	12/04/2011	316	-50	NQ	115
K-11-115	North Rose	632861.3	5856122.18	572.46	04/04/2011	04/04/2011	314	-45	HQ	417
K-11-116	North Rose	632125.38	5856076.73	590.62	07/04/2011	07/04/2011	136	-50	HQ/NQ	192
K-11-117	North Rose	632807.51	5855718.76	587.71	10/04/2011	10/04/2011	135	-45	NQ	336
K-11-99	North Rose	632309.52	5855947.97	574.34	09/02/2011	09/02/2011	316	-45	HQ	171.7
Total 29 Holes										4,625
Coordinates are UTM NAD83, Zone 19N

December 2012

10-12

Core recovery continued to be poor for the winter 2011 near-surface drilling on the Rose North Zone due to intensive weathering along fault systems. The poor core recovery is a factor influencing categorization of the Rose Mineral Resources, particularly in the Limonite zone (see Section 14.7.4).

10.5           Alderon Summer 2011 - 2012 Drilling Program

The summer 2011-2012 program started in June 2011 and continued through to the end of April 2012. The holes were drilled throughout the Rose Lake area and a number of holes were also completed on the Mills Lake deposit.  Total exploration drilling aggregated to one hundred exploration drillholes aggregating 29,668 m. An additional forty-six geotechnical holes under Stantec’s management, including several abandoned drillholes were drilled for pit slope design and general site planning purposes. Four additional holes of the KXN-series were drilled from the north end of Mills Lake north towards the northern boundary of the Kami Property for condemnation purposes.

The purpose of this most recent drilling program was to advance the project to feasibility stage by upgrading the classification of Mineral Resources and to provide more information for mine planning and metallurgical testwork.

Table 10.5 provides a summary of the summer 2011-2012 Exploration Program holes by mineralized zone and Table 10.6 lists all of the exploration drillholes. Drilling was done by both Cabo Drilling Corp. out of its Montreal office (Mills Lake deposit) and Major Drilling International Inc., based in Sudbury, ON (Rose deposit & KXN holes).

WGM understands that core recoveries for the Rose North zone were better for the summer 2011–2012 program than for the winter 2011 and 2010 programs.  Elsewhere, core recoveries were excellent, as was typically the case.

December 2012

10-13

Table 10.5 : Summary of Summer Exploration 2011-2012 Drilling

Prospect	Count Of Hole ID	Sum Of Depth
Mills Lake	18	2,844.4
Rose North	46	13,873.5
Rose Central	33	12,333.2
Rose Lake	4	617
Total	100	29,668.2

December 2012

10-14

Table 10.6 : Drilling Summary – Summer 2011-2012 Exploration Drillholes

Hole ID	Prospect	Easting	Northing	Elv	Start	End	Collar	Collar	Core	Depth
					Date	Date	Azi	Dip	Size	(m)
K-11-118	Mills Lake	634671.99	5851594.44	603.9	15/06/2011	15/06/2011	240	-55	NQ	199
K-11-119	Mills Lake	634474.08	5851451.66	627.52	11/06/2026	11/06/2026	245	-55	NQ	95.2
K-11-120	Mills Lake	634555.96	5851516.89	619.46	27/06/2011	27/06/2011	240	-50	NQ	144.6
K-11-121	Mills Lake	634519.54	5851743.09	628.86	02/07/2011	02/07/2011	240	-52		36
K-11-121A	Mills Lake	634519.31	5851743.33	628.86	05/07/2011	05/07/2011	240	-52	NQ	138.1
K-11-122	Mills Lake	634556.69	5851517.42	621.22	10/07/2011	10/07/2011	0	-90	HQ	20.9
K-11-122A	Mills Lake	634556.69	5851517.2	621.21	11/07/2011	11/07/2011	0	-90	HQ	160
K-11-123	Mills Lake	634680.83	5851838.91	603.97	24/07/2011	24/07/2011	240	-55	HQ	204.5
K-11-124	Mills Lake	634522.64	5851744.68	628.52	18/07/2011	18/07/2011	63	-80	NQ	155
K-11-125	Mills Lake	634730.95	5851376.98	608.71	26/07/2011	26/07/2011	245	-58	HQ	234.2
K-11-126	Mills Lake	634475.68	5851452.45	627.56	25/07/2011	25/07/2011	135	-78	NQ	140
K-11-127	Rose Cntrl	633500.57	5856200.31	606.35	28/07/2011	28/07/2011	135	-60	HQ	517
K-11-128	North Rose	633325.31	5855645.34	618.55	29/07/2011	29/07/2011	135	-70	HQ	271
K-11-129	Mills Lake	634633.51	5851311.89	620.28	15/08/2011	15/08/2011	245	-54	NQ	176
K-11-130	Rose Cntrl	633499.21	5855712.63	629.6	04/08/2011	04/08/2011	315	-70	HQ	500.8
K-11-131	Rose Cntrl	632814.71	5855824.61	580.29	11/08/2011	11/08/2011	130	-50	HQ/NQ	576
K-11-132	Mills Lake	634612.35	5852004.1	605.09	12/08/2011	12/08/2011	240	-65	HQ	236.5
K-11-133	Rose Cntrl	633456.65	5856109.23	612.19	07/08/2011	07/08/2011	135	-60	HQ	426.9
K-11-134	Mills Lake	634929.91	5851263.21	591.07	15/08/2011	15/08/2011	245	-54	HQ	203
K-11-135	Rose Cntrl	633498.36	5855711.48	629.76	14/08/2011	14/08/2011	225	-50	HQ	248
K-11-136	Rose Cntrl	633364.89	5856104.12	604.86	17/08/2011	17/08/2011	135	-55	HQ	549.5
K-11-137	Rose Cntrl	633577.27	5855699.53	633.77	19/08/2011	19/08/2011	315	-60	HQ	539
K-11-138	Mills Lake	634480.7	5851934.29	619.67	24/08/2011	24/08/2011	60	-84	HQ	212.4
K-11-139	Mills Lake	634729.45	5851176.91	612.42	31/08/2011	31/08/2011	240	-80	NQ	176
K-11-140	Rose Cntrl	633647.61	5855740.52	637.11	31/08/2011	31/08/2011	315	-58	HQ	500
K-11-141	Mills Lake	634476.53	5851932.35	620.21	10/09/2011	10/09/2011	240	-58	HQ	143
K-11-142	Rose Cntrl	632610.96	5855627.03	585.89	04/09/2011	04/09/2011	135	-55	HQ	533
K-11-143	Rose Cntrl	633245.54	5856021.59	595.87	02/09/2011	02/09/2011	135	-55	HQ	536
K-11-144	Mills Lake	634728.82	5851176.46	612.49	05/09/2011	05/09/2011	245	-50	NQ	170
K-11-145	Rose Cntrl	633697.35	5855727.11	633.79	11/09/2011	11/09/2011	315	-75	HQ	377
K-11-146	Rose Cntrl	633220.19	5855954.57	597.98	16/09/2011	16/09/2011	135	-70	HQ	473
K-11-147	Rose Cntrl	633645.82	5855612.11	631.8	18/09/2011	18/09/2011	315	-65	HQ	365
K-11-148	North Rose	632539.28	5855607.6	582.68	20/09/2011	20/09/2011	315	-55	HQ/NQ	597
K-11-149	Rose Cntrl	633547.62	5855520.57	627.49	24/09/2011	24/09/2011	315	-65	HQ	307
K-11-150	Rose Cntrl	633169.69	5855894.86	596.83	28/09/2011	28/09/2011	135	-70	HQ	461
K-11-151	Rose Lake	633624.47	5855422.91	629.98	30/09/2011	30/09/2011	315	-54	HQ	299
K-11-152	North Rose	631839.29	5855035.56	585.56	10/10/2011	10/10/2011	315	-58	HQ	174
K-11-153	Rose Lake	633332.87	5855309.64	628.85	07/10/2011	07/10/2011	315	-68	HQ	196
K-11-154	Rose Lake	632415.23	5855576.79	578.84	12/10/2011	12/10/2011	315	-55	HQ	80
K-11-155	Rose Cntrl	633163.52	5855329.96	638.08	13/10/2011	13/10/2011	315	-60	HQ	131
K-11-156	Rose Cntrl	633207.53	5855783.91	610.02	14/10/2011	14/10/2011	135	-57	HQ	156
K-11-157	North Rose	631792.97	5855215.7	592.37	21/10/2011	31/10/2011	315	-60	HQ	289.4
K-11-158	North Rose	631858.37	5855158.35	585.7	21/10/2011	21/10/2011	315	-65	HQ	169.2
K-11-159	Rose Cntrl	633000.63	5855374.24	640.42	16/10/2011	05/11/2011	315	-60	HQ	620
K-11-160	Rose Cntrl	633027.96	5855900.75	580.19	18/10/2011	02/11/2011	135	-54	HQ	512
K-11-161	Rose Cntrl	632435.9	5855552.81	583.97	18/10/2011	09/11/2011	315	-55	HQ	671
K-11-162	North Rose	631938.18	5855374.78	576.53	31/10/2011	05/11/2011	315	-52	HQ	241
K-11-163	North Rose	632293.33	5855383.74	584.42	05/11/2011	19/11/2011	315	-50	HQ	585
K-11-164	North Rose	632005.27	5855302.08	573.18	16/11/2011	04/12/2011	315	-65	HQ	377
K-11-165	North Rose	632834.86	5855896.28	577.66	07/11/2011	24/11/2011	315	-60	HQ	512
K-11-166	Rose Cntrl	632992.61	5855179.49	646.56	14/11/2011	10/12/2011	315	-57	HQ	587
K-11-167	North Rose	631868.87	5855289.62	583.81	16/11/2011	21/11/2011	315	-52	HQ	231.2
K-11-168	Rose Cntrl	632431.46	5855151.29	622.56	14/11/2011	21/11/2011	315	-50	HQ	328

December 2012

10-15

Hole ID	Prospect	Easting	Northing	Elv	Start Date	End Date	Collar Azi	Collar Dip	Core Size	Depth (m)
K-11-169	Rose Cntrl	633075.71	5856027.83	576.17	26/11/2011	29/11/2011	135	-55	HQ	96
K-11-170	Rose Cntrl	633102.39	5855974.27	582.47	04/12/2011	10/12/2011	135	-62	HQ	161.7
K-11-171	Rose Cntrl	633189.84	5855898.74	598.4	26/11/2011	03/12/2011	135	-50	HQ	311
K-11-172	Rose Cntrl	633338.08	5855879.66	615.42	04/12/2011	10/12/2011	135	-60	HQ	287
K-12-173	North Rose	632209.96	5855313.14	583.19	12/01/2012	17/01/2012	315	-65	HQ	224
K-12-174	Rose Cntrl	632870.44	5855219.57	633.81	12/01/2012	12/02/2012	315	-55	HQ	414
K-12-175	North Rose	632345.66	5855449.13	583.41	12/01/2012	25/01/2012	315	-50	HQ	323
K-12-176	North Rose	632782.31	5855752.34	580	14/01/2012	17/01/2012	315	-48	HQ	48
K-12-176A	North Rose	632754.1	5855766.14	581.7	18/01/2012	09/02/2012	315	-55	HQ	596.5
K-12-177	North Rose	632644.9	5855717.03	580.71	13/01/2012	01/02/2012	315	-52	HQ	561
K-12-178	Rose Cntrl	632343.66	5855177.22	618.71	15/01/2012	04/02/2012	315	-50	HQ	294
K-12-179	North Rose	632209.84	5855313.3	580.91	17/01/2012	14/02/2012	315	-53	HQ	546
K-12-180	Rose Cntrl	632329.3	5855021.34	610	30/01/2012	04/02/2012	315	-55	HQ	35
K-12-181	North Rose	632532.31	5855859.34	578	04/02/2012	10/03/2012	315	-55	HQ	69
K-12-181A	North Rose	632532.31	5855859.34	578	10/03/2012	14/03/2012	315	-55	HQ	1.5
K-12-182	North Rose	632487.3	5855719.93	573.28	08/02/2012	03/03/2012	315	-50	HQ	456
K-12-183	North Rose	632365.72	5855066.11	609.98	07/02/2012	20/02/2012	315	-55	HQ	360.2
K-12-184	North Rose	632687.34	5855972.31	573.65	15/02/2012	02/03/2012	315	-60	HQ	479
K-12-185	North Rose	632846.18	5856006.45	573.33	17/02/2012	22/02/2012	315	-60	HQ	126
K-12-185A	North Rose	632854.91	5855997.95	573.18	23/02/2012	12/03/2012	315	-60	HQ	513
K-12-186	North Rose	632366.38	5855619.99	573.22	17/02/2012	14/03/2012	315	-50	HQ	423
K-12-187	North Rose	632337.75	5855515.72	575.84	17/02/2012	14/03/2012	315	-55	HQ	522
K-12-188	North Rose	632332.67	5855830.35	576.58	22/02/2012	02/03/2012	315	-50	HQ	267
K-12-189	North Rose	632192.89	5855781.25	572.83	06/03/2012	15/03/2012	315	-70	HQ	258
K-12-190	North Rose	632810.93	5856113.5	573.15	06/03/2012	14/03/2012	270	-60	HQ	224
K-12-191	North Rose	632581.21	5856068.92	572	16/03/2012	24/03/2012	315	-58	HQ	246
K-12-192	North Rose	632441.87	5855923.68	572.77	15/03/2012	23/03/2012	315	-50	HQ	253
K-12-193	North Rose	632687.51	5856133.65	572.76	15/03/2012	22/03/2012	315	-55	HQ	299
K-12-194	North Rose	632168.47	5855238.7	581.27	17/03/2012	27/03/2012	270	-60	HQ	300
K-12-195	North Rose	632132.32	5855725.83	572.85	26/03/2012	03/04/2012	315	-60	HQ	200
K-12-196	North Rose	632623.9	5855903.97	574.13	26/03/2012	03/04/2012	315	-65	HQ	124
K-12-196A	North Rose	632623.1	5855904.9	574.14	04/04/2012	22/04/2012	315	-65	HQ	461
K-12-197	North Rose	632727.16	5856224.13	572.75	24/03/2012	31/03/2012	315	-52	HQ	260
K-12-198	North Rose	632181.72	5855923.64	575.69	27/03/2012	04/04/2012	315	-70	HQ	134.5
K-12-199	North Rose	632586.11	5856237.4	574.92	25/03/2012	05/04/2012	315	-65	HQ	144
K-12-200	North Rose	632168.3	5855238.34	581.26	27/03/2012	21/04/2012	315	-52	HQ	550
K-12-201	North Rose	632692.94	5856399.53	571.83	01/04/2012	05/04/2012	315	-60	HQ	69
K-12-202	North Rose	632039.84	5855549.35	574.38	04/04/2012	11/04/2012	315	-55	HQ	219
K-12-204	North Rose	632427.62	5856106.84	574.1	05/04/2012	08/04/2012	315	-70	HQ	96
K-12-205	Rose Lake	632408.66	5856144.39	573.73	08/04/2012	13/04/2012	354	-55	NQ	42
K-12-206	North Rose	632423.45	5855681.29	572.89	10/04/2012	23/04/2012	315	-50	HQ	413
K-12-207	North Rose	632016.27	5855472.05	574.22	12/04/2012	20/04/2012	315	-65	HQ	345
K-12-208	North Rose	631941.13	5855617.85	582.59	12/04/2012	16/04/2012	315	-70	HQ	179
K-12-209	Rose Cntrl	632549.55	5855253.65	638.94	16/04/2012	26/04/2012	315	-53	HQ	244
K-12-210	North Rose	631817.14	5855493.84	596.57	17/04/2012	22/04/2012	315	-65	HQ	137
K-12-211	Rose Cntrl	632162.84	5855059.71	583.68	23/04/2012	29/04/2012	315	-52	HQ	138.4
K-12-212	Rose Cntrl	632549.68	5855623.26	581.94	21/04/2012	30/04/2012	180	-50	HQ	263
K-12-213	Rose Cntrl	632230.35	5855150.06	594.97	23/04/2012	28/04/2012	315	-55	HQ	175
Total 100 Holes										29,668.2
Coordinates are UTM NAD83, Zone 19N

December 2012

10-16

The geotechnical boreholes listed in Table 10.7 were completed as part of the Overburden Pit-Slope design program. The drillholes listed in Table 10.8 were part of the Site-Wide Geotechnical Feasibility Study to provide a general overview of the site. Both components were managed by Stantec (see references for Stantec (Sept 2012) of Section 27). The drilling was completed by Lantech and all of the geotechnical drillholes were vertical. This stage of the site-wide geotechnical investigation was completed in the fall of 2011 and covered five broad areas based on the following infrastructure groupings: crusher area, access road area, process plant area, rail loop and tailings impoundment.

Additional stages of field investigations in support of detailed design are ongoing. Preliminary field data gathered during these investigations has been utilized in support of the Feasibility Study for other project tasks. These tasks included the Tailings and Waste Rock Management feasibility level design and the site location optimization and foundation design for the crusher and process plant information. These Stantec holes penetrated 5 m into bedrock. These rock cores were logged by Alderon’s exploration staff following normal protocols providing geological mapping information in areas of the Property with very little outcrop exposure.

December 2012

10-17

Table 10.7 : Drilling Summary – Overburden Pit-Slope Design Program

Hole ID	Easting	Northing	Elv	Start Date	End Date	Core Size	Depth (m)	Comments
ROB-11-01A	632960.00	5856137.21	571.16	15-Oct-11	15-Oct-11	NQ	50.90
ROB-11-01B	632959.41	5856137.38	571.16	15-Oct-11	15-Oct-11		0	Nested piezometer
ROB-11-02	632806.16	5856396.96	569.00	21-Oct-11	21-Oct-11		25.91
ROB-11-03	632664.15	5856508.36	576.07	22-Oct-11	22-Oct-11		23.65
ROB-11-04	632174.85	5856405.10	595.10	25-Oct-11	25-Oct-11		24.38
ROB-11-05A	631856.57	5856183.12	629.00	25-Oct-11	25-Oct-11		19.58
ROB-11-06	631514.52	5855592.14	653.32	25-Oct-11	25-Oct-11		13.72
ROB-11-07	631706.96	5855027.57	600.33	26-Oct-11	26-Oct-11		60.05
ROB-11-08	631993.67	5855014.80	579.20	26-Oct-11	26-Oct-11		28.96
ROB-11-09	632254.41	5854883.95	589.70	26-Oct-11	26-Oct-11		30.48
ROB-11-10	632690.36	5854892.26	617.29	01-Nov-11	01-Nov-11	HQ	7.62
ROB-11-11A	632955.38	5854998.09	618.39	26-Oct-11	26-Oct-11		5.82
ROB-11-11B	632955.38	5854998.09	618.39	29-Oct-11	29-Oct-11	HQ	0	Nested piezometer
ROB-11-12	633286.28	5855172.30	631.15	29-Oct-11	29-Oct-11	HQ	7.47
ROB-11-13A	633820.97	5855457.83	633.20	26-Oct-11	26-Oct-11		15.24
ROB-11-13B	633823.97	5855457.83	633.20	26-Oct-11	26-Oct-11		0	Nested piezometer
ROB-11-14	633912.93	5855987.07	605.80	26-Oct-11	26-Oct-11		9.14
ROB-11-15	633514.81	5856372.84	598.60	26-Oct-11	26-Oct-11		8.97
ROB-11-16	633255.27	5856318.82	571.24	29-Oct-11	29-Oct-11	HQ	16.51
ROB-11-17	632814.92	5855818.98	580.75	15-Oct-11	15-Oct-11	NQ	47.85
ROB-11-18	632235.30	5855896.41	575.17	28-Oct-11	28-Oct-11		30.48

December 2012

10-18

Hole ID	Easting	Northing	Elv	Start Date	End Date	Core Size	Depth (m)	Comments
ROB-11-19	632386.31	5855601.34	574.40	29-Oct-11	29-Oct-11		14.96
ROB-11-20	633298.49	5855771.52	616.80	29-Oct-11	29-Oct-11	HQ	15.11
Total 23 Holes							456.80 m

Table 10.8 : Drilling Summary – Feasibility Level Site-Wide Geotechnical Program

Hole ID	Easting	Northing	Elv	Date Start	Date End	Hole Depth (m)	Area
BH-GE-01	634018.96	5856263.23	618.736	05/09/2011		4.62	Primary Crusher Building
BH-GE-02	634454.29	5855940.154	592.461	06/09/2011		15.37	Mine Services Building
BH-GE-03	634481.63	5855689.58	591.41	07/09/2011	08/09/2011	15.47	Mine Services Building
BH-GE-04	636103.01	5855686.427	563.893	09/09/2011		11.73	Conveyor Transfer
BH-GE-05	636475.87	5855743.434	542.211	10/09/2011		16.56	Waldorf River Crossing
BH-GE-06	636623.84	5855827.478	540.262	12/09/2011		15.85	Waldorf River Crossing
BH-GE-07	637426.4	5855986.656	542.756	13/09/2011		10.9	Domed Crushed Ore Stockpile
BH-GE-08	637657.66	5856101.844	548.036	14/09/2011		8.23	Process Plant Area
BH-GE-09	637872.39	5856143.35	564.441	15/09/2011	16/09/2011	9.37	Process Plant Area
BH-GE-10	637911.19	5855870.715	559.707	17/09/2011		9.19	Process Plant Area
BH-GE-10B			559.707	13/11/2011	14/11/2011	16.56	Process Plant Area
BH-GE-11	637705.65	5855818.732	550.234	14/09/2011	15/09/2011	9.14	Process Plant Area
BH-GE-11B			550.234	15/11/2011	01/12/2011	52.73	Process Plant Area
BH-GE-12	637583.73	5855632.664	553.513	18/09/2011		12.42	Tailings Management Area

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Hole ID	Easting	Northing	Elv	Date Start	Date End	Hole Depth (m)	Area
BH-GE-13	637933.79	5855287.11	557.218	19/09/2011		10.79	Tailings Management Area
BH-GE-14	638730.4	5854148.866	577.064	20/09/2011		11.12	Tailings Management Area
BH-GE-15	640870.21	5854983.456	607.584	20/09/2011	21/09/2011	9.75	Tailings Management Area
BH-GE-16	638671.51	5856705.835	583.405	21/09/2011		4.57	Concentrate Load-Out Silo
BH-GE-17	640506.78	5857310.921	590.449	22/09/2011	24/09/2011	9.32	Kami Rail Spur
BH-GE-18	639762.85	5858719.204	582.964	24/09/2011	25/09/2011	13.36	Kami Rail Spur
BH-GE-19	640500.48	5858714.644	573.262	28/09/2011		10.67	Riordon Lake Crossing
BH-GE-20	640559.26	5858772.874	570.811	27/09/2011		12.42	Riordon Lake Crossing
BH-GE-32				02/12/2011	05/12/2011	9.37	Conveyor
Total 23						299.5 m

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The condemnation KXN-series holes were drilled from the north end of Mills Lake north, towards the northern boundary of the Kami Property. These holes were aligned west with -50 to -60 inclination.

KXN-01 and KXN-02 were drilled to test modest magnetic anomalies underlying the proposed civil works for the Kami mine development (condemnation drilling). Both encountered low-grade magnetite-rich mineralization coincident with the anomaly in the Sokoman Formation. Oxidized faults caused the termination of the holes before completely crossing the iron formation. The units were interpreted as dipping sub-vertically and the drillhole traces crossed the projected magnetic anomalies. KXN-03 and KXN-04 continued north of the first two along the same trend that was detailed by airborne magnetic geophysics. KXN-04 was lost in the fault zone. The interpretation was a tight fold aligned north-south with a probable steep dip to the east. Both holes collared in Denault marble then passed into strongly iron-oxidized faults. Neither gave a sufficient test of the potential width of the Sokoman Formation stratigraphy.

10.6           Drillhole Collar Surveying

Drillhole collars for the 2008 program were spotted prior to drilling by chaining in the locations from the closest gridline picket and drilling azimuths were established by lining up the drill by sight on the cut gridlines. For subsequent programs, similar practice was maintained but for areas where no cut lines were available, the drills were lined up using handheld GPS. Drill inclinations or drillhole collar dips for all programs were established using an inclinometer on the drill head.

Once a drillhole was finished, the Drill Geologist placed a fluorescent orange picket or painted post next to the collar labelled with the collar information on an aluminum tag. Generally, casing was left in the ground where holes were successful in reaching bedrock. The X, Y and Z coordinates for these collar markers were surveyed using handheld GPS.

Formal precision surveying of the 2008 program drillhole collar locations was not completed until the end of the 2010 drilling program. At the end of the 2010 drilling campaign, the X, Y and Z coordinates of all the new drillholes and the 2008 drillholes were precisely DGPS surveyed using dual frequency receivers in Real-Time Kinematic mode by the land surveying

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firm N.E. Parrott Surveys Limited ("Parrott") of Labrador City, NL, and tied into the federal geodesic benchmark. Most of the 2008 and 2010 collars were identified and surveyed during the first (October 23rd to 27th) or second (December 5th) surveying campaign. Two collars, K-08-05 and K-10-43 could not be located.

At the end of the 2011 winter program, a crew from Parrott again arrived on the Property and surveyed the 2011 winter collars for position and azimuth. Collars for four of the drillholes (K-11-103, 105, 109 and 111) could not be located and were not surveyed by Parrott. Their locations are defined by setup coordinates. The drillhole dips in the database are currently those measured at drillhole setup.

At the end of the summer 2011-2012 program, collars for 94 of the summer 2011-2012 drillholes plus forty-six of the collars from earlier programs were surveyed by Allnorth. The seven summer 2011-2012 collars not surveyed were not surveyed because they could not be accurately located in the field. Of these forty-six previous program collars, all but one had been previously surveyed by Parrot. Allnorth and Parrot results are in excellent agreement.

10.7           Downhole Attitude Surveying

Downhole attitude surveys using Flexit or Reflex EZ-Shot instruments were performed routinely during drilling in 2008 at intervals of 50 m downhole. Azimuth, inclination and magnetic field data were recorded by the driller in a survey book kept at the drill. A copy of the page is taken from the book, placed in a plastic zip lock bag and placed in the core box and the test was recorded by the geologist. These instruments use a magnetic compass for azimuth, so the azimuth readings from Alderon’s property are of no value because of the strong ambient magnetic environment, but the drillhole inclinations are of value and are retained in Alderon’s database.

Towards the end of Alderon’s 2010 program, the gyro surveying of completed drillholes was started using a north-seeking gyroscope instrument. This gyro surveying was done as a part of the borehole geophysics program conducted by DGI. The surveys were done immediately after the termination of the drillhole while the drill rig was still on site. The downhole attitude surveys were performed with the rods inside the borehole to prevent the borehole from collapsing, thus

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minimizing risk to the equipment. The 2010 gyro surveying program included returning to 2008 program drillholes for gyro surveying where possible. However, for these 2008 drillholes, only casing shots were completed to eliminate the risk of open-hole logging.

During this 2010 surveying, it was detected that the azimuth information produced by the gyro did not match the planned azimuths of the boreholes. Parrott was hired by DGI to provide corroboration to either the planned or measured azimuths of the boreholes, and Parrott, during its December 5th visit, surveyed the azimuths of twenty-four drillholes. These results were received in early November 2010. The Parrott azimuths for twenty of the twenty-four drillholes correlated most closely with the planned azimuths. For four drillholes, (K-10-60, K-10-25, K-10-96 and K-10-94A), the planned azimuths departed from the Parrott azimuths by more than 5 degrees. As a result, DGI recommended that the gyro instrument be immediately removed from the field for problem diagnosis at the manufacturer’s facility.

A sensor was replaced and extensive calibration checks were performed at the manufacturer’s facility with DGI’s Vice President of Operations in attendance. The calibration checks demonstrated a high degree of repeatability and accuracy for the instrument. Once tests were completed to the satisfaction of the manufacturer and DGI, the gyro was returned to the Kami Project.

A thorough review of all calibration data, QA/QC tests, and repeat field measurements compared to the Parrott collar surveys and planned drill azimuths, indicated that the gyro information should be treated as relative. That is, prior to having repairs completed by the manufacturer, the instrument measured the correct relative change in azimuth downhole, but not the correct absolute azimuth. This is the same method as used for normal gyro data. The relative accuracy of the instrument throughout the duration of the Project is supported by the manufacturer.

Alderon elected to use the planned azimuths as the collar azimuths of all of the 2008 and 2010 drillholes and adjust the DGI gyro downhole azimuths to the planned collar azimuths. These corrections were also applied to the OTV structure data to compute orientations for the picked structures.

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No downhole geophysical surveys were conducted as a part of the 2011 winter drill program.

DGI continued to provide advanced geophysical (described in Section 10.8) and gyro downhole surveying for Alderon for its summer 2011-2012 drilling program. Survey parameters remained as they are described for the 2010 program. DGI, in addition to completing gyro surveys on the summer 2011–2012 program drillholes, also completed casing shots for a number of earlier drillholes where azimuth information was poorer quality due to instrument breakdown during the 2010 program.

The results are a survey file where collar locations have been completed on different occasions by different contractors using several different methods. Alderon subsequently processed the various generations of data to arrive at a best set of coordinates and downhole attitude survey results.

10.8           Geophysical Downhole Surveying

DGI, from 2010 through the 2011 summer–2012 drilling programs, employed a multi-parameter digital logging system designed by Mount Sopris Instrument Co. and along with gyroscopic downhole drillhole attitude surveying included, natural gamma, poly electric, magnetic susceptibility, calliper, and Optical Televiewer ("OTV") instrumentation. This surveying was attempted on most drillholes but complete surveying was not possible for all drillholes. In particular, Rose North drillholes, because of bad ground conditions, were not generally surveyed.

The Poly Gamma probe measures variations in the presence of natural radioactivity. Changes in natural radioactivity are typically related to concentrations of uranium, thorium and potassium. Data acquired from this parameter is useful in identifying lithological changes.

The Gamma-Gamma Density probe measures rock density, is a function of porosity, fluid content and mineralogical composition and heavy elements increase the density signature of the host rock. It is used to derive formation porosity, which is defined as the ratio of pore volume to total volume of the rock; plus identification of open fractures towards achieving quantitative in-situ density.

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The Poly-Electric probe measures: normal resistivity, spontaneous potential ("SP"), single-point resistivity ("SPR"), fluid resistivity, fluid temperature and natural gamma radiation. Resistivity measurements can be used to identify lithology changes, often resulting from changes in porosity. Fluid resistivity measurements are often used to correct the resistivity measurements of the rock from the influence of drilling mud and borehole fluid, and can also be indicative of borehole fractures. Temperature contrast data can identify zones of water movement through borehole fractures and faults relative to static water in the borehole column.

The Magnetic Susceptibility probe delineates lithology by analyzing changes in the presence of magnetic minerals. Magnetic susceptibility data can illustrate lithological changes and degree of homogeneity, and can be indicative of alteration zones. The magnetic susceptibility probe is stabilized in the borehole fluid prior to calibration checks and the start of the survey runs. Calibration checks are performed before the deployment run and after the retrieval run using two points of known magnetic susceptibility. Susceptibility data was used in conjunction with assay data to develop an equation converting magnetic susceptibility (CGS units) to a % magnetite content value estimate.

The OTV provides a detailed visualization of the borehole by capturing a high-resolution image of the borehole wall with precise depth control. The OTV captures a high-resolution 360º image perpendicular to the plane of the probe and borehole. This allows borehole bedding and fractures to be inspected by a direct camera angle. This 360° high-resolution image can be used to identify measure and orient bedding, folding, faulting and lithological changes in the borehole. The use of a gyro provides the relative orientation data to correct the image and feature orientation. 2-D and 3-D projections of this data provide a variety of interpretive options for analysis.

The OTV data is reported as True Azimuth and as True Dip. It should be noted that Azimuth True for the feature is the azimuth of the dip direction rather than the strike of the feature. The strike azimuth for a feature is 90° from the value reported in the True Azimuth data column.

Once a final data set was completed, a statistical characterization was performed using the physical properties data.

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The gamma-gamma density information was used by Alderon as a measure of rock density for the Mineral Resource estimate. Some discussion of this data is provided in Section 7, Mineralization.

WGM has not completed a thorough review of all of the downhole geophysical information.

10.9           WGM Comments on Altius and Alderon Drilling

WGM is satisfied that Altius’ 2008 and Alderon’s drilling programs were generally well run but documentation and reporting should be improved considerably. In 2008, drillhole collars were surveyed using handheld GPS. Fortunately, casings were left in the ground so the collars could be resurveyed at a later date. As part of the 2010 program, Alderon resurveyed all of Altius’ collars using DGPS, except for two that could not be located.

In 2008, downhole surveying was done using a Flexit instrument. This instrument determines azimuths based on a magnetic compass. Altius ignored azimuth readings from the instrument and utilized only the inclination information from the survey. WGM agrees that this was acceptable practice. Alderon attempted gyro surveys of the collars of many of these holes as part of the 2010 program, however, it was later concluded that the gyro azimuths were not accurate. During the summer 2011-2012 program, Allnorth and DGI completed positional and downhole attitude surveys, or at least casing shots for many of these drillholes to generate more accurate information, and replaced previous information in the database with the new results where available.

Some holes still remain without downhole or collar azimuth surveys because these holes could not be found or re-entered. For some drillholes, collar azimuths by different contractors and methods do not match well and for these cases, Alderon has generally elected to go with collar azimuths that are invariantly propagated down the holes based on surveyed or non-surveyed azimuths closest to planned azimuths. WGM believes that these missing survey data will have minimal effect on the Mineral Resources.

Drillhole orientation relative to rock structure varies from nearly perpendicular to dip to almost down dip, and the rocks and mineralization are folded. Consequently, the relationship between

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true widths and drillhole intersection length also varies considerably from hole to hole, or even within a hole.

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11.           SAMPLE PREPARATION, ANALYSIS AND SECURITY

Drill core samples collected and prepared by Alderon and Altius were submitted to SGS Minerals Services, which is an accredited laboratory. As such, accredited laboratories must follow specific guidelines and procedures for sample preparation, testwork and assaying. BBA and WGM have taken reasonable precautions to review laboratory reports and the routine analytical and testwork results provided by SGS and BBA were present during some of the testwork. As such, BBA and WGM believe that the assaying and testwork have been performed in conformity with applicable industry standards and procedures.

11.1           Field Sampling and Preparation

The description and discussions herein for sampling are for the drilling programs conducted from 2008 to 2012 by Altius and Alderon and are derived mostly from reports and protocol documents completed by or for Altius and Alderon and direct observations by WGM during its site visits.

11.1.1	2008 Drill Core Handling and Logging

Core was removed from the core tube by the driller’s helper at the drill and placed into core trays labelled with hole and box number. Once the tray was filled, (approximately 4 to 4.5 m per box), it was secured at both ends, labelled and set aside. Core was picked up at the drill site by Altius Personnel each day. Core was transported from the drill site to a truck road using all-terrain vehicles and a trailer. Core was then transferred to an Altius truck and transported directly to Altius’ secure core facility in Labrador City. A geologist was always on site at the core facility to receive the core deliveries. Core boxes were then checked for proper labelling and correct positioning of tags. The end of box interval was measured and marked on the end of each tray with an orange china marker. Box numbers, intervals and Hole ID were recorded on a spreadsheet and on aluminum tags, which were subsequently stapled to the tray ends for proper cataloguing. All core was photographed, both wet and dry, in groups of four trays by a geotechnician or geologist.

Rock quality designation ("RQD"), specific gravity and magnetic susceptibility measurements were completed for each drillhole and recorded on spreadsheets. A measurement of specific gravity was obtained from each lithological unit in each drillhole by selecting short pieces of

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whole or split core and weighing each in air and in water. Magnetic susceptibility was measured using a magnetic susceptibility KT-9 Kappameter (distributed by Exploranium G.S. Limited) by taking one measurement every meter as an approximation of magnetic susceptibility.

A geologist logs the core and records the data on logging sheets. All geological and geotechnical information was recorded digitally at the end of each day.

11.1.2	2008 Sampling Method and Approach

Sample intervals were determined on a geological basis, as selected by the drill geologist during logging and marked out on the drill core with a china marker during descriptive logging. All rock estimated to contain abundant iron oxide was sampled. In addition, two 3 m samples on either side of all "ore grade" iron formation were taken, where possible, to bracket all "ore grade" iron formation sequences.

Core was first aligned in a consistent foliation direction. Iron formation was sampled systematically at 5 m sample intervals where possible, except where lithological contacts are less than 5 m.

Three-part sample tickets with unique sequential numbers were used to number and label samples for assaying. One tag contains information about the sample (such as date, drillhole ID, interval and description) and is kept in the sample log book. A second tag is stapled into the core box at the beginning of the sample interval. The third tag is stapled into the plastic poly bags containing that sample for assaying. Sample numbers and intervals were entered into a digital spreadsheet.

Core was sawn in half using a rock saw at the Altius core facility by an Altius geotechnician. One half of the core comprising the sample is placed into the labelled sample bags and stapled closed immediately after the sample is inserted. The remaining half of the split core is returned to the core tray and inserted in its original order and orientation and retained for future reference. Where duplicate samples were required, quarter samples were taken after being sawn in half again. Each sample is then secured within plastic pails labelled with the sample number. Lids were secured on the pails and the pails were then taped closed for extra security.

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The buckets were placed onto pallets where they were subsequently shrink-wrapped and also secured with plastic straps for loading onto transport trucks for shipment to SGS Lakefield.

11.1.3	2008 Core Storage

After core logging and sampling were completed, core trays containing the reference half or one-quarter split core and the archive sections of whole core were stacked on timber and rebar core racks at the Labrador City core facility.

11.1.4	Alderon 2010-2012 Drill Core Handling and Logging

Alderon managed the drilling and core logging for the Project from June, 2010 through May 2012. The core was brought in twice daily at shift changes to Alderon’s core facility located in a building in Labrador City, NL, in order to reduce the possibility of access by the public near the drill staging area southwest of Labrador City. Public access to the core facility was restricted by signage and generally closed doors. Only Alderon or its contractor’s employees were allowed to handle core boxes or to visit the logging or sampling areas inside the facility.

Geologists in the 2010 program included Elsa Hernandez-Lyons, William Strain and Bryan Sparrow ("GIT-PEGNL"), and were supervised by Edward Lyons, a member of the Association of Professional Engineers and Geoscientists of British Columbia ("APEGBC"), the Professional Engineers and Geoscientists of Newfoundland and Labrador ("PEGNL"), and the Ordre des Géologues du Québec ("OGQ"), and Qualified Person on the Project. Mr. Lyons and Ms. Hernandez-Lyons have recent experience on similar deposits in the Fermont/Fire Lake district. In winter 2011, the logging geologists included Vlad Strimbu and Steve Janes, and were supervised by Edward Lyons. The summer-fall 2011 and winter 2012 drill campaigns were logged by Elsa Hernandez-Lyons, Vlad Strimbu and Steve Janes, and were supervised by Edward Lyons, as before.

After the core was placed in the core trays, the geologists checked the core for meterage blocks and continuity of core pieces. The geotechnical logging was done by measuring the core for recovery and rock quality designation ("RQD"). This logging was done on a drill run block-to-block basis, generally at nominal three meter intervals. Core recovery and rock quality data were measured for all holes. Drill core recovery was close to 100% with virtually every 3 m run.

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The RQD was generally higher than 92%. Lower values were observed and measured for the first 3 to 5 m of some holes where the core is slightly broken and occasionally slightly weathered. Near faults and shears RQD dropped somewhat but was rarely below 65%. This mainly occurs in the schistose stratigraphic hanging wall Menihek Formation rather than in the iron formation. Additional geotechnical data for fractures, joints, and shears was collected starting in August, following the procedures described by Stantec for pit shell design parameters. All data were entered in the AcQuire database on site.

The core was logged for lithology, structure and mineralization, with data entered directly into laptop computers using MS Access forms developed by Alderon geomatics staff. In summer 2012, the MS Access database was migrated to the AcQuire system using the previous logging parameters. The geology of the iron formation was captured using a facies approach with the relative proportions of iron oxides, as well as the major constituent gangue components of the iron formation using a Fe-oxides–Quartz–Fe-silicates–Fe-carbonates quaternary diagram developed by Mr. Lyons. Other formations were logged based on descriptions and lithological variations. Drillhole locations, sample tables, and geotechnical tables were originally created in MS Access, then later migrated into AcQuire and are able to be merged with the geological tables at will.

Prior to sample cutting, the core was photographed wet and dry. Generally, each photo includes five core boxes. A small white dry erase board with a label is placed at the top of each photo and provides the drillhole number, box numbers and From-To intervals in meters for the group of trays. The core box was labelled with an aluminum tag containing the drillhole number, box number and From-To in meters stapled on the left (starting) end. Library samples approximately 0.1 m long of whole core were commonly taken from most drillholes to represent each lithological unit intersected. Once the core logging and the sampling mark-up was completed, the boxes were stacked in core racks inside the core facility. After sampling, the core trays containing the remaining half core and the un-split parts of the drillholes were stored in sequence on steel core racks in a locked semi-heated warehouse located in the Wabush Industrial Park. The warehouse contains the entire core from Altius’ 2008 and Alderon’s 2010–winter 2011 drilling campaigns. The exterior roofed core racks contain the core post-April 2011 to the end of the drilling program in May 2012.

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11.1.5	Alderon 2010-2012 Sampling Method and Approach

The Alderon sampling approach was similar to the previous Altius exploration programs, with most samples taken to start and stop at the meterage blocks, at 3.0 m intervals, with variation in sample limits adaptable to changes in lithology and mineralization. Samples were therefore generally 3.0 m long and minimum sample length was set at 1.0 m. Zones of unusual gangue like Mn mineralization or abnormally high carbonate were treated as separate lithologies for sampling.

The bracket or shoulder sampling of all "ore grade" mineralization by low grade or waste material was promoted. The protocol developed for the program also stated that silicate and silicate iron formation intervals in the zones of oxide iron formation should generally all be sampled unless exceeding 20 m in intersection length. In the abnormal circumstance where core lengths for these waste intervals were greater than 20 m, then only the low/nil grade waste intervals marginal to OIF were to be sampled as bracket samples.

In-field Quality Control materials consisting of Blanks, Certified Reference Standards and quarter core Duplicates were inserted into the sample stream with a routine sequential sample number at a frequency of one per ten routine samples. The Duplicates were located in the sample number sequence within nine samples of the location of its corresponding "Original". The Duplicates accordingly, do not necessarily directly follow their corresponding Original.

Similar to the 2008 practice, the 2010–2012 procedures entailed the use of three tag sample books. Geologists were encouraged to try and use continuous sequences of sample numbers. The geologists were instructed to mark the Quality Control ("QC") sample identifiers in the sample books prior to starting any sampling. The sample intervals and sample identifiers are marked by the geologist onto the core with an arrow, an indelible pen or wax marker. The sample limits and sample identifiers are also marked on the core tray.

The book-retained sample tags are marked with the sampling date, drillhole number, the From and To of the sample interval and the sample type (sawn half core, Blank, Duplicate or Standard) and if it is a Standard, then the identity of the Standard is also recorded. The first detachable ticket recording the From and To of the sample was stapled into the core tray at the start of the sample interval. Quality Control sample tags were are also stapled into the core tray at the

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proper location. Quarter core Duplicates were flagged with flagging tape to alert the core cutters.

The core cutters saw the samples coaxially, perpendicular to the foliation/banding orientation, as indicated by the markings, and then placed both halves of the core back into the core tray in original order. The sampling technicians completed the sampling procedure, which involves bagging the samples.

The second detachable sample tags are placed in the plastic sample bags; these tags do not record sample location. As an extra precaution against damage, the sample number on these tags was covered with a small piece of clear packing tape. The sample identifiers were also marked with indelible marker on the sample bags. The bags are then closed with a cable tie or stapled and placed in numerical order in the sampling area to facilitate shipping. The samplers inserted the samples designated as Field Blanks before shipping.

Samples are checked and loaded into pails or barrels and strapped onto wood pallets for shipping. In early 2012, at the request of SGS Lakefield, samples were put in wooden crates built on the pallets in order to reduce lifting injuries at the receiving laboratory. This protocol was followed through the remainder of the program. Pails, barrels, and crate-pallets were individually labelled with the laboratory address and the samples in each shipping container are recorded. The pallets were picked up at the core facility with a forklift and loaded into a closed van and carried by TST Transport to SGS Lakefield via Baie-Comeau, Quebéc and Montréal.

11.1.6	WGM Comments on Sampling for 2008 through 2012 Drilling Programs

WGM examined sections of Altius’ 2008 drill core during its October 2009 site visit and Alderon’s 2010 drill core during its July and November 2010 site visits and found the core for both campaigns to be in good order. The drill logs have also been reviewed and WGM agrees they are comprehensive and are generally of excellent quality. Core descriptions in the logs were found to match the drill core. During WGM’s site visits, sample tickets in the trays were checked and confirmed that they were located as reported in the drill logs. Drill core after

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sampling was also in good order. WGM did not make a site visit during the winter 2011 program and has not viewed the recent drill core or 2011 through 2012 sampling and logging.

A drill core sampling approach using 1 m to 5 m long samples respecting lithological contacts is acceptable practice. Few of the winter 2011 drillholes completely penetrated and tested the entire Rose North zone and core recovery was less than optimum for parts of several of these drillholes. The 2012 drilling on the Rose North deposit was more effective. This sparse drilling and less than optimum recovery is a factor in the Mineral Resource estimate categorization of mineralization in Rose North. WGM agrees that the Library samples do not materially impact assay reliability and/or accuracy.

11.2           Laboratory Sample Preparation and Assaying

SGS Lakefield at its Lakefield, Ontario facility was the Primary assay lab. SGS Lakefield is an accredited laboratory meeting the requirements of ISO 9001 and ISO 17025. SGS Lakefield is independent of both Altius and Alderon. All in-lab sample preparation for both Altius and Alderon was performed by SGS Lakefield at its Lakefield facility. Assaying continues as of the date of this Report.

11.2.1	Altius 2008 Preparation and Assaying

All of Altius’ drill core samples were crushed to 9 mesh (2 mm) and 500 g of riffle split sample was pulverized to 200 mesh (75 µm) and subject to a standard routine analysis including whole rock analysis ("WR") by lithium metaborate fusion XRF, FeO by H2SO4/HF acid digest-potassium dichromate titration providing a measure of total Fe++, and magnetic Fe and Fe3O4 by Satmagan. Neither the Satmagan nor the FeO determinations were completed on all in-field QA/QC materials. A group of 14 samples were analyzed for S by LECO, with sample selection based on visual observation of sulphide in the drill core. A total of 676 samples including in-field QC materials were sent for assay. Sample and analysis statistics are summarized in Table 11.1.

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Table 11.1 : Sampling and Analysis Summary, Altius 2008 Drill Program

Sample Classification	Analysis	Number
Routine	XRF WR, FeO_H and Satmagan	613
S	S	14
In-Field Blank	XRF WR and Satmagan	19
In-Field ¼ Core Duplicate	XRF WR and Satmagan	24
In-Field Standards (TBD-1, SCH-1)	XRF WR and Satmagan	20
SGS Lakefield Preparation Duplicate		7
SGS Lakefield Replicates Analytical Duplicates		22
SGS Lakefield Certified Standards and Blanks	Variable
Note: An additional 52 samples originally drilled as part of the 2008 program were cut and assayed as part of later Alderon programs. Alderon also completed Davis Tube tests on 405 samples from 2008.

11.2.2	Alderon 2010-2012 Sample Preparation

SGS Lakefield remained the Primary laboratory for Alderon’s 2010–2012 exploration programs. Sample preparation for assaying included crushing the samples to 75% passing 2 mm; a 250 g (approximate) sub-sample was then riffled out and pulverized in a ring-and-puck pulverizer to 80% passing 200 mesh. Standard SGS Lakefield QA/QC procedures applied. These included crushing and pulverizing screen tests at 50 sample intervals. Davis Tube tests were also performed on selected samples. The material for the Davis Tube tests was riffled out directly from the pulverized Head samples and therefore the grind was not necessarily optimized to reflect potential mine processing plant specifications or optimum liberation requirements.

Sample statistics for the 2010, winter 2011 and summer 2011 to 2012 programs are summarized in Tables 11.2 to 11.4. These sample totals are generally reliable but may not be completely accurate in comparison to the current project database because of recent updates and revisions.

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Table 11.2 : Sampling and Analysis Summary, Alderon 2010 Drill Program

Sample Classification	Analysis	Number
Routine (2010 program drillholes – excluding 52 samples from 2008 drill core)	XRF WR	4,942
	Satmagan	4,941
	FeO_H	2,718
Routine Davis Tube Tests	Weight recovery	3,557
	XRF_DTC	3,557
	FeO_DTT	1,704
Re-Assay of 2008 Pulps	XRF WR and Satmagan	595
In-Field Blank	XRF WR and Satmagan	173
	FeO_H	81
In-Field 1/4 Core Duplicate	XRF WR and Satmagan	154
	FeO_H	66
In-Field Standards (STD A=FER-4, STD B= SCH-1)	XRF WR and Satmagan	174
	FeO_H	74
Secondary Lab (Inspectorate) Check Assaying	XRF WR	287
	FeO_H by HCL-H2SO3	287
	FeO_H by HF-H2SO4	85
	Satmagan	287
SGS Lakefield Preparation Duplicate	Variable –see text
SGS Lakefield Replicates Analytical Duplicates	Variable –see text
SGS Lakefield Certified Standards and Blanks	Variable –see text
Note : Some samples re-assayed during later programs also included.

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Table 11.3 : Sampling and Analysis Summary, Alderon 2011 Winter Drill Program

Sample Classification	Analysis	Number
Routine	XRF - WR	844
	Satmagan	842
	FeO_H	842
Routine Davis Tube Tests	Weight Recovery	336
	XRF_DTC	335
	FeO_DTT	0
In-Field Blank	XRF WR and Satmagan	29
	FeO_H	24

In-Field 1/4 Core Duplicate	XRF - WR and Satmagan	26
	FeO_H	19
	DT	2
In-Field Standards (STD A=FER-4, STD B= SCH-1)	XRF WR and Satmagan	48
	FeO_H	41
SGS Lakefield Preparation Duplicate	Variable –see text
SGS Lakefield Replicates Analytical Duplicates	Variable –see text
SGS Lakefield Certified Standards and Blanks	Variable –see text
Note: Sample totals are not necessarily the same here as in previous reports since more samples from the program have since been assayed.

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Table 11.4 : Sampling and Analysis Summary, Alderon Summer 2011-2012 Drilling Program

Sample Classification	Analysis	Number
Routine	XRF - WR	5,620
	Satmagan	5,621
	FeO_H	5,619
Routine Davis Tube Tests	Weight Recovery	3,221
	XRF_DTC	3,073
	FeO_DTT	0
In-Field Blank	XRF WR and Satmagan	209
	FeO_H	209
In-Field 1/2 Core Duplicate	XRF - WR and Satmagan	241
	FeO_H	241
	DT	49
In-Field Standards (STD A=FER-4, STD B= SCH-1)	XRF WR and Satmagan	217
	FeO_H	213
SGS Lakefield Preparation Duplicate	Variable –see text
SGS Lakefield Replicates Analytical Duplicates	Variable –see text
SGS Lakefield Certified Standards and Blanks	Variable –see text

11.2.3	Alderon 2010-2012 Sample Assaying

Alderon’s 2010 to 2012 drill core sample assay protocol was similar to the Altius 2008 protocol with WR analysis for major oxides by lithium metaborate fusion XRF requested for all samples and magnetic Fe or Fe3O4 determined by Satmagan. In 2010, however, FeO was not determined on all Heads. For a proportion of 2010 samples, FeO was determined on Heads by H2SO4/HF acid digest-potassium dichromate titration, as previously done. Generally, where FeO on 2010 Heads was not completed, Davis Tube tests were performed. Sample selection criteria for 2010 samples for Davis Tube testwork included magnetite by Satmagan greater than 5%, or hematite visually observed by the core logging geologists. Where Davis Tube tests were completed, Davis Tube magnetic concentrates were generally analyzed by XRF for WR major elements. During the first half of the 2010 program, FeO was also determined in Davis Tube Tails. Alderon made this switch in methodology because it believed Davis Tube Tails were being overwashed. For its winter 2011 program, Davis Tube tests were completed on all samples containing appreciable magnetite, but no determinations of FeO on Davis Tube Tails

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(FeO DTT) were performed. For the summer 2011–2012 programs, FeO was determined on all Head samples, but again no FeO determinations on Davis Tube Tails were completed.

In addition to the "routine" assaying, 175, 0.1 m 2010 samples of half split core were sent to SGS Lakefield for bulk density determination by the weighing-in-water/weighing-in-air method. The purpose of this work was to provide rock density for different rock types and types of mineralization to calibrate DGI’s downhole density probe. These samples were taken from the upper 0.1 m long intervals of routine assay sample intervals, each generally 3 m to 4 m long. After SGS Lakefield completed the bulk density tests, these core pieces were returned to the field so they could be placed back into the original core trays. In addition to the bulk density testwork, 33 sample pulps had SG determined by the gas comparison pycnometer method. Some discussion of these results is under Mineralization, Section 7.2 of this Report.

In 2010, Alderon also cut 58 new samples from the 2008 drill core that had not been previously sampled and assayed. A total of 5,501 routine samples and field-inserted QA/QC materials had Head Assays by XRF completed.

For the 2011 winter program, a total of 947 samples including in-field QC materials were sent for Head assaying to SGS Lakefield. No Secondary Laboratory assaying was done but re-assays of a selection of previous samples was completed.

For the summer 2011 to 2012 programs, 6,287 routine core samples, plus field-inserted QA/QC samples were assayed for WR-XRF, Satmagan and FeO on Heads. In addition, 3,221 samples had Davis Tube tests completed. Davis Tube concentrates were analyzed by WR-XRF. FeO was not determined on Davis Tube products.

Some Check assaying at SGS Lakefield is still continuing as is a program of Check assaying at AcmeLabs, Vancouver, which was chosen as a Secondary Lab.

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11.3           Sampling and Assaying QA/QC

11.3.1	2008 through 2012 QA/QC

For Altius’ 2008 drilling program and for Alderon’s 2010 through 2012 programs, the in-field QA/QC program conducted during initial core sampling involved insertion of Blanks, Duplicates and Standards into the sample stream going to SGS Lakefield. SGS Lakefield also conducted its own in-lab internal QA/QC program. Samples and analysis for both these programs are summarized in the tables shown previously. Alderon’s 2011 program additionally included a Secondary or Referee Check Assay component, which involved the assay of a selection of pulps at Inspectorate Laboratory, located in Vancouver; B.C. Inspectorate holds a number of international accreditations including ISO 17025. Another Check assay program is also underway as of late 2012 at AcmeLabs, Vancouver. AcmeLabs is also accredited under ISO 9001:2000 and ISO/IEC 17025 General Requirements for the Competence of Testing and Calibration Laboratories. Some results have been received, but further checking is being done both at SGS Lakefield and AcmeLabs. Both Inspectorate and AcmeLabs are independent of Alderon.

In-Field QA/QC
In the field, both Altius for the 2008 program and Alderon for the later programs alternately inserted Standard, Blanks and Duplicate samples every 10th routine sample. The material used for Blanks was a relatively pure quartzite and was obtained from a quarry outside of Labrador City. Duplicate samples were collected by quarter sawing the predetermined sample intervals and using ¼ core for the Duplicate sample, ¼ for the regular samples, and the remaining half core was returned to the core tray for reference. The Certified Standard Reference materials used were CANMET’s TBD-1 and SCH-1; CANMET's FER-4 was used when the TBD-1 material was exhausted in the latter half of the 2008 program. This material was pre-packaged in envelopes and, as required, a sachet was placed in a regular sample bag and given a routine sequential project sample number. The Standards were not assayed consistently for all relevant analytes during all programs. Certified and provisional values for iron and selected other elements for these three Standards are listed in Table 11.5.

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Table 11.5 : Certified Standard Reference Materials Used for the In-Field QA/QC Programs - Altius 2008 and Alderon 2010

Standard ID	Material	Certified Values
		%Fe	%FeO	%SiO2	%Mn	%P	%S
SCH-1	Schefferville Hematite IF	60.73	NA	8.087	0.777	0.054	0.007
TDB-1	Saskatchewan - Diabase	10.4	NA	50.2	0.1577	0.08	0.03
FER-4	Sherman Mine Ontario – cherty magnetite IF	27.96	15.54	50.07	0.147	0.057	0.11

Figures 11.1 and 11.2 respectively, show TFe_H and magFe_Sat results for the field-inserted Certified Reference Standards for all drilling programs 2008 through 2012. Results are only shown for FER-4 and SCH-1, as there are few instances of TDB-1. Certified Reference values are not available for magFe and determination of magFe in the Standards was not completed for all programs. Figure 11.1 also shows results for field-inserted Blanks.

Figure 11.1 : TFe_H Results for the Field-Inserted Certified Reference Standards for all Drilling Programs 2008 through 2012

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Figure 11.2 : MagFe_Sat Results for the Field-Inserted Certified Reference Standards for all Drilling Programs 2008 through 2012

In general, the Standards and Blanks performed well as indicated by the clustering of results and the concentration averages, which are close to the Certified Reference values summarized in the previous tables. There is however, some scattering of results, particularly for determinations of magFe for both Standards and Blanks and there are several samples that obviously were misidentified that in WGM’s opinion should have been followed-up to identify the issue and re-assay as required. One Blank returned 27.7% TFe and also was high in magFe and FeO. It is probably FER-4, rather than a Blank. If the issue cannot be resolved in the field by reviewing archived core and sample books, then re-assaying of this and adjacent samples is required.

Figures 11.3 to 11.6 present %TFe and %magFe_Satmagan, and FeO and Davis Tube results for analysis of Duplicate ¼ drill core samples for drilling programs 2008 through 2012. Generally, Duplicate and Original results are strongly correlated. A few outliers can be identified that represent errors made in the field or in the lab, but generally, the results indicate that

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assays are precise. In WGM’s opinion, checking and resolution of possible errors should be completed.

Figure 11.3 : Results for Duplicate ¼ Split Drill Core Samples - %TFe_H – 2008 through 2012 Programs

Figure 11.4 : Results for Duplicate ¼ Split Drill Core Samples – %magFe Satmagan_H – 2008 through 2012 Programs

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Figure 11.5 : Results for Duplicate ¼ Split Drill Core Samples - %FeO_H – 2008 through 2012 Programs

Figure 11.6 : Results for Duplicate ¼ Split Drill Core Samples - %DTWR – 2008 through 2012 Programs

Primary Laboratory (SGS Lakefield) QA/QC
As aforementioned, SGS Lakefield is an accredited laboratory and operates its own internal QA/QC program. Its internal QA/QC for the 2008 through April 2012 programs were similar and included screen tests for crushing and pulverizing, Preparation Duplicates (Replicates),

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Preparation Blanks, Analytical Duplicates, and Blanks and Standards. These Quality Control analyses were completed both on Heads and Davis Tube products.

Preparation Duplicates or Replicates are second pulps made by splitting off a second portion from a coarse reject. SGS Lakefield prepared and assayed Preparation Duplicates and Preparation Blanks at a rate of one every 50 to 70 routine samples. Analytical Duplicates, which involved a new fusion and disc, were prepared and assayed at a frequency of one sample every 20 to 25 routine samples.

Results for Preparation Duplicates (Replicates) and Analytical Duplicates for the 2008 through 2012 programs for selected elements are shown on the figures in the following section of this Report.

WGM has not performed a comprehensive review of the results from SGS Lakefield’s internal QA/QC program and is relying on it as an accredited expert. Table 11.6 however, shows results for the Certified Reference and other Standards that SGS Lakefield assayed as part of the 2008 through 2012 programs for its monitoring and control of Head analysis for iron determined by XRF.

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Table 11.6 : Summary Results for SGS Lakefield Lab Standards for Head Analysis Fe2O3 2008 – 2012 Programs

Standard ID	Certified Value TFe (%)	Count Samples	Avg TFE (%)	Min TFE (%)	Max TFE (%)
120c		1	0.74	0.74	0.74
607-1	30.89	29	30.87	30.43	31.4
676-1	39.76	2	39.73	39.73	39.73
680-1	59.98	1	59.8	59.8	59.8
681-1	33.21	52	33.24	32.87	33.57
879-1	18.97	3	18.74	18.6	18.88
BCS-313/1	0.00839	6	0.01	0.01	0.03
BCS-369	7.2	1	7.2	7.2	7.2
GBM304-15		2	18.64	18.6	18.67
GBM904-15		10	14.26	14.06	14.41
GBW03114	0.336	1	0.34	0.34	0.34
GIOP-31	37.4	9	37.48	37.28	37.63
GIOP-32	30.2	5	30.33	30.22	30.5
GIOP-39	56.6	10	56.68	56.44	57
IPT 51	0.83	3	0.83	0.83	0.84
IPT 72	0.06	3	0.06	0.06	0.06
IPT123	65.1	27	64.98	64.56	65.54
Lithium Blank		4	0.01	0.01	0.01
Lkfd-SamplePrepBLK		4	1.47	0.13	5.42
NBS-69b		1	4.9	4.9	4.9
NCSDC14004a	65.58	7	65.55	65.33	66.03
NCSDC14004b	62.79	6	62.89	62.67	63.16
SARM-12	66.6	137	66.59	66.17	67.22
SARM-42	3.273	4	3.28	3.2	3.34
SARM-5	8.84	3	8.98	8.88	9.02
SARM-73		3	6.66	6.64	6.69
SCH-1	60.73	126	60.77	60.29	61.34
STD SO-18		8	5.27	5.24	5.32
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Standard ID	Certified Value TFe (%)	Count Samples	Avg TFE (%)	Min TFE (%)	Max TFE (%)
SY4	4.34	32	4.37	4.32	4.44
29		500

The table shows that 29 different Standards were used by SGS Lakefield during the drilling programs to monitor assays received for Fe in Heads. These Standards were sourced from a number of different providers and some, in fact, are Standards SGS Lakefield themselves have developed. All are not certified for Fe and different Standards were used for different analytes. The certified value for the Standard, where available, is listed in Column 2. Column 3 lists the number of instances the designated Standard was used and reported on its Certificates of Analysis. The last three columns present the average, minimum and maximum assay value SGS Lakefield reported for the assay of the Standard.

To monitor determinations of magFe by Satmagan, SGS Lakefield uses a set of Standards that are set mixtures of magnetite and quartz. Table 11.7 shows results for 237 of these Standards used for Head analysis. All of these 237 results are, however, from the summer 2011 through 2012 program and none from prior programs. Before this date, analytical results for these Satmagan Standards were either not posted on SGS Lakefield’s certificates or these Standards were not used.

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Table 11.7 : Summary Results for SGS Lakefield Lab Standards for Head Analysis magFe Summer 2011–2012 Program

STD ID	Certified Value magFe(%)	Count Samples	Avg MagnFe_Sat (%)	Min MagnFe_Sat (%)	Max MagnFe_Sat (%)
Sat-000	0	2	0.2	0.2	0.2
Sat-001	0.7	36	0.88	0.7	1.2
Sat-005	3.6	49	3.67	3.5	3.9
Sat-010	7.2	55	7.34	7	7.7
Sat-025	18.1	52	17.97	17.4	19
Sat-050	36.2	37	35.53	34	36.9
Sat-075	54.3	3	54.2	54.2	54.2
Total		237

Table 11.8 summarizes results for SGS Lakefield’s determination of FeO on Heads.

Table 11.8 : Summary Results for SGS Lakefield Lab Standards for Head Analysis FeO 2008–2012 Programs

STD ID	Certified Value FeO(%)	Count Samples	Avg FeO_Tit (%)	Min FeO_Tit (%)	Max FeO_Tit (%)
607-1	7.65	4	7.66	7.65	7.68
609-1		33	20.1	19.65	20.43
681-1		15	9.26	8.46	17.9
FER-1	23.34	100	23.32	23.06	23.6
FER-2	15.24	19	15.88	15.26	23.48
FER-3		25	13.83	13.67	14
FER-4	15.54	82	15.64	15.29	15.83
GIOP-31		1	27.6	27.6	27.6
Lkfd-SamplePrepBLK		3	0.17	0.15	0.18
MO1-1		9	11.26	11.05	11.37
MW-1	1.75	137	1.72	1.6	1.88
SARM-12		2	0.37	0.36	0.38
12		430

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Standards 681-1 and FER-2 show irregularities as the range of values listed are too wide. FER-2 probably includes an instance of FER-1. The source of the error for Standard 681-1 is not as obvious.

The results indicate that the Certified Reference Standards performed well for the 2008 through 2012 programs. The averages for the Standards assayed at SGS Lakefield through a range of analytes are very close to the Certified Reference values. Further analysis shows that most assays are closely clustered along Constant Value Lines, but there are however occasionally, assays that indicate either a Standard was misidentified in the field or mixed-up in the lab. These types of irregularities are not “material” because they are infrequent, but nevertheless, scrutinizing the data for these issues and taking action to resolve these issues results in higher quality data and should always be done.

11.3.2	Supplemental QA/QC

In August 2012, WGM completed a brief review of assay and QA/QC results for Alderon’s summer 2011 through 2012 drilling campaign. MagFe results for Satmagan and Davis Tube were compared where determinations for a sample were done by both methods, checked for magFe exceeding TFe and for negative values less than -2%, for calculated hmFe, and otherFe for all samples in the dataset. WGM brought to Alderon’s attention instances of samples suspected of having assay issues. WGM also warned that SGS’s tests were not very comprehensive and recommended further Check assaying be completed. WGM further recommended that a selection of 200 samples have SG determinations completed at SGS Lakefield. The samples for SG determinations were selected to represent intervals that had the highest and lowest downhole DGI probe densities.

All of the samples selected by Alderon could not be located for re-assaying. In total, 276 samples were re-assayed at SGS Lakefield for WR-XRF, Satmagan and FeO. SG was determined on 270 samples by gas comparison pycnometer.

The new assay values were substituted into the project database by Alderon. The Mineralization, Section 7.2 in this Report contains comments pertaining to the new SG results. The new Check assays confirmed some of the original Davis Tube magFe values, while for

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other cases confirmed the original Satmagan values were correct. All of the negative calculated hmFe values were eliminated in the re-assays. For some of the samples, the negative otherFe values were eliminated, but for most of the samples selected for Check assaying, because of this type of issue, the small negative otherFe values were maintained. This result indicates that using a value of -2%, otherFe as threshold for selecting questionable samples may be too severe. Figure 11.7 is a plot of magFe from DT versus magFe from Satmagan. This plot includes the supplemental Check assaying incorporating corrections arising from this Check assaying.

Figure 11.7 : magFe from Davis Tube versus magFe from Satmagan

The plot shows that there still remain a number of samples where magFe from the two methods does not agree well. Some of these data points will be the samples that were previously identified but could not be located for re-assaying, but many are other samples. Since not all samples had DT tests completed, more rather than less discrepancies are in fact present and for thorough checking, adjacent samples to the suspect sample, as well as the suspect samples, require Check assaying.

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Secondary Laboratory – Inspectorate Check Assay Program 2011
Two hundred and eighty-seven pulps from eight different Alderon drillholes representing different lithology and mineralization were forwarded to Inspectorate Labs, Vancouver, in January 2011.

Analysis for WR by XRF, S, FeO by potassium dichromate titration and Satmagan were completed. Initially, the FeO analysis was completed using a HCL-H2SO4 digestion. Subsequently, a selection of samples was reanalyzed using a HF-H2SO4 digestion. The HF - H2SO4 digestion is similar to SGS Lakefield’s digestion and is required in order to break down silicates so near total Fe can be measured. Figures 11.8 to 11.12 show Inspectorate assays versus SGS Lakefield’s original results for corresponding samples.

Figure 11.8 : %TFe_H at Inspectorate vs. SGS Lakefield

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Figure 11.9 : %FeO_H by HF-H2SO4 Digestion at Inspectorate vs. SGS Lakefield

Figure 11.10 : %magFeSat at Inspectorate vs. SGS Lakefield

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Figure 11.11 : %MnO_H at Inspectorate vs. SGS Lakefield

Figure 11.12 : %SiO2_H at Inspectorate vs. SGS Lakefield

The WR Check assaying results indicate that SGS Lakefield’s assays of TFe, SiO2 and MnO are reliable and unbiased. The FeO results from Inspectorate are strongly positively correlated with original SGS Lakefield results, but are biased slightly lower. The Satmagan determinations completed at Inspectorate are also highly correlated with original SGS Lakefield results but are

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systematically biased slightly higher. If Inspectorate’s Satmagan and FeO results are more accurate than SGS Lakefield’s, it would mean that estimates of %magFe for the Mineral Resource estimate are perhaps slightly low. Assuming Inspectorate’s FeO and Satmagan are more correct than SGS Lakefield’s, then the estimated %hmFe probably would not change much because Inspectorate’s results are both higher in magnetic Fe and lower in FeO.

The samples at Inspectorate were also assayed for S and only a few samples from the Project have been previously assayed for S. The new S results confirm that mineralization is generally low in S but there are occasional intervals with S at levels of 1% to 3%. WGM recommends that Alderon check these samples against drill logs, and, if required, against archived drill core to confirm if possible, the presence of sulphides in these sample intervals.

Secondary Laboratory – AcmeLabs Check Assay Program 2012
Alderon is in the process of completing another Secondary Laboratory or Reference Check assaying program as of October 2012. Alderon selected 106 samples from 2011 and 2012 drillholes previously prepared and assayed at SGS Lakefield. Of these, SGS Lakefield managed to find 88. SGS Lakefield prepared 1-kg riffle-split cuts from homogenised coarse rejects and these samples were forwarded to AcmeLabs, Vancouver. Alderon requested that each be analysed by WR-XRF, Satmagan and FeO (AcmeLabs codes: 4X30, SAT and G806) similar to original SGS Lakefield assaying.

AcmeLabs’ preparation protocol R200-250 was applied. Each sample was homogenised; 250 g was riffle split out and pulverized to 85% passing 200 mesh (75 microns). The crusher and pulverizer were cleaned by brush and compressed air between routine samples. Granite/Quartz wash scours equipment after high-grade samples, between changes in rock colour and at end of each file. Granite/Quartz is crushed and pulverized as first sample in sequence and carried through to analysis. The determination of FeO was done by a similar extraction as used at SGS Lakefield–H2SO4-HF. Davis Tube tests were also completed using a subsample from the pulp prepared for the Head analysis.

Figures 11.13 to 11.16 compare AcmeLabs results for TFe, magFe, FeO and MnO all on Heads, against original assays completed by SGS Lakefield.

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Figure 11.13 : %TFe on Heads at AcmeLabs versus SGS Lakefield

Figure 11.14 : %magFe on Heads by Satmagan at AcmeLabs versus SGS Lakefield

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Figure 11.15 : %FeO on Heads at AcmeLabs versus SGS Lakefield

Figure 11.16 : %MnO on Heads at AcmeLabs versus SGS Lakefield

The plots for the four parameters show high degrees of correlation between the two labs with no apparent bias, although the plot for MnO shows a number of scattered results. The indications are that the assays are generally accurate.

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11.4           WGM’s Comments on 2008 through 2012 Assaying

Alderon’s 2010 and 2011 programs included credible sampling, assaying and QA/QC components that helped to assure quality exploration data. Its programs included the relogging of Altius’ 2008 core and the re-assaying of a selection of Altius’ samples. QA/QC protocols for both Altius’ and Alderon’s programs included in-field insertion of Standards, Duplicates and Certified Reference Standards. In addition, Alderon supplemented its 2010 and 2011 through 2012 regular assaying with Secondary Laboratory Check assaying. Alderon maintained active monitoring of field-QA/QC results as they were received. A tracking table was used to track QA/QC issues.

Some errors and inconsistencies in logging, sampling and assaying are identifiable from results and WGM strongly believes Alderon should have applied a much more rigorous approach towards defining assay/sampling issues and re-assaying suspect samples during the assay program. WGM also, during its check of Alderon’s Project database, identified some certificates of analysis not included in the database but understands this issue has now been rectified. There remain a significant number of assay/sample irregularities or sample/assay errors in the Project database that are unresolved. Despite the aforementioned issues, WGM has not identified any material errors that delegitimize logging, sampling and/or assaying results and believes program results are of sufficient quality to support the Mineral Resource estimate.

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12.           DATA VERIFICATION

WGM Senior Associate Geologist, Richard Risto, P.Geo., visited the Property twice in 2010 while Alderon’s drilling program was in progress. The first visit was completed between August 3rd and August 6th and the second visit was completed between November 1st and November 3rd, 2010. This initial visit was to initiate the project review process. Alderon’s Chief Geologist, Mr. Edward Lyons, P.Geo., (BC), géo (QC), P.Geo., (NL) and Doris Fox, P.Geo., Kami Project Manager, EGM Exploration Group Management Corp., now Forbes West (an Alderon Associate Company) were hosts for the visit. Mr. Risto reviewed drilling completed to date, proposed drilling strategy, deposit interpretation, logging and sampling procedures and visited the Property to see previous drilling sites and drilling in progress. Mr. Risto reviewed with the Project Manager the details of the planned work program, including the Company’s analytical and testing protocols to facilitate the planned Mineral Resource estimate.

The November site visit was made as the completion of the drilling program was pending with approximately 3,000 m remaining to be drilled. The purpose of this site visit was to review new data and ongoing drilling plans and for the collection of independent samples. Alderon Chief Geologist, Mr. Edward Lyons was again host for the visit. Mr. Risto reviewed drilling completed to date, proposed drilling strategy for the remainder of the program, discussed deposit interpretation, collected independent drill core samples and again visited the Property to check drilling sites.

In October 2009, WGM Senior Geologist, David Power-Fardy, P.Geo., accompanied by EGM Representative, Mr. Stewart Wallis, P.Geo., and Altius Representative Ms. Carol Seymour, Geologist, completed a site visit on the Project. Drill core was reviewed at Altius’ core storage facility in Wabush on October 6th and again on October 8th. Facilitated by helicopter, Mr. Power-Fardy, Mr. Wallis and Ms. Seymour visited the Property on October 7th. WGM independently collected fifteen samples from 2008 drillholes and these samples were sent to SGS Lakefield for analysis.

While checking the drill sites during their July 2010 site visit, WGM found that the drill collars were not labeled, therefore it was not possible to confirm individual drillhole identity.

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WGM recommended that collars be labelled when the drills dismount, or very shortly thereafter. During its November 2010 site visit, WGM found that the collars were now labelled and capped. WGM validated drillhole locations in the field using a handheld GPS and checked casing inclinations. Mr. Risto found that his Eastings and Northings closely matched those in Alderon’s database within a few meters, and dips closely matched database dips to within ±3°. WGM also validated logging and sampling procedures. Check logging and checking sample locations in core trays validated Alderon’s logging and sampling. Part of the work plan regarding the Mineral Resource estimate was to have WGM check a random selection of assays, Alderon’s database versus SGS Lakefield’s analytical certificates. During this process, some omissions and errors were identified, which were communicated to Alderon and were subsequently corrected. Based on data provided by Alderon, assay Quality and Control was completed by WGM, independently of Alderon. WGM also independently completed the calculations leading to the estimates of %hmFe used in the Mineral Resource estimate and formulated the SG model.

Table 12.1 lists locations for WGM’s eleven independent samples collected in 2010, as well as the samples collected from Altius’ drill core during WGM’s 2009 site visit. Table 12.2 provides the analytical results for all of the 2008 and 2010 WGM independent samples and the corresponding Alderon and Altius assay results for the original samples. The Alderon and WGM 2010 samples represent different halves of the split core. WGM’s 2009 samples were quarter core samples. Figure 12.1 to Figure 12.5 illustrate the results graphically.

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Table 12.1 : Summary of WGM Independent Second Half Core Sampling

WGM ID	Sample_ID	Drillhole_ID	From (m)	To (m)	Lith Code
KWGM-01	NL03634	K-10-83	306.60	310.00	HIF
KWGM-02	NL04545	K-10-83	592.00	595.00	MIF
KWGM-03	NL04231	K-10-85	230.00	233.00	MIF
KWGM-04	NL03537	K-10-85	44.00	47.00	QCIF
KWGM-05	NL04229	K-10-85	224.00	227.00	HIF
KWGM-06	NL04133	K-10-84	333.00	336.00	MIF
KWGM-07	NL04974	K-10-81A	308.00	310.00	MHIF
KWGM-08	NL01407	K-10-37A	591.00	594.00	SIF
KWGM-09	NL00530	K-10-27	652.00	655.00	MIF
KWGM-10	NL02404	K-10-63	14.00	16.00	MIF
KWGM-11	NL02965	K-10-46	42.50	44.60	HMIF

2663	2016	K-08-01	74.40	79.40	MHIF
2664	2148	K-08-07	33.00	36.40	MIF
2665	2372	K-08-13	75.10	78.00	MIF
2666	4510	K-08-19	69.23	71.64	MIF
2667	4592	K-08-21	36.91	39.60	MIF
2668	2440	K-08-16	306.75	311.66	MIF
2669	2121	K-08-06	117.00	122.00	MIF
2670	2078	K-08-02	85.65	90.65	MIF
2671	2383	K-08-15	115.23	116.23	MIF
2672	4614	K-08-24	247.50	249.62	MIF
2673	4534	K-08-20	216.95	221.95	MIF
2674	4580	K-08-20	400.27	402.89	MIF
2675	2139	K-08-08	88.95	93.95	MIF
2676	2003	K-08-01	14.20	16.60	MIF
2677	2495	K-08-18	286.32	291.32	HIF

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Table 12.2 : Comparison of Analytical Results - WGM Independent Sample Assays versus 2008 and 2010 Original Sample Assays

Sample ID	TFe (%)	magFe (%)	FeO (%)	SiO2 (%)	TiO2 (%)	Al2O3 (%)	MgO (%)	CaO (%)	Na2O (%)	K2O (%)	Mn (%)	P2O5 (%)	S (%)	SG
NL03634	32.17	0.05	0.72	32.20	0.01	0.03	1.46	2.46	1.98	0.01	9.14	0.04
KWGM-01	31.89	0.10	0.77	32.80	0.01	0.07	1.54	2.46	2.10	0.01	9.37	0.04		3.92

NL04545	33.01	30.10	16.78	38.60	0.01	0.28	2.43	3.21	0.06	0.02	1.84	0.06
KWGM-02	29.38	27.40	14.75	45.40	0.01	0.27	2.30	2.93	0.07	0.04	1.56	0.06		3.44

NL04231	33.08	27.40	18.96	45.30	0.01	0.15	3.55	1.50	0.01	0.03	0.94	0.05
KWGM-03	32.45	27.80	18.60	46.20	0.01	0.15	3.61	1.27	0.02	0.03	0.92	0.05		3.58

NL03537	15.53	1.50	19.07	46.20	0.01	0.17	5.44	8.14	0.02	0.01	0.72	0.06
KWGM-04	14.34	1.40	17.79	50.10	0.01	0.11	4.98	7.81	0.02	0.01	0.65	0.05		3.20

NL04229	36.79	0.60	1.18	36.30	0.02	0.12	1.82	2.36	0.05	0.09	2.08	0.03
KWGM-05	36.23	1.20	1.26	36.60	0.01	0.09	1.75	2.28	0.07	0.09	1.98	0.03		3.75

NL04133	33.71	32.60	13.80	49.40	0.01	0.10	0.56	1.17	0.01	0.01	0.68	0.03
KWGM-06	34.34	34.10	14.30	47.70	0.01	0.09	0.51	1.15	0.01	0.01	0.69	0.04		3.63

NL04974	29.94	12.20	5.97	48.60	0.01	0.16	2.04	2.20	0.03	0.02	0.59	0.03
KWGM-07	28.47	11.90	5.98	51.10	0.01	0.16	2.10	2.22	0.02	0.01	0.58	0.03		3.36

NL01407	23.57	1.10		50.90	0.10	0.90	3.50	1.46	0.04	0.13	1.79	0.17
KWGM-08	21.05	0.90	26.13	58.00	0.09	0.74	3.31	1.11	0.05	0.13	1.53	0.14		3.28

NL00530	28.96	23.50		42.60	0.01	0.05	1.78	5.58	0.01	0.01	1.61	0.02
KWGM-09	28.89	23.10	11.11	43.90	0.01	0.01	1.65	5.15	0.02	0.01	1.46	0.02		3.52

NL02404	31.06	18.40	24.68	46.10	0.01	0.10	2.19	2.32	0.05	0.01	2.62	0.02
KWGM-10	30.99	18.10	25.05	46.70	0.01	0.08	2.19	2.27	0.04	0.01	2.56	0.01		3.57

NL02965	18.26	2.20		58.20	0.04	0.11	0.41	5.47	0.04	0.01	2.88	0.02
KWGM-11	17.56	2.40	1.47	60.80	0.03	0.04	0.32	4.62	0.06	0.01	2.54	0.02		3.20

02016	36.93	28.00	11.90	36.50	0.01	0.08	1.35	3.79	0.01	0.01	1.19	0.02
2663	36.16	27.20	11.96	37.30	0.01	0.06	1.34	3.85	0.01	0.01	1.15	0.02	0.01	3.60

02148	29.10	15.00	25.30	42.80	0.03	0.27	4.00	3.59	0.03	0.04	1.12	0.06
2664	32.17	22.50	22.99	42.40	0.02	0.26	2.66	2.60	0.03	0.03	1.05	0.05	0.01	3.51

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Sample ID	TFe (%)	magFe (%)	FeO (%)	SiO2 (%)	TiO2 (%)	Al2O3 (%)	MgO (%)	CaO (%)	Na2O (%)	K2O (%)	Mn (%)	P2O5 (%)	S (%)	SG
NL03634	32.17	0.05	0.72	32.20	0.01	0.03	1.46	2.46	1.98	0.01	9.14	0.04
02372	24.27	22.70	13.05	48.30	0.01	0.12	2.98	5.42	0.10	0.01	0.26	0.03
2665	24.06	22.00	12.99	48.80	0.01	0.14	3.07	5.48	0.02	0.01	0.23	0.02	0.18	3.19

04510	25.81	21.90	10.48	48.60	0.01	0.02	2.81	5.27	0.01	0.01	0.22	0.01
2666	26.65	21.40	10.70	46.60	0.01	0.01	2.81	5.62	0.10	0.01	0.22	0.01	0.01	3.30

04592	28.26	26.80	14.53	43.40	0.01	0.02	2.35	5.54	0.01	0.01	0.88	0.02
2667	28.82	27.90	14.49	44.80	0.01	0.01	2.21	4.91	0.01	0.01	0.78	0.01	0.01	3.37

02440	40.15	40.30	17.73	37.90	0.01	0.18	1.63	1.96	0.07	0.03	0.39	0.04
2668	40.99	41.10	18.61	35.80	0.01	0.37	1.79	2.20	0.02	0.03	0.42	0.03	0.01	3.70

02121	32.03	32.00	12.13	46.20	0.02	0.22	3.37	1.31	0.01	0.12	0.74	0.05
2669	32.94	33.00	14.79	45.60	0.01	0.23	3.35	1.32	0.02	0.13	0.70	0.05	0.01	3.52

02078	28.40	27.00	14.58	45.60	0.10	1.96	3.61	2.38	0.43	0.48	0.53	0.07
2670	28.75	27.00	14.67	46.40	0.08	1.71	3.52	2.39	0.34	0.42	0.52	0.08	0.04	3.37

02383	33.08	29.00	19.23	43.10	0.01	0.18	3.16	2.32	0.07	0.03	0.74	0.04
2671	30.99	26.40	18.31	46.30	0.01	0.17	3.20	2.30	0.01	0.03	0.72	0.03	0.01	3.42

04614	32.31	25.90	17.64	40.70	0.06	0.97	1.61	4.19	0.01	0.02	0.72	0.06
2672	30.92	26.40	15.70	44.80	0.02	0.31	1.50	4.18	0.01	0.01	0.63	0.05	1.77	3.38

04534	36.30	36.20	15.24	38.50	0.02	0.14	2.34	2.85	0.01	0.02	1.86	0.05
2673	35.46	36.10	14.70	39.10	0.01	0.15	2.35	2.73	0.13	0.02	1.77	0.04	0.01	3.56

04580	33.57	31.60	15.87	45.90	0.02	0.26	2.85	1.26	0.01	0.05	0.87	0.05
2674	32.24	30.80	15.26	46.60	0.02	0.29	2.86	1.30	0.01	0.05	0.81	0.05	0.01	3.39

02139	21.75	22.00	10.78	52.70	0.01	0.09	2.59	5.00	0.01	0.02	1.57	0.03
2675	25.60	25.60	11.95	49.10	0.01	0.07	2.29	4.43	0.01	0.01	1.56	0.03	0.01	3.30

02003	31.41	31.00	15.02	41.40	0.01	0.14	3.40	0.50	0.01	0.01	4.9	0.04
2676	32.17	31.90	15.42	41.40	0.01	0.12	3.33	0.50	0.01	0.01	4.57	0.03	0.02	3.59

02495	27.42	0.40	0.76	48.60	0.03	0.47	3.08	2.53	0.01	0.29	0.96	0.03
2677	27.21	0.50	0.62	50.00	0.02	0.42	2.98	2.59	0.07	0.25	0.96	0.03	0.02	3.35
Notes: Alderon and Altius samples and results are shaded. WGM 2008 samples were quarter core; 2010 samples were half split core.

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Figure 12.1 : %TFe_H for WGM Independent Sample vs. Alderon or Altius Original Sample

Figure 12.2 : %magFe_H (Satmagan) for WGM Independent Sample vs. Alderon or Altius Original Sample

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Figure 12.3 : %FeO_H for WGM Independent Sample vs. Alderon or Altius Original Sample

Figure 12.4 : %SiO2_H for WGM Independent Sample vs. Alderon or Altius Original Sample

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Figure 12.5 : %Mn_H for WGM Independent Sample vs. Alderon or Altius Original Sample

Assay results for WGM independent samples and corresponding Alderon samples are generally strongly related, indicating generally reliable and precise assays and the minimal probability of any sample mix-ups in the field or in the lab. Two samples, KWGM-02 and KWGM-08 reported SiO2 assays that differ noticeably from Alderon’s original values, however, assays for other components in these same two samples are generally within 1% to 2% of each other. Similarly, %magFeSat for WGM’s 2009 sample 2664 and corresponding Altius sample 02148 shows more variance than might be expected, however, other assay components are within a close range. WGM concludes Alderon and Altius sampling and assaying as generally reliable.

Recent Data Verification Work
No site visits have been completed by WGM since the end of 2010. For the purpose of achieving the Feasibility Study as documented herein, WGM completed a number of data review tasks. These included:

1.
Review of a random selection of Certificates of Analysis from SGS Lakefield. A number of the certificates reviewed were provided directly by SGS Lakefield; others were from Alderon’s records. WGM found all assays in the database were traceable back to certificates and were correctly entered into Alderon’s assay database. However, WGM did locate a certificate for which its assays were not in the database. Following this correction, and additional database issues defined during WGM’s database review, Alderon revised the Project database. WGM understands that during this redesign, Alderon fixed this issue of assays from certificates not entered;

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2.	WGM reviewed collar and downhole survey data for the Project by comparing database entries with data in various survey contractor reports. This issue is described in Section 10 of this Report;

3.
WGM completed a review of calculations concerning hmFe and the balance between TFe in Heads from XRF, magnetic iron from Davis Tube tests and Satmagan and Fe from FeO titration completed on Heads. The outcome of this was a list of samples in which various iron determinations were not in agreement and consequently some assay errors were suspected. Alderon ordered a re-assaying by the laboratory of many of these samples and indeed some assay errors were found; these new assays replaced original assays in the project database. This process is described in Section 7.3 of this Report);

4.
WGM completed a review of recent project QA/QC assay data which is described in Section 11.3 of this Report. The outcome of this, together with the iron balance review described under Point 3 (above), was that Alderon should have been more proactive in completing more check assaying through the duration of the Project, as recommended by WGM in the 2011 PEA; and

5.
WGM completed a review of sample density/SG data. This review led to WGM making additional recommendations for the determination of SG on 200 samples. These determinations were completed at SGS Lakefield and the results are described in Section 7.3 of this Report.

December 2012

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13.           MINERAL PROCESSING AND METALLURGICAL TESTING

This Feasibility Study (FS) is based on a completed metallurgical test program aimed at improving and confirming the process flowsheet developed during the Preliminary Economic Assessment (PEA) Study. Results from the testwork were used to determine process performance parameters such as ore throughput, Fe and weight recoveries, final concentrate grade (including key elements such as Fe, SiO2, Mn) and particle size. The key process performance parameters were used as the basis for establishing ore requirements from the mine, sizing of equipment and ultimately to estimate project capital and operating costs, which in turn were used for performing the economic and financial evaluation of the Project. In developing the process design, the FS aims to satisfy the following general project criteria;

▪	Minimize project risk by using simple and proven processing steps;
▪	Minimize project initial capital cost;
▪	Minimize operating costs;
▪	Maximize product application flexibility allowing Alderon to market a concentrate of a high quality level that can be used by customers for a wide range of sintering applications.

The ore mineralogical and metallurgical characteristics will ultimately determine process performance as well as product properties. The Kami ore body can be classified into three general mineralization types; a hematite-rich component with a relatively small quantity of magnetite, a mixed hematite and magnetite component and a predominantly magnetite-rich component. All three mineralization types have been observed in the Rose Central and the Rose North sectors, which make up the Rose deposit. Initially, it was thought that the mineralogy of both Rose Central and Rose North zones was similar, but geological observation and mineralogy analysis have revealed some notable differences during the course of the FS. While there is no indication of weathering in Rose Central, the Rose North limb shows the parallel profile overprinted by the Cretaceous-aged two-staged deep weathering. The first stage appears to be eH-Ph neutral to basic with low oxidation of the iron minerals. The second stage is more oxygen-rich and likely acidic with the formation of the iron hydroxides limonite, goethite, and occasionally red earthy hematite. As a result, the Kami ore body is considered having six different ore type units as described below:

13-1

▪
RC-1: Stratigraphic base of iron formation in the Rose Central part of the Rose deposit which consists mainly of hematite with manganese (Mn) in silicate gangue (rhodonite) and generally less than about 5% magnetite, except at the margins where it can be up to 25%.

▪
RC-2: Stratigraphic center of iron formation in the Rose Central part of the Rose deposit which consists of a mixture of magnetite with variable amounts of hematite in interbedded layers. The amount of magnetite is greater than hematite. The amount of Mn in magnetite ranges between 0.7% to more than 3%. Mn also occurs as Mn-carbonate (rhodochrosite).

▪
RC-3: Stratigraphic top of iron formation in the Rose Central part of the Rose deposit which is composed of mainly magnetite with generally less than about 5% hematite. It contains some Mn in magnetite with the amount of up to 0.7% generally occurring as an interstitial element in the magnetite.

▪
RN-1: The first stage effect is that the specular hematite in the original metataconite becomes coarser hematite crystals and the gangue quartz is leached and porous, which leads to an increase in relative percent of hematite in the Rose North part of the Rose deposit. The Mn minerals are oxidized to psilomelane and rarely pyrolusite (MnO2). This can be seen in several deeper holes where the residual equivalent of RC-1 was encountered from minimally to pervasively weathered. Stage 2 iron hydroxides overprint this Stage 1 oxidation as veins, patches, and larger cells.

▪
RN-2: This unit of the Rose North part of the Rose deposit consists of intermixed hematite and magnetite with the latter dominating. Mn frequently appears as powdery psilomelane and occasional crystalline pyrolusite in limonite-goethite cavities.

▪
RN-3: This unit of the Rose North part of the Rose deposit consists predominantly of fine-grained magnetite with minor hematite. It has undergone less intense Stage 2 weathering, likely due to the stability of magnetite, but the weathering still affects this unit.

13.1           Testwork Plan

This section presents the test plans for this FS as well as for testwork performed previously on the Kami Property iron ore deposits.

13.1.1	Historical Testwork

In 2009, Altius Resources, former owner of the Property, conducted what can be considered to be a high-level metallurgical baseline characterization of the Rose Central part of the Rose

13-2

deposit. A single composite sample made from two drill cores taken from the Rose Central part of the Rose deposit was sent to SGS Mineral Services (SGS) where testwork was performed with the following objectives:

▪	To perform a preliminary evaluation of ore grindability (Bond rod mill and Bond ball mill);
▪	To perform baseline beneficiation tests to evaluate the ore’s amenability to magnetic and gravity concentration;
▪	To recommend a conceptual flowsheet.

Details of the testwork are presented in a report issued by SGS (McKen and Wagner, 2009).

13.1.2	PEA Study Metallurgical Testwork Plan

A metallurgical testwork program was developed by BBA Inc. at the early stages of the PEA Study, in order to characterize the Kami Property ore body, specifically for the Rose Central part of the Rose deposit and the Mills deposit. At that time, no samples from the Rose North part of the Rose deposit were available. The objective of the testwork was to evaluate the ore’s amenability to be processed by gravity separation and/or by magnetic separation in order to produce a commercially acceptable concentrate that would allow for the economic development of the Kami Iron Ore Project. An important part of the testwork consisted of evaluating the Fe liberation size with the objective to achieve a concentrate particle size distribution as coarse as possible (while maintaining an acceptable Fe recovery and grade), in order to provide maximum suitability for sinter feed applications.

Testwork results were used in defining a preliminary process flowsheet and assessing key process and metallurgical performance parameters. The test plan was developed, considering the historical testwork results, and the testwork was conducted as follows by SGS.

1.
Sample selection was done by Alderon and BBA. The sample selection protocol and compositing procedures adopted assured that the samples were reasonably representative of the ore body. Sample preparation was done by SGS including characterization of the Head composite samples. Five composite samples were prepared, one for each of the ore types in Rose Central (RC-1, RC-2 and RC-3), one composite of the three aforementioned ore types and one for Mills.

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2.	Each of the composite samples were ground to minus 35-mesh (-425 microns) and split into four size fractions. Full assays and distribution were performed.

3.	For each sample and for each of the size fractions, the following tests were performed:
a)	Heavy Liquid Separation (HLS);
b)	Davis Tube (DT) test;
c)	High Definition Mineralogical Analysis using QEMSCAN;
d)	Optical microscopy;
e)	Microprobe analysis.

4.
Wilfley Table (WT) tests were performed on selected samples and size fractions. The WT concentrate, middling and tail were further subjected to DT tests and each of the DT products was subjected to QEMSCAN and microprobe analysis.

Grindability testwork for the PEA was performed on five samples from two HQ drill cores, including a sample from the Rose North part of the Rose deposit, which became available later during the course of the Study. Grindability testwork was limited to the following types of tests.

1.	Drop-Weight Test;
2.	SAG Mill Comminution Test (SMC);
3.	Bond Low Energy Impact Test;
4.	Bond Rod Mill Work Index;
5.	Bond Ball Mill Work Index (at 300 µm, at 150 µm and at 75 µm).

The results from the PEA testwork were used to develop the preliminary process flowsheet as well as preliminary mass and water balance, forming the basis of process design for this Study. Preliminary sizing of major process equipment was also developed. Complete descriptions as well as detailed PEA testwork results are presented in a report issued by SGS (Davies and Lascelles, 2011).

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13.1.3	Feasibility Study Metallurgical Testwork Plan

The FS test program was defined with the objective of validating the process flowsheet as well as the metallurgical performance parameters derived in the PEA. In the FS, testwork was performed with more detail compared to the testwork of the PEA and the Rose North part of the Rose deposit was included in the FS test program. As was the case in the PEA, the Mills deposit was not considered in the current FS.

The FS test program started a few weeks after the completion of the PEA Study. The test plan was divided into three specific types of tests corresponding to the process steps of the flowsheet and included the ore grindability test program, the gravity beneficiation test work and the magnetic plant test work. This test plan was complemented with testwork performed to validate key secondary process parameters related to solid-liquid separation for fine tailings thickening and gravity and mag plant concentrate filtering tests. Also, during the course of the test program, a semi-pilot scale test was performed to produce a representative final concentrate for subsequent sintering testwork in a laboratory in China (referred to as the China Sample). For each test plan, a test plan flowsheet was produced in order to provide SGS with the instructions for conducting each of the tests. These flowsheets are presented in SGS reports (Davies & Imeson, 2012).

The grinding test plan was developed based on a preselected Autogenous (AG) mill size of (36 x 21.5’), which corresponds to the largest proven dual-pinion AG mill. This approach is further discussed in Section 17 of this Report. The grinding test plan was defined considering the following objectives:

▪	Characterize ore hardness and Operating Work Index (kWh/t) allowing for the estimation of the hourly ore throughput for the selected AG mill;
▪	Estimate the particle size distribution at the AG mill discharge;
▪	Assess if the ore shows a tendency for circulating load buildup which would require pebble milling or secondary crushing;
▪	Evaluate the variability of the hardness of the ore within the deposit;
▪	Evaluate how ore hardness varies within each of the six ore types.

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The grinding test plan was developed considering the very limited amount of samples available from the drill cores as well as the fact that a representative bulk sample would not be available to perform pilot scale grindability testwork. At a FS level, it is usually recommended that a pilot scale AG mill test be performed in order to develop grindability parameters to a higher degree of confidence. To mitigate this, it was decided to perform several types of standard grindability tests in order to compare results using more than one method. Table 13.1 shows the various tests performed as part of the grindability test plan as well as what each test is used for. Samples prepared for each of the tests have been color coded and this color code is used to track subsequent tests that were performed with product of the grindability tests. Sample preparation details are provided in the SGS report (Davies & Imeson, 2012).

Table 0.1 : Grinding Test Plan Summary

Color Code	Yellow Code	Orange Code	Green Code
Purpose of Test	▪Evaluate ore hardness variability within the deposit. ▪Determine the ore specific grinding energy. ▪Determine the ore throughput of the AG mill.	▪Determine the specific energy of selected samples. ▪Compare with other test methods. ▪Determine the energy requiremets for mag plant regrind.	▪Predict the PSD of the AG mill product. ▪Evaluate the need for pebble or secondary crushing. ▪Produce ground material for beneficiation test.
Type of Test	SPI	Drop Weight (DWT) Crusher Work Index (CWI) BWI – 300 µm BWI – 150 µm SAG Design SMC SPI	MacPherson RWI BWI – 300 µm BWI – 150 µm SMC SPI
# of Tests (RC/RN)	49/50	9/10	3/3
Type of Sample	Full HQ core Single core, 3 m long 25 kg/sample	Full HQ core Single core; 15 m long 125 kg/sample	Full HQ core Composite samples (RC 36/RN 50) 300 kg/sample

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Gravity beneficiation tests were performed using the Wilfley tables in bench tests or continuous semi-pilot testing. The gravity beneficiation test program was divided into three different steps as indicated in Table 13.2.

Table 13.2 : Summary of Gravity Beneficiation Test Plan

	Function	Type of Test	Sample Source
Gravity, Bench Test by Size Fraction	-Complete characterization of the gravity separation by size fraction. -Complete tests initiated in the PEA.	-Bench Wilfley Table. -Two size fractions: o-425/+212 o-212/+75	-Core reject material from PEA core. sample preparation: -10 kg/ sample. -Rose Central only.
Gravity, Head Grade Sensitivity	-Perform confirmatory tests on samples assaying different grade.	-Bench Wilfley Table.	-Individual Yellow Code sample: -10 kg/sample. -Rose Central and Rose North.
Gravity, Grind Size Sensitivity (Variability Tests)	-Evaluate the optimal grind size for the gravity circuit. -Develop grade/recovery curves.	-Bench Wilfley Table.	-Composite of four Yellow Code samples for each ore type.
China Sample	-Produce a representative combined gravity mag plant final concentrate.	-Continuous semi-pilot grinding, WT and tails cobbing. -Regrind + Cleaning of cobber conc.	-Blended of all RC and RN ore types. -Core reject material from PEA core sample preparation.

An important consideration in sample preparation consists of reproducing the targeted AG mill particle size distribution on a bench grinding unit without overgrinding the softest components of the ore. It is therefore imperative that a controlled stage grinding procedure be adopted.

The magnetic plant circuit, as previously defined in the PEA, required validation and optimization through a more detailed testwork program. For the FS, the test plan objectives were to evaluate the performances of cobber LIMS, to determine the optimal regrind size and to better define the cleaning circuit. Table 13.3 summarizes the test plan.

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Table 13.3 : Summary of Magnetic Beneficiation Test Plan

	Function	Type of Test	Sample Source
Bench Test	▪Determine the cobber performance. ▪Understand the mineralogy of the cobber concentrate. ▪Define the optimal regrind size. ▪Define the cleaning circuit.	▪Bench Cobber LIMS unit ▪Davis Tube ▪QEMSCAN	▪Wilfey Table tails from bench test ▪RC-2 and RC-3 only
China Sample Mag Plant	▪Validate cleaning results from bench test	▪LIMS	▪China Sample Cobber Concentrate

The bench tests were performed only on RC-2 and RC-3. Since the Rose North samples were not available for this testwork, it was assumed that Rose North ore types would perform similarly to the corresponding Rose Central ore types. To confirm this, the aforementioned China Sample, containing Rose North ore types, was tested and compared to the bench test results.

13.1.4	Feasibility Study Sample Preparation and Representativity

Sample selection was performed by BBA in collaboration with the Alderon geology group with the objective of insuring reasonable representation of the six ore types within the Rose deposit. The Hole ID, the Sample ID and the location of each sample have been recorded and located on a plan view at a 400 m elevation of the geological model of the ore body. A preliminary pit footprint is also indicated for information only but does not represent the final FS open pit footprint. The indicated sample location on the plan corresponds to the sample at depth and not its location at the 400 m elevation.

The “Yellow Code” samples described previously were crushed down to minus 1¼” then split for various planned tests. For each ore type, four samples were selected based on Fe Head Assay and blended to make a composite sample intended for the gravity variability tests, as indicated earlier. Five other samples were selected among the 99 samples for individual Head grade variability gravity tests. Figure 13.1 shows the location of the samples on a plan view of the deposit. It can be seen that sample distribution is relatively well spread throughout the ore body.

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The “Orange Code” sample locations are shown in Figure 13.2. A total of nineteen samples were tested consisting of three samples per ore type except for RN-1, which had four.

The “Green Code” sample locations are shown in Figure 13.3. For these samples, one composite sample for each ore type was made from 11 to 15 drill core samples. After being homogenized, each composite sample was crushed to minus 1-¼” and submitted to SMC, SPI, RWI and BWI tests. All remaining samples were submitted to the MacPherson test.

Figure 13.1 : Location of Yellow Code Samples

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Figure 13.2 : Location of Orange Code Samples

Figure 13.3 : Location of Green Code Samples

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13.2           Mineralogical Analysis Test Results

13.2.1	Historical Mineralogical Analysis Results

Previous testwork performed by Altius resulted in the following general conclusions:

▪	The single sample used in the testwork was found to be magnetite dominant and assayed 31% Fe, 26% magnetite and 1.6% MnO.
▪	Quartz was found to be the main gangue mineral followed by ankerite as the second most abundant.
▪	Iron based minerals were found to follow the particle size distribution while SiO2 based minerals were coarser and MgO, MnO and CaO were concentrated in the finer fraction.
▪	Elemental deportment analysis indicated that 97% of the iron occurs as Fe-oxides.

Details of the testwork results are presented in a report issued by SGS (McKen and Wagner, 2009).

13.2.2	PEA Study Mineralogical Analysis Results

A detailed QEMSCAN and microprobe analysis was performed on four size fractions of the Head samples for each ore type within the Rose Central part of the Rose deposit. The analysis included modal analysis, elemental deportment for iron and manganese, liberation size and association of major mineral components, mineral release curves and grain size distribution curves, Fe grade versus recovery curves by size fraction and mineral distribution by density classification. Details of the results of this testwork can be found in the PEA testwork SGS report (Davies and Lascelles, 2011).

Table 13.4 shows the mineralogical components present in the three Rose Central ore types. As can be observed, RC-1 and RC-2 are generally similar with the exception of the magnetite to hematite proportions. RC-3 has a lower Fe-oxide content and generally higher gangue, mainly in the form of silicates. This is consistent with the geological description of the ore types.

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Table 0.4 : Modal Composition within PEA Testwork Head Samples

Sample		RC-1	RC-2	RC-3
Mineral Mass (%)	Fe-Oxides Total	46.4	46.2	40.1
	Magnetite	15.7	29.8	26.3
	Hematite	30.6	16.4	13.8
	Goethite	0.2	0.0	0.0
	Quartz	32.1	37.1	34.8
	Amphibole/Pyroxene	6.5	5.9	12.9
	Micas/Clays	0.4	0.2	0.8
	Other Silicates	1.0	0.4	0.5
	Ankerite(Low Mn,Mg,Fe)	6.1	4.7	1.8
	Dolomite(Fe)	0.7	0.7	6.6
	Mn-Fe-Ca Carbonates	5.5	4.4	1.3
	Calcite	0.1	0.2	0.4
	Other Carbonates	0.2	0.1	0.5
	Apatite	0.1	0.1	0.1
	Sulphides	0.1	0.0	0.2
	Other	0.3	0.1	0.1
	Total	100.0	100.0	100.0

Fe deportment analysis indicates that for RC-1 and RC-2, Fe in Fe-oxides is in the order of 94% compared to 87% for RC-3, which has more Fe in the form of silicates and also with dolomite.

Considering the presence of manganese (Mn) in the ore, a manganese deportment analysis was performed. About 85% of the Mn present in RC-1 and RC-2 is in the form of carbonates, compared to about 60% for RC-3. Also, RC-3 has significantly more Mn in silicates than RC-1 and RC-2. Mn is also present and chemically bonded to magnetite. In RC-1, about 6% of the Mn is in magnetite, compared to about 13% for RC-2 and 23% for RC-3.

Fe-oxide liberation curves were derived from the QEMSCAN image analysis and based on a 95% grain liberation criteria. They are shown in Figure 13.4. As can be observed, RC-1 and RC-2 are very similar up to the coarsest particle size tested whereas RC-3 exhibits inferior liberation at the coarsest particle size.

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Liberation and association analyses done on other minerals showed that unliberated Fe-oxides are mainly associated with silicates. The proportion of Fe-oxides associated with carbonates or carbonates and silicate complexes is slightly higher in RC-3 than in RC-1 and RC-2. Unliberated carbonates are mainly associated to silicates, but a significant proportion is associated to Fe-oxides or Fe-oxides-carbonate complexes. It was found that in general, carbonates liberate finer than Fe-oxides, except for RC-3, which has similar liberation size. Liberation size of silicates is coarser for all ore types.

Figure 13.4 : Fe-Oxide Liberation Curves

13.2.3	Feasibility Study Mineralogical Analysis Results

In the FS, mineralogical analysis was concentrated on the Rose North part of the Rose deposit. The objective of this work was to be able to compare the ore types in the Rose North part of the Rose deposit to those of Rose Central. Head composite samples for each Rose North ore type were prepared from Yellow Code samples having similar Fe grade. The composite samples were made using a small number of core samples, but it was deemed that this would be acceptable for the purpose of the testwork. The exception to this was with the RN-1 sample,

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which turned out to have a Mn content that was much higher than the average and was therefore considered not reasonably representative.

The mineralogical analysis using QEMSCAN highlighted some important differences between Rose Central and Rose North. Table 13.5 presents the Rose North modal table.

Table 13.5 : Rose North Modal Table

Sample		RN-1	RN-2	RN-3
Mineral Mass (%)	Fe-Oxides Total	58.2	45.5	36.6
	Magnetite	1.9	19.6	36.1
	Hematite	52.1	25.4	0.5
	Goethite	4.2	0.5	0.0
	Mn-Oxides	7.9	3.2	2.5
	Ilmenite	0.0	0.1	0.0
	Quartz	24.8	43.6	42.3
	Amphibole/Pyroxene	3.6	0.5	8.2
	Mn-Silicate	4.6	0.2	0.1
	Micas/Clays	0.0	1.2	0.2
	Other Silicates	0.4	1.0	0.4
	Ankerite (LowMn&Mg&Fe)	0.0	0.9	0.1
	Dolomite(Fe)	0.0	0.7	6.9
	Mn-Fe-Ca Carbonates	0.3	2.4	0.3
	Other Carbonates	0.0	0.5	2.0
	Apatite	0.0	0.1	0.1
	Mn-Oxides	7.9	3.2	2.5
	Total	100.0	100.0	100.0

Fe deportment analysis indicates that for RN-1 and RN-2, Fe in Fe-oxides is in the order of 97% compared to 86% for RN-3. This is comparable to Rose Central ore types. A notable difference between the Rose North and Rose Central deposits lies with the magnetite to hematite proportions. The RC-1 and RC-2 ore types have a lower proportion of hematite compared to the corresponding ore types RN-1 and RN-2, whereas RC-3 has a much higher hematite proportion

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than does RN-3. Also, for RN-1, a significant quantity of Fe is present as goethite. This high level may also be due to previously mentioned sample representativity issues. The next most predominant Fe bearing gangue mineral is in the form of silicates. Table 13.6 presents the iron deportment results for Rose North.

Table 13.6 : Iron Deportment in Rose North Sample

Mineral Name		RN-1	RN-2	RN-3
Mineral Mass (%)	Fe-Oxides	96.4	97.1	86.1
	Magnetite	3.1	41.8	84.8
	Hematite	86.3	54.2	1.3
	Goethite	7.0	1.1	0.0
	Mn-Oxides	0.8	0.9	0.7
	Amphibole/Pyroxene	2.7	0.4	9.2
	Dolomite(Fe)	0.0	0.2	2.0
	Other Carbonates	0.0	0.1	1.6

Mn deportment analysis indicates that Rose North exhibits the presence of Mn-oxides which were not present in Rose Central. This is important because Mn-oxides are generally heavy minerals which will typically report to gravity concentrate in higher percentages than other Mn minerals. The main observations comparing the three Rose North ore types are as follows:

▪	Mn as Mn-oxides is present in significant quantity in all three ore types;
▪	Mn in magnetite is most significant in RN-3.
▪	In RN-1, Mn is mostly present in silicate form and to a lesser degree in carbonates.
▪	In RN-2 and RN-3, Mn is mostly present in carbonate form and to a lesser degree in silicates.

Mn deportment for the Rose North deposit is indicated to be significantly different than that of Rose Central. Table 13.7 presents the results of the Mn deportment analysis.

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Table 13.7 : Mn Deportment in Rose North Sample

Mineral Name	RN-1	RN-2	RN-3
Magnetite	0.4	7.7	23.9
Mn-Oxides	52.3	40.1	41.0
Amphibole/Pyroxene	1.5	0.6	10.4
Mn-Silicate	43.0	4.0	4.0
Other Silicates	0.2	1.1	0.0
Ankerite (LowMn&Mg&Fe)	0.0	2.4	0.4
Dolomite(Fe)	0.0	0.7	10.5
Mn-Fe-Ca Carbonates	2.5	43.5	8.9
Other Carbonates	0.0	0.0	0.8

Figure 13.5 presents iron oxide mineral liberation curves, estimated based on a grain liberation criteria of 95% (Davies and Imeson). Compared to Rose Central ore types analyzed in the PEA, it can be seen that the Rose North deposit is not expected to perform as well in the gravity circuit. This is especially true for the RN-3 deposit which is indicated to liberate at a much finer particle size. It is recommended that a new composite sample be composed for RN-3 and reanalyzed to confirm Fe liberation.

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Figure 13.5 : Iron Oxides Release Curves

The PEA mineralogical study has shown a clear disctinction between the three different ore types of the Rose Central deposit. This distinction is mainly based on iron oxide species present in the ore, liberation size and percent of non-recoverable iron (consisting mainly of Fe in silicates and carbonates). However, more of a difference exists between the ore types of the Rose North deposit and those of the Rose Central deposit mainly due to various degrees of weathering within the Rose North deposit, which is not observed in Rose Central. As a result, the Rose ore body should be viewed as six different ore types. Of these six ore types, RN-3 is indicated to be of concern due to the Fe liberation size and Mn deportment. This indicates that there may be metallugical performance issues in the gravity circuit. Additional testing is recommended to confirm this.

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13.3           Beneficiation Testwork

13.3.1	Historical Beneficiation Test Result Summary

Even though the scope of the metallurgical testwork performed by Altius was limited to a general baseline characterization of the amenability of the ore to respond to gravity and magnetic concentration, the following general conclusions were derived from the Altius’ beneficiation testwork.

▪	Concentrate Fe grade ranging from 63.7% to 68.7% and Fe recovery ranging from 73.3% to 86.0% were achieved with gravity separation at particle sizes between 250 µm and 74 µm.
▪
LIMS tests performed on the Head sample ground to P80 of 140 µm gave Fe grade ranging from 64.3% to 68.7. At a coarser grind (P80 of 256 µm), the Fe grade was low at 55.6%. Fe recovery was low at all grind sizes ranging from 57.3% to 65.4%.

▪	From the tails produced by the aforementioned LIMS tests, good gravity separation results were achieved without any regrind.

13.3.2	PEA Beneficiation Test Result Summary

In the PEA Study, the beneficiation testwork consisted of a combination of Wilfley Table tests, Heavy Liquid Separation (HLS) tests and Davis Tube (DT) tests conducted on samples from the three ore types constituting the Rose Central part of the Rose deposit. Information from the QEMSCAN testwork previously described supported the beneficiation testwork and helped in the understanding of how the mineralogy of the ore affects its metallurgical behavior. In a first phase of the testwork, HLS and DT tests were done on Head samples of each ore type at three particle size fractions, -425/+212 microns, -212/+75 microns and -75/+45 microns. Results of this testwork were used to define the Wilfley Table test plan, which consisted of a bench table test for each RC-1, RC-2 and RC-3 for the -425/+212 micron fraction, and for RC-3, a test was also performed on the -212/+75 micron fraction. Results from this testwork were used to define the gravity metallurgical performance parameters for the PEA.

In the PEA, no testwork was done on the magnetic separation plant other than DT tests on the Wilfley Table tails. Metallurgical performance parameters were only estimated based on experience from other operations.

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The testwork results obtained during the PEA Study allowed for the estimation of the metallurgical performance parameters including Fe recovery, weight recovery, Fe and SiO2 grade for the combined gravity and mag plant concentrate, normalized for expected concentrate PSD, targeted SiO2 grade, mine plan Fe Head ore grade and mine plan expected proportions of the three ore types for the life-of-mine. Scaling factors to reflect Wilfley Table versus spiral efficiency were also incorporated by assuming that all Fe in particles finer than 75 µm were not recovered by the spirals. The final PEA metallurgical performance parameters, adjusted for LOM Head grade, the assumed spiral feed PSD and Wilfley Table to spiral scale-up factor are shown in Table 13.8. They were then used in developing the PEA process and plant design basis which defined ore throughput and concentrate production based on the LOM ore type proportions. For the PEA Study, the spiral SiO2 target was at relatively low levels because this spiral concentrate was blended with mag plant concentrate of much higher SiO2 to produce an overall concentrate of 4.5% SiO2. This was done to keep mag plant regrind as coarse as possible.

Table 13.8 : PEA Metallurgical Performance Parameters Derived from Testwork

	RC-1	RC-2	RC-3
Wt Rec %	34.2	31.8	24.1
Fe Rec %	77.0	72.0	53.4
Fe Head Grade %	29.9	29.9	29.9
Concentrate Fe Grade %	67.3	67.8	66.3
Concentrate SiO2 Grade %	2.5	2.3	3.5

The cobber performances were based on DT test results performed on Wilfley Table tails for each of the three Rose Central ore types. Mag plant regrind size and liberation size was estimated based on mineralogy testwork results and cleaner performance was assumed based on reference projects. SiO2 content was also assumed and calculated based on a total combined concentrate (spiral + mag plant) SiO2 grade of 4.5%. Table 13.9 presents the PEA mag plant performance parameters.

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Table 13.9 : PEA Mag Plant Metallurgical Performance Parameters

	RC-1	RC-2	RC-3
Cobber Mag Rec %	98	100	99
Cobber Wt Rec %	14	27	28
Regrind P80 µm	106
Cleaner LIMS Mag Rec %	90 (assumed)
Cleaner LIMS Wt Rec %	30 (assumed)
Mag Concentrate % SiO2	7.3

The final LOM metallurgical performance parameters and concentrate chemistry were calculated based on LOM Rose Central ore type proportions. Table 13.10 shows the main elements of the PEA beneficiation parameters.

Table 13.10 : PEA Final Concentrate

Weight Rec %	37.8
Total Fe Rec %	82.8%
Fe Grade %	65.1%
SiO2 Grade %	4.5%

13.3.3	Feasibility Study Wilfley Table Testwork Results

Some Rose Central Wilfley Table testwork results that were not available in time for the PEA Study were obtained early in the FS and were used to update the PEA metallurgical performance parameters outlined earlier. The results related to tests that were done on the -212/+75 micron fraction for RC-1 and RC-2. The results are presented in detail in the SGS report (Davies and Imeson, 2012). In the PEA, metallurgical performance for these two samples was assumed to be the same as that of the corresponding coarser particle size fraction. In fact, the testwork results are better than assumed, likely due to the better liberation at the finer size fraction. The results of the testwork from the PEA Study as well as the aforementioned complementary results obtained early in the FS are a good source of information to help understand the metallurgical behavior of the Rose Central ore types, especially to how Mn behaves within the process. These results were used to establish the process and plant design basis for the FS.

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A series of tests were performed to validate the gravity separation performances previously determined and to investigate the effect of grind size on metallurgical performance in the gravity circuit. Unlike the tests that were done in the PEA, this testwork included both Rose Central and Rose North and the tests were done on full particle size distributions and not on specific particle size fractions. A composite sample for each of the six ore types was stage-ground to -1000 µm and to -600 µm. For each ore type, one composite sample was made of four drill core samples selected among stored Yellow Code samples. Then, two portions of each composite sample were fed to a multi-stage Wilfley Table batch circuit producing a concentrate, five middling streams and a tails stream. This allowed for the development of multi-point grade-recovery curves for each ore type and for each grind size. These curves were used to determine recovery of Fe, magnetite and Mn at a given targeted SiO2 grade. For this FS, SiO2 grade target was fixed at 4.3% based on Alderon requirements. These curves are shown in Figures 13.6 to 13.11.

Figure 13.6 : RC-1 SiO2 Grade vs. Elemental Recovery Curves	Figure 13.7 : RN-1 SiO2 Grade vs. Elemental Recovery Curves

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Figure 13.8 : RC-2 SiO2 Grade vs. Elemental Recovery Curves	Figure 13.9 : RN-2 SiO2 Grade vs. Elemental Recovery Curves

Figure 13.10 : RC-3 SiO2 Grade vs. Elemental Recovery Curves	Figure 13.11 : RN-3 SiO2 Grade vs. Elemental Recovery Curves

Detailed results are available in the SGS report (Davies and Imeson, 2012). The grade-recovery curves were used to normalize metallurgical performance at 4.3% SiO2 and results are presented in Table 13.11 It should be noted that P80 for the -600 µm samples are generally coarser then the estimated AG mill particle size distribution of P80 of 300 µm. A conservative assumption was made that metallurgical performance would be similar for the two P80’s. For most ore types, overall Fe recoveries improve markedly for the finer top size grind while maintaining concentrate grade. This confirms adequate liberation is achieved at P80 in the order of 300 µm.

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Table 13.11 : Gravity Variability Test Results Normalized to 4.3% SiO2

Zone	Grind Size (µm)	Feed P80 µm	Head Grade		Conc. Grade			Fe Recovery (%)	Magnetite Recovery (%)	Mn Recovery (%)
			Fe	Mag	Fe	SiO2	Mn
			%	%	%	%	(%)
RC-1	-1000	504	31.8	6.0	64.0	4.30	-	84.5	90.0	-
	-600	386	31.7	6.2	64.8	4.30	0.66	82.5	76.0	14.5
RC-2	-1000	409	33.1	27.4	64.4	4.30	-	62.9	-	-
	-600	333	31.9	27.2	65.0	4.30	1.01	71.0	76.0	22.5
RC-3	-1000	676	33.6	42.8	66.4	4.30	-	58.4	61.0	-
	-600	345	34.0	42.0	66.6	4.30	0.76	70.5	81.0	27
RN-1*	-1000	592	39.0	1.30	63.2	4.30	-	54.4	82.5	-
	-600	352	38.5	1.24	63.0	4.30	3.64	67.0	47.5	35
RN-2	-1000	687	31.1	17.4	65.1	4.30	-	71.2	72.0	-
	-600	311	32.7	18.2	64.7	4.30	0.86	78.0	80.0	34
RN-3	-1000	698	28.0	31.6	63.3	4.30	-	48.8	60.0	-
	-600	287	28.1	31.7	64.0	4.30	0.55	55.0	64.0	20
*RN-1 was deemed not representative due to the high Head Mn content.

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For the RN-1 tests, a composite sample was constituted with a very high Mn grade of 3.95%. Such a high Mn Head grade led to a highly contaminated concentrate at 3.64% Mn and 63% Fe. It is not representative of manganese grades in the RN-1 mineralization as a whole, and meant that manganese assays of the Wilfley Table products would not reflect gravity circuit performance in actual production. Consequently, the RN-1 results were adjusted: the iron and Mn grades of the Wilfley Table products were based on results achieved on similar ore, in RC-1. The resulting concentrate iron and Mn grades were much more realistic, at 64.8% Fe and 0.66% Mn.

In addition to the grind size variability tests previously presented, a number of Wilfley Table tests were performed on a limited number of samples in order to determine the effect of Head grade variability on gravity concentrate Fe recovery and Fe grade. Wilfley Table tests were performed on the -425/+75 µm fraction of six samples from four of the six ore types as well as results from the grind size variability tests, with Head grades ranging between 26% and 39% Fe. Based on the results of these tests, it was concluded that Fe Head grade had no significant impact on Fe recovery and concentrate Fe grade. As a result, for the FS it was assumed that Fe recovery is constant for all Head grades. Therefore, Fe recovery only varies with ore types as shown in the grind size variability test results.

Concentrate manganese content is an important parameter in concentrate quality affecting the marketability of the final product. Mn in the concentrate comes from two main sources consisting of Mn in gangue minerals and Mn in magnetite. Two methods for Mn gravity concentrate grade estimation have been developed in the FS and results from the two are compared.

The first method consists of estimating Mn gravity concentrate grade from the Mn recovery curves developed from the test results for the targeted 4.3% SiO2 grade for each ore type. This is a similar method that was used to determine Fe concentrate grade at 4.3% SiO2. This method assumes a constant Mn recovery for all Mn Head grades. It is questionable whether this method is representative of actual performances since Mn recovery depends not only on total Mn Head grade, but also on the mineralogical Mn deportment. For example, Mn present as oxides will likely have a higher recovery to the concentrate than Mn present in less dense minerals such as silicates

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and carbonates. The second method used to estimate Mn gravity concentrate grade is based on using the Mn concentrate grade from the test results, adjusted to the targeted 4.3% SiO2 grade, for each ore type. Since it was not clear from the test results as to which of the two methods predominates for each ore type, it was assumed that the Mn grade in concentrate would be an average of the two methods. Table 13.12 presents the estimated Mn gravity concentrate grade for each ore type, for the two methods as well as the average value used in this FS.

Table 13.12 : Comparison of Mn Gravity Concentrate Grade Estimation

	RC-1	RC-2	RC-3	RN-1	RN-2	RN-3
Method 1 Mn Gravity Conc Grade (%)	1.05	1.10	0.67	1.27	0.70	0.45
Method 2 Mn Gravity Conc Grade (%)	0.66	0.99	0.76	0.66	0.85	0.55
Average Mn Gravity Conc Grade (%)	0.86	1.05	0.72	0.96	0.77	0.50

13.3.4	Feasibility Magnetic Separation Test Results

The first step in the mag plant process consists of cobbing the Wifley Table tails. The DT test results from the PEA were complemented by LIMS tests performed on only RC-2 and RC-3 material for particle sizes from -425 µm to +75 µm. The performances of both DT and LIMS are shown in Table 13.13. Considering that the mag plant is a magnetic concentration process, performance of the mag plant is assessed on magnetite recovery and not total Fe recovery. It can be observed that the Davis Tube magnetite recovery is generally higher than the LIMS, which depends highly on the way the unit is operated. Based on the test results and on reference operations and assuming that magnetite recovery doesn’t vary between the six ore types, the cobbing magnetite recovery used in this FS study is 90%. Corresponding grade-recovery curves have been developed in order to perform the mass balance in the mag circuit. In order to minimize magnetite losses to the final tailings, it is assumed that the cobber LIMS operates at full intensity (1000 Gauss). Liberated gangue minerals that were rejected in the non-magnetic tails carried with them a significant amount of Mn as can be seen in the table from Mn recovery results.

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Table 13.13 : Grades and Recoveries after LIMS and DT Cobbing of Gravity Tailings

Sample	Device	Stream	Grade (%)			Recovery (%)
			Fe	Mn	Mag	Wt	Fe	Mn	Mag
RC-3 Wilfley Midds and Tails	LIMS Test-1	Concentrate	26.0	0.47	30.0	27.3	54.8	20.4	84.9
		Head	13.3	0.63	9.4
RC-3 Wilfley Midds and Tails	LIMS Test-2	Concentrate	27.0	0.50	31.8	28.2	53.2	20.5	87.0
		Head	14.3	0.68	10.3
RC-2 Wilfley Tails	LIMS	Concentrate	18.7	1.12	19.7	28.3	54.0	23.9	77.9
		Head	9.8	1.32	7.1
RC-3 Wilfley Midds and Tails	DT	Concentrate	26.4	0.66	30.4	36.3	60.2	30.7	99.1
		Head	15.9	0.78	11.2
RC-2 Wilfley Tails	DT	Concentrate	15.1	1.17	19.8	28.0	58.4	18.0	92.9
		Head	7.2	1.82	6.0
RC-1 Wilfley Tails	DT	Concentrate	16.1	1.77	18.8	13.6	31.2	7.0	95.0
		Head	7.0	3.45	2.7

It is important to note that the cobber concentrate contains a notable quantity of very fine magnetite dispersed in relatively coarse SiO2 particles. This is commonly referred to as “peppered SiO2”. This is illustrated in Figure 13.12. During the course of the testwork, strategies for rejecting these SiO2 particles were investigated including lower magnetic field LIMS (down to 500 Gauss) as well as gravity methods.

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Figure 13.12 : Very Fine Magnetite Locked in Gangue Mineral

Following the cobber stage, the cobber concentrate needs to be reground to an appropriate particle size to assure adequate liberation in order to achieve the targeted SiO2 grade of maximum 4.3%. The grinding step is described later in this section of the Report.

In order to define the liberation size, some initial mineralogical characterization tests were performed. The results of this testwork helped to orient regrind/cleaning LIMS testwork and to better understand and interpret results. This work was followed by further testwork consisting of performing a DT cleaning test for a series of size fractions. This testwork was done only on RC-2 and RC-3 ore types. The results are shown in Table 13.14. As can be observed, SiO2 grade below the targeted SiO2 level is only achieved at -45 µm for RC-2.

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Table 13.14 : Fe and SiO2 Grades and Magnetite and Weight Recoveries by Size

Sample Source	Size Fraction (µm)	Fe Grade (%)	Magnetite Rec (%)	SiO2 Grade (%)	Weight Rec (%)
RC-2 Cobber Con	-150/+106	29.4	94.3	55.8	41.3
RC-2 Cobber Con	-106/+75	45.5	97.2	33.2	36.0
RC-2 Cobber Con	-75/+45	55.7	97.6	18.1	35.8
RC-2 Cobber Con	M -45	65.2	96.4	5.9	26.8
RC-3 Cobber Con	-150/+106	41.4	99.5	39.7	85.2
RC-3 Cobber Con	-106/+75	46.4	98.6	32.8	61.7
RC-3 Cobber Con	-75/+45	61.7	98.6	13.1	46.5
RC-3 Cobber Con	-45	68.5	90.3	3.58	29.7

Based on these results, it was assumed that a P80 of 45 µm and a P100 of 75 µm would provide the required liberation to achieve the targeted SiO2 grade. This may require using the strategy of incorporating within the cleaning circuit, a lower intensity LIMS to reject peppered SiO2. In order to validate this assumption, testwork was done on reground China Sample cobber concentrate containing material from all six ore types, using a LIMS intensity of 500 Gauss. The size-by-size assays shown in Table 13.15 illustrate SiO2 grade versus grind particle size fraction.

Table 13.15 : Second Stage LIMS Cleaning Size-by-Size Assays

Stream	LIMS Assays %				Davis Tube Assays %
	SiO2	Fe	Sat	Mn	SiO2	Mn
CONC +75	14.5	59.4	81.4	0.61	-	-
CONC +53	6.2	66.4	94.4	0.55	-	-
CONC +45	4.9	67.4	94.6	0.53	-	-
CONC +37	4.0	67.9	97.8	0.53	0.30	0.50
CONC - 37	6.5	66.0	93.8	0.56	0.64	0.52
Calc. Head	7.3	65.4	92.5	0.56	-	-

It can be observed that material coarser than 75 µm is unliberated. As a result, regrinding should be at P100 of 75 µm, thus confirming the previous assumption. The SiO2 grade for the minus 37 µm fraction is higher than expected and contamination by SiO2 slime entrainment was

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suspected. This was confirmed by DT test results performed on the last two size fractions. SiO2 levels for these size fractions are expected to be below 1%, as shown previously in Table 13.15. This confirms that given the proper number of cleaning stages and LIMS intensity, a concentrate having less than 4.5% SiO2 at a P80 of 45 µm can be achieved. With these parameters defined, other metallurgical performance parameters and chemical analysis need to be estimated, namely magnetite recovery, Fe grade and Mn grade, for the final mag plant concentrate.

The magnetite recovery (cobber concentrate to final mag plant concentrate) was estimated to be in the order of 93%. This was based on indications from the China Sample LIMS test results, which included a two-stage (1000/500 Gauss) cleaning LIMS as well as from reference operating plants. The Fe grade for the mag plant concentrate was estimated at 66% based on test results at the targeted SiO2 concentration. The Mn grade for the mag plant concentrate was estimated at 0.56% Mn. This was derived directly from the China Sample test results, which were from a composite of all ore types. As is expected, Mn in the mag plant concentrate is mainly associated with Mn in magnetite since other Mn bearing minerals (oxides, carbonates and silicates) are well liberated in the fine magnetite produced in the mag plant. These aforementioned parameters are all assumed to be constant for the six ore types.

13.4           Ore Grindability

13.4.1	Historical Grindability Tests Results

The testwork performed by Altius was limited in scope and served only for baseline classification of the ore hardness. The Rod Mill Work Index classified the ore as a very soft material (1st percentile based on SGS database curve). On the other hand, the ball mill Work Index, calculated from a F80 = 1 652 µm to P80 = 61 µm, was determined to be 18.5 kWh/t, which was categorized as a hard material (84 percentile based on SGS database curve). As a result, grindability tests indicate that Kami iron ore was classified to be in the soft range for coarse grinding but is hard for fine grinding.

13.4.2	PEA Grindability Tests Results

The grinding tests done in the PEA Study, consisting of Drop Weight, SMC, CWI, RWI and BWI, confirmed that the tested samples were classified as relatively soft for autogeneous grinding

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 and relatively hard for fine grinding. The AG mill throughput was also estimated using the Morrell calculation method, however, the conclusions that were drawn were preliminary and needed to be confirmed by more detailed testwork planned for the FS. The nominal operating Work Index calculated for the AG mill was estimated to be 3.7 kWh/t and design was based on 4.0 kWh/t, which represented the 75th percentile of the hardness values.

The Bond Ball Mill Work Index was measured at three different regrind sizes: P80 at 300 µm, 150 µm and 45 µm. The Work Index increases exponentially with finer grind size. For the PEA, the mag plant regrind ball mill was sized assuming a BWI of 18.5 KWh/t.

13.4.3	FS Ore Grindability Testwork Results Using the SPI and IGS Methodology

For this FS, the specific energy required for grinding the ore to the required particle size and an estimate of the AG mill throughput were determined using the SPI (SAG Power Index) test complemented by IGS (Integrated Geometallurgical Simulator) simulations. This methodology was used because it is used by several other iron ore operations in the region and the model offers improved calibrations when compared to other grindability models available, particularly in this hardness range. The SPI test provides a measure of ore hardness. This test consists of a batch test run with a 2 kg ore sample in a standard 12” (305 mm) X 4” (102 mm) SAG mill and measures the time (in minutes) required to grind a sample from 80% passing 12.7 mm to 80% passing 1.68 mm. The data from the SPI tests, along with ore specific design parameters is analyzed using the IGS modelling tool, which was developed by SGS and consists of an empirical model, calibrated using actual plant data. In the past, the grinding portion of IGS was referred to as CEET simulations. IGS basically uses SPI data to derive the ore specific grinding energy and mill throughput. Detailed descriptions of the test procedures as well as testwork and simulation results are presented in the report issued by SGS (Lee, 2012).

Table 13.16 presents the results of the SPI testwork performed on 118 samples from the Rose deposit. For each ore type in the Rose Central and Rose North deposits, Figure 13.13 and 13.14 present cumulative distribution curves developed on a best-fit basis from the SPI data points. From the data, it can be concluded that, on average, the Rose North deposit is slightly softer than Rose Central. Also, RC-1, RC-2, RN-1 and RN-2 exhibit similar profiles, however, RC-3 and RN-3 on average, are considerably harder than the four aforementioned ore types

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and exhibit a higher proportion of “hard ore”, which therefore suggests that AG mill throughput will be highly dependent on the proportion of RC-3 and RN-3. Furthermore, no relationship was found between SPI values and Head Fe or magnetite Head grade, sample location or any other variable.

Table 13.16 : SPI Test Results

SPI Test Results (Minutes)	Avg. RC	Avg. RN	RC-1	RC-2	RC-3	RN-1	RN-2	RN-3
Average	18.9	16.4	13.4	16.0	24.9	12.9	13.4	26.3
Standard Deviation	15.0	13.4	9.2	11.3	18.4	11.1	7.5	17.5
90th Percentile	38.4	31.5	26.6	33.7	51.2	24.8	22.5	44.4
75th Percentile	24.6	21.9	17.3	21.0	29.3	15.4	19.3	32.7
50th Percentile	14.3	11.9	10.4	12.9	21.1	8.3	9.9	22.0
Number of Samples	58	60	14	21	23	26	19	15
Minimum	2.0	2.0	2.0	3.3	2.1	2.0	2.6	5.6
Maximum	73.9	73.9	33.8	44.2	73.9	53.8	31.5	73.9

Figure 13.13 : Rose Central SPI Test Results

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Figure 13.14 : Rose North SPI Test Results

SGS benchmarked the SPI results from the Rose deposit to their iron ore database and developed the graph presented in Figure 13.15.

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Figure 13.15 : Rose Deposit SPI Data Compared to SGS Benchmark Plants

The SPI data for the six ore types generated by the testwork was then analyzed by SGS using the IGS tool. The following parameters and design criteria were used by IGS as inputs to the simulation model. It should be noted that AG mill power draw, unless stated otherwise, is defined as power draw at the shell.

▪
Autogenous (AG) mill with a diameter x length (flange to flange) of 1 m x 6.6 m (36’ x 21.5’). The mill drive is dual-pinion, low speed motor with variable frequency electric drive without a gear reducer.

▪
Nominal mill power draw at shell (nominal conditions defined as 75% Critical Speed and 30% load) of 12,180 kW. Maximum power draw at shell (maximum conditions defined as 78% Critical Speed and 35% load) of 13,174 kW. These power draws were calculated by SGS using Morrell method and were validated against equipment vendor power charts.

▪	For the AG mill, ore F80 = 150 mm and ore P80 = 300 µm, which was determined from beneficiation testwork as previously described.
▪	Ore specific gravity of 3.4.

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▪	AG grinding is done at 70% solids.
▪	Design feed rate of 3,145 t/h defined by plant design capacity downstream of the AG mill.

Further to these input parameters, the IGS model is based on a standard circuit design, which requires certain correction and calibration factors. They are applied to take into account project and ore specific parameters differing from the standard circuit. Detailed explanations on correction factors and effect of parameters are well described in the SGS report “IGS Forecast Study for the Kami Iron Ore Project” (Lee, 2012).

One such factor concerns the proportion of fines generated from the mining and crushing operation, which differs from one ore body to another. Based on other similar operations and SGS recommendations, it was assumed that the feed to the AG mill contains 20% fines.

Another important correction factor is that the AG mill efficiency factor (FAG Slope). The factor is the main determining parameter on AG mill throughput. From the SGS database, the majority of iron ore grinding circuit operated more efficiently than predicted by the SPI equation and ranges from 0.63 to 0.9 and averages 0.75. For this Study, the average FAG slope value of 0.75 was used.

Therefore, a maximum power draw of 13,174 kW could be achieved at maximal operating limits. During normal operating conditions, the power draw is lower, at 12,180 kW. Figure 13.16 shows the relation between throughput and ore specific energy for the selected AG mill size at maximum power draw and assuming a maximum throughput of 3,145 t/h, which represents the plant design capacity downstream of the AG mill.

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Figure 13.16 : Throughput Sensitivity on Ore Specific Energy

When the specific energy is over 4.2 kWh/t, power to the mill is limited and throughput must be reduced to levels below 3,145 t/h. On the other hand, when the specific energy is less than 4.2 kWh/t, the throughput is limited to the tonnage of 3,145 t/h. In this case, the AG mill operation is not benefiting from the available power because it is operating below the maximum power. As can be observed from the graph, throughput drops considerably as ore hardness increases.

The IGS model generated ore specific energy and throughput for each ore type. In order to determine average throughput for the LOM ore type proportion, BBA used the proportions indicated in Table 13.17, which were derived from the mine plan and ore reserve estimate as presented in Section 15 of this Report.

Table 13.17 : Mineralization Zone Proportion in Rose Deposit

	RC-1	RC-2	RC-3	RN-1	RN-2	RN-3
Proportion (%)	7.39	31.53	13.45	18.30	14.79	14.54

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Table 13.18 presents a summary of results and statistics that converts SPI values, presented previously in this section of the Report, to specific ore energy for each ore type. The weighted LOM average specific energy for the Rose deposit is 4.33 kWh/t.

Table 13.18 : Specific Energy by Mineralization Estimated with CEET

Specific Energy (kWh/t)	RC-1	RC-2	RC-3	RN-1	RN-2	RN-3	Weighted to Mine Plan
Average	3.71	4.13	5.34	3.66	3.74	5.57	4.33
Standard Deviation	1.36	1.61	2.51	1.60	1.11	2.37	1.75
90th Percentile	5.55	6.67	8.95	5.34	4.96	8.07	6.60
75th Percentile	4.33	4.81	6.05	4.19	4.63	6.53	5.05
50th Percentile	3.50	3.73	4.80	3.12	3.34	4.99	3.87
Minimum	1.67	2.03	1.71	1.70	1.88	2.57	1.67
Maximum	6.68	8.05	11.83	9.29	6.29	11.84	11.84

In order to optimize AG mill power usage, an ore blending strategy has been developed whereby, when hard ore is encountered, it is temporarily stockpiled and blended with softer ore when the mill is throughput limited. Following analysis and interpretation of the data, it was decided that the SPI cut-off (in minutes) for hard ore should be at 38 minutes. This ore would be blended with softer ore represented by SPI values of less than 16 minutes, which was determined to be the cut-off limit where the mill throughput would not be impacted by blending hard ore. Statistics show that on 61% of the ore, the AG mill throughput is limited, therefore not at its maximum power. Based on the LOM ore type proportions, it is estimated that 9.5% of the ore will require blending. Table 13.19 summarizes the previous discussion showing the contribution of each individual ore type. This table also shows that over the LOM, ore specific energy corresponding to SPI values above 38 minutes averaging 8.19 kWh/t is blended with ore having SPI values of less than 16 minutes with an average specific energy of 3.2 kWh/t. The resulting blend, following the proportion specified above, averages 3.87 kWh/t, which corresponds to the nominal power draw of 12,180 kW.

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Table 13.19 : Proportion and Average Specific Energy of the Ore Used for Blending

	RC-1	RC-2	RC-3	RN-1	RN-2	RN-3	Weighted to Mine Plan
% >38 Minutes (7.1 kWh/t)	5.2	5.0	19.2	4.9	3.2	24.6	9.5
% <16 Minutes (4.2 kWh/t)	72.5	66.6	46.0	73.9	69.9	32.5	61.1
Average of >38 minutes (kWh/t)	8.19	8.01	8.60	8.20	7.84	8.56	8.19
Average of <16 minutes (kWh/t)	3.02	3.21	3.24	2.98	3.24	3.47	3.20

As a final step, the specific ore energy values calculated from IGS simulations were converted to throughput in t/h through the AG mill. Table 13.20 presents results and statistics of these throughputs. For more information, the average throughput without blending is also indicated to show the positive effect that blending has in optimizing AG mill power utilization.

Table 13.20 : Calculated Throughput by Mineralization Limited at 3,145 t/h

Calculated Throughput (t/h)	RC Avg	RN Avg	RC-1	RC-2	RC-3	RN-1	RN-2	RN-3	Weighted to Mine Plan
Average (no blending)	2,763	2,839	2,911	2,738	2,301	2,859	2,952	2,235	2,679
Average (with blending cut-off at >38 min)	2,876	2,885	2,911	2,926	2,799	2,982	2,952	2,616	2,877

In order to take into consideration the blending strategy adopted, it was estimated that about 1.7 Mt/y of ore will require double handling ahead of the crusher. Costs for this double handling plus additional associated in-fill drilling and testing requirements to manage this have been included within mining operating costs.

The results of the grinding and ore throughput study presented are dependent on how well the samples used for SPI testwork are representative of the ore body. Considering that it will not be possible to perform pilot scale grindability testwork prior to final design, the only supplemental

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testwork that is recommended prior to final design is to perform additional SPI tests to further validate the estimated AG mill throughput of this FS. This testwork can be completed in accordance with the mine plan in order to validate throughput over the LOM and the planned mine phases.

The results of this grinding study also show that with the AG mill selected, there is minimal upside for increasing throughput during maximum power conditions. It is recommended that prior to final design, additional discussions should be held with vendors to discuss options, including the supply and requirement for an 11.6 m (38’) diameter mill.

13.4.4	Particle Size Distribution Testwork Results

As mentioned earlier, in the absence of pilot scale grindability testwork with a representative bulk sample, the particle size distribution of product from the AG mill was estimated by performing MacPherson tests for each ore type. A detailed description of this test as well as results and interpretation are given by SGS in their report (Davies and Imeson, 2012). The McPherson test is a continuous test performed in an 18” semi-autogenous mill operated with an 8% steel charge. The mill is operated dry, in closed circuit with a 1200 µm screen for six hours, until steady-state is achieved. The oversize of the screen is returned to the mill. A cyclone and a dust collector recover the fine particles. Samples are collected from all streams at a steady state.

The MacPherson test generates a PSD curve profile that should be close to the actual AG mill. However, due to the fact that this test is run in dry conditions and uses steel grinding media, it will tend to generate a finer product. This is especially true for softer ores such as what is found in the Rose deposit. For this reason, the raw data generated by the MacPherson test was adjusted to the P80 of 300 µm determined from the beneficiation testwork results described earlier in this section of the Report.

In the PEA, a PSD curve for the AG mill product was estimated by BBA based on reference operations having a 35-mesh (417 micron) liberation size. The objective of this testwork was to confirm the previously assumed PSD with test results. The SGS report (Davies and Imeson, 2012) makes a correlation between MacPherson and pilot AG mill results. Figure 13.17

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compares the cumulative distribution of the MacPherson product for each ore type adjusted to a P80 of 300 µm and shows the PEA estimated size distribution as previously discussed. As can be seen, the shape of the MacPherson curves, adjusted to P80 of 300 µm, generally confirm the PSD assumed in the PEA. The MacPherson data indicates a P80 of 300 µm with a top size of 850 µm (coming mainly from RC-3 and RN-3); compared to the PEA Study, which assumed a P80 of 275 µm with a top size of 425 µm. Figure 13.18 presents the PSD curve that is selected in the design basis for the FS.

Figure 13.17 : McPherson Test Result of Predicted AG Mill PSD

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Figure 13.18 : FS Predicted AG Mill PSD

Based on MacPherson testwork results and interpretation by SGS, it was determined that, although there was a slight buildup of coarse rocks in the mill charge, there was no critical buildup. Therefore, no intermediate pebble crushing of circulating load to the AG mill is envisaged, although future allowance for this is incorporated into the design.

13.4.5	Other Grindability Test Work

As mentioned earlier, in the absence of pilot scale grindability testwork with a representative bulk sample, the SPI test complemented by IGS simulations was the selected methodology for determining ore specific grinding energy and operating Work Index. This in turn allowed for estimating AG mill throughput. As part of the test plan, it was decided to perform other standard grindability tests in order to develop various ore hardness characterization parameters as well as to compare results of the various tests available to the results of the SPI/IGS. The BWI test was used to estimate the mag plant regrind ball mill size and power. As previously described in the test plan, the Orange Code composite samples were used for these tests. The composite samples for each ore type were homogenized and sub-sampled to perform the following tests.

▪	Crusher Work Index Test (CWI);
▪	Drop Weight Test (DWT);
▪	SAG Mill Comminution Test (SMC);

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▪	Bond Rod Mill (RWI);
▪	Bond Low Energy (CWI);
▪	SAG Design;
▪	SPI;
▪	Bond Ball Mill (BWI).

All the tests were done by SGS with the exception of the SAG Design tests, which were done by Starkey & Associates. Table 13.21 presents the various ore hardness and grindability parameters that were derived from the aforementioned tests.

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Table 13.21 : Ore Hardness and Grindability Parameters Derived from Various Testing Methods

	Drop Weight	CWI	RWI	BWI @300 µm	BWI @150 µm	SAG Design		SPI	SMC
Sample	Axb	(kWh/t)	(kWh/t)	(kWh/t)	(kWh/t)	Macro (kWh/t)	Micro (kWh/t)	(Minutes)	Axb	Mia (kWh/t)
RC-1-G01	147	9.6	4.0	5.8	10.9	3.0	11.8	17.1	231	4.6
RC-1-G02	377	8.3	3.1	12.8	18.0	1.6	14.5	5.8	507	2.4
RC-1-G03	131	10.1	4.8	6.8	12.6	2.7	12.7	16.6	145	6.7
RC-2-G01	248	6.6	3.5	8.9	16.1	2.2	15.5	7.9	222	4.8
RC-2-G02	93	8.8	3.7	4.5	11.5	2.7	8.2	17.2	113	8.2
RC-2-G03	96	8.9	6.6	6.0	10.5	3.6	8.4	33.7	131	7.3
RC-3-G01	103	10.1	5.2	4.7	8.9	3.5	5.8	21.8	112	8.2
RC-3-G02	108	9.1	7.3	4.4	8.9	2.9	4.4	18.8	91	9.7
RC-3-G03	93	10.6	4.7	7.1	9.4	4.6	8.6	38.5	89	10
RN-1-G01	215	9.9	4.6	8.8	14.8	2.3	10.8	8.5	184	5.6
RN-1-G02	212	13.7	3.5	7.8	14.8	2.9	7.3	15.9	263	4.2
RN-1-G03	150	11.7	3.7	6.5	14.7	2.3	9.6	7.3	153	6.4
RN-1-G04	213	10.4	3.5	9.8	15.7	1.8	16.1	7.9	250	4.4
RN-2-G01	136	9.3	5.2	6.8	11.3	2.7	12.5	18.3	112	8
RN-2-G02	257	13.6	2.3	5.6	15.2	1.4	5.3	3.1	180	4
RN-2-G03	144	9.8	4.2	5.1	9.7	3.1	6.8	14.7	151	6.5
RN-3-G01	119	9.2	5.1	5.9	11.3	3.1	8.0	22.0	142	6.9
RN-3-G02	173	14.8	5.9	6.2	11.5	2.7	9.6	13.4	206	5.1
RN-3-G03	169	13.8	5.0	5.6	10.4	2.8	9.9	11.1	531	2.4

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Crusher Work Index
Crusher design for the FS was based on a CWI of 10.10 kWh/t derived from previous testwork. The average Crusher Work Index, including results from the PEA tests as well as tests performed in this FS indicates an average CWI of 9.98 kWh/t.

Regrind Ball Mill Work Index
In the FS testwork, the BWI was estimated at two size fractions (300 µm and 150 µm) and the testwork results were combined with data from the PEA, which included data at finer grind. Figure 13.19 shows the BWI results. Considering that the main contributors to the mag plant are RC-2, RC-3, RN-2 and RN-3 ore types, the BWI, estimated at 18.5 kWh/t, was based only on these ore types for the targeted regrind size to achieve mag plant metallurgical performance, described earlier in this section, which is P80 of 75 µm. It should be noted that this testwork was performed on ROM samples and not on cobber concentrate.

Figure 13.19 : Variation of BWI Against Regrind Size for Each Ore Type

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AG Mill Operating Work Index Validation
The resulting data from the Drop Weight, the SMC, the RWI, the SAG Design and SPI were interpreted through the following AG mill sizing methods:

▪	Drop Weight → JKSimMet;
▪	SMC → Morrell;
▪	RWI → Bond Method;
▪	SPI → IGS;
▪	SAG Design → Starkey and Associate Interpretation.

Because JKSimMet is based on benchmarking from soft to very hard ores, its accuracy is low on very soft ore. Therefore, it is more convenient calibrating JKSimMet with pilot tests. Since no pilot plant data was available to calibrate the JKSimMet model, this interpretation model had been discarded. Drop Weight test results were used for comparative study only.

The IGS simulation was previously described in this section of the Report. The results for Orange Samples are reported and compared with other methods into Table 13.22.

AG power calculations were also done according to Morrel formulas and methodology, which estimates the total operating grinding energy (WT) with Mia and Mib parameters.

SAG Design also measures the macro and the micro grinding respectively through SAG mill and standard Bond ball mill tests. The macro grinding covers the energy consumed by the particle range from feed F80 (150 mm) to a transfer size (T80 = 1,700 µm) and the micro grinding from 1,700 µm to final size P80. For the Kami ore, it was observed that the Bond ball mill test feed size (T80) was lower than the standard size. The T80 was then reduced to 850 µm resulting with a 5% reduction of the total specific energy. The report from Starkey (Larbi and Starkey, 2012) gives more details of the tests.

The Bond method assumes the AG mill grinding circuit power calculation as the sum of secondary crusher, tertiary crusher, rod mill and ball mill energy times a correction factor.

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Table 13.22 : Orange Samples Specific Energy Results

	Bond Method	SAG Design	SPI	SMC
Sample	(kWh/t)	(kWh/t)	(kWh/t)	(kWh/t)
SS-RC-1-G01	4.3	5.8	4.3	3.4
SS-RC-1-G02	6.0	5.0	2.6	3.5
SS-RC-1-G03	4.6	5.7	4.2	4.6
RC-1 Average	4.9	5.5	3.7	3.8
SS-RC-2-G01	4.5	5.9	3.0	4.0
SS-RC-2-G02	3.9	4.6	4.3	5.1
SS-RC-2-G03	4.6	5.5	6.5	4.9
RC-2 Average	4.3	5.3	4.6	4.6
SS-RC-3-G01	4.3	4.9	4.9	5.1
SS-RC-3-G02	4.3	3.9	4.5	5.9
SS-RC-3-G03	4.6	6.6	7.1	6.5
RC-3 Average	4.4	5.1	5.5	5.8
SS-RN-1-G01	4.9	4.8	3.1	4.4
SS-RN-1-G02	4.7	4.6	4.1	3.7
SS-RN-1-G03	4.5	4.5	2.9	4.4
SS-RN-1-G04	5.1	5.6	3.0	4.4
RN-1 Average	4.8	4.9	3.4	4.2
SS-RN-2-G01	4.5	5.7	4.5	5.5
SS-RN-2-G02	4.3	2.7	2.0	3.0
SS-RN-2-G03	4.2	4.7	3.0	4.3
RN-2 Average	4.3	4.3	3.5	4.2
SS-RN-3-G01	4.4	5.0	5.0	4.8
SS-RN-3-G02	5.0	5.0	3.8	3.7
SS-RN-3-G03	4.7	5.1	3.5	2.4
RN-3 Average	4.7	5.0	4.2	3.6
Average	4.6	5.0	4.1	4.4
Std Dev	0.4	0.8	1.2	1.0
Min	3.9	2.7	2.0	2.4
Max	6.0	6.6	7.1	6.5

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Figure 13.20 illustrates how the specific energy estimates of the different methods compare. The specific energy average, ranging from 4.1 to 5.0 kWh/t is generally similar for each of the methods used.

Other Method Specific Energy (kWh/t)
SPI (kWh/t)
10.0
8.0
6.0
4.0
2.0
0.0
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
10.0
SMC
SAG Design
Bond

Figure 13.20: Ore Type Average Specific Energy Comparison Between Several Calculation Methods

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13.5           Solid-Liquid Separation Tests

Concentrate Filter Tests
Based on expected particle size distribution for the spiral concentrate and for the mag plant concentrate and following discussions with filtering equipment vendors, the flowsheet assumed that the gravity concentrate would be filtered using horizontal pan filters and the finer magnetic concentrate would be filtered using drum filters. Both types of filters would be fitted with steam hoods to reduce moisture content.

Samples of gravity and magnetic concentrate were sent to FLSmidth for filtering tests. The gravity concentrate sample was taken from what was previously referred to as the China Sample, which was considered to be somewhat finer than what is expected from actual operation. Since no direct sample of cleaner magnetic concentrate was available for the filter tests, a sample was made by cobbing the -75 µm reject from grinding testwork material. Although the sample did not fully represent a final mag plant concentrate, it was the best and most readily available material for filtration testing. Consequently, it is strongly recommended that further filtration testwork be done on a more representative sample, prior to final design.

Tests were conducted separately on the magnetic concentrate and gravity concentrate, as well as on the combined concentrate in order to evaluate the possibility of mixing the gravity and magnetic plant concentrates prior to filtering. Tests on the combined concentrates gave very poor results and this approach was not pursued. The magnetic and gravity concentrates were tested separately, using vacuum and steam to determine achievable filtration rates and moisture levels. Results are presented in Table 13.23.

Table 13.23 : Filtration Test Parameters

Concentrate	Approx. P80 (µm)	Area Loading (t/h/m2)	Final Moisture (%H2O)	Steam Consumption (kg/t)
Gravity	225	8.0	2.5	29.4
Magnetic	60	1.2	7.0	27.0
Magnetic	60	0.7	6.0	27.0

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It was calculated that combining the magnetic concentrate at 7.0% moisture with the gravity concentrate at 2.5% would give, based on both concentrate weight proportions, a final concentrate moisture content below 3.5%, during winter. These moisture contents were therefore selected as targets for the magnetic and gravity filtration circuits. However, considering that steam will not be added to the gravity filters during summer operation, the yearly average moisture content of combined concentrate was calculated at 4.7%.

Fine Tailings Thickening Tests
A sample was prepared from magnetic separation tailings that were screened at 106 µm. The fine tailings (passing 106 µm) were subjected to static settling and dynamic thickening tests. CIBA Magnafloc 10 was used, which is an anionic flocculant. The dynamic thickening results are summarized in Table 13.24.

Table 13.24 : Dynamic Thickening Test Results

Feed	Mag Plant Fine Tailings, <106 µm
Feed solids density (%)	15
Flocculant dosage (g/t)	6
Underflow solids density (%)	69
Overflow TSS (ppm)	61
TUFUA (m3/t/d)	0.100
THUA (m3/t/d)	0.234
Solids loading	0.416 t/m2h

Fine tailings, coarse tailings, and combined tailings were submitted to rheology testing. The samples were not amenable to viscosity measurement by CCRV (concentric cylinder rotational viscometry) as they were very fast-settling. However, it was possible to make yield stress measurements using a rotating vane device. For these measurements, the samples were allowed to undergo extended thickening. The results are presented in Table 13.25 below.

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Table 13.25 : Yield or Peak Stress Measurements on Thickened Tailings

Tailings Stream	Solids Density (%)	Yield or Peak Stress (Pa)
Fine (-106 µm)	74	34
Coarse (+106 µm)	80	1453 (peak stress; no yield stress obtained)
Combined Tailings	80	508

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13.6           Process Flowsheet and Metallurgical Performance Validation

The results of this FS confirm the process flowsheet previously developed in the PEA as indicated in Figure 13.21.

Figure 13.21 : Simplified Process Block Diagram

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This FS, having been developed in more detail than the PEA, has provided more solid support to the process flowsheet in the following areas:

▪	The primary grinding circuit design and performance are supported by extensive test results using various types of grindability tests;
▪	The gravity circuit design and performance are supported by testwork based on a more representative feed particle size distribution;
▪	The mag plant circuit design and performance are supported by LIMS testwork and by better definition of the regrind liberation size;
▪	Filtration and settling tests permitted for better definition of concentrate filtering and tailings thickening equipment.

Table 13.26 presents the LOM ore type proportions and the consolidated gravity and mag plant metallurgical performances derived from the testwork results presented earlier in this section. The LOM average performance is also indicated. The gravity concentrate recovery values incorporate a 10% efficiency reduction factor to account for Wilfley Table to spiral performance losses. It should be noted that due to the questionable representativity of the RN-1 sample, it was assumed that the RN-1 gravity concentrate Fe grade is the same as the RC-1 gravity concentrate Fe grade.

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Table 13.26 : Calculation Criteria for LOM Metallurgical Performance Estimation

	RC-1	RC-2	RC-3	RN-1	RN-2	RN-3	LOM Average
LOM Ore Type Proportion (%)	7.5	31.5	13.5	18.3	14.8	14.5	-
LOM Fe Head Grade (%)	30.8	29.2	28.4	33.2	29.0	26.1	29.5
LOM Mn Head Grade (%)	2.84	1.56	0.75	1.19	0.72	0.51	1.20
Gravity Con Weight Rec (%)	35.2	28.7	27.1	30.9	31.5	20.2	28.6
Gravity Fe Rec (%)	74.3	63.9	63.5	60.4	70.2	49.5	62.8
Gravity Con Fe Grade (%)	64.8	65.0	66.6	64.8	64.7	64.0	-
Gravity Con Mn Grade (%)	0.86	1.05	0.72	0.96	0.77	0.50	-
Mag Plant Con Weight Rec (%)	3.7	7.6	7.0	3.4	6.4	9.3	6.5
Mag Plant Fe Rec (%)	7.7	17.0	16.5	6.7	14.6	23.0	14.9
Mag Plant Con Fe Grade (%)	66.0	66.0	66.0	66.0	66.0	66.0	-
Mag Con Mn Grade (%)	0.56	0.56	0.56	0.56	0.56	0.56	-
Total Weight Rec (%)	39.0	36.3	34.0	34.4	37.9	29.5	35.1
Total Fe Rec (%)	82.3	81.0	79.6	67.2	84.8	73.1	77.7
Final Con Fe Grade (%)	64.9	65.2	66.5	64.9	64.9	64.6	65.2
Final Con Mn Grade (%)	0.83	0.94	0.68	0.92	0.74	0.52	0.81
Final Con SiO2 Grade (%)	4.3	4.3	4.3	4.3	4.3	4.3	4.3

Over the LOM, the annual mining schedule, as presented in Section 16 of this Report, shows the variations in ore type proportions. As was shown from the grinding and the beneficiation testwork, metallurgical performance is dependent on ore type. In order to take full advantage of power available to the AG mill, annual ore throughput rates have been optimized based on ore type proportions and on operational considerations. Furthermore, weight recovery and Fe grade have also been calculated based on annual ore type proportions. Table 13.27 presents the annual AG mill throughput based on optimal power utilization and corresponding weight recovery. It should be noted that the first year of operation is a ramp-up year. The indicated annual concentrate production rates are used in the Project Financial Analysis in Section 22 of this Report, to define annual concentrate sales.

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Table 13.27 : Year-by-Year Production

Period	Total Ore Processed (Mt)	Concentrate Production (Mt)	Weight Rec (%)
1	18.79	6.89	36.7
2	23.05	8.24	35.8
3	23.36	8.25	35.3
4	23.14	8.09	35.0
5	22.95	8.21	35.8
6	23.25	8.20	35.3
7	22.95	8.16	35.6
8	22.82	7.91	34.6
9	22.58	7.53	33.4
10	23.01	7.94	34.5
11	23.19	8.17	35.2
12	23.41	8.35	35.7
13	22.67	7.97	35.1
14	22.57	7.90	35.0
15	22.73	7.96	35.0
16	22.68	8.00	35.3
17	22.93	7.97	34.7
18	22.98	8.25	35.9
19	23.37	8.42	36.0
20	23.24	8.36	36.0
21	22.87	7.88	34.4
22	22.59	7.70	34.1
23	22.49	7.73	34.4
24	22.53	7.85	34.9
25	22.62	7.88	34.8
26	22.69	7.90	34.8
27	22.80	7.95	34.9
28	22.82	7.98	35.0
29	22.83	8.13	35.6
30	8.57	3.12	36.4

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The test results provide the basis for estimating the FS final product specification. The estimation is based on the particle size distribution curves for the spiral concentrate and for the mag plant concentrate at a proportion of 81.5%/18.5% respectively. The moisture content represents an annual average, which includes steam injection during the winter months for the gravity concentrate and year-round steam injection in the mag plant concentrate. This is presented in Tables 13.28 and 13.29.

Table 13.28 : Preliminary Kami Concentrate Analysis

Fe	Mag	SiO2	MgO	CaO	Al2O3	Na2O	K2O	TiO2
65.2	57.9	4.3	0.6	0.6	0.1	<0.03	<0.01	0.02
Mn	Cr	V	P	S	C	LOI	Moisture
0.81	<0.01	<0.005	<0.007	0.013	0.4	0.3	4.7

Table 13.29 : Preliminary Kami Concentrate PSD Analysis

Estimated PSD
P80	267 µm
% +450 µm	2.5
% -150 µm	52.6

13.7           Recommended Testwork for Final Design

The testwork program followed during the FS allowed for a reasonable estimation of metallurgical performance of the Rose deposit ore. The fact that a representative bulk ore sample cannot be obtained prior to production startup eliminates the possibility of pilot scale testwork. Therefore, any further confirmatory testwork that will be recommended for final design needs to be done with existing drill core samples. Based on the testwork results obtained in the PEA and in the FS, BBA recommends the following confirmatory testwork for final plant design aimed at reducing project risks.

Grinding
The SPI test and IGS analysis has been determined to provide the best method to estimate the throughput of the selected AG mill. The FS throughput estimate was based on approximately

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 20 tests per ore type. It is recommended that at least 20 additional tests per ore type be performed for final design to achieve better statistical analysis from the dataset. Samples should be taken uniformly to well represent the entire ore body. Furthermore, it is recommended that a detailed SPI test program be defined and initiated as part of the mining operation and aligned with the initial years of the mine plan. As was indicated in this FS, throughput at the AG mill is greatly dependent on the successful blending of the various ore types, so this type of test program will be critical to optimize throughput.

Gravity
Based on the relatively poor results obtained on the RN-1 sample, likely due to non-representativity of the sample, it is warranted that the Wilfley Table test be repeated on a new RN-1 sample. Another series of continuous Wilfley Table tests for each ore type should be performed. Ideally, gravity tests should be performed at a pilot scale using spirals. Various blends of ore types, based on the mine plan, should be considered for the next test phase. More detailed testwork should be performed to better understand Mn deportment to concentrate in the gravity circuit.

Magnetic Plant
It is recommended that the tails from the FS Wilfley Table variability tests should be used to perform cobbing LIMS tests followed by regrind and cleaning tests to validate the optimal regrind particle size to achieve the targeted SiO2 level. This should be done on a continuous, pilot plant scale. Also, the effect of lower LIMS magnetic intensity at the different stages of the mag plant circuit should be evaluated in order to optimize process performance. It is also recommended that microprobe analysis of Rose North mag concentrate be performed in order to quantify Mn in magnetite for the three Rose North ore types.

Filtration and Settling
The final magnetic plant concentrate should be submitted for more filtration testwork. Furthermore, it is also recommended that testwork be performed with different suppliers for both gravity and mag plant concentrate. It is also recommended that tailings settlings tests and tailings rheology tests with the final tailings coming from the aforementioned mag plant testwork be performed.

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14.           MINERAL RESOURCE ESTIMATE AND MINERAL RESERVE ESTIMATES

14.1           Mineral Resource Estimate Statement

Following a successful drilling campaign in the winter and spring of 2012, Alderon prepared a Mineral Resource estimate for the Rose Central zone, Rose North zone and Mills Lake to update the total resources for all potentially economic zones for the Project. WGM was retained by Alderon to audit this in-house estimate. Mineral Resource estimates for Mills Lake and the Rose Central zone were previously completed by WGM and were contained in an NI 43-101 Report dated May 21, 2011 and updated once during late 2011, with additional drilling only on the Rose North zone. Additional confirmation and infill drilling, which commenced in early 2012 on Rose Central and Rose North, led to the compilation of this data and the subsequent drilling density allowed for the upgrading of all the Mineral Resource estimates for the Project.

For Rose Central and Rose North, the current Mineral Resources are categorized as Measured, Indicated and Inferred. Resources are interpolated out to a maximum of about 600 m on the ends/edges and at depth, when supporting information from adjacent cross sections was available. Mills Lake was also updated and upgraded to Measured, Indicated and Inferred categories.

All the estimates for Rose Central and Rose North are reported above zero (0.0 m) elevation level (about 575 m from surface) based on BBA’s new economic pit outline.

A summary of the Mineral Resources is provided in Tables 14.1 and 14.2.

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Table 14.1 : Categorized Mineral Resource Estimate for Rose Central and Rose North (Cut-Off of 15% TFe) (Effective Date as at December 17, 2012)

Category	Zone	Tonnes (Million)	Density	TFe%	magFe%	hmFe%	Mn%
Measured	Rose Central Zone – RC-1	36.9	3.49	30.7	8.7	19.9	2.93
	Rose Central Zone – RC-2	152.5	3.47	29.6	18.7	7.1	1.62
	Rose Central Zone – RC-3	60.5	3.44	28.3	20.0	3.6	0.74
	Total Measured Rose Central Zone	249.9	3.46	29.4	17.6	8.1	1.60

Indicated	Rose Central Zone – RC-1	39.3	3.50	31.2	11.7	16.8	2.28
	Rose Central Zone – R-C2	161.8	3.45	28.8	18.3	5.4	1.43
	Rose Central Zone – RC-3	93.3	3.41	26.8	19.1	2.3	0.58
	Total Indicated Rose Central Zone	294.5	3.44	28.5	17.7	5.9	1.28

Inferred	Rose Central Zone – RC-1	12.4	3.50	31.1	8.2	19.7	2.27
	Rose Central Zone – RC-2	120.4	3.46	29.3	17.3	7.0	1.59
	Rose Central Zone – RC-3	27.8	3.39	26.1	19.0	1.8	0.45
	Total Inferred Rose Central Zone	160.7	3.45	28.9	16.9	7.1	1.44

Measured	Rose North Zone – NR-1	101.5	3.55	33.1	6.0	26.6	1.12
	Rose North Zone – NR-2	85.3	3.46	29.3	19.3	6.7	0.79
	Rose North Zone – NR-3	49.4	3.39	26.1	16.7	4.1	0.50
	Total Measured Rose North Zone	236.3	3.48	30.3	13.0	14.7	0.87

Indicated	Rose North Zone – NR-1	166.5	3.54	32.8	6.5	25.8	1.27
	Rose North Zone – NR-2	66.6	3.46	29.3	16.0	11.4	0.63
	Rose North Zone – NR-3	79.5	3.40	26.5	19.1	3.5	0.58
	Total Indicated Rose North Zone	312.5	3.49	30.5	11.8	17.1	0.96

Inferred	Rose North Zone – NR-1	118.6	3.53	32.2	6.0	25.8	0.91
	Rose North Zone – NR-2	61.0	3.47	29.7	17.9	10.5	0.68
	Rose North Zone – NR-3	79.0	3.41	26.9	20.6	2.1	0.69
	Rose North Zone – Limonite	28.5	3.00	28.0	6.0	20.0	0.53
	Total Inferred Rose North Zone	287.1	3.42	29.8	12.5	15.5	0.76

Table 14.2 : Categorized Mineral Resource Estimate for Mills Lake (Cut-Off of 15% TFe) (Effective Date as at December 17, 2012)

Category	Zone	Tonnes (Million)	Density	TFe%	magFe%	hmFe%	Mn%
Measured	Hematite-rich	5.9	3.67	33.9	5.0	28.0	4.41
	Magnetite-rich	44.8	3.57	30.1	23.7	4.2	0.51
	Total Measured Mills Lake Zone	50.7	3.58	30.5	21.5	7.0	0.97

Indicated	Hematite-rich	6.5	3.67	33.8	5.1	27.7	4.74
	Magnetite-rich	124.1	3.54	29.3	21.7	2.6	0.59
	Total Indicated Mills Lake Zone	130.6	3.55	29.5	20.9	3.9	0.80

Inferred	Hematite-rich	1.3	3.72	35.3	3.8	30.4	4.67
	Magnetite-rich	73.5	3.54	29.2	20.6	2.2	0.60
	Total Inferred Mills Lake Zone	74.8	3.55	29.3	20.3	2.7	0.67

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The classification of Mineral Resources used in this Report conforms to the definitions provided in the final version of the NI 43-101, which came into effect on February 1, 2001, and was revised on June 30, 2011. WGM further confirms that, in arriving at our classification, we have followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") Standards. The relevant definitions for the CIM Standards/NI 43-101 are as follows:

A Mineral Resource is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability

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of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral Resource classification is based on certainty and continuity of geology and grades. In most deposits, there are areas where the uncertainty is greater than in others. The majority of the time, this is directly related to the drilling density. Areas more densely drilled are usually better known and understood than areas with sparser drilling. Mineral Resources that are not Mineral Reserves, do not have demonstrated economic viability.

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14.2           General Mineral Resource Estimation Procedures

Alderon’s block model Mineral Resource estimate procedure included:
▪
Validation of digital data in Gemcom Software International Inc.’s ("GemcomTM") geological software package – the data was transferred to WGM from Alderon in GemcomTM format for our audit and was validated both within MS Access and GemcomTM.

▪	Generation of cross sections to be used for geological interpretations.
▪	Basic statistical analyses to assess cut-off grades, compositing and cutting (capping) factors, if required.
▪
Development of 3-D wireframe models for the Rose North zone, Rose Central zone and Mills Lake with sufficient continuity of geology/mineralization, using available geochemical assays for each drillhole sample interval; and

▪	Generation of block models for the Mineral Resource estimates and categorizing the results according to NI 43-101 and CIM definitions.

14.3           Database

14.3.1	Drillhole Data

Data used to update the Mineral Resource estimates for Rose North, Rose Central and Mills Lake originated from a dataset generated by Alderon technical personnel and supplied to WGM for our audit. GemcomTM Software was utilized to hold all the requisite data to be used for any manipulations necessary and for completion of the geological and grade modelling for the Mineral Resource estimate.

The GemcomTM drillhole database consisted of 237 diamond drillholes; including “duplicated” hole numbers designated with an additional “alpha” nomenclature, meaning the hole was re-drilled in whole or in part, due to lost core/bad recovery. The Mineral Resource estimate for the Project is based on results from 209 diamond drillholes at Rose Central and Rose North (170 holes) and Mills Lake (39 holes) zones totaling 62,247 m. These holes were fairly regularly dispersed in the iron mineralization along approximately 2,000 m of strike length and a range of 200 to 400 m of width for Rose Central and Rose North. The remaining drillholes in the database were located outside the mineralized area of Rose Central, Rose North and Mills Lake or located in the vicinity of them but didn’t penetrate the iron formation horizons of interest. The

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current database has adequate drillhole density to better understand the structure, geology and mineralization in these areas and therefore, the categorization of the Mineral Resources could be upgraded from the previous resource estimates.

The drillholes contained geological codes and short descriptions for each unit and subunit and assay data for Head analyses. The raw sample intervals totalled 4,846 for Rose Central and 3,838 for Rose North within the mineralized zone (including internal waste) and ranged from 0.1 m to 7.6 m, averaging 3.0 m. The raw sample intervals totalled 1,119 for Mills Lake within the mineralized zone (including internal waste) and ranged from 0.7 m to 8.2 m, averaging 3.1 m.

Additional information, including copies of the geological logs, summary reports and internal geological interpretations were supplied to WGM digitally or as hard copies.

14.3.2	Data Validation

Upon receipt of the data, WGM performed the following validation steps:
▪	Checking survey records for collar locations and downhole surveys by checking against results provided by survey contractors.
▪	Checking minimum and maximum values for each quality value field and confirming/modifying those outside of expected ranges.
▪	Checking for inconsistency in lithological unit terminology and/or gaps in the lithological code.
▪	Spot checking original assay certificates with information entered in the database; and
▪	Checking gaps, overlaps and out of sequence intervals for both assays and lithology tables.

The database tables, as originally supplied, contained some minor sample/assay errors discovered by WGM during its analysis of the data. Suspected errors identified by WGM were communicated to Alderon. Alderon consequently requested a number of sample re-assays from SGS Lakefield. Some of the samples could not be located and only the most obvious errors were selected for check assaying. The re-assaying confirmed many of these errors and these were corrected and confirmed in the database by the Client before proceeding with the audit of the Mineral Resource estimate. During the course of the audit, some mineralized intervals

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defined by Alderon were adjusted by WGM in the hematite-rich zone and re-composting and re-interpolation of the grades was completed by Alderon using the new intervals. Also, WGM supplied Alderon with new iron values in hematite based on our calculations and this was used for the re-interpolated grades (see Section 7.2, Mineralization, for description).

In general, WGM found the database to be in good order. After the errors that WGM identified were corrected, there were no additional database issues that would have a material impact on the Mineral Resource estimate. Therefore, WGM proceeded to audit the re-interpolated model supplied by Alderon. As aforementioned, the database is a work in progress and will be updated as new information becomes available to be used for future Mineral Resource estimates. Recent testwork has helped to better understand iron deportment differences within the various mineralogical components of the Rose deposit. This is described in further detail in Section 13 of this Report.

14.3.3	Database Management

The drillhole data were stored in a GemcomTM multi-tabled workspace specifically designed to manage collar and interval data. The line work for the geological interpretations and the resultant 3-D wireframes were also stored within the GemcomTM Project. The project database stored cross section and level plan definitions and the block models, such that all data pertaining to the Project are contained within the same project database.

14.4           Geological Modelling Procedures

14.4.1	Cross Section Definition

Twenty two vertical cross sections were defined for Rose North and Rose Central zones and eleven sections for Mills Lake for the purpose of Mineral Resource estimation. The holes were drilled on section lines which were spaced 100 m apart for both deposits in the main area of mineralization. The cross sections were oriented perpendicular to the general strike of the deposits. Drillholes on cross sections were variably spaced with variable dips leading to separation of mineralized intersections anywhere from less than 50 m to more than 200 m apart from each other for the near-surface mineralization (down to a vertical depth of about 200 m) due to the current density of drilling. This is due to crisscrossing of holes, drilling many holes in

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a scissor or fan pattern from the same setup, or just the general sparseness of drilling, especially at depth. Most cross sections contained at least two holes and some had as many as ten holes passing through the mineralized zone due to the variable drilling pattern. See Figure 7.3 (Section 7) for the locations of the drillholes in the Mineral Resource area and the cross section orientations.

14.4.2	Geological Interpretation and 3-D Wireframe Creation

Alderon’s geologists manually interpreted the boundaries of the mineralized zones and internal waste zones on the cross sections. Scans of the interpreted cross sections were geo-referenced in 3-D space within Leapfrog Mining Software and geologic contacts were digitized as polylines and appropriately labelled. The digitized lines were ‘snapped’ to drillhole intervals to ensure that the resulting wireframes honoured the 3-D position of the drillhole interval. The interpretations were reviewed by WGM and the geological modelling was agreed upon with Alderon technical personnel before finalizing the interpretation to be used for the Mineral Resource estimate.

For the modelling, 3-D bounding boxes defining the maximum extents of the Rose and Mills Lake deposit areas were created. The boxes extend approximately 200 m along strike from the outermost drillholes in each area. The upper elevations of the models were limited to the bedrock-overburden contact and maximum depths were limited to 180 m relative to sea level (RSL) at Mills Lake and -106 m RSL at Rose, based on maximum depths of drilling. Mineralized boundaries extended up to a maximum of about 400 m on the ends of the zones and at depth where there was no or little drillhole information, but only if the interpretation was supported by drillhole information on adjacent cross sections or solid geological inference.

The Rose Central, Rose North and Mills Lake deposits are Lake Superior-type iron formations consisting of banded sedimentary rocks composed principally of bands of iron oxides, magnetite and hematite within quartz (chert)-rich rock. The 3-D wireframes were created using the digitized footwall and hanging wall contacts for the mineralized zones. The wireframes for each mineralized zone were enclosed at the bedrock surface, at fault boundaries and to the maximum depth and strike boundaries.

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For the Mills Lake deposit, three separate zones were interpreted and wireframed based on drillhole data on vertical sections: a basal magnetite zone; a hematitic interlayer within the magnetite zone; and an upper magnetite zone. In the Mills Lake deposit, the hematite-rich unit was located near the middle of the deposit.

Rose North and Rose Central zones were each divided into three metallurgical/mineralogical domains (see Section 7.3.2 for detailed description of these interpreted zones); NR-1, NR-2, and NR-3 and RC-1, RC-2 and RC-3, respectively. The zoning of the Rose deposit was based on recent metallurgical/mineralogical testing of the mineralization plus logging and results in the assay database. The Rose deposit is also influenced by major listric and normal faults, which relocate some of the mineralized zones at depths up to 100 m distances (see Section 7.3.2).

Alteration products in the form of limonite and goethite are dominant features in the Rose North deposit, at least at shallower depths and near surfaces based on drillhole logging. These alteration products were not part of the original metallurgical/mineralogical zoning of the deposits, therefore for this most recent Mineral Resource estimate, a 3-D solid was created incorporating these alteration zones, which is named the “Limonite zone”. The Limonite zone only occurs in Rose North, appears to be primarily limited to surface weathering and does not appear to have any obvious relationship with major fault zones in the area. This zone was modelled on 50 m spaced sections and shows similar strike and dip to the Rose North mineralization. The Limonite zone 3-D wireframe was used to overprint the other wireframes in the Gemcom model and was incorporated for geological and interpolation purposes.

The continuity of the mineralization as a whole appeared to be quite good based on the existing drilling, so WGM had confidence to extend the interpretation beyond a 300 m distance in some cases, based on our previous experience. The 3-D model for Rose North and Rose Central was continued at depth by Alderon as long as there was drillhole information and supporting data from adjacent sections. Since the drilling density was lower in the deeper parts of the deposits, the drillhole spacing was taken into consideration when classifying the Mineral Resources and these areas were given a lower confidence category. Even though the wireframe continued to a maximum depth of -106 m (approximately 700 m vertically below surface and extending 100 m past the deepest drilling), at this time, no Mineral Resources were defined/considered below

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0 m elevation for Rose North and Rose Central. The Mills Lake wireframes extended to 180 m in elevation or about 400 m below surface.

Figures 14.1 and 14.2 show the 3-D geological models that illustrate the relationships in Rose North and Rose Central and Figures 14.4 to 14.7 show typical cross sections through the deposits illustrating the zone/unit boundaries and TFe% block model and Mineral Resource categorization (see Section 14.6 for a detailed explanation). Figure 14.3 shows the 3-D geological model for Mills Lake and Figures 14.8 and 14.9 show a typical cross section through the deposit illustrating the zone/unit boundaries and TFe% block model and Mineral Resource categorization (see Section 14.6 for a detailed explanation).

14.4.3	Topographic Surface Creation

A wireframed surface or triangulated irregular network ("TIN") was generated by Alderon for the topography surface and overburden contacts. The topography wireframe was derived from bare earth elevation data collected during a 2011 LIDAR survey. The topography wireframe was offset to drillhole overburden/bedrock contacts using Leapfrog3D software to create the overburden wireframe and to ensure the overburden did not cross the topography surface where no drillhole information existed.

WGM checked the overburden surface created by Alderon against the drillhole information and found it to be properly created. These surfaces were used to limit the upper boundary of the geological block model, i.e., the Mineral Resources were defined up to the surface representing the bottom of the overburden. Alderon ensured that the Mineral Resource estimate stayed below this overburden surface.

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Figure 14.1 : Rose North and Rose Central 3-D Geological Model (Looking SW)

Figure 14.2 : Rose North and Rose Central 3-D Geological Model (Looking NW)

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Figure 14.3 : Mills Lake 3-D Geological Model (Looking NW)

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Watts, Griffis and McOuat
632,600m.E
5,856,400m.N
632,800m.E
5,856,200m.N
633,000m.E
5,856,000m.N
633,200m.E
5,855,800m.N
633,400m.E
5,855,600m.N
633,600m.E
5,855,400m.N
600 RL
400 RL
200 RL
0 RL
-200 RL
ROSE NORTH
ROSE CENTRAL
NR 1
NR 2
NR 3
NR 3
RC 3
RC 2
RC 1
Scale 1 : 4,000
0
40
200
Metres
UTM NAD83 Zone 19
Legend:
%TFe Block Grade
< 15
15 - 20
20 - 25
25 - 30
> 30
Drill Hole Geology
Overburden
Graphitic Micaceous Schist (Menihek Fm.)
Gneiss
Hematite Iron Formation
Magnetite Iron Formation
Silicate Iron Formation and Lean Magnetite Iron Formation
Quartzite / Schist (Wishart Fm.)
Drillhole
K-11-128
Number
Collar
Trace
%TFe, %magFe, %hemFe
Composite Interval %TFe
Metallurgical/Mineralogical Domains for Mineral Resources
Zone outline
Limonite (LIM) outline
Rose North - NR 1, NR 2, NR 3, Limonite (LIM)
Rose Central - RC 1, RC 2, RC 3
Graphics by Watts, Griffis and McOuat Limited

Figure 14.4

ALDERON IRON ORE CORP.

Kami Project

Southwest Labrador, Canada

Figure 14.4 : Rose Deposit Cross Section 20+00E Showing %TFe Block Grade Model

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Watts, Griffis and McOuat
632,600m.E
3,856,400m.N
632,800m.E
3,856,200m.N
633,000m.E
3,856,000m.N
633,200m.E
3,855,800m.N
633,400m.E
3,855,600m.N
633,600m.E
3,855,400m.N
600 RL
400 RL
200 RL
0 RL
-200 RL
ROSE NORTH
ROSE CENTRAL
NR 1
NR 2
NR 3
NR 3
RC 3
RC 2
RC 1
Scale 1 : 4,000
0
40
200
Metres
UTM NAD83 Zone 19
Legend:
Mineral Resource Categorization
Measured
Indicated
Inferred
Drill Hole Geology
Overburden
Graphitic Micaceous Schist (Menihek Fm.)
Gneiss
Hematite Iron Formation
Magnetite Iron Formation
Silicate Iron Formation and Lean Magnetite Iron Formation
Quartzite / Schist (Wishart Fm.)
Drillhole
K-11-128
Number
Collar
Trace
K-11-128
%TFe, %magFe, %hmFe
Composite Interval %TFe
Metallurgical Mineralogical Domains for Mineral Resources
Zone outline
Limonite (LIM) outline
Rose North - NR 1, NR 2, NR 3, Limonite (LIM)
Rose Central - RC 1, RC 2, RC 3
Graphics by Watts, Griffis and McOuat Limited

Figure 14.5

ALDERON IRON ORE CORP.

Kami Project

Southwest Labrador, Canada

Rose Deposit

Cross Section 20+00E Showing Mineral Resources Categorization

(Looking North)

Figure 14.5 : Rose Deposit Cross Section 20+00E Showing Mineral Resource Categorization

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Watts, Griffis and McOuat
5,855,800m.N
632,000m.E
5,855,600m.N
632,200m.E
5,855,400m.N
632,400m.E
5,855,200m.N
632,600m.E
5,855,000m.N
632,800m.E
600 RL
400 RL
200 RL
0 RL
175
ROSE NORTH
ROSE CENTRAL
NR 1
NR 2
NR 3
RC 2
Scale 1 : 3,500
0
35
Metres
UTM NAD83 Zone 19
Legend:
%TFe Block Grade
< 15
15 - 20
20 - 25
25 - 30
> 30
Drill Hole Geology
Overburden
Graphitic Micaceous Schist (Menihek Fm.)
Gneiss
Hematite Iron Formation
Magnetite Iron Formation
Silicate Iron Formation and
Lean Magnetite Iron Formation
Quartzite / Schist (Wishart Fm.)
Drillhole
K-10-55
Number
Collar
Trace
Metallurgical/Mineralogical Domains
for Mineral Resources
Zone outline
Limonite (LIM) outline
Rose North - NR 1, NR 2, NR 3, Limonite (LIM)
Rose Central - RC 1, RC 2, RC 3
%TFe, %magFe, %hemFe
Composite Interval %TFe
Figure 14.6
ALDERON IRON ORE CORP.
Kami Project
Southwest Labrador, Canada
Rose Deposit
Cross Section 10+00E Showing
%TFe Block Grade Model
(Looking North)
Graphics by Watts, Griffis and McOuat Limited

Figure 14.6 : Rose Deposit Cross Section 10+00E Showing %TFe Block Grade Model

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Watts, Griffis and McOuat
5,855,800m.N
632,000m.E
5,855,600m.N
632,200m.E
5,855,400m.N
632,400m.E
5,855,200m.N
632,600m.E
5,855,000m.N
632,800m.E
600 RL
400 RL
200 RL
0 RL
RC 2
ROSE NORTH
ROSE CENTRAL
NR 1
NR 2
NR 3
175
Scale 1 : 3,500
Metres
UTM NAD83 Zone 19
Legend:
Mineral Resource Categorization
Measured
Indicated
Inferred
Drill Hole Geology
Overburden
Graphitic Micaceous Schist (Menihek Fm.)
Gneiss
Hematite Iron Formation
Magnetite Iron Formation
Silicate Iron Formation and Lean Magnetite Iron Formation
Quartzite / Schist (Wishart Fm.)
Drillhole
K-10-55
Number
Collar
Trace
Metallurgical/Mineralogical Domains for Mineral Resources
Zone outline
Limonite (LIM) outline
Rose North - NR 1, NR 2, NR 3, Limonite (LIM)
Rose Central - RC 1, RC 2, RC 3
%TFe, %magFe, %hmFe
Composite Interval %TFe

Figure 14.7

ALDERON IRON ORE CORP.

Kami Project

Southwest Labrador, Canada

Rose Deposit

Cross Section 10+00E Showing Mineral Resources Categorization

(Looking North)

Figure 14.7 : Rose Deposit Cross Section 10+00E Showing Mineral Resource Categorization

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Watts, Griffis and McOuat
Figure 14.8
ALDERON IRON ORE CORP.
Kami Project
Southwest Labrador, Canada
Mills Lake
Cross Section 36+00E Showing
%TFe Block Grade Model
(Looking North)
634,400m.E
5,851,600m.N
5,851,650m.N
634,600m.E
5,851,700m.N
634,800m.E
5,851,750m.N
635,000m.E
600 RL
500 RL
400 RL
300 RL
200 RL
K-10-97
K-11-118
K-11-121A
K-10-95
K-10-96
Upper Magnetite Zone
Hematite-rich Zone
Main Magnetite Zone
Legend:
%TFe Block Grade
< 15
15 - 20
20 - 25
25 - 30
> 30
Drillhole
K-10-95 Number
Collar
Trace
%TFe, %magFe, %hmFe
Composite Interval %TFe
Drill Hole Geology
Overburden
Graphitic Micaceous Schist (Menihek Fm.)
Gneiss
Hematite Iron Formation
Magnetite Iron Formation
Silicate Iron Formation and Lean Magnetite Iron Formation
Quartzite / Schist (Wishart Fm.)
Metallurgical/Mineralogical Domains for Mineral Resources
Zone outline
Rose North - NR 1, NR 2, NR 3
Rose Central - RC 1, RC 2, RC 3
Scale 1 : 2,000
0
20
100
Metres
UTM NAD83 Zone 19
Graphics by Watts, Griffis and McOuat Limited

Figure 14.8 : Mills Lake Deposit Cross Section 36+00E Showing %TFe Block Grade Model

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Watts, Griffis and McOuat
Figure 14.9
ALDERON IRON ORE CORP.
Kami Project
Southwest Labrador, Canada
Mills Lake
Cross Section 36+00E Showing
Mineral Resources Categorization
(Looking North)
634,400m.E
5,851,600m.N
5,851,650m.N
634,600m.E
5,851,700m.N
634,800m.E
5,851,750m.N
635,000m.E
600 RL
500 RL
400 RL
300 RL
200 RL
K-10-97
K-11-113
K-10-95
K-11-121A
K-10-96
Upper Magnetite Zone
Hematite-rich Zone
Main Magnetite Zone
Scale 1 : 2,000
0
20
100
Metres
UTM NAD83 Zone 19
Legend:
Mineral Resource Categorization
Measured
Indicated
Inferred
Drill Hole Geology
Overburden
Graphitic Micaceous Schist (Menihek Fm.)
Gneiss
Hematite Iron Formation
Magnetite Iron Formation
Silicate Iron Formation and Lean Magnetite Iron Formation
Quartzite / Schist (Wishart Fm.)
Drillhole
K-10-95
Number
Collar
Trace
Metallurgical Mineralogical Domains for Mineral Resources
Zone outline
Rose North - NR 1, NR 2, NR 3
Rose Central - RC 1, RC 2, RC 3
K-10-95
%TFe, %magFe, %hmFe
Composite Interval %TFe
Graphics by Watts, Griffis and McOuat Limited

Figure 14.9 : Mills Lake Deposit Cross Section 36+00E Showing Mineral Resource Categorization

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14.5           Statistical Analysis, Compositing, Capping and Specific Gravity

14.5.1	Back-Coding of Rock Code Field

The 3-D wireframes/solids that represented the interpreted mineralized zones were used to back-code a rock code field into the drillhole workspace, and these were checked against the logs and the final geological interpretation. Each interval in the original assay table and the composite table was assigned a rock code value based on the rock type wireframe that the interval midpoint fell within.

14.5.2	Statistical Analysis and Compositing

In order to carry out the Mineral Resource grade interpolation, a set of equal length composites of 3 m was generated from the raw drillhole intervals, as the original assay intervals were different lengths and required normalization to a consistent length. A 3 m composite length was chosen to ensure that more than one composite would be used for grade interpolation for each block in the model and 3 m is also the average length of the raw assay intervals for the zones. Regular down-the-drillhole compositing was used. All composites with lengths less than 0.3 m were removed from the final dataset and were not used in the grade interpolation.

Table 14.3 summarizes the statistics of the 3 m composites inside the defined Mills Lake, Rose Central and Rose North geological wireframes for %TFeHead, %magFeHead and %hmFeHead and Figures 14.10 to 14.17 show the histograms for the %TFeHead for the magnetite-rich and hematite-rich zones, respectively.

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Table 14.3 : Basic Statistics of 3 m Composites

Element	Number	Minimum	Maximum	Average	C.O.V.
Mills Lake - %TFe_H (Magnetite1)	1,033	12.7	43.4	29.4	0.11
Mills Lake - %TFe_H (Hematite)	117	22.2	39.8	33.6	0.07
Mills Lake - %magFe_H (Magnetite1)	1,033	0.4	37.5	22.2	0.32
Mills Lake - %magFe_H (Hematite)	117	0	30.8	5.8	1.09
Mills Lake - %hmFe_H (Magnetite1)	1,033	0	35.2	3.3	1.04
Mills Lake - %hmFe_H (Hematite)	117	0	38.7	26.8	0.28

Rose Central - %TFe_H (RC-1)	850	0	44.1	30.6	0.15
Rose Central - %TFe_H (RC-2)	2,772	0	52.7	28.8	0.26
Rose Central - %TFe_H (RC-3)	1,369	0	48.9	27.4	0.22
Rose Central - %magFe_H (RC-1)	850	0	38.5	8.3	1.06
Rose Central - %magFe_H (RC-2)	2,772	0	47.9	18.3	0.51
Rose Central - %magFe_H (RC-3)	1,369	0	48.7	19.3	0.43
Rose Central - %hmFe_H (RC-1)	850	0	42.7	20.2	0.59
Rose Central - %hmFe_H (RC-2)	2,772	0	38.2	6.8	1.07
Rose Central - %hmFe_H (RC-3)	1,369	0	31.8	3.2	1.52

Rose North - %TFe_H (NR-1)	1,559	5.9	57.9	33.2	0.19
Rose North - %TFe_H (NR-2)	878	3.3	42.8	29.5	0.15
Rose North - %TFe_H (NR-3)	798	7.5	46.3	26.3	0.16
Rose North - %TFe_H (Limonite)	632	0	48.3	21.9	0.54
Rose North - %magFe_H (NR-1)	1,559	0	36.2	5.6	1.13
Rose North - %magFe_H (NR-2)	878	0.2	35.0	18.4	0.37
Rose North - %magFe_H (NR-3)	798	0	35.2	17.2	0.45
Rose North - %magFe_H (Limonite)	632	0	31.6	5.8	1.14
Rose North - %hmFe_H (NR-1)	1,559	0	51.8	27.1	0.35
Rose North - %hmFe_H (NR-2)	878	0	35.8	8.2	0.88
Rose North - %hmFe_H (NR-3)	798	0	38.5	4.5	1.23
Rose North - %hmFe_H (Limonite)	632	0	45.4	13.9	0.82

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Figure 14.10 : Normal Histogram, %TFeHead – Rose Central 3 m Composites (RC-1, RC-2 and RC-3 Domains)

December 2012

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Figure 14.11 : Normal Histogram, %hmFeHead – Rose Central 3 m Composites (RC-1, RC-2 and RC-3 Domains)

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Figure 14.12 : Normal Histogram, %magFeHead – Rose Central 3 m Composites (RC-1, RC-2 and RC-3 Domains)

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Figure 14.13 : Normal Histogram, %TFeHead – Rose North 3 m Composites (NR-1, NR-2, NR-3 and Limonite Domains)

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Figure 14.14 : Normal Histogram, %hmFeHead – Rose North 3 m Composites (NR-1, NR-2, NR-3 and Limonite Domains)

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Figure 14.15 : Normal Histogram, %magFeHead – Rose North 3 m Composites (NR-1, NR-2, NR-3 and Limonite Domains)

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Figure 14.16 : Normal Histogram, %TFeHead, %hmFeHead, %magFeHead – Mills Lake 3 m Composites (Hematite Zone)

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Figure 14.17 : Normal Histogram, %TFeHead, %hmFeHead, %magFeHead – Mills Lake 3 m Composites (Magnetite Zone)

14.5.3	Grade Capping

The statistical distribution of the %TFe samples showed good normal distributions in all zones. Grade capping, also sometimes referred to as top cutting, is commonly used in the Mineral Resource estimation process to limit the effect (risk) associated with extremely high assay values, but considering the nature of the mineralization and the continuity of the zones, Alderon determined that capping was not required for the Rose Central, Rose North and Mills Lake deposits and WGM agrees with this assessment.

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14.5.4	Density/Specific Gravity

Specific gravity is previously discussed in detail in the Mineralization Section 7.3.4 of this Report. In previous Mineral Resource estimates for Mills Lake, Rose Central and Rose North, WGM created a variable density model to relate the SGs with the iron grades. SG vs %TFe for the Kami samples was plotted using the helium gas comparison pycnometer method on sample pulps. Most of the iron formation consists of a mix of magnetite and hematite, however, there are sections that contain very little hematite and are mostly magnetite and vice versa.

For the current Mineral Resource estimates, Alderon used a DGI probe for each hole that was drilled since 2011 and recorded major physical properties, including density. This method proved to be slightly different than WGM’s method and resulted in a very similar relationship to WGM’s. The plot shows that SG by pycnometer results correlate strongly with %TFe on samples. It also illustrates that the DGI probe determined densities averaged over the same sample intervals similarly correlate strongly with %TFe.

Since we are of the opinion that there is insignificant difference between the WGM method and the Alderon method, a best fit correlation line based on DGI data to obtain the density of each block in the model was used: %TFe x 0.0223 + 2.8103. This formula also reflects WGM’s experience with other iron ore deposits that we have modelled and we have found that SG shows excellent correlation with %TFe, as is typical with these types of deposits. Using WGM’s variable density model, a 30% TFe gives a SG of approximately 3.48.

Since using the DGI method proves to be on the lower side and slightly more conservative, WGM agreed to use best fit line based on the DGI data instead of pycnometer, although WGM reiterates that the DGI data needs to be validated for a limited number of samples against pycnometer data.

Mineralization for Rose North is more hematite-rich than that at Rose Central and the near surface mineralization is also more weathered and oxidized. Alteration products such as limonite/goethite and secondary manganese hydroxides have developed from the oxide iron and manganese minerals; however, the extent of these secondary iron hydroxides is currently not well understood, particularly at depth. This leads to some uncertainty regarding the

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determination of density for the Mineral Resource tonnage estimate. To overcome this uncertainty in grade and density of the altered mineralization in Rose North, Alderon used a visual observation of altered recovered core and logged it in the database under a “Table of Weathering” to develop a hard boundary for altered mineralization. All density data within the limonitic wireframes (altered zones) were assigned a SG of 3.0. The secondary iron and manganese hydroxides will also have some impact on potential iron recovery and this requires further evaluation and testwork.

14.6           Block Model Parameters, Grade Interpolation and Categorization of Mineral Resources

14.6.1	General

The previous Kami Project Mineral Resource estimates were completed using a block modelling method and the grades were interpolated using an Inverse Distance ("ID") estimation technique. ID belongs to a distance-weighted interpolation class of methods, similar to Kriging, where the grade of a block is interpolated from several composites within a defined distance range of that block. ID uses the inverse of the distance (to the selected power) between a composite and the block as the weighting factor.

Alderon used an ID2 interpolation method and for comparison and cross checking purposes, WGM used ID and ID10 methods, which closely resembles a Nearest Neighbour ("NN") technique. In the NN method, the grade of a block is estimated by assigning only the grade of the nearest composite to the block. In WGM’s experience, all interpolation methods usually give similar results, as long as the grades are well constrained within the wireframes. The results of the interpolation approximated the average grade of all the composites used for the estimate. WGM’s experience with similar types of deposits showed that geostatistical methods like Kriging give very similar results when compared to ID interpolation. Therefore, WGM are of the opinion that ID interpolation is appropriate and accepted Alderon’s grade interpolation as supplied.

14.6.2	Block Model Setup/Parameters

The block model was created using the GemcomTM software package to create a grid of regular blocks to estimate tonnes and grades. Originally, three block models were set-up for the Kami

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 Project Mineral Resource estimates; one for Mills Lake and one each for Rose Central and Rose North, as Mills Lake and the Rose deposits were oriented in different directions along the main strike direction. Rose North is believed to be the NW limb of the same syncline as Rose Central and has the same section definitions and orientations as Rose Central, so for this most recent Mineral Resource update, Rose North was just added into an expanded block model setup for Rose Central. The parameters used for the block modelling are summarized below.

For Mills Lake, the block sizes used were:
Width of columns = 5 m
Width of rows = 20 m
Height of blocks = 5 m

For Rose Central and Rose North, the block sizes used were:
Width of columns = 15 m
Width of rows = 15 m
Height of blocks = 14 m

The specific parameters for the Mills Lake block model are as follows:

Easting coordinate of model bottom left hand corner:	634659.71
Northing coordinate of model bottom left hand corner:	5850345.00
Datum elevation of top of model:	650.00 m
Model rotation (anti-clockwise around Origin):	-45.00
Number of columns in model:	300
Number of rows in model:	115
Number of levels:	100

The specific parameters for the Rose Central and Rose North block model are as follows:

Easting coordinate of model bottom left hand corner:	630790.38
Northing coordinate of model bottom left hand corner:	5855176.35
Datum elevation of top of model:	730.00 m

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Model rotation (anti-clockwise around Origin):	-45.00
Number of columns in model:	150
Number of rows in model:	200
Number of levels:	70

14.6.3	Grade Interpolation

Both the Rose Central and Rose North deposits are divided into three subzones based on the amount of magnetite versus hematite, as well as manganese contents and other metallurgical differences (Please see Section 7.3.2 of this Report for detailed metallurgical/mineralogical descriptions of all six subzones in Rose Central and Rose North). The interpretation and “geo-metallurgical” 3-D wireframes were established based on these three subzones for each of the Rose deposits. The oxide iron formation at Kami is mostly magnetite-rich, but hematite (specularite) appears to be more prominent in the Rose North mineralization than at Rose Central, even though they are believed to be part of the same syncline. All zones contain mixtures of magnetite and hematite. Deeply weathered iron formation in Rose North also contains concentrations of secondary manganese oxides which add to its complexity. The altered mineralization in the form of limonite and goethite was used to overprint the Rose North hematic unit (NR-1). Mills Lake is simply divided to two zones (magnetite-rich and hematite-rich units). According to BBA’s assessment of the PEA testwork, it would appear that the Mills Lake mineralization would require a different processing route. Since Mills Lake does not contribute to the current Feasibility Study due to Alderon’s decision to focus effort on the Rose deposit, no further zoning based on metallurgical and mineralogical characteristics has been established for this deposit. The coding of each zone in the block model is shown in Table 14.4.

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Table 14.4 : Block Model Coding of Kami Project Deposits

Deposit	Zone	Domain
Rose Central	RC-1	1001,1002,1003
Rose Central	RC-2	2001,2002,2003
Rose Central	RC-3	3001,3002,3003
Rose North	NR-1	12
Rose North	NR-2	13
Rose North	NR-3	14
Rose North	Limonite	15
Mills Lake	Hematite	10
Mills Lake	Magnetite	20

Based on the current knowledge gained during more detailed exploration and definition drilling, the gross overall mineralization controls appear to be fairly simple from a structural perspective, therefore the search ellipse size and orientation for the grade interpolation for Rose North and Mills Lake was kept simple. However, for Rose Central, a “domaining” technique was chosen to define structural or mineralogical zones and to better control grade distribution. Three subdomains were defined within the Rose Central anticline/antiform. These three subdomains cover the west limb (1003, 2003 and 3003), hinge zone (1002, 2002 and 3002) and east limb (1001, 2001 and 3001) orientation of the folded strata in the deposit.

A three-step search ellipsoid approach was established based on results of variography of %TFeHead grade for Rose Central, Rose North and Mills Lake: the first search was based on 2/3 of the range of the variograms; the second search was based on the range of the variograms; and the third search was based on three times the range of the variograms. These ranges were established for all interpolated domains in the three deposits. This three-step approach was used in order to inform all the blocks in the block model with grade, however, the classification of the Mineral Resources (see below) was based on drillhole density (or drilling pattern), geological knowledge/interpretation of the geology and some other constraints, such as the presence of alteration (limonite/goethite). The %TFeHead grade (interpolated from 3 m composites) was used for the Mineral Resource estimate, however, %Mn, %SiO2, %magFe and %hmFe (calculated) were also interpolated into the grade block model.

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The Project general grade interpolation parameters are shown in Tables 14.5 to 14.7.

Table 14.5 : ID² Interpolation Parameters, First Search Ellipsoid (2/3 Sill Range)

Domain	Z	Y	Z	Intermediate Continuity (m, Y)	Maximum Continuity (m, X)	Minimum Continuity (m, Z)	Max. No. Per Hole	Min. No. Samples	Max. No. Samples
1001	175	-50	180	70	90	25	4	6	12
1002	45	0	-50	70	90	25	4	6	12
1003	175	90	-180	70	90	25	4	6	12
2001	175	-50	180	70	90	25	4	6	12
2002	45	0	-50	70	90	25	4	6	12
2003	175	90	-180	70	90	25	4	6	12
3001	175	-50	180	70	90	25	4	6	12
3002	45	0	-50	70	90	25	4	6	12
3003	175	90	-180	70	90	25	4	6	12
12	180	-75	180	100	100	30	2	5	10
13	180	-75	180	100	100	30	2	5	10
14	180	-75	180	100	100	30	2	5	10
15	180	-75	180	100	100	30	2	5	10
10	-180	-30	0	90	100	30	2	5	10
20	-180	-30	0	90	100	30	2	5	10

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Table 14.6 : ID² Interpolation Parameters, Second Search Ellipsoid (Sill Range)

Domain	Z	Y	Z	Intermediate Continuity (m, Y)	Maximum Continuity (m, X)	Minimum Continuity (m, Z)	Max. No. Per Hole	Min. No. Samples	Max. No. Samples
1001	175	-50	180	140	180	50	2	3	10
1002	45	0	-50	140	180	50	2	3	10
1003	175	90	-180	140	180	50	2	3	10
2001	175	-50	180	140	180	50	2	3	10
2002	45	0	-50	140	180	50	2	3	10
2003	175	90	-180	140	180	50	2	3	10
3001	175	-50	180	140	180	50	2	3	10
3002	45	0	-50	140	180	50	2	3	10
3003	175	90	-180	140	180	50	2	3	10
12	180	-75	180	150	135	60	2	3	10
13	180	-75	180	150	135	60	2	3	10
14	180	-75	180	150	135	60	2	3	10
15	180	-75	180	150	135	60	2	3	10
10	-180	-30	0	180	200	60	2	2	10
20	-180	-30	0	180	200	60	2	2	10

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Table 14.7 : ID² Interpolation Parameters, Third Search Ellipsoid

Domain	Z	Y	Z	Intermediate Continuity (m, Y)	Maximum Continuity (m, X)	Minimum Continuity (m, Z)	Max. No. Per Hole	Min. No. Samples	Max. No. Samples
1001	175	-50	180	400	400	150	-	3	10
1002	45	0	-50	400	400	150	-	3	10
1003	175	90	-180	400	400	150	-	3	10
2001	175	-50	180	400	400	150	-	3	10
2002	45	0	-50	400	400	150	-	3	10
2003	175	90	-180	400	400	150	-	3	10
3001	175	-50	180	400	400	150	-	3	10
3002	45	0	-50	400	400	150	-	3	10
3003	175	90	-180	400	400	150	-	3	10
12	180	-75	180	300	300	120	-	3	10
13	180	-75	180	300	300	120	-	3	10
14	180	-75	180	300	300	120	-	3	10
15	180	-75	180	300	300	120	-	3	10
10	-180	-30	0	270	300	90	-	2	10
20	-180	-30	0	270	300	90	-	2	10

The mineralization of economic interest on the Project is oxide facies iron formation, consisting mainly of semi-massive bands, or layers, and disseminations of magnetite and/or specular hematite (specularite) in recrystallized chert and interlayered with bands (beds) of chert with minor carbonate and iron silicates. The oxide iron formation is mostly magnetite-rich, but some submembers contain increased amounts of hematite, either inter-mixed with magnetite or as more discrete bands/beds/layers. Some Davis Tube testwork was also completed on some samples, giving WGM some comparative numbers to our calculated iron in hematite values. Section 7.3.4 (Mineralization) in this Report gives a full description of the methods that WGM used to calculate %hmFe from %TFe, FeO, Satmagan and Davis Tube results. The final WGM calculated %hmFe values were used in the grade interpolation in the block model.

GemcomTM does not use the sub-blocking method for determining the proportion and spatial location of a block that falls partially within a wireframed object. Instead, the system makes use

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 of a percent or partial block model (if it is important to track the different rock type’s proportions in the block – usually if there is more than one important type) or uses a "needling technology" that is similar in concept, but offers greater flexibility and granularity for accurate volumetric calculations. For the previous Mineral Resource estimates, WGM/Alderon decided to use smaller blocks (20 m x 5 m x 5 m) than would be typical for this drillhole spacing and envisioned a mining method (large open pit). However, for the purpose of this more advanced study and to aid in mine design and have a more realistic block size as would benefit a large open-pit operation, BBA requested that Alderon use a bigger block geometry (15 m x 15 m x 14 m height) for Rose Central and Rose North. Since the new zoning of the Rose deposits are broader in nature, the concept of using larger blocks has merit and does not detrimentally affect the resolution of grade interpolations. The block geometry was kept the same as previous Mineral Resource estimates for Mills Lake due to the narrow hematic zone within the deposit, i.e., the blocks were kept smaller in all dimensions so that the narrower hematite-rich zones would not lose resolution.

14.6.4	Mineral Resource Categorization

Mineral Resource classification is based on certainty and continuity of geology and grades, and this is almost always directly related to the drilling density. Areas more densely drilled are usually better known and understood than areas with sparser drilling, which would be considered to have greater uncertainty, and hence lower confidence.

WGM has abundant experience with similar types of mineralization to the Project; therefore, we used this knowledge to assist Alderon with the categorization of the Mineral Resources. The planned definition drilling program in 2011-2012 was completed by a fairly regular drillhole spacing pattern, and some holes were also drilled at optimum angles to compensate for some shortfalls of the previous drilling programs (as recommended by WGM). The mineralization was further extended on the fringes/edges and at depth, particularly in the Rose Central and Rose North zones. The continuity of the mineralization in general was quite good; however, internally the continuity of some of the zones and some waste units is poorly understood due to folding/geometric complexity. WGM was of the opinion that extending the geological interpretation beyond the more densely drilled parts of the deposit (particularly at Rose Central) was appropriate, as long as there was supporting data from adjacent sections. This extension

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was taken into consideration when classifying the Mineral Resources, and these areas were given a lower confidence category. In general, this represented the deeper mineralization. Variograms were also generated along strike and across the deposit in support of these distances. Alderon classified Mills Lake, Rose Central and Rose North mineralization as Measured, Indicated and Inferred categories.

For the purpose of the current Mineral Resource estimates, Alderon adapted a multi-stage process to classify the resources in Rose Central, Rose North and Mills Lake. Because the search ellipses were large enough to ensure that all the blocks in the 3-D model were interpolated with grade, Alderon generated a Distance Model (distance from actual data point in the drillhole to the block centroid) and reported the estimated Mineral Resources by distances which represented the category or classification.

For each category, a wireframe was established around blocks which fell within specific distances, and then, the aforementioned wireframe was adjusted by visually assessing the drillhole density and by the three-step search ellipsoid approach to grade interpolation. Generally, the first pass search ellipsoid was chosen to be the “blueprint” for the Measured category and then this first pass was compared with the Distance Model and drillhole density pattern on each cross section. The results of these comparisons were then digitized as bounding polylines. The same process was carried out for the Indicated category, where the second pass (the extended ellipsoid) was used as a guide to create polylines based on the Distance Model. A set of 3-D wireframes were created from these polylines for Measured and Indicated categories.

For the categorization, Alderon chose to use the blocks within the wireframes that had a distance of 100 m or less to be Measured, 100 m to 150 m to be Indicated and greater than 150 m as Inferred. Inferred Mineral Resources were interpolated out to a maximum of about 400 m for Rose Central and 300 m for Rose North and Mills Lake on the ends/edges and at depth when supporting information from adjacent cross sections was available. The average distance for the total Measured, Indicated and Inferred Mineral Resources at Mills Lake was approximately 44 m, 82 m and 220 m, respectively. For Rose Central, the corresponding

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distances were 60 m, 93 m and 178 m, respectively, and for Rose North, the corresponding distances were 47 m, 85 m and 186 m, respectively. The majority of the deeper mineralization is categorized as Inferred due to the sparse drillhole information below about 300 m from surface, and the maximum depth that the mineralization was taken to is 0 m elevation (approximately 575 m vertically from surface).

There were some exceptions for the general resource categorization, where a combination of the Distance Model and the search ellipsoid pass were intentionally not used for category definition, especially in the Rose North and Rose Central zones. These cases are as follows:

▪
All altered mineralization in Rose North, which was logged as limonitic, is tagged as Inferred category, no matter what the proximity of these zones is to existing drillholes. This altered material is considered as “sub-ore” at this stage until further metallurgical tests are conducted confirming their economic viability. These altered zones often have low recovery or lost cores.

▪	A basal manganese-rich zone was also identified in the hematite-rich ore (NR-1) in North Rose and was also categorized as Inferred.
▪	No Measured category exists where three sets of cross-cutting faults appear to be going through both the Rose North and Rose Central deposits; and
▪	In a few cases, especially in North Rose, the lack of DGI probe data leads to downgrading of the Measured category to Indicated.

WGM worked with Alderon extensively on this categorization and endorses it. We are also in further discussions with Alderon on how to mitigate the remaining concerns.

Figure 14.18 shows the zone outlines and interpolated %TFe blocks and Figure 14.19 shows the Mineral Resource categorization on Level Plan 450 m for Rose North. Figures 14.5, 14.7 and 14.9 previously shown illustrate the resource categorization on typical cross sections through the Rose deposit and Mills Lake.

For the Mineral Resource estimate, a cut-off of 15% TFeHead was determined to be appropriate at this stage of the Project. This cut-off was chosen, based on a preliminary review of the parameters that would likely determine the economic viability of a large open-pit operation and

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compares well to similar projects and to projects that are currently at a more advanced stage of study. This is also the resultant internal cut-off used by BBA for its current pit design (see Section 15 of this Report).

Tables 14.8 and 14.9 show the Mineral Resource estimates at various cut-offs for comparison purposes. Mineral Resources that are not Mineral Reserves, do not have demonstrated economic viability.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

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Watts, Griffis and McOuat
651,500m.E
652,000m.E
652,500m.E
653,000m.E
653,500m.E
654,000m.E
Legend:
%TFe Block Grade
< 15
15 - 20
20 - 25
25 - 30
> 30
Metallurgical/Mineralogical Domains for Mineral Resources
Zone outline
Limonite (LIM) outline
Rose North - NR 1, NR 2, NR 3, Limonite (LIM)
Rose Central - RC 1, RC 2, RC 3
Scale 1 : 7,500
0
75
375
Metres
UTM NAD83 Zone 19
NR 1
NR 2
NR 3
ROSE NORTH
ROSE CENTRAL
RC 1
RC 2
RC 3
Figure 14.18
ALDERON IRON ORE CORP.
Kami Project
Southwest Labrador, Canada
Rose Deposit - Plan 450m
%TFe Block Grade Model

Figure 14.18 : Rose Deposit, Level Plan 450 m - %TFe Block Model and Geological Outlines

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Watts, Griffis and McOuat
631,500m.E
632,000m.E
632,500m.E
633,000m.E
633,500m.E
634,000m.E
Legend:
Mineral Resource Categorization
Measured
Indicated
Inferred
Metallurgical/Mineralogical Domains for Mineral Resources
Zone outline
Limonite (LIM) outline
Rose North - NR 1, NR 2, NR 3, Limonite (LIM)
Rose Central - RC 1, RC 2, RC 3
Scale 1 : 7,500
0
75
375
Metres
UTM NAD83 Zone 19
NR 1
NR 2
NR 3
ROSE NORTH
ROSE CENTRAL
RC 1
RC 2
RC 3
Figure 14.19
ALDERON IRON ORE CORP.
Kami Project
Southwest Labrador Canada
Rose Deposit - Plan 450m Showing
Mineral Resource Categorization

Figure 14.19 : Rose Deposit, Level Plan 450 m showing Mineral Resource Categorization

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Table 14.8 : Categorized Mineral Resources by %TFe_H Cut-Off for Mills Lake (Effective Date as at December 17, 2012)

Cut-Off%	Tonnes (Million)	TFe%	magFe%	hmFe%	Mn%
Measured Resources
25.0	49.9	30.6	21.6	7.1	0.98
22.5	50.5	30.6	21.6	7.0	0.97
20.0	50.7	30.5	21.5	7.0	0.97
17.5	50.7	30.5	21.5	7.0	0.97
15.0	50.7	30.5	21.5	7.0	0.97
Indicated Resources
25.0	124.0	29.8	21.5	4.0	0.80
22.5	128.3	29.6	21.2	3.9	0.80
20.0	129.6	29.5	21.0	3.9	0.80
17.5	130.6	29.5	20.9	3.9	0.80
15.0	130.6	29.5	20.9	3.9	0.80
Inferred Resources
25.0	71.1	29.6	21.0	2.8	0.67
22.5	73.7	29.4	20.5	2.7	0.67
20.0	74.1	29.4	20.4	2.7	0.67
17.5	74.8	29.3	20.3	2.7	0.67
15.0	74.8	29.3	20.3	2.7	0.67

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Table 14.9 : Categorized Mineral Resources by %TFe_H Cut-Off for Rose Central and Rose North (Effective Date as at December 17, 2012)

Cut-Off%	Tonnes (Million)	TFe%	magFe%	hmFe%	Mn%
Rose Central Measured Resources
25.0	222.4	30.3	18.0	8.7	1.66
22.5	238.0	29.9	17.8	8.4	1.62
20.0	244.4	29.7	17.7	8.2	1.61
17.5	247.7	29.5	17.6	8.2	1.60
15.0	249.9	29.4	17.6	8.1	1.60

Rose Central Indicated Resources
25.0	242.0	29.8	18.3	6.7	1.40
22.5	275.8	29.1	18.1	6.1	1.31
20.0	284.5	28.8	18.0	6.0	1.29
17.5	288.8	28.7	17.8	6.0	1.29
15.0	294.5	28.5	17.7	5.9	1.28

Rose Central Inferred Resources
25.0	139.3	29.8	17.2	7.9	1.56
22.5	154.3	29.2	17.1	7.3	1.47
20.0	158.8	29.0	17.0	7.2	1.45
17.5	160.1	28.9	16.9	7.1	1.45
15.0	160.7	28.9	16.9	7.1	1.44

Rose North Measured Resources
25.0	215.3	31.0	13.1	15.6	0.90
22.5	231.9	30.5	13.1	14.8	0.87
20.0	235.0	30.4	13.1	14.7	0.87
17.5	235.8	30.3	13.0	14.7	0.87
15.0	236.3	30.3	13.0	14.7	0.87

Rose North Indicated Resources
25.0	287.0	31.1	11.6	18.1	1.00
22.5	307.6	30.6	11.8	17.2	0.96
20.0	311.0	30.5	11.8	17.1	0.96
17.5	312.1	30.5	11.8	17.1	0.96
15.0	312.5	30.5	11.8	17.1	0.96

Rose North Inferred Resources
25.0	260.6	30.5	12.6	16.3	0.80
22.5	279.6	30.0	12.7	15.6	0.77
20.0	284.4	29.9	12.6	15.5	0.77
17.5	286.0	29.8	12.6	15.5	0.77
15.0	287.1	29.8	12.5	15.5	0.76

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14.7           Block Model Validation

The validation of the Mineral Resource estimate on Mills Lake and Rose Lake deposits was carried out separately in two steps.

For the first step, block grades (TFe%, magFe%, hmFe% and Mn%) were compared visually against drillhole assay data and composite data for each section and on plan views. The global validation of the block model results against the grade of the assay and composite intervals were confirmed using this visual comparison.

For the second step, the average of the block grades were reported at 0 TFe% cut-off with blocks in all classifications summed. This average is the average grade of all blocks within the mineralized domain. The values of the interpolated grades for the block model were compared to the average grade of Head assays and average grade of composites of all samples from within the domain (Tables 14.10 to 14.12).

Table 14.10 : Comparison of Average Grade of Assays and Composites with Total Block Model Average Grades for Rose Central

Cut-Off%	TFe%	magFe%	hmFe%	Mn%
Assays	28.9	17.0	8.1	1.56
Composites	28.7	16.9	8.1	1.54
Blocks	28.5	17.1	7.0	1.44

Table 14.11 : Comparison of Average Grade of Assays and Composites with Total Block Model Average Grades for Rose North

Cut-Off%	TFe%	magFe%	hmFe%	Mn%
Assays	29.9	11.4	16.5	0.86
Composites	29.2	11.0	16.0	0.84
Blocks	30.0	12.2	15.9	0.84

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Table 14.12 : Comparison of Average Grade of Assays and Composites with Total Block Model Average Grades for Mills Lake

Cut-Off%	TFe%	magFe%	hmFe%	Mn%
Assays	30.0	20.8	5.9	0.94
Composites	28.7	20.6	4.9	0.90
Blocks	29.6	20.8	4.1	0.79

The comparisons above show the average grade of all the blocks in the constraining domains to be in close proximity of the average of all assays and composites used for grade estimation, and any variances observed were not considered to be material.

During this FS, a risk review was performed in order to identify project risks including risks related to this resource estimate. The results are presented in Section 22 of this Report.

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15.           MINERAL RESERVE ESTIMATE

15.1           Resource Block Model

The Feasibility Study (FS) block model for the Rose deposit entitled “Rose Block Model-Classified-June26.csv” was prepared by Alderon and audited by Watts, Griffis and McOuat Ltd (WGM). The block model was provided as a Comma Separated Value file (CSV), and was delivered to BBA on June 26th, 2012. The model covers the Rose deposit, which is divided into a Rose Central (RC) region and a North Rose (NR) region. It should be noted that the Mills deposit was not part of this FS.

The variables contained in the Feasibility Study model are outlined in Table 15.1. As described in Section 13 of this Report, for ore processing considerations, the model includes ore classification by rock type and is subdivided into specific iron formations for the Rose Central (RC) and for the North Rose (NR) region (i.e. RC-1, RC-2 and RC-3 and NR-1, NR-2 and NR-3), as well as limonitic ore (Rock Type=15). All of the mineralized rock types are classified as Measured, Indicated or Inferred Resources (shown in the Rescat item as indicated in Table 15.1). As per NI 43-101 requirement for a Feasibility Study, only Measured and Indicated Resources have been converted to Reserves (ore), for the purpose of this Study.

Rock Type=15 (limonite) has not been included in calculations of Reserves because of insufficient  metallurgical testwork for this type of mineralization.

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Table 15.1 : Rose FS Block Model Items

Model Item Description
Item	Rose Model
Level	Number of blocks in “z” direction
Row	Number of blocks in “y” direction
Col	Number of blocks in “x” direction
X	Easting Coordinate
Y	Northing Coordinate
Z	Elevation Coordinate
Rock Type
Rose Central (RC) : Hematite-Rich (1000), Magnetite-Hematite (2000),  Magnetite-Rich  (3000)
North Rose (NR): Hematite-Rich (12), Magnetite-Hematite (13), Magnetite-Rich (14), Limonitic (15)
RC-1=1000             RC-2=2000            RC-3=3000
NR-1=12            NR-2=13            NR-3=14

Percent	Percentage blocks within model
Density	Resource: 2.813-4.087 t/m3 Waste : 2.83 t/m3 (Defaulted after import) OB : 2.35 t/m3 (Defaulted after import)
HMFe	Grade of Hematite Fe (%)
MTFe	Grade of Magnetite Fe (%)
MN	Grade of Manganese (%)
TFe	Total Iron (%)
MAG%	Percentage of Magnetite
HEM%	Percentage of Hematite
SiO2	Grade of Silica (%)
RC	RC Domains for Central Rose Deposit (flagged in this folder)
NR	NR Domains for North Rose Deposit (flagged in this folder)
Rescat	Measured (1), Indicated (2), Inferred (3)

The block model was imported into the MineSight 3-D software, into a project control file (PCF), as provided, with no modification to the given information. The model was checked to ensure the validity and the integrity of the transfer from WGM files into MineSight software.

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Following the confirmation of the validity of the block model, BBA created additional model parameters, which are listed below:

▪	Topography Percent (percent of block below topographical surface);
▪	Overburden Percent (percent of block above bedrock surface);
▪	Iron Recovery for each of RC-1, RC-2, RC-3, NR-1, NR-2, NR-3;
▪	Weight Recovery (concentrate weight yield).

15.1.1	Model Coordinate System

The block model was provided in UTM NAD83 coordinates, with an applied rotation of 45o (Refer to Section 14). The model was delivered with a specified origin of x=630 790.381 m, y=5 855 176.355 m, z=730 m. BBA unrotated the model and used a Local Mine Grid with origin x=0m, y=0 m when importing it into MineSight (BBA’s 3-D Mining Software).

The block sizes are 15 m (x-coordinate) x 15 m (y-coordinate) x 14 m (z-coordinate). A three dimensional (3-D) representation of the block model, showing Measured and Indicated blocks of the RC and NR rock types is shown in Figure 15.1. The example shown is an extraction from the Rose model. As well, Figure 15.2 shows the block size present in the model.

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Figure 15.1 : Demonstration of Blocks in Model

Figure 15.2 : Sample Block Dimensions

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15.1.2	Model Densities

Density for any of the mineralized rock types was coded into the block model and follows the regression curve shown in Section 14. The ore density in the model ranges from 2.813-4.087 t/m3.

The recommended in situ overburden density (i.e. material that is at least 50% above the bedrock surface and below the topographic surface) is 2.35t/m3, which was confirmed by Stantec. The chosen in situ waste rock density is 2.83t/m3 and was confirmed and supported by Alderon.

The in situ waste rock densities were calculated by taking the weighted averages of the relative volumetrics of the specific waste rock lithology, as logged by the Alderon geologist and of the densities of the lithological formations. The density data can be supported by DGI probe data points for the major waste rock formations. The division of the waste rock formations and their respective densities as provided by Alderon can be seen in Table 15.2.

Table 15.2 : Variety of Waste Rock Densities

Formation	Unit	Density (t/m3)

Kastsao	Kastsao	2.69
Wishart	NR Wishart	2.69
Wishart	RC Wishart	2.69
Denault	RC Marble	2.78
Sokoman	RC Waste FW Silicate IF	3.05
Menihek	Waste Menihek	2.77
Sokoman	Waste Sokoman	3.05

It is important to note that some densities were given more weight than others (e.g., Sokoman and Menihek). Blocks in the model that were not coded as ore, waste or overburden, were defaulted as waste. These blocks received density coding of 2.83t/m3.

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15.1.3	Model Recoveries

The model Fe recoveries were determined from metallurgical testwork results presented in Section 13 of this Report. The Fe recoveries are shown in Table 15.3, based on mineralized rock types in the model.

Table 15.3 : Fe Recovery by Ore Type

Ore Type	Fe Recovery (%)
RC-1	81.9
RC-2	80.9
RC-3	80.0
NR-1	67.1
NR-2	84.8
NR-3	72.5

These Fe recoveries were used to calculate the weight recovery item in the model. The weight recovery in the model is dependent on the total iron (TFe) variable, the Fe recovery for each ore type, and the LOM final concentrate Fe grade, specified as 65.2%, which was also derived from the metallurgical testwork. The variable weight recovery equation in the model is:

[Missing Graphic Reference]

It is important to note that the weight recovery in the model was only calculated for the mineralized blocks that are either classified as Measured or Indicated Resource, as per the relevant definitions for the CIM Standards/NI 43-101, which state that a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. By this definition, no weight recovery, and no economic value are given to the blocks within the model that are categorized as Inferred Resource.

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15.1.4	Model Surfaces
In addition to the block model file, wireframes of the surface topography and the solid of the overburden were provided to BBA. Both files were provided in DXF format in the same UTM coordinate system as the block model.

▪	Topography Surface (“Surface Topo DEM.dxf”);
▪	OB Solid (“OB Volume.dxf”).

The two files provide information about the portions of the block model that are actually in air, or are below either the topographic surface, in the overburden region, or in bedrock.

Two of the additional variables shown in Section 15.1 (e.g. “TOPO” and “OB”), allow BBA to code in a TOPO% and OB% to the model. The TOPO% item represents the portion of the block that is below the topographic surface. The OB% item represents the percentage of the block that is overburden. When a block is at least 50% OB, it was given a classification code as OB. Otherwise; it was either considered ore or waste rock.

The overburden solid is useful for understanding the large variability of overburden thicknesses in the model. The overburden thicknesses vary the most towards the north and south of the deposit, where the lakes are present. As can be seen in Figure 15.3, the area of greatest overburden thickness reaches approximately 55 m. The range of thicknesses of 30-55 m manifests itself along the weaker thrust zone in the deposit, which is described in detail in Stantec’s pit slope report (Stantec 2012). Also indicated in the figure are the economic pit shell outline and the final pit shell outline, which will be developed later in this section.

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Figure 15.3 : Isopach Mapping of Overburden Thicknesses

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15.2           Pit Optimization

For this FS, pit optimization was carried out using the true pit optimizer algorithm Lerchs-Grossman 3-D (“LG 3-D”) in MineSight. The LG 3-D algorithm is based on the graph theory and calculates the net value of each block in the model. With defined pit optimization parameters including concentrate selling price, mining, processing and other indirect costs, Fe recovery for each ore type (as determined from metallurgical testwork), pit slopes (as recommended by Stantec based on geotechnical pit slope study) and imposed constraints, the pit optimizer searches for the pit shell with the highest undiscounted cash flow. For feasibility studies, only the resource classified as either Measured or Indicated can be counted towards the economics of the pit optimization run.

15.2.1	Pit Optimization Parameters

Table 15.4 summarizes the pit optimization parameters used in this FS. The costs indicated were based on best available information including some costs from the Preliminary Economic Assessment, some preliminary processing costs developed in the FS, on benchmarking of similar mining operations in the region and on BBA experience. Additionally, throughout the engineering process, cost parameters were revised at specific review stages and then were incorporated in new iterations of the pit optimization runs.

An incremental bench mining cost of 0.03$/t/bench was incorporated starting at the fifth bench of the pit shell. Since the starting mining cost for ore and waste is 2.14$/t mined, this means that when the depth of the pit reaches approximately half of the life of mine (LOM) total depth, the mining cost of ore and waste is approximately 2.40$/t mined. The manner in which this was used reasonably tracks the LOM operating cost progression.

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Table 15.4 : Pit Optimization Parameters

Alderon Mining Pit Optimization Parameters
Parameters		Unit	Values
Operating Costs
	Mining cost ore, waste	($/t mined)	2.14
	Mining cost overburden (ob)	($/t mined)	1.26
	Unit mining cost per bench	($/t/bench) Bench 5-last bench	0.03
	Processing cost	($/t concentrate)	6.56
	Tailings management cost	($/t concentrate)	0.46
	Infrastructure and site cost	($/t concentrate)	0.35
Indirect Costs
	Rail transport + port cost + ship loading	($/t concentrate)	16.36
	Royalties	($/t concentrate)	3.09
	G&A cost	($/t concentrate)	1.47
Recoveries & Sales Revenue
	Average iron recovery (rec.)	RC-1%	81.9
		RC-2%	80.9
		RC-3%	80.0
		NR-1%	67.1
		NR-2%	84.8
		NR-3%	72.5
	Weight recovery	Variable equation dependent on Head grade and recovery.
	Iron sale price	$/dmt iron concentrate @ %Fe (incremented by 5$/dmt)	Vary from 10-110
	Exchange rate	(CAN $ / US $)	1.00
Pit Characteristics
	Inter-ramp angle (IRA)	Thrust zone (degrees)	30
		Footwall zone (degrees)*	47
		Hangingwall zone (degrees)*	50
		Overburden zone (degrees)	17
	Surface limitations from major lakes (to the north and south)	Meters	70
	Surface limitations from Qc/Lab border	Meters	120
	Surface limitations from small lake to the south-east	Meters	30

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The LG-3D pit optimization was run using complex slopes. It is important to note that the footwall and hangingwall slopes have been reduced by 3 degrees on average from the final design specification provided by Stantec. This is done to account for operational design factors such as ramps, geotechnical berms, and benching arrangements that will be incorporated subsequently in the engineering design process. The thrust zone and overburden slopes are left the same as those recommended. Considering the modified pit slope angles, the following are the pit slope angles used in the pit optimization:

▪	Footwall zone overall pit slope: 47°;
▪	Hangingwall zone overall pit slope: 50°;
▪	Thrust zone overall pit slope: 30°;
▪	Overburden zone overall pit slope: 17°.

Figure 15.4 shows the profiles of the complex slopes within the different zones of the deposit. The footwall zone (FW), indicated in yellow, is labeled Detail 1/FW. The Thrust zone, indicated in orange, is labeled Detail 2/Thrust. The hangingwall zone (HW), indicated in green, is labeled Detail 3/HW. The naming convention was adopted from the Stantec Report.

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Figure 15.4 : Slopes Sectors for Pit Optimization

In addition to the aforementioned processing and slope parameters, there were also various limits and constraints that were imposed as agreed upon by BBA, Alderon, WGM and Stantec. These are as follows:

▪	Environmental and hydrogeological consideration required a 70 m buffer zone around Long Lake, as recommended by Stantec.
▪	A similar 70 m buffer zone was provided from the lake to the south of the pit.
▪	A 30 m buffer zone was provided from the small lake to the east of the pit.

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▪
A 120 m buffer zone has been provided from the Québec/Labrador border. This has been applied in order to ensure that the pit wall stays within the Alderon mineral rights claims. Also, this buffer enables access to the overburden pile for final site rehabilitation and closure.

▪
No depth/elevation constraints were applied to the pit optimization. The pit optimization therefore considered all Measured and Indicated Resources having economic value. As it turns out, the optimum pit shell did not have any blocks below elevation  z=0m, thus conforming to the global resource reported above this elevation as discussed in Section 14 of this Report.

The aforementioned constraints and buffer zones are indicated in Figure 15.5.

Figure 15.5 : Surface Constraints for Pit Optimization

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The plan view shows the limiting polygon that was used for the pit optimization process as well as the chosen pit optimization footprint. Apart from the pit slope parameters, surface constraints and process recoveries, one of the most important parameters determining the economics of the pit optimization process is the concentrate selling price. The approach taken for pit optimization was to first perform LG 3-D pit runs using variable concentrate selling prices ranging from $10/t to $110/t of concentrate in $5/t increments. Then the Net Present Value (NPV) of each of the pit shells was calculated at a discount rate of 8%.

Once the series of pit shells were generated, sensitivities on NPV, total material moved, total Measured and Indicated Resource and stripping ratios were evaluated to identify the optimal pit based on discounted NPV. Figure 15.6 presents the results of the pit optimization analysis. The lowest selling price that generated a pit shell was the $35/t of concentrate. Based on this analysis, the chosen optimized pit for this FS was the pit having a selling price of $100/t of concentrate. This pit was chosen because it has one of the highest NPVs and the Measured and Indicated Resources are just above 700 Mt at a grade of 29.5% TFe. The two higher selling price pits produced nearly identical NPV results but the total stripping ratio increased noticeably.

The various pit shells, run at different selling prices can also be seen in the section view 1856.37 m north, shown in Figure 15.7.

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Figure 15.6 : Selling Price Sensitivity (Discounted Pit Shells)

Figure 15.7 : Selling Price Sensitivity (Discounted Pit Shells Section N1856.37 m)

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15.2.2	Cut-Off Grade Calculation

Each of the pit optimization pit shells run as part of the price sensitivity/pit sensitivity exercise had an associated break-even cut-off grade. The break-even cut-off grade (BECOG) is used to classify the material within the pit limits as ore or waste. For the selected pit, a BECOG of 7% total iron (TFe) was calculated using the pit optimization parameters.

Table 15.5 presents an analysis of Measured and Indicated Resource and TFe grade sensitivity to cut-off grade (COG). As can be seen, tonnage of Measured and Indicated Resource and TFe% show very little sensitivity to COG variations between 7% and 17.5% TFe. Based on this analysis, the COG used for this FS was 15% TFe. This selection benchmarks well with similar operations in the region. A higher mill COG should also contribute to optimizing Project NPV by generating a smaller pit shell with lower strip ratio.

Table 15.5 : Selected Pit at Various Cut-Off Grades

Cut-Off Grade (TFe%)	M+I (Mt)	TFe% Grade
7	719.1	29.42
10	718.2	29.45
15	714.6	29.53
17.5	709.3	29.63

15.2.3	Pit Optimization Results

Using the technical and economic parameters described previously, the LG 3-D algorithm was run and produced optimum pit shells for the Rose deposit. The cut-off grade of 15% TFe was applied to the selected economic pit shell to derive the Measured and Indicated Resource as Indicated in Table 15.6. The pit optimization is shown in 2-D Plan View in Figure 15.8. Operational design aspects such as ramps, benching arrangement, berms, and final overburden design are not included in the pit optimization phase, and will be seen later in this section.

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Table 15.6 : Alderon Feasibility Study Measured and Indicated Resources

Alderon Feasibility Study M&I Resources Kami Project- Rose Deposit (Cut-Off Grade=15% TFe)
Material	Mt	TFe%
Measured	449.9	29.7
Indicated	264.6	29.2
Total M+I	714.6	29.5

Inferred	30.7
Waste Rock	910.2
OB	118.6
Total Stripping	1,059.5
Stripping Ratio (SR)	1.48

Figure 15.8 : Pit Optimization 2-D Plan View

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15.3           Engineered Pit Design

The engineered pit is designed using the LG 3-D optimized pit shell as a base. Operational factors that are required for a mine are added during the engineered pit design phase. These features include a haulage ramp, safety berms, bench face angles, inter-ramp angles, bench height and arrangement and minimum operational widths. These operational design factors are incorporated into the engineered pit design to determine the Proven and Probable Mineral Reserve.

15.3.1	Pit Design Parameters

Stantec provided the final pit slope and benching configuration recommendations for the overburden and bedrock. The overburden inter-ramp angle (IRA) used for this Study is 17°. The bedrock angles vary depending on the geotechnical zones as discussed previously.

The block model for this Study was provided with 14 m block heights. This enables BBA to design benches that coincide with the block height. Stantec has recommended double benching in the more competent rock domains (i.e. the footwall and hangingwall domains). In the weaker thrust zone, stability and sloughing of material is a concern and therefore single benching is used. The deepest overburden thicknesses occur around the two larger lake zones to the north and south of the deposit. The overburden zone, like the weaker thrust domain, uses a single benching arrangement.

The width of the in-pit haulage ramp measures 38 m to accommodate uninterrupted double lane traffic for the selected mine fleet. The final benches towards the bottom of the pit are designed with a width of 20 m in order to reduce the stripping ratio. The maximum ramp gradient used is 10%, with smaller ramp gradient of 8% in areas around sharp curves.

Table 15.7 provides a summary of the engineered pit parameters discussed.

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Table 15.7 : Summary of Engineered Pit Design Parameters

Alderon Mining Pit Design Parameters
Parameters	Unit		IRA (Deg)	BFA (Deg)	Berm (m)
Angles
	Inter-ramp angle (IRA)	Thrust zone (degrees)	30	40	7.60
		Footwall zone (degrees)	50	70	13.30
		Hangingwall zone (degrees)	53.4	75	13.30
		Overburden zone (degrees)	17	22	8.00
Surface Constraints
	Surface limitations from major lakes (to the north and south)	m	70
	Surface limitations from Qc/Lab border	m	120
	Surface limitations from small lake to the south-east	m	30
Bench Height
	Footwall and hangingwall domain	Meters	14 (Double benching)
	Thrust zone and OB domain	Meters	10 (Single benching)
Ramp Details
	Double lane width	m	38
	Single lane width	m	20
	Ramp grade	Percent	8-10

The major access ramp of the final engineered pit design only traverses the hangingwall regions, as they are the most stable, with the steeper slopes. The major ramp avoids the weaker thrust zone, and switchbacks through a central pillar region of the pit, in order to maintain stability, and gain on mining ore recovery in the bottom of the pit.

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15.3.2	Engineered Pit Design Results

Both two dimensional (2-D) and three dimensional (3-D) views of the Rose Pit are shown in Figure 15.9 and Figure 15.10, respectively.

Figure 15.9 : Engineered Pit Design 2-D View

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Figure 15.10 : Engineered Pit Design 3-D View

Figure 15.11 shows the areas where various cuts were taken for Northings and Eastings presented in Figure 15.12 to Figure 15.17. Figure 15.18 to Figure 15.21 shows plan view cuts at various elevations. All reserves shown in section cuts are those that are equal to or greater than 15% TFe.

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Figure 15.11 : Engineered Pit Design Plan View Indicating Cross-Section Cut

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Figure 15.12 : Section View N1005 m

Figure 15.13 : Section View N1560 m

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Figure 15.14 : Section View N1860 m

Figure 15.15 : Section View N2280 m

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Figure 15.16 : Section View E600 m (e.g. North Rose Region)

Figure 15.17 : Section View E1110 m (e.g. Rose Central Region)

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Figure 15.18 : Rose Pit Design Plan View z=170 m

Figure 15.19 : Rose Pit Design Plan View z=282 m

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Figure 15.20 : Rose Pit Design Plan View z=450 m

Figure 15.21 : Rose Pit Design Plan View z=548 m

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15.4           Mineral Reserve Estimate

The Mineral Reserves for the engineered pit design are based on the parameters described previously. According to CIM guidelines for a FS, all resources classified as Measured and Indicated shall be considered in the determination of the reserve. The reserves were calculated for the Rose deposit at a cut-off grade of 15% TFe and 0% dilution and 100% mining recovery. Table 15.8 presents a summary of Mineral Reserves and estimated stripping. Table 15.9 presents a more detailed breakdown of the Mineral Reserves classified by rock type. Total Mineral Reserves amount to 668.5 Mt, with an average grade of 29.5 % TFe. The total stripping is estimated at 1,106.5 Mt, which includes 121.1 Mt of overburden, and 28.7 Mt of Inferred material. This results in a stripping ratio of 1.66. The effective date of this Mineral Reserve estimate is December 17, 2012. The Mineral Reserves presented in this section of the Report are included in the Mineral Resource estimate set out in Section 14 of this Report. It should be noted that the Mineral Reserve estimate could be materially affected by project risks outlined in Section 22 of this Report.

Table 15.8 : Alderon Feasibility Study Mineral Reserves (Effective as of December 17, 2012)

Alderon Feasibility Study Mineral Reserves
Kami Project- Rose Deposit
(Cut-Off Grade=15% TFe, 0% Dilution, 100% Mining Recovery)
Material	Mt	TFe%	WREC%	MagFe%	MAG%	MN%
Proven	431.7	29.7	35.5	15.5	21.4	1.24
Probable	236.8	29.2	34.1	14.9	20.5	1.10
Total	668.5	29.5	35.0	15.3	21.1	1.19

Inferred	28.7
Waste Rock	956.7
OB	121.1
Total Stripping	1,106.5
SR	1.66

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Table 15.9 : Alderon Feasibility Study In-Pit Reserve by Ore Class, Type and Grade

		Alderon Feasibility Study Complete In-Pit Resource Summary
		Kami Project- Rose Deposit
		(Cut-Off Grade=15% TFe)
		Mt	TFe%	WREC%	MagFe%	MAG%	MN%
Proven	RC-1	36.7	30.7	38.5	8.7	12.0	2.93
	RC-2	146.3	29.5	36.6	18.8	25.9	1.60
	RC-3	59.1	28.4	34.8	20.1	27.8	0.74
	NR-1	70.7	33.2	34.2	5.0	7.0	1.09
	NR-2	73.0	29.1	37.8	19.1	26.4	0.77
	NR-3	46.1	26.1	29.0	16.4	22.7	0.49
	Subtotal	431.7	29.7	35.5	15.5	21.4	1.24
Probable	RC-1	12.8	31.0	39.0	11.4	15.3	2.60
	RC-2	64.5	28.6	35.4	19.2	26.6	1.45
	RC-3	30.8	28.5	34.9	20.6	28.5	0.76
	NR-1	51.6	33.2	34.1	4.3	5.9	1.32
	NR-2	25.9	28.7	37.3	15.4	21.3	0.60
	NR-3	51.2	26.1	29.1	18.2	25.2	0.52
	Subtotal	236.8	29.2	34.1	14.9	20.5	1.10
Total		668.5	29.5	35.0	15.3	21.1	1.19

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16.           MINING METHOD

16.1           Mine Production Schedule and Methodology
A series of internal phases have been developed for the Kami Pit with the objective of developing a mining strategy to minimize the strip ratios in the early years of the Project. This, in turn optimizes the discounted cash flow generated.

As discussed previously in this Report, the Rose deposit is divided into two regions: the Rose Central (RC) and North Rose (NR) regions. The pit sensitivity analysis presented in Section 15 indicated that starting operations in the RC region would provide the best conditions for minimizing the initial strip ratios while generating favorable rock type proportions to maximize process throughput.

The proposed mine development strategy for this FS uses phase designs starting in the RC region, then moving into the NR region and subsequently alternating between the two.

16.1.1	Optimized Mine Phases

In order to achieve the aforementioned objectives, six mining phases are used for sequencing the Rose Pit over the LOM. Five of the phases are based on the optimized pit shells, whereas the sixth phase converges to the final Rose Pit design. Further optimizations were carried out to fine tune the six pit phases based on selling price sensitivity iterations using the LG-3D pit optimizer. This is the same process that was initially used for pit optimization. The pit shells chosen for FS phase design were based on their respective lifetimes, minimum pushback tonnage and mining areas.

16.1.2	Designed Phases

The previously mentioned optimized pit shells were used as the basis to develop the designed phases incorporating the same operational parameters described in Section 15 of this Report. For the purpose of this Study, operational parameters used between phases were assumed to be the same as those used for the final engineered pit design. In designing the phases, especially in the transitions from one phase to the next, the following criteria have been considered:

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▪	Rock type proportions and distribution in each phase and within the overall deposit;
▪	A mining face width that can accommodate the selected equipment and provide enough space for efficient operations;
▪	Production rate and processing constraints;
▪	Minimizing stripping ratios (SR);
▪	The use of natural topography to optimize haulage.

The six designed phases used in preparation of the development of annual mine sequencing are presented in Figure 16.1.

Figure 16.1 : Phase Designs

Phases 1 and 3 are shown in the RC region of the pit. Each of these phases has two temporary access ramps, one to the north and one to the south in order to provide operational flexibility. At the targeted mining rate, there is enough material in these two phases to support operations over a period of about nine years.
Phases 2 and 4 occur in the NR region of the pit. These phases contain a significant amount of overburden contributing to increased stripping ratios. These two phases contain material to support operations over a period of about eight years.

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Phase 5 combines both the RC and NR regions creating a central pillar region resulting in simultaneous expansion of the pit both laterally and at depth.

The development of a new phase starts after completion of the previous phase. However, in practice, there is a transition that occurs where stripping of upper benches of a new phase starts before the current phase is mined out. The annual production schedule has been developed considering these smoothed transitions.

16.1.3	Mine Production Schedule

The annual mine schedule is based on a fixed ROM production target of 22.93 Mt/y, as determined by processing requirements. In the first year of production, it is assumed that a ramp up of production will occur so that the total production in the first year is 85% of the targeted production rate. Mining operations require management of a ROM ore stockpile in order to optimize ore processing operations. Based on the mining rate and the Mineral Reserve, the LOM is estimated to be 30 years. The mining sequence presented in Table 16.1 shows the annual production over the LOM.

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Table 16.1 : Alderon FS LOM Plan

Alderon LOM Plan (Mt)
Period	Mined Ore (Mt)	TFe% Grade	Total OB (Mt)	Total Waste (Mt)*	Total Moved (Mt)	Mine SR	RC3+NR3 Proportion (%)
0 (PP)	1.06	30.05	6.49	9.51	17.06		3.90
1	18.94	29.65	5.24	13.94	38.12	1.01	16.02
2	23.19	29.06	13.56	9.37	46.12	0.99	26.04
3	22.67	31.07	32.40	7.66	62.72	1.77	13.30
4	22.93	30.50	6.65	34.42	64.00	1.79	20.09
5	22.93	28.97	2.13	36.17	61.23	1.67	21.58
6	22.93	30.62	21.07	17.31	61.31	1.67	16.08
7	22.93	30.15	10.09	31.94	64.96	1.83	17.00
8	22.93	29.34	0.48	42.20	65.61	1.86	32.59
9	22.93	29.51	5.82	37.18	65.93	1.88	38.69
10	22.93	30.41	2.88	48.03	73.84	2.22	23.30
11	22.93	30.95	5.33	45.51	73.78	2.22	17.54
12	23.19	31.61	0.33	51.24	74.76	2.22	9.32
13	22.67	28.84	0.00	64.12	86.79	2.83	39.00
14	22.93	28.81	6.65	54.04	83.62	2.65	45.12
15	22.93	29.16	0.97	38.21	62.11	1.71	38.67
16	22.93	28.92	0.99	35.90	59.82	1.61	39.25
17	22.93	28.19	0.00	36.00	58.93	1.57	24.82
18	22.93	29.39	0.00	40.68	63.61	1.77	25.97
19	22.93	30.99	0.00	48.27	71.20	2.11	10.95
20	22.93	30.30	0.00	62.29	85.22	2.72	13.14
21	22.93	28.44	0.00	63.86	86.79	2.78	32.25
22	22.93	28.16	0.00	46.86	69.79	2.04	42.14
23	22.93	28.33	0.00	32.43	55.36	1.41	41.09
24	22.93	28.66	0.00	24.51	47.44	1.07	38.75
25	22.93	28.67	0.00	16.67	39.60	0.73	35.79
26	22.93	28.68	0.00	13.49	36.42	0.59	33.68
27	22.93	28.82	0.00	8.85	31.78	0.39	31.19
28	22.93	28.90	0.00	7.49	30.42	0.33	31.61
29	22.93	29.30	0.00	6.15	29.08	0.27	36.26
30	6.44	29.88	0.00	1.11	7.56	0.17	26.70
TOTAL	668.48	29.47	121.08	985.41	1, 774.97	1.66	27.99
*Includes Inferred

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An attempt has been made to ensure that yearly production schedules do not include more than 40% of rock types RN-3 and RC-3, the hardest rock types. The initial years of production provide lower RN-3 and RC-3 proportions resulting in higher than nominal processing throughputs.

As was seen in Table 16.1, the stripping ratios are minimized in the early years of the mining operation. Peaks occur at different times over the LOM, generally in the middle years of the operation during transition periods between RC and RN. The first peak in stripping occurs in Year13/14 and is due to a major pushback from the introduction of Phase 5. The second peak in stripping occurs in Year20/21 and is due to large quantities of waste rock being mined in Phase 6. It is likely that these stripping peaks will be smoothed during real operations but this will not materially effect the results of the cash flow analysis for the Project. The stripping ratio and material moved trends, over the life of the mine, can be seen graphically in Figure 16.2.

Figure 16.2 : SR and Material Moved Trend Over LOM

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A series of key end-of-period maps are shown in Figure 16.3 to Figure 16.14. A description of each period is also provided.

Figure 16.3 : LOM Plan Year 00 (PP)

As previously discussed in the mine phase development, pre-production mining occurs only in the RC region of the Rose deposit, as shown in Figure 16.3. In pre-production, there is no requirement for an access ramp, as the ramp alignment takes advantage of the natural topography. The initial pushback allows face mining in at least 2 regions of the pit while avoiding major overburden stripping. A starter pit is excavated down to an elevation of z=603 m in preparation for production startup. A total amount of 9.51 Mt of waste rock (including Inferred material) and 6.49 Mt of overburden are removed during the pre-production stripping stage. A total of 1.06 Mt of ore will be mined and stockpiled. It is assumed that pre-production will take place over a period of 12 months and costs have been developed accordingly.

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Figure 16.4 : LOM Plan Year 01

Initial cuts occur from inside the small starter pit region, developed in pre-production. Year 01 has two temporary access ramps, which are not the final designed access ramps. The two access ramps allow for ore excavation at a north face of the RC region of the deposit as well as at a south face. The two faces are developed in a manner that facilitates maneuverability of the ore shovels working within the pit.

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Figure 16.5 : LOM Plan Year 02

Mining in NR begins with a Phase 2 pushback in Year 02 of operation, simultaneously as mining operations continue within the Phase 1 mining in RC. The stripping in the NR region amounts to 9.37 Mt of waste rock and 13.56 Mt of overburden (nearly doubled that of the previous year). In Year 02, the ore processing ramp-up is complete and production targets reach 22.93 Mt/y.

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Figure 16.6 : LOM Plan Year 03

In Year 03, mining of the NR Phase 2 region is in full-force, while the RC Phase 1 region reaches completion. The access ramps shown are temporary and provide numerous options for mining different ore faces. This is the year with the greatest amount of overburden stripping (32.40 Mt) from the NR starter pit.

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Figure 16.7 : LOM Plan Year 04

Year 04 shows the pushback from RC region Phase 1 into Phase 3, while vertical excavation continues in the NR region of Phase 2. Although final access ramps are still not constructed, additional temporary access ramps are constructed on both the north and south sides of the RC region Phase 3.

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Figure 16.8 : LOM Plan Year 06

Final footwall excavation on the most westerly side of the NR region commences in Year 06. The final footwall pushback occurs in Phase 4 of the phase sequencing. No access ramps, temporary or other, are planned for the final footwall side due to areas of weaker and less competent rock.

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Figure 16.9 : LOM Plan Year 09

The second to last operating pushback in the RC region occurs in Year 09. Pit deepening continues in the NR region, with the Phase 2 smaller bases reaching completion, whereas mining in the RC region is done mostly laterally between Year 09 and Year 12. Two main temporary ramps provide access to either the RC or NR regions; however the two regions are not interconnected in a central region.

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Figure 16.10 : LOM Plan Year 13

In Year 13, the NR temporary ramp to the north has been mined out, with options to use either the RC region ramps to the north or to the south of the deposit. The RC and NR regions are interconnected in a central region. This is the last year that the RC region is able to use the south access ramp.

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Figure 16.11 : LOM Plan Year 14

Year 14 represents the final major Rose Central area pushback. The total material moved is similar to what was moved in Year 13, both years being in the order of over 80 Mt. With the consideration that fewer benches are mined vertically in Year 14 than are mined in Year 13, the amount of laterally excavated waste from the highwall on the West side in Year 14 is significant. The pushback allows for continuous lateral mining along the final wall of the pit, where steeper final designed slopes can be attained. Somewhere between Year 14 and Year 16, the access ramp to the south of the RC region is mined out, leaving only the ultimate access ramp.

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Figure 16.12 : LOM Plan Year 16

Less than 1 Mt of overburden is mined in Year 16 signifying the final year of overburden excavation in the Rose Pit. Phase 5 reaches completion between Year 16 and Year 25. From that point on, mining operations advance sequentially, laterally and at depth.

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Figure 16.13 : OM Plan Year 25

From Year 25 until the end of the LOM, there is one continuous ramp that accesses both the RC and NR region bases. From this point on, there are no additional Phase pushbacks and all ore excavation becomes strictly vertical.

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Figure 16.14 : LOM Plan Year 30

The fully mined Rose Pit is achieved in the last year of operation, Year 30. Year 30 comprises a small portion of mining in the bottom-most benches of the pit. In addition, since there is not enough ore for a full production year, all remaining stockpiled ore is reclaimed and processed.

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16.2           Waste Rock Pile Design
The material properties assumptions used for the design of the stockpiles are an in situ waste rock density of 2.83t/m3 and an in situ overburden density of 2.35t/m3. A swell factor of 35%, as provided by Golder, was used. A 5% adjustment has been applied to the overall swell factor to account for material re-compaction resulting in a net 30% swell factor for both stockpiles.

Two locations have been designated for disposal of waste rock and overburden; the Rose North dump and the Rose South dump. The Rose South dump is located within Alderon’s mining claims. The Rose North dump requires that Alderon obtain surface land rights to accommodate the required footprint. The overburden and waste rock stockpiles were designed according to geotechnical specifications detailed in Table 16.2 and Table 16.3. The arrangement of the piles around the Rose Pit can be seen in Figure 16.15. The profiles of the individual waste piles are presented in Figure 16.16 and Figure 16.17.

Table 16.2: Waste Rock Pile Parameters

Waste Rock Pile	Value	Unit
Bench Face Angle	38.7	degrees
Bench Face Angle (first bench only)	21.8	degrees
Catch Bench Width	10	m
Catch Bench Width (first bench only)	20	m
Bench Height	20	m
Ramp Width	38	m
Ramp Grade	10%
Swell Factor	30%

Table 16.3: Overburden Pile Parameters

Overburden Pile	Value	Unit
Bench Face Angle	30	degrees
Bench Face Angle (first bench only)	21.8	degrees
Berm Width	10	m
Catch Bench Width (first bench only)	20	m
Bench Height	10	m
Ramp Width	38	m
Ramp Grade	10%
Swell Factor	30%

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Figure 16.15 : Site Plan Showing Waste Rock and Overburden Pile

Figure 16.16 : South Waste Rock Pile	Figure 16.17 : North Overburden Pile

The Waste Rock Stockpile is located south east of the Rose Pit and has a capacity of 692 Mm3. LOM waste rock generated is less than the designed capacity of the waste dump, therefore, it is expected that actual elevation attained will be less than the designed maximum elevation. The dump will be built in 5 m lifts, with 20 m bench heights. A 20 m catch bench will be placed on the first bench and 10 m catch benches thereafter. Dumping has been sequenced by phases to

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allow for shorter hauls during earlier years of operation. The Design Summary can be found in Table 16.4.

Table 16.4 : Waste Rock Pile Summary

Waste Rock Pile (South)	Value	Unit
Height	200	m
Top Elevation	750	m (asl)
Footprint Area	4.26	M m2

The overburden pile is located north west of the Rose Pit and has a capacity of 76 Mm3. The dump will be built in 5 m lifts, with 10 m bench heights. A 20 m catch bench will be placed on the first bench and 10 m catch benches will be placed thereafter. The design summary can be found in Table 16.5.

Table 16.5 : Overburden Pile Design Summary

Overburden Pile (North)	Value	Unit
Height	170	m
Top Elevation	755	m (asl)
Footprint Area	1.24	M m2

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16.3           Mine Equipment and Operations
Mine operations are based on 360 days per year accounting for five lost days due to bad weather, seven days per week and 24 hours per day. The mining operations division includes pit operations, maintenance, engineering and geology departments.

Operations will be carried out using conventional open-pit mining with drilling and blasting, followed by loading and hauling. The selection of the major fleet is based on operating time assumptions, equipment mechanical availability and utilization, haulage distance and cycle time estimates, truck speed and consumption profiles. The primary fleet consists of hydraulic (electric) shovels, haul trucks, electric rotary blast hole drill rigs and wheel loaders. Support equipment includes rubber-tire dozers, track type dozers, motor graders, etc.

The FS assumes that equipment will be owned, operated and maintained by Alderon personnel.

16.3.1	Operating Time Calculations

The productive operating time available for each shift has been calculated for two categories: (1) major equipment and (2) drills. The two are differentiated in order to take into account extra scheduled delays typically associated with the drills, such as additional time required for moving and spotting between blast holes.

Scheduled delays take into account shift changes, operator lunch and coffee breaks, fuelling, etc. Hot-seat changes were not considered. Table 16.6 provides information about the scheduled delays considered and Table 16.7 shows the net operating hours (NOH) as derived from scheduled delays, unscheduled delays and the job efficiency factor (JEF). Unscheduled delays were estimated based on similar operations.

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Table 16.6 : Operating Shift Parameters

Shift Parameters
Shift/Day	2
Worker and Equipment Shift Operating Time
Shift Change (min)	15
Inspection (min)	15
Coffee Break (min)	15
Lunch Break (min)	30
Job Efficiency Factor (JEF) (%)	88%
Drills Operating Time
Shift Change (min)	15
Inspection (min)	15
Coffee Break (min)	15
Lunch Break (min)	30
Job Efficiency Factor (JEF) (%)	75%

Table 16.7 : Equipment Operating Time

Operating Time Calculations
Worker and Equipment Operating Time
Scheduled Time (min)	720
Scheduled Delays (min)	75
Scheduled Operating Time (min)	645
Unscheduled Delays (min)	75
Total Delays (min)	150
Net Operating Time (min)	570
Net Operating Hours (hr)	9.50
Drills Operating Time
Scheduled Time (min)	720
Scheduled Delays (min)	75
Scheduled Operating Time (min)	645
Unscheduled Delays (min)	161
Total Delays (min)	236
Net Operating Time (min)	484
Net Operating Hours (hr)	8.06

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16.3.2	Equipment Availability and Utilization

For each piece of major equipment, mechanical availability and utilization factors were designated. The mechanical availability is a percentage that represents the hours when the equipment cannot be operated due to planned maintenance or breakdowns (unplanned). These factors were derived from vendor recommendations and/or BBA internal database. Equipment utilization, also referred to as the “use of availability”, refers to the time that a piece of equipment is available and operated productively. The availability and utilization factors used over the LOM can be seen in Table 16.8.

Table 16.8 : Major Equipment Availability and Utilization
	Years
Haul Trucks	0	1	2	3	4	5-29	30
Haul Truck Availability	88%	88%	88%	87%	87%	87%	87%
Haul Truck Utilization	90%	90%	95%	95%	95%	95%	95%
Shovels
Ore Shovel Availability	88%	88%	88%	87%	86%	86%	85%
Ore Shovel Utilization	95%	95%	95%	95%	95%	95%	95%
Waste Shovel Availability	89%	89%	87%	86%	85%	85%	85%
Waste Shovel Utilization	95%	95%	95%	95%	95%	95%	95%
Drills
Drill Availability	87%	87%	87%	87%	87%	87%	85%
Drill Utilization	95%	95%	95%	95%	95%	95%	95%

16.3.3	Loading Parameters

The major mining fleet consists of 290 t haul trucks, 24m3-bucket electric hydraulic shovel for ore, 28m3-bucket electric hydraulic shovel for waste and a 25m3-bucket wheel loader. Machine utility is defined as the percentage of time that a machine is intended to be used. The machine utilities for the haul truck, shovels and drill are all 100%. Typically, the wheel loader has a lower utility than the other major pieces of equipment however; in this case, the wheel loader has a utility of 80%. This is due to the fact that the wheel loader, acting in support of the shovels, is critical in peak shovel demand periods but is also used for stockpile reclamation.

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The 290 t rigid trucks were chosen to provide a good pass-match to the 24m3 and 28m3 bucket shovels. It has been assumed that Duratray liners will be used during operations and the truck load factors reflect this assumption.

The electric, hydraulic shovel model was chosen due to the availability of relatively low-cost electric power. Furthermore, these shovels were chosen to facilitate flexibility for ore operations and to provide opportunity for blending. The buckets were selected due to the heavier rock types and due to the respective densities of the material. The buckets for the shovels are sized to be able to handle a maximum loose density of 2.62t/m3 for ore, 2.18t/m3 for waste rock and 1.81t/m3 for overburden. The swell factor that was used to calculate the loose densities is 30% for all material. The shovel model is the same for all materials, only the bucket size changes. Shovel usage optimization is achieved by assuring that shovels with either bucket size can, at times, handle both ore and waste material. This is done in order to represent real-life mining where the shovels will be moved around within the same year.

The loading parameters for the two shovel bucket sizes for ore, waste and overburden loading the 290 t trucks are shown in Table 16.9 and Table 16.10.

Table 16.9 : Ore Shovel Loading Parameters for Ore

Ore	Fill Factor Manual Input	92%
	t/Bucket	57.7
	Adjusted Passes/Truck	5.0
	Loading time (min)	2.75
	Load & spot time (min)	3.75
	Load, spot, dump time (min)	4.50
	Truck loads/shift	151.9
	t/trip	288.7
	Shift production (t)	43,869
	% of Max Payload (t)	100%

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Table 16.10 : Waste Shovel Loading Parameters for Waste Rock and Overburden

Waste	Fill Factor	94%
	t/Bucket	57.3
	Adjusted Passes/Truck	5.0
	Loading time (min)	2.75
	Load & spot time (min)	3.75
	Load, spot, dump time (min)	4.50
	Truck loads/shift	151.9
	t/trip	286.5
	Shift production (t)	43,526
	% of Max Payload (t)	99%
Overburden	Fill Factor	95%
	t/Bucket	48.1
	Adjusted Passes/Truck	6.0
	Loading time (min)	3.30
	Load & spot time (min)	4.30
	Load, spot, dump time (min)	5.05
	Truck loads/shift	132.5
	t/trip	288.5
	Shift production (t)	38,227
	% of Max Payload (t)	99%

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16.3.4	Hauling Parameters

Based on the LOM plan, average annual haul profiles were measured for ore, waste rock and overburden. The haulage distances were divided for in-pit flat hauls, in-pit ramp hauls, flat on topography hauls and for crusher and waste piles. In the MineSight software, haul routes were traced according to mining centroids for every bench (and material) for each year. Subsequently, with these centroid distances and the respective tonnage per bench (per material) mined, the weighted and averaged distances were calculated on a yearly basis. The in-pit ramp distances were also averaged in the same manner.

In order to optimize the waste cycle times for operation, dumping has been sequenced in phases to allocate shorter hauls during earlier years of the LOM. Centroid and up-ramp distances were traced for the waste pile locations and crusher location.

The ROM stockpile for ore blending is assumed to be located in close proximity to the crusher.

Haulage travel speeds and fuel consumptions for the trucks were based on vendor rimpull charts and were fine-tuned using factors from BBA’s equipment database and Alderon’s experience at mines in the area. The travel speeds and fuel consumptions are shown segmented by type of haul in Table 16.11.

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Table 16.11 : Trucks Speeds and Fuel Consumptions (Loaded and Empty)

		Loaded
		Acceleration 100 m	Flat (0%) Topo	Flat (0%) In-Pit	Slope Up (10%)	Slope Down (-10%)	Deceleration 100 m
Haul Truck	Speed (km/h)	28	45	33.12	13	15	28
	Fuel consumption (l/hr)	400	326.09	260	550	13.27	24.6

		Empty
		Acceleration 100 m	Flat (0%) Topo	Flat (0%) In-Pit	Slope Up (10%)	Slope Down (-10%)	Deceleration 100 m
Haul Truck	Speed (km/h)	32	50	40	23.7	30	32
	Fuel consumption (l/hr)	230	225	200	487.9	24.6	24.6

The calculated cycle times were based upon roundtrip haulage profiles, the haul truck speeds and on load/spot/dump time determined for each shovel/material.

A trend of each material type’s cycle time over the LOM is shown in Figure 16.18.

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Figure 16.18 : Cycle Time Trend over LOM

16.3.5	Drilling and Blasting

The drill and blast design for the Study was selected by BBA in collaboration with explosives’ vendor familiar with this type of operation and benchmarking in the region. The rock density determines the selected drill and blast patterns. The general guiding principle for blasting design is based on having a greater powder factor in ore to achieve optimal fragmentation. This is less important for waste and therefore a lower powder factor is used. The selected rotary drill model is configured to drill 12 ¼” diameter blast holes. The drill was also chosen due to its performance in similar operations.

Drill and blast specifications can be found in Table 16.12.

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Table 16.12 : Drill and Blast Specifications

Parameter	Ore	Waste
Drill Specifications
Hole diameter (inch)	12.25	12.25
Hole diameter (mm)	311.2	311.2
Hole area (m²)	0.0760	0.0760
Bench height (m)	14.0	14.0
Sub-drill (m)	1.5	1.5
Stemming (m)	4.0	4.0
Loaded length (m)	11.5	11.5
Hole spacing (m)	7.5	9.0
Burden (m)	7.5	8.5

Penetration rate (m/hr)	30.0	30.0
Re-drill (%)	10%	10%
Rock Mass/Hole (t)	2,678	3,031
Bulk Emulsion
Usage (by volume)	100%	100%
Density (kg/m³)	1,200	1,200
Kg/Hole	1,049	1,049
Blasting Specifications
Powder Factor (Kg/t)	0.392	0.346
Average Explosive Density (Kg/m³)	1,200	1,200

It is assumed that explosives’ supply and blasting services will be outsourced to an explosives supplier. The contractor will be responsible for delivering, mixing and loading the drillholes. As such, a list of services and materials was provided by a local vendor and was used for developing design and costs for blasting. Alderon personnel will be responsible for detonation. The contractor will have an explosives magazine on site to store blasting accessories.

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The explosive type will be 100% bulk emulsion with average density of 1.20 g/cc. Electronic detonators will be used to provide consistent blasts. Bulk emulsion was selected because it is easily transported and has a lower environmental impact than other types of explosives, resulting in lower ammonium nitrate levels emitted into the watershed. In their Study, Stantec has provided for an ammonium removal plant to treat mine water prior to release to environment.

Table 16.13 presents vendor recommended blasting accessories included in this FS.

Table 16.13 : Blasting Accessories

Blasting Accessories
Accessory	Quantity per Hole
	Ore	Waste
I-kon RX 20m	2	2
Pentex D454	1	1
Harness Wire	1	1
Pentex D908	1	1

16.3.6	Mining Equipment Fleet

The primary mining fleet was sized based on the scale of this mining operation, optimization fleet size utilization and matching of equipment, efficiency and reliability. At the peak point in the mine life primary equipment requirements will be as follows:

▪	31 x 290-t diesel haul trucks;
▪	3 x 24m3 electric-hydraulic shovels (ore);
▪	1 x 28m3 electric-hydraulic shovel (waste);
▪	4 x 12 ¼” rotary blast hole drills (RBHD).

The haul truck fleet is shown in Figure 16.19 and follows the mined material trend over the LOM. The peak that occurs in Year 13 coincides with the retirement of certain units.

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Figure 16.19 : Haul Truck Fleet over LOM

To complement the primary mining equipment fleet, a list of auxiliary and support equipment was developed by BBA and validated with Alderon, based on experience in similar open pit mining operation.

Over the life of the operation, mining equipment replacement is required. The net operating hours have been used as the hours/shift for the equipment replacement calculations and for the equipment operating costs. The timing of the equipment replacements is based on the anticipated useful life of each piece of equipment. Table 16.14 indicates the life expectancy for each of the major equipment.

Table 16.14 : Major Mine Equipment Life

Major Mine Equipment NOH (LOM)
Equipment	Machine Life (hrs)
290 t Haul Truck	85,000
Electric-Hydraulic Shovel	75,000
12 ¼” RBHD	65,000
Wheel Loader	45,000

16-31

Table 16.15 shows the annual mine equipment fleet requirements, incorporating all fleet additions and replacement of retired equipment, over the LOM to support mining operation in each year. Table 16.16 shows only the equipment replacement schedule based on equipment life expectancy. As can be seen, fleet replacement begins in Year 7 of operation. This information was used for estimating sustaining capital requirements related to mining equipment replacements.

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Alderon Iron Ore Corp.
Feasibility Study NI 43-101 Technical Report

Table 16.15 : Equipment Fleet over LOM

Annual Fleet																															
Year	**0**	**1**	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**	**10**	**11**	**12**	**13**	**14**	**15**	**16**	**17**	**18**	**19**	**20**	**21**	**22**	**23**	**24**	**25**	**26**	**27**	**28**	**29**	**30**
Haul Truck Fleet																															
Komatsu 930E-4SE	4	7	8	12	14	14	14	16	18	18	18	20	20	25	22	18	15	16	20	26	29	31	26	21	19	16	15	13	13	13	7
Shovel Fleet																															
CAT 6060FSE (24CM)	0	1	1	2	2	2	2	2	2	2	2	2	3	3	3	3	3	3	3	3	3	3	2	2	1	1	1	1	1	1	1
CAT 6060FSE (28CM)	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0
Drill Fleet																															
P&H 320XPC	1	2	2	2	3	3	3	3	3	3	3	3	3	4	4	4	4	4	4	4	4	4	3	3	2	2	2	2	2	2	1
Support Fleet																															
Letourneau L-1850	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
CAT 16M	2	2	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	2	2
CAT 844H	1	2	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	1
CAT D11T	1	2	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	2	2
Auxiliary Fleet																															
Aggregate Plant	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Air Track Drill (200 HP 80 to 100 mm)	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Backhoe Loader	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Boom Truck	1	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1
Cable Reeler (930H)	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1
Dewatering Pump (100 HP electric)	1	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	1	1	1
Excavator (Caterpillar 336EL)	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Fuel/Lube Truck (777F)	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Hydraulic Crane P&H Truck Mounted - 100 t	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Lighting Tower 4 Post of 1000 w /Diesel Generator	2	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	5
Low Bed Truck	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Mini Bus (12-Seater Ford E-Series)	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3
Pick-up Truck (Chevrolet 2500) Crew Cab	6	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	6	6	2
Service Truck 22,000 GWV, 250 HP	2	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	1
Tire Changer Truck Mounted	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Water Truck (CAT 777G)	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1	1	1	1
Wheel Loader (CAT 988H)	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1	1	1	1
Total																															
Field Fleet	2	4	4	5	6	6	6	6	6	6	6	6	7	8	8	8	8	8	8	8	8	8	6	6	4	4	4	3	3	3	2
Shop Fleet	9	14	20	24	26	26	26	28	30	30	30	32	32	37	34	30	27	28	32	38	41	43	38	33	31	28	27	21	21	21	13
Total Primary Fleet	**11**	**18**	**24**	**29**	**32**	**32**	**32**	**34**	**36**	**36**	**36**	**38**	**39**	**45**	**42**	**38**	**35**	**36**	**40**	**46**	**49**	**51**	**44**	**39**	**35**	**32**	**31**	**24**	**24**	**24**	**15**
Auxiliary Equipment	29	48	48	48	48	48	48	48	48	48	48	48	48	48	48	48	48	48	48	48	48	48	48	48	48	48	48	46	38	38	24
Total Mining Equipment	**40**	**66**	**72**	**77**	**80**	**80**	**80**	**82**	**84**	**84**	**84**	**86**	**87**	**93**	**90**	**86**	**83**	**84**	**88**	**94**	**97**	**99**	**92**	**87**	**83**	**80**	**79**	**70**	**62**	**62**	**39**

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Table 16.15 : Equipment Fleet over LOM

December 2012

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Alderon Iron Ore Corp.
Feasibility Study NI 43-101 Technical Report

Table 16.16 : Equipment Replacement Schedule

Equipment Replacement																			
Year	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25
Haul Truck Fleet																			
Komatsu 930E-4SE							4							1	3				
Shovel Fleet																			
CAT 6060FSE (24CM)						1		1									1		
CAT 6060FSE (28CM)					1											1			
Drill Fleet																			
P&H 320XPC						1	1			1									1
Support Fleet																			
Letourneau L-1850	1							1							1				
CAT 16M			2	2									2	2					
CAT 844H			2	1									2	1					
CAT D11T		2										2		2					
Auxiliary Fleet																			
Aggregate Plant																			
Air Track Drill (200HP 80 to 100 mm)		1											1						
Backhoe Loader		1											1						
Boom Truck		1	1										1	1					
Cable Reeler (930H)		2											2						
Dewatering Pump (100 HP electric)			3											3					
Excavator (Caterpillar 336EL)				1											1				
Fuel/Lube Truck (777F)			1											1					
Hydraulic Crane P&H Truck Mounted – 100 t			1											1					
Lighting Tower 4 Post of 1000 w./Diesel Generator	2	4	4									2	4	4					
Low Bed Truck	1											1							
Mini Bus (12-Seater Ford E-Series)			3											3					
Pick-Up Truck (Chevrolet 2500) Crew Cab	6	6										6	6						
Service Truck 22,000 GWV, 250 hp	2											2							
Tire Changer Truck Mounted		1											1						
Water Truck (CAT 777G)		1	1										1	1					
Wheel Loader (CAT 988H)			1	1										1	1				

December 2012
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December 2012

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16.4           Operations Management

Alderon’s mining operation management philosophy is to build an organization which would recruit skilled employees with the experience to manage, operate and maintain the mining equipment fleet and achieve operational performance at or better than industry standards. Kami mining activities are designed for continuous operations; 24 hours per day 7 days per week, 360 days per year. Maintenance and operations personnel and crews will be scheduled accordingly.

As was described in Section 13 of this Report, ore hardness control is critical to optimizing ore processing operations. An adequate ore blending strategy incorporated within the mining operation is therefore necessary. This is achieved by identifying and stockpiling “hard ore” for subsequent blending with “soft ore”, according to procedures and guidelines established. To support this strategy, mining operations include contracted services for planned infill drilling, sampling and hardness testing. Costs associated with these services are included in mining operating costs discussed in Section 21 of this Report.

Mine dewatering has not been developed to any detail in this Study. An allowance has been made for personnel and costs associated with mine dewatering and mine water management. Hydrological and hydrogeological considerations are discussed in Section 20 of this Report.

16.4.1	Mine Manpower Requirement

Annual manpower requirements to support mining operations and maintenance for the mine area, as estimated by BBA, are presented in Table 16.17 and Table 16.18. Salaried personnel requirements were based on other similar operations and were validated with Alderon management based on their experience. Annual hourly operations and maintenance personnel requirements were estimated based on operational requirements as well as equipment vendor data. As can be seen, average total salaried and hourly personnel headcount for full years of operations is about 280 and peak requirement is estimated at 365.

The operations team is responsible for achieving production targets in a safe and efficient manner. The engineering and geology team will provide support to the operations team by providing short term and long term planning, controls, surveying, geotechnical engineering, mining reserves estimation and other technical functions.

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The maintenance team is responsible for planning and executing maintenance on mining equipment and as such the team is directly responsible for achieving equipment availability targets. A full complement of qualified supervisors and trades people is required to assure a safe and optimal mine equipment fleet.

December 2012

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Alderon Iron Ore Corp.
Feasibility Study NI 43-101 Technical Report

Table 16.17 : Mine Area Annual Salaried Personnel

Mine Salaried Personnel																															
Year	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30
Operations																															
Mining Manager	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Mine Superintendent	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
General Mine Foreman	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1
Mine Shift Foreman	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	4	4	2
Blaster	2	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	0
Dispatcher	2	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	0
Training Foreman	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	0
Production/Mine Clerk	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Secretary	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0
Salaried Open Pit Operations Total	**20**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**24**	**16**	**16**	**6**
Maintenance																															
Maintenance Superintendent	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Maintenance Planner	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	1
Mechanical/Industrial Engineer	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Mine Maintenance Foreman	2	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	1
Mechanical Foreman	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	0
Electrical Foreman	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	0
Mine Maintenance Trainer	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0
Maintenance Clerk	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0
Salaried Mine Maintenance Total	**14**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**16**	**14**	**14**	**5**
Engineering																															
Chief Engineer	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Senior Mine Planning Engineer (Long Term)	0	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Planning Engineer (Short Term)	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0	0	
Pit Engineer	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Geotechnical Engineer	0	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0
Blasting Engineer	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0
Env./Water Management Eng.	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0
Mining Engineering technician	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	
Mine Surveyor	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	2	2	1
Salaried Mine Engineering Total	**8**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**10**	**8**	**8**	**4**
Geology																															
Chief Geologist	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Senior Geologist (Long Term)	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Geologist	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Grade Control Geologist	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1	1	0
Salaried Geology Total	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**5**	**4**	**4**	**3**
Total Salaried Personnel	**47**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**55**	**42**	**42**	**18**

December 2012
16-37

Table 16.17 : Mine Area Annual Salaried Personnel

December 2012

16-37

Alderon Iron Ore Corp.
Feasibility Study NI 43-101 Technical Report
ALDERON IRON ORE CORP

Table 16.18 : Mine Area Hourly Personnel

Mine Hourly Personnel																															
Year	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30
Operations																															
Shovel Operators	4	6	6	10	10	10	10	10	10	10	10	10	11	12	12	9	8	8	10	10	12	12	10	8	6	6	6	3	3	3	2
Loader Operators	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Haul Truck Operators	10	22	25	38	46	46	46	50	58	52	60	64	66	82	70	60	52	52	64	84	94	102	86	70	62	52	48	42	40	42	22
Drill Operators	2	6	6	6	8	8	8	8	10	10	10	10	12	12	12	10	10	10	10	10	12	12	10	10	6	6	6	6	6	6	2
Dozer Operators	6	12	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	14	14	14	9
Grader Operators	8	8	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	8	8	8	8
Water Truck Operator/ Snow Plow/ Sanding	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1	1	1	1
Other Auxiliary Equipment	8	8	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	4
General Labour	8	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	4
Janitor	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Dewatering	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Hourly Open Pit Operations Total	**52**	**78**	**99**	**116**	**126**	**126**	**126**	**130**	**140**	**134**	**142**	**146**	**151**	**168**	**156**	**141**	**132**	**132**	**146**	**166**	**180**	**188**	**168**	**150**	**136**	**126**	**122**	**98**	**96**	**98**	**56**
Field Maintenance																															
Field Gen Mechanics	4	8	8	10	12	12	12	12	12	12	12	12	14	16	16	16	16	16	16	16	16	16	12	12	8	8	8	6	6	6	4
Field Welder	2	4	4	6	6	6	6	6	6	6	6	6	7	8	8	8	8	8	8	8	8	8	6	6	4	4	4	4	2	2	2
Field Electrician	2	4	4	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	4	4	4	4	4	2	2
Shovel Mechanics	4	8	8	10	12	12	12	12	12	12	12	12	14	16	16	16	16	16	16	16	16	16	12	12	8	8	8	6	6	6	4
Shop Maintenance																															
Shop Electrician	2	5	6	6	8	8	8	8	8	10	10	10	10	12	12	8	8	8	10	12	14	14	12	10	10	10	10	8	8	8	2
Shop Mechanic	6	10	12	16	16	16	16	18	18	18	18	20	20	24	22	18	18	18	20	24	26	26	24	20	20	18	18	14	14	14	2
Mechanic Helper	2	3	4	5	6	6	6	6	6	6	6	8	8	8	8	6	6	6	8	8	10	10	8	8	8	6	6	6	6	6	2
Welder-machinist	2	3	4	5	6	6	6	6	6	6	6	8	8	8	8	6	6	6	8	8	10	10	8	8	8	6	6	6	6	6	2
Lube/Service Truck	2	5	6	6	8	8	8	8	8	10	10	10	10	12	10	8	8	8	10	12	12	12	12	10	10	10	10	8	8	8	4
Electronics Technician	1	2	2	4	4	4	4	4	4	4	4	4	4	4	4	2	2	2	4	4	4	4	4	4	4	4	4	4	4	4	2
Tool Crib Attendant	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1
Janitor	0	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1
Millwright	0	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	
Hourly Mine Maintenance Total	**29**	**58**	**64**	**80**	**92**	**92**	**92**	**94**	**94**	**98**	**98**	**104**	**109**	**122**	**118**	**102**	**102**	**102**	**114**	**122**	**130**	**130**	**112**	**104**	**90**	**84**	**84**	**72**	**70**	**68**	**28**
Hourly Personnel Total	**77**	**128**	**155**	**188**	**210**	**210**	**210**	**216**	**226**	**224**	**232**	**242**	**252**	**282**	**266**	**235**	**226**	**226**	**252**	**280**	**302**	**310**	**272**	**246**	**218**	**202**	**198**	**162**	**158**	**158**	**79**

December 2012
16-38
BBA

Table 16.18 : Mine Area Hourly Personnel

December 2012

16-38

17.           RECOVERY METHODS

During the Preliminary Economic Assessment Study, testwork was performed in order to develop the process flowsheet (PFS) as well as the basic mass and water balance to allow for plant design. As part of the current Feasibility Study, further testwork documented in Section 13 of this Report was performed to confirm the results obtained in the previous study and to allow for a more detailed development of the process and plant design. General Arrangement drawings, equipment sizing, lists, and a process design criteria were developed and used for generating quantities for materials such as concrete and structural steel. In turn, this information was used in the development of the Capital and Operating Cost Estimates presented later in this Report.

17.1           Process Design Basis

The process design basis established in the Preliminary Economic Assessment was updated using results from testwork completed earlier in the Feasibility Study. The updated process design basis was used for process and plant design in this Feasibility Study. Process and plant design has been based on a nominal dry concentrate production capacity of 8.0 Mt/y. All infrastructure downstream of the processing plant, including rail and port infrastructure, has been designed to support this production capacity. Table 17.1 presents a global balance of nominal and design tonnages for the concentrator plant. These formed the basis for establishing process design criteria and for determining equipment sizing.

December 2012

17-1

Table 17.1: Concentrate Production Nominal and Design Production Rates

	Process Design Basis
	Annual(Nominal)	Minimum	Nominal	Design
	M t/y	t/h	t/h	t/h
Throughput (Fresh Feed)	21.6	2,325	2,735	3,145
Concentrate Production	8.0	865	1,017	1,170
Spiral Concentrate	6.60	711	837	962
Mag Plant Concentrate	1.42	153	181	208
Tailings Generated	13.5	1,460	1,718	1,975
Coarse Tailings	9.10	981	1,154	1,327
Fine Tailings	4.44	479	563	648

Process design is based on using the largest proven dual-pinion Autogenous Grinding (AG) mill. The maximum throughput through the AG mill (and through the processing plant) is determined by the ore hardness, as quantified by its operating work index, which was derived by testwork and grinding simulation and modelling. Final concentrate production is determined by this throughput as well as by weight recovery (in turn determined from testwork results) for a given targeted concentrate Fe and SiO2 grade. Design provides for process variation of +/-15% from nominal conditions. Mining, processing and ancillary operations are designed for continuous year-round operations, 365 days per year, 7 days per week and 24 hours per day.

Based on the data presented in Table 17.1, for this Feasibility Study, the process and plant design was undertaken based on a plant having the capacity to produce 8.0 Mt/y of dry concentrate.

December 2012

17-2

As described in Section 13 of this Report, more detailed validation testwork results were obtained during the course of this Study. These results are presented in Table 17.2 and are based on revised Fe and weight recoveries, revised concentrate Fe and SiO2 grade, revised ore Fe head grade (as per mineral reserves presented in Section 15 of this Report), and a slightly higher targeted plant utilization rate. In comparing these nominal operating values to the process design parameters presented in Table 17.1, it can be seen that operating values are generally well within the prescribed process design ranges. Some adjustments will be required during Detailed Engineering and final plant design to allow for adequate upper end operating flexibility (+15%) to the operating values, especially in the tailings pumping area. This will be discussed in more detail later in this section of the Report.

Table 17.2: Nominal Operating Values Projected From Testwork Results

	Nominal Operating Parameters
	Annual Operating Throughput (Average LOM)	Nominal Hourly Throughput
	Mt/y	t/h
Throughput (Fresh Feed)	22.9	2,877
Concentrate Production	8.0	1,011
Spiral Concentrate	6.5	819
Mag Plant Concentrate	1.5	182
Tailings Generated	14.9	1,866
Coarse Tailings	10.0	1,252
Fine Tailings	4.9	614

Concentrate Wt Rec %	35.1%
Fe Rec %	77.7%
Plant Utilization %	91.0%
Head Grade %Fe	29.5%
Concentrate Grade %Fe	65.2%
Concentrate Grade %SiO2	4.30%

December 2012

17-3

The indicated throughput was determined using grinding simulations as presented in Section 13 of this Report. The targeted 4.3% SiO2 grade was provided by Alderon as an imposed value, which is driven by market requirements. Grade/Recovery curves developed from the testwork resulted in a total concentrate weight recovery of 34.9% at 65.2% Fe grade. Considering all these factors, the average annual dry concentrate production over the LOM is estimated at 8.0 Mt/y. It should be noted that the mine plan is based on providing 22.9 Mt/y of ROM ore annually to the process plant. Considering that each mineralization zone has an ore hardness and an Fe recovery specific to the ore type, it can be expected that annual throughput will vary based on the ore type blend from the mine, as discussed in Section 13. An analysis was completed in order to determine annual throughput variations caused by variations in the ore blend and in order to optimize annual ore throughput, hence, a strategy of utilizing a ROM stockpile as a buffer was adopted. In addition, the weighted contribution of each ore type on Fe recovery (and weight recovery) was considered. Therefore, annual concentrate production varies based on weighted average of the weight recovery and AG mill throughput. The annual concentrate production numbers are indicated in the Financial Analysis table in Section 22 of this Report.

17.2           Process Flowsheet and Mass and Water Balance

The process block diagram previously presented in Section 13 of this Report and process design basis presented in Table 17.1 were used to develop the mass balance and water balance for the processing plant. These are given in Figure 17.1 to Figure 17.4. The balances shown are for nominal conditions and take into consideration plant utilization. These serve as the basis for developing the Process Flow Diagrams, Process Design Criteria, Equipment Lists and General Arrangement drawings for this Feasibility Study.

December 2012

17-4

Figure 17.1: Process Flow Diagram Crushing and Crushed Ore Storage

December 2012

17-5

Figure 17.2: Process Flow Diagram Grinding, Screening and Gravity Concentration

Figure 17.3: Process Flow Diagram Regrind and Magnetic Separation Plant

December 2012

17-6

Alderon Iron Ore Corp.
Feasibility Study NI 43-101 Technical Report

From Mills Lake
Crusher & Garage Building Service Water
From Long Lake
2010
2000
2006
Cooling Water Tank
Cooling Water Return
Cooling Water Bleed Off
3504
Gland Seal & Service Water Reservoir
Steam Boiler, Reagent and Service Water
3000
Cooling Water
3500
2002
1000
2004
Excess
Gland Seal Water
Gland Seal to Mag Plant
Gland Seal to Tailings Handling
2600 +
Screens & Spirals
To Mag Plant
Flocculants
Process Plant
Process Water Reservoir
1002
1006
Recycle Water to Mag Plant
Dilution Water
20
Ore (AG Mill Feed)
240
Iron Concentrate
114
Fine Midds Cyclone O/F
From Dewatering LIMS
Recycle Water Tank
1050
168
4002
O/F
116
Flocculant
172
174
Tailings Cyclone O/F
Tailings Cyclone U/F
204
184
Thickener
186
Gland Seal to Tailings Handling
200
Evaporation Precipitation (TBD)
Tailings Pump Box
202
Effluent
469 TPH
Tied-Up in Pond
TBD
Legend
Slurry
Process Water
Empty Stream

Stream #	20	172	174	186	200	202	204	240
Solids (mt/h)	2 735	1 154	563	563	1 718	0	0	1 018
Water (m^3/h)	42	1 411	4 400	692	2 192	469	1 723	36
% Solids	98.5%	45.0%	11.4%	44.9%	43.9%	0.0%	0.0%	96.6%

Stream #	114	116	168	184	1000	1002	1006	1050	2000	2002
Water (m^3/h)	4 270	0	280	3 742	0	5 465	77	4 623	464	439
Stream #	2004	2006	2600	2654	3000	2010	3500	3504	4002	4102
Water (m^3/h)	0	297	44	44	25	167	800	167	22	11

Figure 17.4: Process Flow Diagram General Process Water Balance

December 2012
17-8

December 2012

17-7

17.3           General Process Description and Plant Design

General process and plant design criteria for the Kami ore-processing infrastructure were based on the following considerations:

▪
The general location of the crusher, stockpile, concentrator, load-out, tailings disposal area, freshwater source and other infrastructure are shown on the general site plan developed in this Study and presented in Section 18 of this Report.

▪
Ore is crushed using a single gyratory crusher. Crushed ore is conveyed using an overland conveyor, which discharges onto an uncovered stockpile. Crushed ore is subsequently reclaimed by apron feeders onto the AG mill feed conveyor.

▪	Primary grinding is done with one dual-pinion AG mill with ‘low-speed motors’ controlled by a variable speed, active front-end type electric drive.
▪	AG mill discharge is screened using a two-stage screening circuit. Oversize from the scalping and classification screens is recirculated back to the AG mill.
▪
Ore from the grinding and screening circuit is first subjected to gravity concentration. The gravity circuit consists of a three-stage spiral circuit that produces a tailings stream and a final gravity concentrate, which is dewatered using horizontal pan filters and steam injection when required.

▪
Tailings from the gravity circuit are subjected to a cobbing process using low intensity magnetic separation (LIMS). The cobber concentrate is further reground in a ball mill and processed in a magnetic separation circuit. This circuit produces a tailings stream and a final magnetic concentrate, which is dewatered using drum filters and steam injection.

▪	Filtered concentrate from the gravity circuit and from the magnetic circuit is combined on a belt conveyor, which directs the product to the train load-out silo system.
▪
Tailings from the cobbing process are combined with tailings from the magnetic separation plant and are first dewatered with cyclones. A thickener further dewaters the remaining fine tailings in the cyclone overflow. Dewatered tailings are directed to the tailings pumping system for final disposal to the tailings impoundment area.

December 2012

17-8

17.4           Ore Crushing, Conveying and Storage

Ore from the mine will be delivered by haul truck to two dump points directly feeding the gyratory crusher. The design also provides that ROM ore can be stockpiled ahead of the crusher during periods when the crusher is not available, or to segregate ‘hard ore’ to be subsequently blended as required by operations. Based on ore characteristics and available testwork results, as well as other operations having similar operating requirements, it was determined that a single 1,525 mm x 2,260 mm (60” x 89”), 600 kW (800 HP) gyratory crusher would provide the required crushing capacity. The dataset used for Bond Crushability Work Index estimation includes mainly Rose Central samples. The design Work Index is defined as the 75th percentile, assuming the hardness profile follows a normal distribution. Crusher power calculations using a Work Index value of 10.1 kWh/t, an F80 of 800 mm, and a P80 of 150 mm, confirm the crusher selection. The Operating Crusher Work Index was estimated at 0.15 kWh/t resulting in an estimated operating power of 574 kW at design rates.

A hydraulic rock breaker operated from the crusher control room is provided adjacent to the crusher to break up and manipulate oversized or improperly positioned rocks. An overhead crane is located in the crusher building to service equipment. An auxiliary hoist is installed to handle lighter components. The above-ground components of the crusher are partially enclosed by a building. Ventilation, heating and dust collection are provided for the lower floors of the crusher installation. Floor wash-down water and drainage are collected in a sump and pumped to a settling basin prior to discharge.

Ore, crushed to -250 mm (10”) in size, is collected in a surge pocket below the crusher. From the surge pocket, the crushed ore is fed by an apron feeder onto the 1,676 mm (66”) wide, fixed speed, crushed ore belt conveyor. This conveyor discharges onto an overland conveyor, which is 1,829 mm (72 in) wide and 2,946 m long. The elevated sections of the conveyors are provided with walkways on both sides and are enclosed in an unheated gallery at the Waldorf water crossing. The overland conveyor discharges onto an outside crushed ore stockpile of 32,400 t live capacity. This live capacity is sufficient to sustain 12 hours of operation, allowing the crusher to be taken out of service for normal maintenance while maintaining feed to the mill. The total pile capacity is in the order of 156,000 t, sufficient to maintain an uninterrupted feed to the grinding circuit for up to 58 hours to permit major repairs to be undertaken on the crusher. When required, ore is reclaimed from the dead area of the ore stockpile using loaders.

December 2012

17-9

Ore is reclaimed from the stockpile by two 2,134 mm wide by 7,000 mm long (7’ x 23’) variable-speed apron feeders located inside an unheated tunnel. The two apron feeders feed crushed ore onto a 1,524 mm (60”) wide stockpile reclaim conveyor at the rate required to feed the AG mill. The mill feed tonnage is controlled by varying the feeder speed with a signal from the belt weigh scale. The elevated sections of the reclaim conveyor have walkways on both sides. The conveyor is 1,524 mm (60”) wide and 1,440 m long.

A dry dust collector and air make-up unit is provided in the reclaim tunnel. Wash-down water and drainage water from the tunnel are pumped to a settling basin prior to discharge.

Considering that operating values are marginally higher than nominal design values for all crushed ore conveyors, it is recommended that a review of capacities be completed during Detailed Engineering.

17.5           Grinding and Screening

The grinding and screening circuit described here for the Kami ore processing facility is conventional and proven, and is similar to the design used by BBA in other similar projects. Certain features have been improved and adjusted based on design and operating experience at other facilities.

17.5.1	Grinding

Crushed ore is fed to one 11.0 m dia. x 6.6 m long flange to flange (36’ x 21.5’), 2 x 7,500 kW dual-pinion AG mill. This mill was selected because it is the largest proven dual-pinion mill currently in operation and similar mills are operating and/or being installed at various other facilities.

In fixing the size and installed power of the AG mill, grindability testwork results presented in Section 13 of this Report were then used to estimate the throughput in the AG mill based on ore hardness and on the required particle size P80 of 300 microns, which is the size required to achieve sufficient liberation for gravity concentration. As was indicated from the testwork results, the average specific

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grinding energy (ore operating work index), was calculated at 4.3 kWh/t. This value was used in this FS to calculate AG mill electric power consumption for the purpose of estimating operating costs, as presented in Section 21 of this Report. The power of the selected motors is sufficient to meet requirements for maximum power requirements (at the shell) plus electrical and mechanical losses, which are estimated to be in the order of 4%.The selected AG mill should provide for the possibility of adding a ball charge in case periods of higher ore hardness are experienced.

Based on SPI/IGS results, as well as the ore blending strategy adopted, as described in detail in Section 13 of this Report, the LOM average production tonnage was estimated at 2,877 t/h, which is the nominal operating value indicated in Table 17.2 presented previously. As can be seen, this operating value falls within the design parameters indicated in Table 17.1 presented previously.

17.5.2	Screening

The ground ore from the AG mill is discharged into a chute distributing the slurry to two 4,270 x 8,540 mm (14 x 28’) horizontal scalping screens with a screen mesh opening of 4.0 mm. The oversize fraction from the two scalping screens is returned to the AG mill feed chute by belt conveyor. The passing fraction from the two screens is collected within a single pump box having two discharges, each having one single-stage pump each feeding a three-way distributor. Each of these distributors feeds three classification screens (there are therefore six classification screens in total). The classification screens are multi-slope type screens having dimensions of 4,270 x 8,540 mm (14 x 28‘) with mesh openings of 850 µm. Oversize material from the classification screens is collected onto a belt conveyor and combined with the oversize fraction of the scalping screens prior to being directed back to the AG mill feed chute. Design provides for the screen oversize material belt conveyor to discharge onto a future bypass conveyor in order to divert this material to a pebble crushing (or similar) plant in case a build-up of coarse rock occurs. The secondary screen-passing fraction is collected into two pump boxes, with each pump box collecting slurry from three secondary screens. Each of the two classification screen undersize pump boxes, handling half of the total AG mill capacity is equipped with a two-stage pumping system, each feeding two primary distributors using a Y stream splitter that provides the feed slurry at the required %-solids to the rougher spirals. Both scalping and classification screen sizing and capacity have been based on design and operating performance of similar installations. It is recommended that during Detailed Engineering, prior to final design, screen sizing and selection be validated with vendors.

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From the scalping screen undersize pump box, the screening and the gravity circuit is split into two independent lines, each able to process half of the AG mill capacity. In the proposed design, the AG mill can therefore operate at half capacity and discharge onto only one of the two primary screens, allowing operation of only one line of the concentrator. Although design provides for this operating flexibility, this mode of operation is only intended for emergency situations, which allows for some continuity of operation when circumstances warrant.

17.6           Gravity Spiral Circuit

The gravity concentrating circuit layout is based on a conventional three-stage spiral circuit similar to BBA’s reference projects. There are four primary distributors, each feeding six secondary distributors. The 22 secondary distributors each feed one bank of double-start rougher spirals.

The number of spirals, as well as the spiral models selected for the rougher, cleaner and recleaner stages for the basis of design in this Study is based on BBA’s and vendor’s experience on other projects. For the rougher spirals, this Study is based on using a high-capacity spiral model. This reduces the required number of spirals as well as capital costs. If these spirals are to be used, testwork will be required prior to final design to ascertain their performance on the Kami ore. Should this type of spiral not perform adequately, standard capacity spirals can be used but a modification to the spiral area General Arrangement will be required. It should also be noted that there are only a limited number of vendors with proven spiral models that can supply the type and quantity of spirals required by this Project.

The proposed spiral layout is based on a back-to-back arrangement at each stage in order to minimize the quantity of launders required. Table 17.3 presents the type of spirals as well as the total number of distributors and spirals required at each concentrating stage, based on the design proposed by BBA. Although operating values for spiral feed rate are marginally higher than the nominal design values, the spiral count proposed is well within the spiral model operating capacity to absorb the higher flow rate. It is nevertheless recommended that this be validated during Detailed Engineering, prior to final design. The Capital Cost Estimate developed by BBA in this Study was based on this configuration.

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Table 17.3: Gravity Circuit Summary

Spiral Circuit
Primary distributors (6-way)	4
Secondary distributors (32-way)	24
Rougher spiral type	High Capacity
Rougher spirals (# of DS spirals)	384
Number of (2 x 8) spiral banks	24
Feed design (t/h/start)	3.4
Tertiary distributors (28-way)	24
Cleaner spiral type	Conventional
Cleaner spirals (# of DS spirals)	336
Number of (2 x 7) spiral banks	24
Feed (t/start)	1.6
Recleaner spiral type	Conventional
Recleaner spirals (# of DS spirals)	336
Feed (t/start)	1.4

The rougher spirals produce two products, a concentrate stream and a tailings stream. The concentrate is collected by a series of launders and directed to the tertiary distributors feeding the cleaner spirals. Dilution water is added in the launders to control %-solids at the cleaner spiral feed. To preserve the ability to operate each line independently, each line has its own pump box to which its tailings are directed via a series of launders. Each of the two pump boxes is equipped with one pump. The tailings collected in each of the two pump boxes are pumped to a distribution system at the magnetic separation plant. Should the magnetic separation plant not be available, it can be bypassed by pumping the tailings directly to the tailings boil boxes, which will be described later.

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The cleaner spirals produce three products: a concentrate, a coarse middling stream, and a fine middling stream. The concentrate is fed directly to the recleaner spirals located immediately below the cleaner spirals. Dilution water is added to the concentrate stream ahead of the recleaner spirals in order to control feed %-solids. The dilution water comes from the cleaner spiral fine middling stream and is part of the spiral product box design. The recleaner spirals generate three products: the final gravity concentrate, a coarse middling, and a fine middling. The coarse middling streams from the cleaner and recleaner spirals are collected in a series of launders and are recirculated back to the rougher spiral feed. The fine middling streams from the cleaner and recleaner spirals, being very low in %-solids, are collected by a network of launders and directed to two pump boxes (one per line), where they are subsequently pumped to two clusters of dewatering cyclones. The underflow of these cyclones flow by gravity to the rougher spiral feed pump box. The overflow from these cyclones is sent to the recycled water tank. This water, having a higher concentration of suspended solids than process water, is kept within a separate circuit intended for use at the AG mill as well as in the scalping screen and classification screen underflow pump boxes. This strategy allows for a smaller thickener and a better overall water management system.

The final spiral concentrate produced by the recleaner spirals is collected by a network of launders and directed by gravity to four 7.3 m diameter (24’) horizontal pan filters. Each pan filter is provided with a scroll discharge and a steam hood for steam injection during the winter months. Moisture levels for filtered gravity concentrate is expected to be in the order of 5% in the summer and 2.5% in the winter, as supported by testwork described in Section 13 of this Report. This practice is aimed at reducing the risk of concentrate freezing in the railcars during transport to the port terminal facility.

17.7           Magnetic Separation Plant

The rougher spiral tailings are pumped to the magnetic separation plant (mag plant) cobbing LIMS circuit. Two rougher spiral tailings pumps feed two distributors, which in turn feed two (2) banks of six LIMS single drum units (twelve LIMS in total). The drums should operate at normal field intensity (1000-1200 Gauss). The concentrate from the LIMS cobbing drums consists mainly of non-liberated magnetite requiring regrinding and fine liberated magnetite that was not recovered in the spirals. This concentrate is collected in launders and directed to the classification cyclone pump box then pumped to the classification cyclones. The cyclone underflow is sent to the regrind ball mill, while the overflow is directed to the finisher LIMS.

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Sizing of the ball mill was estimated assuming a feed particle size distribution (F80) of 275 µm, a mill product size (P80) of 75 µm, a Bond Work Index of 18.5 kWh/t, and other relevant testwork data presented in Section 13 of this Report. The resulting operating work index was calculated to be in the order of 10.2 kWh/t (at pinion). Sizing was validated with vendors but only on a preliminary basis. The regrind ball mill dimensions were determined to be 6.4 m dia x9.8 m L (21’ dia. x 32’ L). The regrind mill requires a total installed power of 7,000 kW and was expected to have a dual-pinion drive, with each pinion driven by a 3,500 kW motor. It was later confirmed by vendors that this size mill is available as a single pinion. The two vendors that provided budget proposals quoted different sized mills. For the Capital Cost Estimate, BBA used a 6.1 m dia x 9.8 m L (20’ dia. x 32’ L) regrind ball mill equipped with a single pinion 7,500 kW motor, similar to the AG mill motors.

Slurry from the ball mill discharge is pumped to four single-stage cleaner LIMS. The cleaner LIMS concentrate is collected in a launder and directed to the classification cyclone pump box previously described. The tails from the cleaner LIMS are combined with the cobber tails in a boil box. This magnetic separation step allows for the reduction of the circulating load to the ball mill. To achieve this cleaning step with minimal magnetite losses, the LIMS should be operated at a field intensity of 1,000 to 1,200 Gauss. This should be confirmed in further testwork recommended to be completed prior to final design or through discussions with vendors.

The classification cyclone cut size was determined at 212 µm resulting in a predicted overflow particle size (P80 ) of approximately 80 µm. The cyclone underflow is returned to the regrind ball mill feed while the overflow is sent to the finisher LIMS.

The finisher LIMS consists of five single-stage units running at low magnetic field intensity (500 Gauss). Its objective is to recover liberated magnetite or mixed magnetite/SiO2 middling particles, but discarding gangue and peppered SiO2 (particles which are primarily SiO2 with very minor amounts of fine magnetite). It is assumed that the particle size of this reject is similar to the magnetite liberation size, with a P80 of approximately 45 µm. The finisher LIMS concentrate is collected in a launder and is sent by gravity to four Stack Sizer screens having a screen opening of 75 µm. Wash water can be added to assist the operation. The Stack Sizer screen oversize is sent back to the regrind mill. The undersize constitutes a high grade mag plant concentrate. This concentrate slurry, being relatively dilute, requires dewatering prior to filtering. Therefore, design provides for two dewatering LIMS to increase the %-solids of the slurry to 55% and to further remove entrained tails prior to filtration. To assist with slime removal, addition of clean wash water at the feed of the LIMS may be required and a final design should provide for this. The dewatering LIMS tailings stream is directed to the recycled water tank.

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The concentrate slurry is directed to a series of four drum filters, each having a diameter of 3 m and an effective filtration area of 35 m2. Sizing of this filter system was completed based on reference projects and preliminary filtration test results. Further results, as presented in Section 13 of this Report, were received late in the Feasibility Study and indicate that additional filter capacity may be required. It is recommended that this be reviewed prior to final design with additional testwork. The final mag plant concentrate particle size is estimated to be approximately P80 of 45 µm.

A steam hood is provided for steam injection, which is expected to operate year round in order to reduce the final moisture content of the mag plant concentrate to 7%, as supported by testwork results described in Section 13 of this Report. The filtered concentrate is discharged onto a conveyor system where it joins the gravity concentrate for conveying to the concentrate load-out.

Although operating data values are generally in line with design values, it is recommended that during Detailed Engineering, final design for all process equipment within the mag plant be validated against operating values and supported by a mag plant pilot test to further validate the proposed flowsheet and mass balance. Also, further testwork to better assess the optimal magnetite liberation size at the mag plant should be performed.

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17.8           Tailings Dewatering and Pumping

The non-magnetic tailings from the cobber LIMS consist mainly of SiO2 and other gangue minerals such as silicates, carbonates (including some unrecoverable iron minerals), and unrecovered fine hematite and magnetite. These tailings, along with the tailings generated by the cleaner and finisher LIMS units are all collected in two boil boxes and are subsequently directed by gravity to two clusters of tailings dewatering/classification cyclones. Cyclone underflow is directed into a tailings collection pump box. Cyclone overflow is directed to a 60 m diameter high rate thickener/clarifier, which was sized based on BBA’s reference project settling rates. Testwork results presented in Section 13 of this Report were not available when thickener sizing was completed but indicate that the size selected is adequate. It is recommended to further validate the sizing with the latest results and/or additional testing.

Flocculant and coagulant are added to the thickener feed stream to promote settling and to maintain process water clarity. Again, flocculant and coagulant consumption need to be updated with latest settling test results. The clarified thickener overflow stream flows by gravity to the process water tank. The underflow from the thickener consists of tailings, which are generally finer than 100 µm. These tailings are pumped to the tailings pump box and combined with the underflow from the dewatering cyclone clusters. This constitutes final plant tailings, which are pumped to the Tailings Management Facility (TMF) in accordance to the tailings management plan developed by Stantec/Golder and described in more detail in Section 20 of this Report. The tailings pumping system will be implemented in stages over the life of the operation as follows:

▪
The initial installation available at plant startup will consist of a single, two-stage tailings pumping line (Line 1) at the concentrator (no backup). This will cover tailings pumping requirements for the first four years of operation.

▪
During the second year of operation, a second tailings pump box and parallel two-stage tailings pumping line (Line 2) will be added as a backup and to provide flexibility. An additional pipeline will also be added to cover all deposition points for the first six years of operation.

▪
In Year 6 of operation, one booster station will be added to Line 1 to allow for pumping to higher elevations. Two booster stations and one additional pipeline will be added to Line 2 to allow for pumping to deposition points further south.

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▪	One additional booster station will be required for Line 2 in Year 11 of operation to allow for pumping at the furthest point and at the highest elevation.
▪	All tailings pipelines are made of Victaulic rubber-lined steel and have a diameter of 610 mm (24”).

Once the two pipelines are installed, design provides for the possibility to pump the fine tailings separately from the coarse tailings for spigotting and for building the upstream dams.

A site water management plan has been developed by Stantec and is described in further detail in Section 20 of this Report. Design provides for water from the TMF to be returned to the process water tank as required, using a pumphouse mounted on a floating barge. All excess water from the TMF that is not required by the process is pumped to a polishing pond for treatment, prior to discharge into Long Lake.

Although operating data values are generally in line with design values, it is recommended that during Detailed Engineering, final design for tailings pumping be validated against operating values.

17.9           Concentrate Conveying and Load-Out

The concentrate discharged from the pan filters and the drum filters is collected onto a common 914 mm wide (36’’) belt transfer conveyor. This conveyor transfers the concentrate onto the concentrate conveyor. The concentrate conveyor normally discharges onto the load-out silo feed conveyor, which dumps into the load-out silo; however, the load-out silo can be bypassed if required and concentrate can be directed onto an outside emergency stockpile. Concentrate from the outside emergency stockpile is reclaimed as required by a loader, which dumps into a hopper feeding a reclaim conveyor belt and is returned onto the load-out conveyor feeding the silo. Concentrate is reclaimed from the concentrate silo by means of four belt feeders and transferred to the train loading hopper at a rate of 6,000 t/h. The railcars are loaded by means of one loading chute. The loading system includes two track scales to weigh the railcars before and after they are loaded. The weight of the cars is displayed on the scale controller and the HMI screen.

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17.10           General Concentrator Plant Services

General plant services for the concentrator are as described in the following subsections. In this Study, services have not been specifically designed but rather estimated based on BBA’s reference projects or developed mass and water balance. Capital costs have been estimated accordingly.

17.10.1	Compressed Air
Compressed air requirements have been assumed similar to BBA’s reference projects and capital costs for the compressed air distribution network have been estimated accordingly. For the concentrator, it is estimated that two compressors (one operating and one standby) with a capacity of 270 m3/h each will be required. A desiccant dryer of equivalent capacity is also supplied for all compressed air.

Two smaller air compressors are required for the stockpile area dust collector and the crusher area dust collector.

17.10.2	Freshwater
The primary source of freshwater for the concentrator area, used for potable water, gland seal water, cooling water and make-up water, is from the pumphouse at Long Lake. BBA estimated freshwater requirements from similar projects as well as from equipment vendor datasheets.

Design provides for two operating pumps, one standby pump and one emergency fire water pump operating on diesel. Since the plant fire loop is supplied by this system, the water line is always full. Thus, a water circulation pump is included to the water pump system to maintain a continuous flow of water in the line in order to prevent freezing in the case of a power outage.

The stockpile reclaim tunnel fire water is a stand-alone system consisting of a water tank to be filled by a water truck, as required. Freshwater for mine services will be taken from Mills Lake.

A single freshwater tank, for seal water and for service water, is provided in the design for distribution throughout the concentrator. A low pressure pumping system supplies gland seal

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water and cooling water. A high pressure pumping system supplies gland seal water to the multi-stage pumps operating at a higher pressure, including the tailings pumps.

17.10.3	Cooling Water
The water distribution design also provides for a closed-loop cooling water system fed by its own cooling water tank. The temperature of the water is controlled by bleeding off a volume of warm cooling water return to the service and gland seal water tank and filling the cooling water tank by the same amount of freshwater.

17.10.4	Process and Recycled Water
A guiding principle of the water management plan proposed for the Kami operation is to maximize water recirculation and minimize freshwater usage. A water balance was presented in Figure 17.4 of this section. Estimated plant process water requirements are in line with similar operations and BBA’s reference projects.

Design provides an above-ground steel process water tank in proximity to the concentrator building and the thickener. The main source of process water comes from the thickener overflow. The level in the process water tank is controlled by modulating water reclaim from the tailings pond polishing basin. Process water distribution is provided by a piping network throughout the plant. Two process water pumps, one operating and one standby, are used to provide the required flow and pressure throughout the plant. Usage for this water includes among other things, spirals wash water and water sprays.

In addition, design provides for a recycled water tank. This tank is fed by the fine middling cyclone overflow and the dewatering LIMS tailings stream at the mag plant. The recycled water has a higher solids content than process water and is therefore used for stream dilution at various points within the concentrator where operation is insensitive to the small amount of fine solids accompanying the water.

17.10.5	Fire Protection
Design provides for independent fire protection systems for the mine service facilities and crushing, crushed ore stockpile/reclaiming and concentrator area including grinding, gravity

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separation and magnetic separation. Final design should conform to local regulations along with the Insurer’s requirements. As for the concentrator building, the fire system water supply is connected to the freshwater system of the plant as previously described. A fire diesel booster pump at the concentrator assures that the distribution of the water to the fire system meets the required pressure.

17.10.6	Steam
Steam is used during the winter months for both heating of buildings as well as for drying concentrate in order to reduce concentrate moisture levels for rail transport. Steam is used year round to reduce the moisture content of the mag plant concentrate. Design provides for an oil-fired steam boiler facility using No. 2 light oil. Steam is produced in a central boiler house at the concentrator. Considering the distance from the concentrator to the crusher, the mine garage and the concentrate load-out, design provides that these areas will be heated using electricity. Heating and ventilation design is based on a system incorporating air recirculation and heat recuperation, thus reducing heating costs. Steam requirements were estimated based on HVAC calculations and concentrate drying steam requirements determined from reference projects as well as from testwork results. This was further validated against actual consumptions from BBA’s reference projects. Fuel oil requirements were estimated on a monthly basis to account for significant seasonal variations. This approach helped in defining the design basis for fuel transportation to site as well as for estimating peak steam requirements and peak fuel storage capacity to be provided.

Table 17.4 presents an estimate of annual steam and fuel oil requirements, which were subsequently used, for estimating operating costs as well as for boiler facility design and control strategy.

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Table 17.4: Kami Steam and Fuel Oil Estimated Consumption

	Steam Peak kg/h	Steam Consumption Thousand kg/y	#2 Oil Consumption L/y
Concentrator Building Heating	2,971	9,974	703,648
Pan Filters	15,210	45,266	3,193,433
Drum Filters	3,093	15,343	1,082,411
Total	21,274	70,583	4,979,492

Design estimations indicate a consumption peak of 21,274 kg/h of steam. In order to provide an efficient and flexible steam production, three oil-fired boilers of 18,000 kg/h capacity, two operating and one standby, are used.

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